4/17

08001968

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Canadian Oil Sands

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 2 2 2008
THOMSON FINANCIAL

FILE NO. 82- 05789

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 4/18/08

ANNUAL REPORT 2007

THERE'S A REASO
WE ARE CALLE
CANADIAN
OIL SANDS

Advisory

In the interest of providing Unitholders and potential investors of Canadian Oil Sands Trust (the "Trust" or "Canadian Oil Sands") with information regarding the Trust, including management's assessment of the Trust's future production and cost estimates, plans and Syncrude operations, certain statements throughout this annual report contain "forward looking statements" under applicable securities law. Forward-looking statements in this annual report include, but are not limited to, statements with respect to: the expectation to grow production to 350,000 barrels per day ("bpd") and eventually to 500,000 bpd; the belief that higher TV/BIP ratios will extend Syncrude's resource life and potentially increasing future expansion plans beyond 500,000 bpd; the expectation of achieving the production design rates from Coker 8-3 and Stage 3; expectations that crude oil will be in high demand for a very long time; the plan to reach a net debt target of $1.6 billion by the end of 2010; the plans and expectations with regard to future distributions; the expectation that Canadian Oil Sands will convert to a corporate structure; the actual recoverable amounts from any reserves or resources; the belief that demand for our synthetic crude oil product will grow and that it will benefit both our revenues and cost structure; the belief that the arctic natural gas assets offer tremendous upside potential; the expected investments and costs relating to environmental legislation and regulations; the proposed reduction in sulphur dioxide emissions; the expected amount of Crown royalties payable in 2008; the expectation that Syncrude will continue to develop better and more sustainable practices; the short term and long term goals for operations, growth, distributions and the business environment; the expected improvement in energy efficiency; the productive capacity that can be achieved in the future; the expected timing to fix the design issues around the hydrogen plant; the expected growth opportunities that the Trust has through its expansion of the current interest in Syncrude or through external opportunities; the extent and value of Syncrude's reserves and resources; the quality of Syncrude's leases; the ability to improve the base operations at Syncrude, including without limitation the expected benefits to be realized from the Management Services Agreement between Syncrude Canada Ltd. and Imperial Oil Resources; future increases if any in distributions; the ability to mitigate and prevent operational risks such as dyke failures, explosions in upgrading units or other similar events; the anticipated impact of changes in federal tax legislation on income trusts; the impact of material and labour constraints on the Trust; the need for future hedging; the expected price for crude oil and natural gas in 2008; the actual taxes paid in the future by Canadian Oil Sands; the expected timing and associated production impact of coker and other unit turnarounds; the expected revenues, operating costs and cash from operating activities for 2008; the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange, operating costs and Crown royalties have on the Trust's cash from operating activities and net income; and the expected capital expenditures in 2008 and beyond. You are cautioned not to place undue reliance on forward looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors that could cause results to differ materially from those expressed in the forward-looking statements contained in this annual report include, but are not limited to: labour shortages and the productivity achieved from labour in the Fort McMurray area; the impact of technology on operations and processes and how new complex technology may not perform as expected; risks inherent to the operation of any large, complex refinery units, especially the integration between mining operations and an upgrader facility; regulatory changes which may impact the penalties on greenhouse gas emitters, or the amount of Crown royalty or taxes paid to the government; currency and interest rate fluctuations; the availability of pipeline capacity; changes in business strategy; the availability and price of energy commodities; regulatory decisions; the effects of competition and pricing pressures; shifts in market demands; changes in laws and regulations including environmental and regulatory laws; potential increases in costs; timing of completion of capital or maintenance projects; the availability of adequate levels of insurance; various events which could disrupt operations including severe weather conditions; technological changes and management retention and development; the supply and demand metrics for oil and natural gas; general economic, business and market conditions; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust, including those outlined in the management's discussion and analysis in this annual report and the assumptions outlined in the guidance for 2008 actually occurring. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this annual report are made as of the date of this annual report and unless required by law, the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this annual report are expressly qualified by this cautionary statement. In any reference to resources in this annual report, there is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Unless otherwise specified, all dollar amounts are expressed in Canadian dollars, all references to "dollars" or "$" are to Canadian dollars and all references to "US$" are to United States dollars.

Non-GAAP Financial Measures

In prior years, we referred to free cash flow as an indicator of the Trust's ability to repay debt and pay distributions to its Unitholders. It was a measure that did not have any standardized meaning under GAAP. During 2007, we discontinued our discussions of free cash flow, and now refer to the GAAP measure of cash from operating activities, which is derived from our Consolidated Statements of Cash Flows. We also refer to the Trust's cash from operating activities on a per Trust Unit basis, which does not have any standardized meaning under Canadian GAAP. Cash from operating activities per Trust Unit is calculated as cash from operating activities reported on the Trust's Consolidated Statement of Cash Flows divided by the weighted average number of Units outstanding in the period, as used in the Trust's net income per Trust Unit calculations. This measure is an indicator of the Trust's capacity to fund capital expenditures, distributions, and other investing activities without incremental financing, allocated to our outstanding Units. In addition, the Trust refers to various per barrel figures, such as net realized selling prices, operating costs and Crown royalties, which are also considered non-GAAP measures, but provide meaningful information on the operational performance of the Trust. We derive per barrel figures by dividing the relevant revenue or cost figure by our sales net of purchased crude oil volumes in a period. Cash from operating activities per Trust Unit and per barrel figures may not be directly comparable to similar measures presented by other companies or trusts.

There's a reason we are called Canadian Oil Sands Trust.

Canadian Oil Sands Trust has made a name for itself as the definitive investment in the oil sands. Our Syncrude asset embodies the qualities that mark success in the vital resource base that Canada's oil sands represent. Qualities like dependability, sustainability and a track record of engineering excellence.

We recognize the significance of Syncrude's work, providing an essential commodity and developing new and better ways to ensure the sustainable development of its over 50-year life resource to meet the growing need for energy.

TABLE OF CONTENTS

Canadian Oil Sands Trust. It's all in the name.

Canadian Oil Sands Trust is the only pure play investment opportunity in Syncrude, owning a 36.74 percent interest in the project. Our units trade on the Toronto Stock Exchange under the symbol COS.UN.

when you think
canadian oil sands,
think

essential.

Canada's oil sands represent the second largest reserves of crude oil in the world. They are one of Canada's most vital economic treasures, providing a secure source of energy for North America. Syncrude is an established oil sands operator with the capacity to provide about 15 percent of Canada's total crude oil needs.



2007 highlights

All references to "dollars" or "$" are to Canadian dollars and all references to "US$" are to United States dollars.	2007	2006	% change
Financial ($ millions, except per Trust Unit amounts)			
Revenues, after crude oil purchases and transportation expense	3,250	2,432	34
Net Income	743	834	(11)
Per Trust Unit, Basic	1.55	1.79	(13)
Per Trust Unit, Diluted	1.54	1.78	(13)
Cash from operating activities	1,377	1,142	21
Per Trust Unit	2.87	2.45	17
Unitholder distributions	791	512	54
Per Trust Unit	1.65	1.10	50
Ratios			
Net debt to cash from operating activities *(times)*	0.7	1.1	
Net debt to total capitalization *(%)*	19	25	
Return on average Unitholders' equity *(%)*	18	23	
Return on average productive capital employed *(%)*	25	24	
Operations			
Sales volumes, net of crude oil purchases			
Total *(mmbbls)*	41.0	33.5	22
Daily average *(bbls)*	112,298	91,844	22
Operating costs *($/bbl)*	25.23	27.07	(7)
Capital expenditures *($ millions)*	183	300	(39)
Net realized selling price *($/bbl)*	79.29	72.56	9
Average West Texas Intermediate *(US$/bbl)*	72.36	66.25	9
Average foreign exchange rate *(US$/C$)*	0.93	0.88	6
Unit information			
Closing price on December 31 *($/Trust Unit)*	38.71	32.61	19
Weighted-average Units *(millions)*	479	466	3

A five-year statistical summary is provided on page 92.

CANADIAN OIL SANDS' AVERAGE DAILY SALES (MBBLS PER DAY)



66.8
84.6
76.0
91.8
112.3
2003
2004
2005
2006
2007

CASH FROM OPERATING ACTIVITIES ($/TRUST UNIT[1])



0.56
1.33
2.07
2.45
2.87
2003
2004
2005
2006
2007

[1] *Non-GAAP measure.*

RETURN ON AVERAGE UNITHOLDERS' EQUITY[1] (%)



20
21
28
23
18
2003
2004
2005
2006
2007

[1] *Non-GAAP measure.*

Syncrude holds one of the best resource positions in the industry. Our leases envelop some of the richest bitumen deposits in the entire Alberta oil sands. Our newly expanded, modernized and integrated upgrading facility produces 100 percent high-quality sweet synthetic crude oil.



when you think canadian oil sands, think

superior quality.

president's message

Dear Unitholder,

Canadian Oil Sands Trust is the pre-eminent pure play investment in the oil sands. With the largest ownership in the Syncrude project, we are proud to have a legacy asset that epitomizes the best attributes of an oil sands investment: superior quality leases, a track record of successful operations, a proven ability to deliver unitholder value, a sustainable approach to the development of our long-life resource and a product – high-quality, sweet crude oil – that is essential to the global economy.



Marcel Coutu
President and Chief Executive Officer

The past year reflected the largest expansion in our history, one that boosted Syncrude's production in 2007 to an average of 305,000 barrels per day. Volumes in 2007 were 18 percent higher than 2006 and exceeded our original budget estimate. And, looking ahead, there is still room to grow production to our current design capacity of 350,000 barrels per day. Beyond that, we have plans to expand to 500,000 barrels per day.

The increase in production in 2007 over 2006, combined with robust crude oil prices, resulted in impressive 2007 financial results. Cash from operating activities was up 21 percent over 2006, reaching $1.4 billion or $2.87 per Trust Unit. Net income in 2007 was negatively impacted by income trust taxation and totaled $743 million, or $1.55 per Trust Unit. In June 2007 the federal government enacted legislation to begin taxing most publicly traded income trusts in 2011, which required us to record a future income tax expense in 2007 even though the new tax does not take effect for a number of years. As future income tax is a non-cash item, it had no current impact on our cash from operating activities.

In 2007, significant additions also were made to Syncrude's resource base following evaluation of its leases using higher economic cut-off rates, otherwise referred to as TV/BIP[1] ratios. Syncrude will continue to better define the potential for new resource on its existing leases over the next few years. This work should extend Syncrude's resource life and may result in its owners reassessing expansion plans, exploring the potential of reaching productive capacity beyond the currently planned 500,000 barrels per day.

[1] *TV/BIP measures the total volume of material (dirt, sand and bitumen) relative to the volume of bitumen in place.*



Production enhancement

The new Coker 8-3, more robust than our two original cokers (the primary units used to convert bitumen into synthetic crude oil) and vital to increasing our production capacity, was installed in 2006. Stabilizing production, not surprisingly, will take time and bringing newly constructed units into operation naturally comes with challenges. During 2007, Coker 8-3 experienced constrained throughput but also achieved periods of production at its design target rate. Some of the finer operating points of this unit's enhanced features are, therefore, still being mastered.

Syncrude's technological expertise and proven ability to unlock the potential of its assets give me confidence we will achieve Coker 8-3's potential.

Strengthening our depth of expertise

My confidence is rooted in the fact Syncrude has pioneered much of the technology used in the oil sands today. Its accomplishments have far surpassed what most could have imagined at the company's inception 30 years ago. Syncrude's superb record of achievement now is being even further enhanced by the Management Services Agreement (MSA). This long-term advisory arrangement enables Syncrude to benefit from the expertise, talent, and proprietary systems of top-tier operators Imperial Oil, which holds a 25 percent interest in Syncrude, and ExxonMobil.

Efficiently managing our capital structure

Canadian Oil Sands Trust is a highly competitive and productive investment. We currently pay an attractive cash distribution and offer defined production growth and a resource that is expected to be in high demand for a very long time indeed. Syncrude offers an excellent low-risk platform for oil sands expansion through high-quality leases, solid operating cash flows and a demonstrated ability to execute large capital projects. We therefore will look to enhance our ownership position in the Syncrude joint venture if the right opportunity arises. We also are looking, under the right conditions, to supplement Syncrude's growth profile through acquisitions of other oil sands-related assets.

We have set a financial plan that supports our growth objective. We intend to move from a low net debt of just under $1 billion at the end of 2007 to $1.6 billion by the end of 2010. This is a prudent target that conserves tax pools during the transition period prior to trust taxation while still maintaining a strong balance sheet. A strong balance sheet is a priority for us as it underpins our investment grade credit rating, provides capacity to finance growth and supports our continuing plan to provide full exposure to crude oil prices by not hedging.

The combined talent and experience of Syncrude, Imperial Oil and ExxonMobil create a powerful force that should maximize our investment in the Stage 3 expansion and help us achieve our goals.

Capital plans

The next identified growth opportunity is the Syncrude Stage 3 debottleneck; an associated ramp up in capital spending is expected to occur around 2010. Unless we identify another growth opportunity, we plan to efficiently manage our capital structure by distributing cash to our investors, an approach that allows us to take full advantage of our trust structure until trust taxation takes effect in 2011. Over the past 12 months, we have more than doubled our cash payments with a distribution of $0.75 per Trust Unit paid in the first quarter of 2008.

As you would expect, we must review our distribution objectives in light of trust taxation, our expected conversion to a corporate structure and our capital spending requirements. In doing so, we will continue to work towards creating longer-term value for our investors.

2008 outlook and the horizon

In 2008 Syncrude production is expected to average 315,000 barrels per day (about 116,000 barrels per day net to the Trust), reflecting a demanding maintenance program that includes turnarounds on two of our three cokers.

All of our volumes in 2008 are expected to be upgraded to the higher quality level we introduced late in 2007, which should assist North American refiners in meeting more stringent environmental requirements. We believe demand for our new blend will grow and that a better quality product and enhanced reliability will benefit both our revenues and cost structure.



Going forward, we anticipate production growth in excess of 10 percent over 2008 levels by attaining the plant's existing design capacity. Costs to operate the facility are largely fixed so higher volumes reduce per barrel costs. We are, however, seeing inflationary pressures on construction materials and labour costs. We are expecting operating costs for 2008 to average $26.83 per barrel. Our focus on reliable operations has the greatest potential to offset inflationary pressures and a specific effort is underway via the MSA to reduce downtime, improve the plant's utilization rates and increase volume throughput.

We cannot yet assess the impact of the proposed new Crown royalty regime, which takes effect in 2009. Syncrude has a contract with the Alberta government that codifies current royalty terms to 2015 and we are negotiating with the province regarding its desire to move Syncrude more quickly to the new royalty structure.

Canadian Oil Sands holds significant natural gas resource in Canada's arctic islands.

This past year we also sold the remaining conventional assets acquired with our 2006 purchase of Canada Southern Petroleum Ltd. We now hold extensive natural gas resources concentrated primarily in the Drake and Hecla fields onshore and offshore Melville Island in the Canadian Arctic. The majority of our legacy interests in these fields are "carried" by our partners, meaning there is limited requirement for us to fund development costs and there are no lease rental payments or associated interest costs. We are very pleased to have secured this partial hedge against our future natural gas requirements for the Syncrude operations. Furthermore, I believe this to be another sizeable, strategic, and long-term energy asset that has tremendous upside potential.


BORDEN ISLAND
ARCTIC OCEAN
ELLEF RINGNES ISLAND
AMUND RINGNES ISLAND
Thor
Jackson Bay
Wallis
King Christian
MACKENZIE KING ISLAND
LOUGHEED ISLAND
Potential Oil or Gas Fields
Whitefish
Hecla
Drake Point
CAMERON ISLAND
BATHURST ISLAND

This resource is not currently in production and there are no development plans at this time or in the foreseeable future.



Syncrude has always been committed to meeting all of its regulatory obligations for environmental management and to achieving ever improving levels of performance. In the last half of 2007, we included $0.19 per barrel in our operating costs to recognize the expected cost of compliance with greenhouse gas legislation introduced by the Alberta government. The federal government also is expected to introduce legislation to curb greenhouse gas emissions. We expect to invest an additional $2 to $5 per barrel in sustaining capital costs over the next several years for environmental and infrastructure projects. One such project is the Syncrude Emissions Reduction project, which is expected to result in a 60 percent reduction in total sulphur dioxide emissions. Syncrude also is pursuing tailings system projects aimed at improving technology used to separate water from sand and clay. The intention is to enable water to be recycled back to the operation more quickly and to allow solids to be incorporated into the final reclamation landscapes sooner.

Using its foundation in technological and intellectual innovation, Syncrude will continue to develop better and more sustainable practices.

A leader in corporate social responsibility

We and Syncrude recognize that our operations, while vital to Alberta and Canada's economic and social fabric, impact both the environment and the community. Our water usage and land reclamation performance, already the best in the industry, is a focus of continued improvement. We also are working to reduce our carbon dioxide emissions intensity through improved energy efficiency and reliability.

Syncrude has a production capacity to provide roughly 15 percent of Canada's crude oil needs, injects about $4 billion annually into the economy, and donates about $4 million each year to the communities it serves.

Likewise, Canadian Oil Sands is committed to supporting communities, focusing on charitable programs for society's less fortunate. Overall, we contribute about $2.2 million annually, including our share of Syncrude's donations.

A solid investment

Canadian Oil Sands is firmly positioned to continue delivering strong returns. Crude oil prices remain robust and reflect the underlying global fundamentals of growing demand against limited supply.

In 2007 our annual total return[2] was 25 percent and the future continues to look promising:

- **We have a defined growth plan** The Stage 3 debottleneck is expected to add 30,000 to 50,000 barrels per day by 2012 with the most complicated and expensive component – coking capacity – already constructed. Stage 4 should raise Syncrude's capacity to about 500,000 barrels per day in the latter half of the next decade.

[2] *Total return refers to Trust Unit price appreciation plus reinvestment of all distributions paid.*

- **We are moving forward** A Growth Development Planning and Major Projects Committee chaired by Canadian Oil Sands, has been established and Syncrude's owners have committed capital for the preliminary design work on our expansion projects. A major challenge – one we believe we are uniquely equipped to meet – in constructing oil sands projects is sourcing the necessary technical capability. ExxonMobil's world-leading talent, to which we now have access, should meet this challenge and provide Syncrude with a significant advantage through its engineering, procurement and construction leadership.
- **We are ahead of the game** Our advantage is better economics and lower risk through well-established mining technologies with higher bitumen recovery rates than in-situ operations. All of Syncrude's leases can be mined and have deposits that contain among the best bitumen ore grades in the entire Athabasca oil sands deposit.

Credit where credit is due

Canadian Oil Sands is bullish about the future and proud of the past year's accomplishments. Operating and lining out a major expansion to a 24-hour, 365-day oil sands facility is possible only through the dedication of the Syncrude employees, contractors and the staff provided by Imperial Oil and ExxonMobil. Their skill, determination and innovation have given us a track record of achievement and remain the source of our optimism when it comes to our future and that of our investors.

Profound thanks go to Canadian Oil Sands' employees for their efforts and our Board of Directors for their dedicated stewardship of this remarkable asset. Last year we further strengthened our board's financial expertise with the addition of Mr. Ian Bourne. Ms. Susan Evans, who was one of the original board members of Athabasca Oil Sands Trust, the predecessor of today's trust, has decided not to stand for re-election. I wish to express my deep appreciation for her commitment to management and the board over the past 12 years; we will miss her contribution to the governance of Canadian Oil Sands.



Together, our team and the talent and prudence it represents will ensure Canadian Oil Sands will not only retain but strengthen its reputation as the definitive oil sands investment.

We have a strong growth horizon combined with the near-term benefits of reaching design capacity and improving plant reliability. Canadian Oil Sands offers robust cash distributions and is indeed a uniquely attractive energy investment not only for today, but for tomorrow.

Sincerely,



Marcel Coutu
President and Chief Executive Officer
February 28, 2008

areas of strategic focus

Canadian Oil Sands focuses on four strategic areas. Our short-term and long-term goals for each are outlined below.

Operations

Syncrude Canada Ltd. is the operator of the Syncrude project. Imperial Oil, a 25 percent owner of the project, supports Syncrude by providing expertise, systems and people. Canadian Oil Sands Trust works with Syncrude and its joint venture owners to set the strategic direction for the project and approve significant operational and strategic decisions.

Growth

Near-term production growth is expected as Syncrude ramps up to its facility's current design capacity of 350,000 barrels per day. Beyond this, Syncrude has a staged expansion plan to grow production to 500,000 barrels per day post-2016 (184,000 barrels per day net to the Trust's 36.74 percent interest). Syncrude is also assessing its ultimate production potential based on higher TV/BIP thresholds.

The cost and timing of Syncrude's expansion plans have not yet been approved by its owners.

Distributions

Canadian Oil Sands determines and pays its distributions on a quarterly basis. In determining distributions, Canadian Oil Sands considers financial and operating performance, capital expenditures and other operating obligations. We take a long-term view that also considers current and expected economic and operating conditions. Our overriding objective is to maintain a strong balance sheet, supporting our capacity to finance growth opportunities and remain unhedged on our crude oil production.

Business environment

Our Syncrude project depends on a supportive regulatory and fiscal regime to operate and expand its business. We understand the impact our business has on communities, the environment and the Canadian economy, and we are committed to stewarding our Syncrude operations in a sustainable manner.

2007 Progress	2008 Plan	Beyond 2008
▫ Achieved record annual production; ▫ Began producing a higher quality synthetic crude oil in the third quarter, ahead of the revised 2008 timeframe; and ▫ Established new records for worker safety.	▪ Complete an extensive maintenance program that includes two coker turnarounds and hydrogen plant modifications; ▪ Improve reliability of mining and upgrading operations; ▪ Increase production to an average 315,000 barrels per day; and ▪ Maintain focus on worker safety.	▫ Establish sustained design capacity rates of 350,000 barrels per day; and ▫ Identify a solution to recycle ammonia produced on-site in the operation of our flue gas desulphurizer.
▫ Formed the new Growth Development Planning and Major Projects Committee to pursue Syncrude's growth plans; ▫ Secured owner commitments to fund the initial design of future expansions; and ▫ Engaged independent evaluators to identify resource potential on Syncrude's leases, which resulted in a best estimate for remaining recoverable resources of 12.7 billion barrels of SCO (gross to Syncrude). *See table on "the Syncrude Project" foldout.*	▪ Begin preliminary design of Syncrude's Stage 3 debottleneck and Stage 4 expansion plans; ▪ Continue to better define the resource estimates on Syncrude's leases, particularly the Aurora South leases; and ▪ Continue to evaluate opportunities for Canadian Oil Sands to acquire additional oil sands interests both within and outside the Syncrude Project.	▫ Proceed with Syncrude's expansion plans, employing ExxonMobil's engineering, procurement and construction management expertise.
▫ Raised quarterly distribution from \$0.30 per Trust Unit to \$0.55 per Trust Unit.	▪ Maintain an efficient capital structure during the trust taxation transition period by providing fuller payout of cash from operating activities unless investment growth opportunities arise that offer investors better value; as indicated by increasing distributions to \$0.75 per Trust Unit for the distribution paid in February 2008.	▫ Continue to maintain an efficient capital structure during the trust taxation transition period; ▫ Increase net debt to \$1.6 billion by the end of 2010 to reduce cost of capital and preserve tax pools until trust taxation takes effect; ▫ Establish the best structure for Canadian Oil Sands' investors, which at this time appears to be conversion to a corporation; and ▫ Re-evaluate the distribution and financing plan based on the selected structure and opportunities for investment post-2011.
▫ Syncrude reclaimed more than 80 hectares of land; ▫ Syncrude reduced flaring by 50 percent over 2006, thereby lowering emissions and energy costs; ▫ Syncrude donated \$4.3 million to Alberta communities; and ▫ Syncrude paid \$1.3 billion in Crown royalties to the Alberta government.	▪ Continue to work with the Alberta government to receive certification for a parcel of reclaimed land (Syncrude is the first oil sands operator to apply for such certification); and ▪ Preserve value embedded in the Syncrude Crown royalty agreement through on-going negotiations with the Alberta government.	▫ Complete the Syncrude Emissions Reduction project to reduce sulphur dioxide emissions; ▫ Implement measures to reduce energy intensity, thereby reducing operating costs and carbon dioxide ("CO_2") emissions; ▫ Continue to explore the viability of developing a large scale CO_2 capture, transportation and storage network through participation in the Integrated CO_2 Network (ICON); ▫ Improve and supplement effectiveness of tailings systems; and ▫ Explore new ways to continue to reduce our impact on the environment, focusing on technology development.

when you think
canadian oil sands,
think

track record.

Syncrude is an oil sands pioneer, producing since 1978 and creating many of the innovative technologies used in the oil sands today. With its 25 percent owner Imperial Oil as an advisor, Syncrude can take advantage of global best practices in refinery performance, setting the stage for future decades of reliable operations and production growth.

how we measure up

	What we said for 2007[1]	What we did in 2007		Our outlook for 2008[2]	Factors shaping our 2008 outlook
Sales[3] *(mmbbls)*	39 - 44	41	**Exceeded original mid-point production guidance of 40 mmbbls.**	40 - 44	**Midpoint production outlook is 42 mmbbls.** ▫ Extensive maintenance program with two coker turnarounds scheduled ▫ Allowance for unplanned outages ▫ Recognition that efforts to achieve sustained design production rates will continue
Operating Cost *($/bbl)*	25.83	25.23	**Met original guidance.**	26.83	**Per barrel operating costs expected to increase.** ▫ Higher purchased natural gas price ▫ Continued cost pressure in the oil sands industry for materials and labour ▫ Includes $50 million estimate (Syncrude level) for repair costs related to December 2007 operational incident
Cash From Operating Activities *($/Trust Unit)[4]*	1.79	2.87	**Exceeded guidance by $1.08 per Trust Unit.** ▫ Better than expected benchmark WTI crude oil prices ▫ Better than expected sales price for Syncrude's crude oil relative to benchmark WTI prices ▫ Offset by a stronger than expected C$/US$ foreign exchange rate, higher Crown royalties and a larger than expected increase in operating working capital, principally as a result of higher prices	3.24	**Cash From Operating Activities is expected to increase in 2008.** ▫ Higher outlook for production and US$ oil prices ▫ Offset by stronger C$, weaker differentials, and higher operating and non-production costs
Capital Expenditures *($ millions)*	255	183	**Spent $72 million less than expected.** ▫ Spending on certain projects was deferred	279	**Capital expenditures estimated to increase by $96 million.** ▫ Includes spending on 2007 deferred projects and $51 million for the Syncrude Emissions Reduction project
Assumptions:					
WTI Crude Oil Price *(US$/bbl)*	55.00	72.36	**Average US$ WTI crude oil price was about US$17 per bbl higher than forecast.** ▫ Increase was mitigated by a stronger C$	80.00	
Premium (Discount) Price Differential to C$ WTI *(C$/bbl)*	(4.00)	1.63	**Price received for SCO relative to the average C$ WTI crude oil price was $5.63 per barrel better than forecast.** ▫ Temporary disconnect occurred between WTI crude oil prices and other benchmark light, sweet crude oils with WTI prices being lower during the second and third quarters of 2007 ▫ Increase in demand for SCO due to reduced synthetic crude oil supply from other producers	(2.50)	**An increased supply of synthetic crude oil in the market is expected.** ▫ Disconnect between WTI and other benchmark light, sweet crude oils, which contributed to better prices for SCO in 2007, not expected to occur in 2008
AECO Natural Gas *(C$/GJ)*	7.50	6.14	**Average natural gas prices were $1.36 per GJ lower than forecast.** ▫ High North American inventories of natural gas exerted downward pressure on prices. (Natural gas is a cost to Syncrude's operations, primarily for conversion to hydrogen as upgrading feedstock).	7.00	
Foreign exchange rate *(US$/C$)*	0.88	0.93		1.00	

1 *2007 Outlook as at February 22, 2007, based on the Trust's 36.74 percent Syncrude interest.*

2 *2008 Outlook as at January 30, 2008, based on the Trust's 36.74 percent Syncrude interest.*

3 *The Trust's sales volumes may differ from its production volumes due to changes in inventory, which are primarily in-transit pipeline volumes, and are net of purchased crude oil volumes.*

4 *Non-GAAP measure.*

when you think
canadian oil sands,
think



Syncrude's vision for sustainable operations focuses on a healthy business, healthy communities, and a healthy environment. We seek to reduce our impact on land, water and air. We generate economic value and invest in the communities where we live and work. And we seek to maintain a safe, reliable and profitable operation.



syncrude and

sustainability.

Environment

Long before Syncrude first broke ground more than 30 years ago, research specialists were in the field developing ways to minimize our environmental impact. Syncrude recognizes water is a precious resource and is committed to ensuring its responsible use. In fact, Syncrude's water use efficiency is the best in the oil sands mining industry, with every cubic meter of imported water recycled at least 18 times. Syncrude's water use is less than half the industry average and amounts to about 0.2 percent of the Athabasca River's average annual flow.

Syncrude is also the industry leader in land reclamation. Since the 1970s, the operation has reclaimed more than 4,500 hectares and planted about five million trees and shrubs. As for air quality, Syncrude continues to demonstrate meaningful progress towards reducing emissions. Comprehensive studies and monitoring confirm our region enjoys good quality air. Our investment in sulphur scrubbing technology is expected to reduce sulphur dioxide emissions by about 60 percent from current approved levels of 245 tonnes per day and reduce particulate emissions by over 50 percent.

Syncrude is proud of its performance but we recognize that, as a leading oil sands operator, we need to do even better. Syncrude invests some $40 million annually in research and development, exploring new ways to develop the oil sands in a more sustainable manner.

Health & Safety

Syncrude's strong commitment to a safe and healthy work environment is recognized both inside and outside of the organization. Syncrude continues to record strong levels of safety performance with a goal that no individual is hurt at its worksites. In 2007 Syncrude's combined lost-time injury rate matched its previous best set in 2005.

Community Investment

Striving to be an exemplary corporate citizen is one of Syncrude's on-going priorities. Over the past five years, Syncrude has contributed more than $16.5 million in charitable donations to Alberta communities. Syncrude is an important contributor to the economy, employing about 4,700 people in Alberta and providing jobs for thousands of additional contractors. Besides spending more than $55 billion on capital and operating expenditures, Syncrude has paid over $7.5 billion to governments for royalties, payroll and other taxes since the operator's startup in 1978.



Sustainability is an important part of Syncrude's long-term success.

The oil sands operator publishes annually a comprehensive report that discusses each of the key areas to sustainability – the environment and the social and economic impacts of Syncrude's business activities. Visit www.syncrude.com for the latest report.

Recognition

- **Canadian Council of Aboriginal Business**
  Syncrude has held the Gold Level Status in the Progressive Aboriginal Relations program since 1992 and is the only oil sands operator to achieve this level. This recognition is for increasing Aboriginal employment, assisting business development, building individual capacity and enhancing community relations.

- **Alberta Venture Magazine**
  Most Respected Corporations
  Syncrude was named one of Alberta's Most Respected Corporations in the category of Energy. Syncrude was cited for corporate performance, culture of innovation, corporate brand, human resources practices, environmental stewardship, and community involvement.

- **Surface Mine Rescue Provincial Competition**
  John T. Ryan Safety Trophy
  Syncrude was awarded the *John T. Ryan Safety Trophy* for achieving the lowest reportable injury rate among Alberta surface mines not producing metal or coal for 2006. It is the third time in five years that Syncrude has received this recognition.

- **Maclean's Magazine**
  2007 Corporate Social Responsibility Rankings
  Syncrude (through Canadian Oil Sands and their presence on the Jantzi Social Responsibility Index) was named among the most socially responsible companies doing business in Canada and was recognized for its focus on Aboriginal development and its strong safety record.

the syncrude project

experienced operator

SYNCRUDE OWNERSHIP



Canadian Oil Sands Limited 36.74%
Petro-Canada Oil and Gas 12%
ConocoPhillips Oilsands Partnership II 9.03%
Nexen Oil Sands Partnership 7.23%
Imperial Oil Resources 25%
Murphy Oil Company 5%
Mocal Energy Limited 5%

Syncrude's joint venture owners pay their pro-rata share of all cash costs, including capital and operating expenses. Each owner is responsible for marketing its own portions of production.

The Syncrude Project is operated and administered by Syncrude Canada Ltd. on behalf of its joint venture owners. Syncrude Canada operates large oil sands mines, utilities plants, bitumen extraction plants and an upgrading complex that processes bitumen into a high-quality sweet crude oil. The Syncrude consortium was formed in 1964 with the official opening of the project and the first barrel shipped in 1978. Since that time, Syncrude has produced more than 1.8 billion barrels of synthetic crude oil. Syncrude's production is sent by pipeline to Edmonton area refineries and to pipeline terminals, which ship it to refineries in Canada and the United States.

LONG-LIFE RESERVES AND RESOURCES[1]

As at December 31, 2007 (billions of barrels of SCO)	Syncrude	Canadian Oil Sands[2]
Proved plus Probable Reserves	4.9	**1.8**
Contingent Resources – best estimate	5.6	**2.1**
Prospective Resources – best estimate	2.2	**0.8**
Remaining Recoverable Resources	12.7	**4.7**

[1] *Based on independent reserves and resources estimates by GLJ Petroleum Consultants Ltd. as of December 31, 2007. See reserves and resources cautionary advisory on inside front cover, definitions in the Glossary on page 91 and Canadian Oil Sands' Annual Information Form.*

[2] *The Trust, through its operating subsidiary, holds a 36.74 percent interest in the Syncrude Project.*

Following a re-evaluation of the resource base using higher TV/BIP ratios, Syncrude has remaining recoverable resources of 12.7 billion barrels of fully upgraded synthetic crude oil.



In 2006 Syncrude Canada Ltd. entered a Management Services Agreement with Imperial Oil Resources. It provides Syncrude with operational, technical and business management services that enable Syncrude to adopt global best practices from Imperial and its majority owner, ExxonMobil, in such areas as: maintenance and reliability, energy management, procurement and safety, health and environmental performance.

Syncrude is in the process of optimizing its newly expanded facility to achieve design productive capacity of 350,000 barrels per day on a sustained basis. Canadian Oil Sands estimates Syncrude will produce about 315,000 barrels per day at an average operating cost of $26.83 per barrel in 2008. Sustaining capital costs are expected to total $760 million *(above figures gross to Syncrude; more information on Canadian Oil Sands' outlook is available in the Outlook section of the Management's Discussion and Analysis on page 57 of this annual report).*

OIL SANDS LEASES IN THE ATHABASCA DEPOSIT


SYNCRUDE
FORT McMURRAY
EDMONTON
CALGARY
AURORA NORTH
AURORA SOUTH
SYNCRUDE
NORTH MINE
BASE MINE
LEGEND
ACCESSIBLE BY MINING

The Syncrude Project is located 40 kilometers north of the town of Fort McMurray in Alberta, Canada.

Syncrude's leases are in the sweet spot of the Athabasca Oil Sands deposit, spanning over 102,000 hectares and holding enough crude oil resource to produce 500,000 barrels per day for more than 50 years.

sweet spot of the oil sands



EXPANSION PLANS


600
500
400
300
200
100
0
500,000
BBLS PER DAY
400,000
BBLS PER DAY
350,000
BBLS PER DAY
Stage 4
Stage 3 Debottleneck
Stage 3
Base
2005
2010
2015
2020
2025

Although still in the planning stages and not yet approved, **Stage 4** is expected add about 100,000 barrels per day of capacity post-2016.

The planned **Stage 3 Debottleneck** will take advantage of pre-built coking capacity created by Stage 3, adding an expected productive capacity of 30,000 to 50,000 barrels per day around 2012. This expansion has not yet been approved.

The most recent **Stage 3** expansion came on-stream in 2006 and expanded productive capacity to an average of 350,000 barrels per day.

Syncrude's long-term growth plan targets production of 500,000 barrels per day after 2016.



understanding our process

The Syncrude operation encompasses four major technologies: mining, extraction, upgrading and utilities. Syncrude surface mines oil sand, extracts the raw oil known as bitumen and upgrades it into high-quality, sweet light crude oil. The upgrading process subjects the bitumen to fluid coking, hydroprocessing, hydrotreating and reblending.



STEP 1.0: MINING

After removing the overburden –the rock, sand and clay material typically found above the oil sands layer – Syncrude's fleet of trucks and shovels excavate the oil sand. The oil sand is subsequently mixed with water to create a slurry that is pumped to extraction facilities.

STEP 2.0: EXTRACTION

Slurry from the mines is fed into the Primary Separation Vessels. There, bitumen floats to the surface as froth. The bitumen froth is diluted with naphtha and then fed into centrifuges that further separate the liquids and solids.

STEP 2.1: FROTH TREATMENT

In the final step of the extraction process, the naphtha is removed in the Diluent Recovery Units, leaving only pure bitumen.

UTILITIES

Syncrude's utilities operations produce primarily steam and electricity as well as treat the water required to run plant operations. Syncrude is self-reliant in electrical power generation and is a net exporter of electricity to the Alberta power grid.

STEP 3.0: UPGRADING

The bitumen is fed into either a coker or the LC finer where it is thermally cracked or hydroprocessed to produce hydrocarbon gases, naphtha and gas oil. The liquid products are conveyed to the hydrotreating units for final clean-up.

STEP 3.1: SECONDARY UPGRADING

Hydrotreating is the final step in converting bitumen to synthetic crude oil. In the hydrotreating units, hydrogen is used to remove sulphur and nitrogen compounds.

STEP 4.0: BLENDING & STORAGE

The hydrotreated components are blended together, resulting in a sweet synthetic crude oil. The oil is then transported via pipeline to refineries throughout Canada and the U.S.


NORTH MINE &
AURORA NORTH
AURORA NORTH
MINING
EXTRACTION
FROTH TREATMENT
UTILITIES
UPGRADING
SECONDARY UPGRADING
BLENDING/STORAGE
STAGE 1 & 2
(1999, 2001)
STAGE 3
(2006)
STAGE 3*
debottlenecking
(2012)
STAGE 4*
(post 2016)

* Preliminary; requires Syncrude owner approval

Canadian Oil Sands Trust has a solid foundation to support investor returns. Through our Syncrude Project, we have a long-life, high-quality crude oil resource and a facility to manufacture that resource into a valuable product, providing a strong, sustainable cash-generating base.

when you think canadian oil sands, think dependable.



management's discussion and analysis

The following Management's Discussion and Analysis ("MD&A") was prepared as of February 28, 2008 and should be read in conjunction with the audited Consolidated Financial Statements and notes thereto of Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") for the years ending December 31, 2007 and December 31, 2006. The Trust's financial results have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are reported in Canadian dollars, unless stated otherwise.

ADVISORY – in the interest of providing the Trust's unitholders ("Unitholders") and potential investors with information regarding the Trust, including management's assessment of the Trust's future production and cost estimates, plans and operations, certain statements throughout this MD&A contain "forward-looking statements" under applicable securities law. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: the preliminary estimate for repair costs of the December 2007 fire; the expectation that increased inflationary costs in Alberta will negatively impact Syncrude's costs in 2008; expectations regarding depreciation and depletion rates and expense, accretion expense and asset retirement obligations in 2008 and beyond; the expected structure to be assumed given the federal government's tax changes in 2011; plans regarding the refinancing of the $150 million medium term note maturity in April 2008; intentions and expectations regarding future distribution levels; the expectation that there will not be any material funding increases relative to Syncrude's future reclamation costs or pension funding for the next few years; the belief that the Trust will not be restricted by its net debt to total capitalization financial covenant; the expectation that no crude oil hedges will be entered into in the future; the expected impact on the Trust from announced changes by the Alberta government regarding its royalty regime; any expectations regarding the enforceability of legal rights and in particular, legal rights regarding the Alberta Crown royalty agreement; the expectations regarding discussions with the Alberta government over Crown royalties applicable to Syncrude; the expected timeframe that current tax pools will allow Canadian Oil Sands to shelter income post-2010; the plan to move to fuller payout of cash from operating activities; the expected realized selling price, which includes the anticipated differential to WTI, to be received in 2008 for Canadian Oil Sands' product; the potential amount payable in respect of any future income tax liability; the expected increased reliability and other benefits from the Management Services Agreement between Syncrude Canada Ltd. and Imperial Oil Resources; the expected impact that increased supplies of synthetic crude oil will have on the net realized selling price that Canadian Oil Sands receives for its product; the level of energy consumption in 2008 and beyond; the accuracy of Canadian Oil Sands' reserves and resources estimates; the expectation that the Syncrude Emissions Reduction ("SER") project will significantly reduce total sulphur dioxide and other emissions; capital expenditures for 2008; the anticipated cost and completion date for the SER project; the level and timing of growth in production volumes expected from the Stage 3 debottleneck and Stage 4 expansion projects, and if these projects will be approved by the Syncrude joint venture owners; the level of natural gas consumption in 2008 and beyond; the expected price for crude oil and natural gas in 2008; the expected production, revenues and operating costs for 2008; the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange rates and operating costs have on the Trust's cash from operating activities and net income; and the expected impact of any current and future environmental legislation. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: the impact of regulatory changes especially as such relate to royalties, taxation, and environmental changes; the impact of technology on operations and processes and how new complex technology may not perform as expected; labour shortages and the productivity achieved from labour in the Fort McMurray area; the supply and demand metrics for oil and natural gas; the impact that pipeline capacity and refinery demand have on prices for our products; the variances of stock market activities generally, normal risks associated with litigation and in particular, litigation against a sovereign entity; the impact of exceeding foreign ownership levels; general economic, business and market conditions, regulatory changes, and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. No assurance can be given that the final legislation implementing the federal tax changes regarding income trusts will not be further changed in a manner which adversely affects the Trust and its Unitholders. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and unless required by law, the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

TABLE OF CONTENTS



Ryan Kubik
Chief Financial Officer

Canadian Oil Sands Trust is an open-ended investment trust that has been generating income from its oil sands investment in the Syncrude Joint Venture ("Syncrude") for over 12 years. Our 36.74 percent working interest in Syncrude is the largest of the seven Syncrude owners and represents the only pure-play public investment opportunity in the project.

Business Description

Canadian Oil Sands increased its Syncrude ownership in early 2007 following the acquisition of an additional 1.25 percent working interest. In 2006 and 2005 the Trust owned a 35.49 percent interest in Syncrude.

Syncrude is located near Fort McMurray, Alberta and currently operates oil sands mines, utilities plants, bitumen extraction plants and an upgrading complex that processes bitumen into a high-quality, sweet synthetic crude oil ("SCO"). The bitumen is open-pit mined from oil sands leases located in the Athabasca oil sands deposit. Syncrude is operated by Syncrude Canada Ltd. ("Syncrude Canada") on behalf of the Syncrude owners. Each joint venture owner has an undivided interest in the assets of the Syncrude Project, takes its oil production in kind and funds its proportionate share of Syncrude's operating and capital expenditures on a daily basis. While Syncrude Canada is responsible for the daily operations, a Management Committee of the joint venture owners as well as other various committees of Syncrude Canada's Board of Directors, staffed by the Syncrude owners, oversee and approve significant Syncrude expenditures and long-term strategies.

Syncrude's facilities have the design capability to produce approximately 375,000 barrels per day ("bpd") when operating at full capacity under optimal conditions and with no downtime for maintenance or turnarounds. This daily production capacity is referred to as "barrels per stream day". Under normal operating conditions, however, scheduled downtime is required for maintenance and turnaround activities and unscheduled downtime will occur as a result of mechanical problems, unanticipated repairs and other slowdowns. When allowances for such downtime are included, the daily productive capacity of Syncrude's facilities is approximately 350,000 bpd on average and is referred to as "barrels per calendar day". Unless stated otherwise, all references to Syncrude's productive capacity in the following discussions refer to barrels per calendar day.

Canadian Oil Sands has a proved plus probable reserve base of approximately 1.8 billion barrels of upgraded crude oil, which represents its 36.74 percent share of Syncrude's Base, North, Aurora North and Aurora South leases. The

Aurora South lease is not yet under development. Based on current productive capacity of approximately 129 million barrels annually, or 47 million barrels net to the Trust, Syncrude's estimated proved plus probable reserve life is approximately 40 years. Based on evaluations performed by our independent petroleum reserve evaluators effective December 31, 2007, Canadian Oil Sands estimates Syncrude's remaining recoverable resources to be 12.7 billion barrels of SCO (4.7 billion barrels net to the Trust), which are comprised of proved plus probable reserves of 4.9 billion barrels (1.8 billion barrels net to the Trust), contingent resources of 5.6 billion barrels (2.1 billion barrels net to the Trust) and prospective resources of 2.2 billion barrels (0.8 billion barrels net to the Trust). More information regarding Canadian Oil Sands' reserves and resources can be found in the "Reserves Data and Other Information" section in our 2007 Annual Information Form at **www.sedar.com** or on our website at **www.cos-trust.com**.

ENTERPRISE VALUE AT DECEMBER 31
MARKET CAP + NET DEBT ($ BILLIONS)


5.4
7.9
13.3
16.6
19.5
2003
2004
2005
2006
2007

MARKET CAPITALIZATION AT DECEMBER 31
($ BILLIONS)


4.0
6.2
11.7
15.4
18.6
2003
2004
2005
2006
2007

Executive Overview

Canadian Oil Sands funds its share of Syncrude's operations, in addition to our own administrative costs and acquisitions, through cash generated from the sale of our proportionate share of Syncrude production and, as required and deemed appropriate, debt and equity financing.

Cash from operating activities and the distributions paid to Unitholders are highly dependent on the net selling price received for our SCO, production and sales volumes, operating costs and other expenses, including Crown royalties. The price we receive for our product, net of crude oil purchases and transportation expense, reflects the realized selling price at the Syncrude plant gate for our sales of SCO production. Historically, our realized selling price has correlated closely to the United States ("U.S.") West Texas Intermediate ("WTI") benchmark oil price, and also has been impacted by movements in U.S./Canadian foreign exchange rates. World events and supply and demand fundamentals create volatility in crude oil prices, in addition to impacting the weighted-average price differential of our SCO product relative to Canadian dollar WTI prices (the "price differential"). This price differential can quickly move from a premium to a discount depending on the supply/demand dynamics in the market.

Production volumes reflect the capacity of the Syncrude facility and reliability of its operations. The process of mining, extracting and upgrading bitumen is a highly technical and complex operation requiring regular maintenance of the various operating units, which can affect production volumes, and consequently, revenues and operating costs. An oil sands operation such as Syncrude is essentially a manufacturing business, whereby reliability is a critical success factor as costs are largely fixed. If the facilities can process more barrels for the same costs, per barrel costs are reduced and the economics of the project are enhanced. Production volumes therefore have a significant impact on per barrel operating costs and if the plant is not operating, repair costs typically are also being incurred. One of Syncrude's most significant production costs is natural gas. Operating costs are therefore also sensitive to changes in natural gas prices and natural gas volumes consumed in the production process.

The large scale of the Syncrude facilities requires a workforce of approximately 4,700 people to run the 24-hour, 365-day operations and significantly more during major unit turnarounds. With a relatively small labour force in the Fort McMurray area, Syncrude must remain competitive in its compensation and is subject to increasing market rates for contracted equipment and workers, which translates to upward pressure on operating costs.

The Trust's production volumes differ from its sales volumes due to changes in inventory, which are primarily in-transit pipeline volumes that vary with current production rates. The growth in production from the completion of the Stage 3 facilities late in 2006 also has required Canadian Oil Sands to access more distant markets on additional pipelines, which generally increases pipeline inventory volumes.

The Trust maintains a strong balance sheet and investment grade credit ratings to maintain access to capital markets to finance its business. The Trust also currently intends to pay distributions to our Unitholders with cash generated from the operations that is not required for financing Syncrude's operations or capital investment growth opportunities.

More information regarding Canadian Oil Sands, including our Annual Information Form, is available at **www.sedar.com** or on our website at **www.cos-trust.com**.

Review of Syncrude Operations

Syncrude's annual production in 2007 totalled 111.3 million barrels, or approximately 305,000 bpd, exceeding the prior year by 17 million barrels and establishing an annual production record. Based on our 36.74 percent working interest, production net to the Trust totalled 40.9 million barrels in 2007 compared with 33.5 million barrels in 2006 based on a 35.49 percent interest.

The increase in year-over-year volumes primarily reflects a full year of Stage 3 volumes along with a higher Syncrude working interest in 2007. The incremental Stage 3 production was, however, partially offset by constrained production rates and downtime of Coker 8-3. This unit produced at or near its design rate at various times during 2007 but underwent maintenance in the second and fourth quarters.

While Syncrude had not anticipated such extensive maintenance on Coker 8-3 that early in its run length, various performance issues often occur when bringing a new, complex expansion such as Stage 3 into operation. The coker was also brought down for a week in December 2007 following a fire in the environmental section of the unit. Production in 2007 was reduced by unplanned maintenance on Coker 8-2 during the first quarter as well as planned maintenance on other units, including a turnaround of the LC-Finer. In comparison, aside from a brief initial startup in May 2006, Stage 3 production commenced at the end of August 2006, thereby contributing volumes for only the last four months of 2006. Production in 2006 was reduced by a more extensive maintenance schedule with turnarounds of several units, including an extended turnaround of Coker 8-1.

Operating costs during 2007 averaged $25.23 per barrel, down $1.84 per barrel from 2006, largely as a result of higher volumes, less turnaround and maintenance activity and lower purchased energy costs in 2007 relative to 2006. Operating costs are discussed more fully in the "Operating costs" section of this MD&A.

CANADIAN OIL SANDS' AVERAGE DAILY SALES
(MBBLS PER DAY)


66.8
84.6
76.0
91.8
112.3
2003
2004
2005
2006
2007

CASH FROM OPERATING ACTIVITIES
($ PER TRUST UNIT)


0.56
1.33
2.07
2.45
2.87
2003
2004
2005
2006
2007

Canadian Oil Sands markets its own share of Syncrude production, which is transported by various pipelines to refineries throughout most of Canada and the U.S. During the third quarter of 2007, Syncrude transitioned its production volumes from its historical Syncrude™ Sweet Blend ("SSB") quality level to a higher quality Syncrude™ Sweet Premium ("SSP") blend. We had anticipated that SSP's improved distillate cetane and smoke point levels relative to SSB would enable some of our existing refinery customers to increase the amount of Syncrude production they process, thereby containing transportation costs as our production would not have to move as far to clear the market. Early indications seem to support our previous expectations based on modest increases in certain refinery customers' demand for our product in the fourth quarter of 2007. Since Syncrude does not produce both products concurrently, it is not possible to determine what price premium, if any, the new SSP volumes attract over its SSB product. We have begun using the term "Syncrude crude oil", or "SCO", in lieu of the terms SSB and SSP, to refer to Syncrude's production of synthetic crude oil and our sales volumes thereof in the current and prior year.

Following a comprehensive onsite assessment of the Syncrude operations in the first quarter of 2007, the Syncrude Joint Venture owners approved the recommendations of an Opportunity Assessment Team as part of the Management Services Agreement ("MSA"). Imperial Oil Resources Ltd. ("Imperial Oil") began implementation of the recommendations in 2007 and continues to work with Syncrude Canada on establishing sustained annual production of 129 million barrels, or 47 million barrels net to the Trust. The MSA is an agreement between Syncrude Canada and Imperial Oil signed in late 2006 that has an initial term of 10 years. The goal of the MSA is to improve Syncrude's operating reliability and energy intensity, as well as identify capital and operating cost efficiencies through the utilization of Imperial Oil and ExxonMobil's global expertise in the areas of operational, technical and business management services. The MSA also provides Syncrude Canada with access to additional labour resources from Imperial and ExxonMobil to somewhat mitigate the shortage in the Fort McMurray area.

Review of Financial Results

($ millions, except per Trust Unit amounts)	2007	2006	2005
Revenues, after crude oil purchases and transportation expense	**3,250**	2,432	1,967
Net income	**743**	834	831
Per Trust Unit, Basic[1]	**1.55**	1.79	1.81
Per Trust Unit, Diluted[1]	**1.54**	1.78	1.80
Cash from operating activities	**1,377**	1,142	949
Per Trust Unit[1]	**2.87**	2.45	2.07
Total assets	**7,271**	6,532	5,925
Net debt[2]	**950**	1,291	1,649
Total other long-term financial liabilities[3]	**354**	273	241
Unitholder distributions per Trust Unit[1]	**1.65**	1.10	0.40

[1] *Trust Unit information has been adjusted to reflect the 5:1 Unit split that occurred on May 3, 2006.*

[2] *Long-term debt less cash and cash equivalents.*

[3] *Unlike the Canadian GAAP definition of financial liabilities, the balance includes employee future benefits and other liabilities as well as the Trust's asset retirement obligation.*

Revenues, after crude oil purchases and transportation expense, rose significantly in 2007 relative to the two prior years, reflecting an increase in sales volumes combined with a higher average realized selling price for our SCO product. Daily sales volumes in 2007, which averaged approximately 112,000 barrels, exceeded volumes sold in 2006 and 2005 by 22 percent and 48 percent, respectively. This increase reflected the increase in production volumes as discussed in the preceding "Review of Syncrude Operations" section. A larger Syncrude working interest also contributed to higher sales volumes in 2007 relative to the two prior years. In 2005 the Stage 3 facilities were not yet contributing volumes and production was impacted by extensive turnaround and maintenance activity on several operating units as well as throughput restrictions.

Canadian Oil Sands realized an average selling price prior to foreign currency hedging of $79.02 per barrel in 2007, which was higher than the average price received in 2006 and 2005 of $71.96 per barrel and $70.08 per barrel, respectively. Our 2007 pricing, relative to the prior two years, is indicative of the increase in average WTI prices over the last three years, as well as an improved price differential, as shown in the following table. These positive price increases were offset somewhat in 2007 and 2006 by the strengthening of the Canadian dollar relative to the U.S. dollar.

	2007	2006	2005
Average realized selling price before currency hedging *($/bbl)*[1]	**$ 79.02**	$ 71.96	$ 70.08
Average West Texas Intermediate *(US$/bbl)*	**$ 72.36**	$ 66.25	$ 56.70
Premium (Discount) price differential *(C$/bbl)*[1]	**$ 1.63**	$ (2.57)	$ 1.05
Average foreign exchange rates *(US$/C$)*	**$ 0.93**	$ 0.88	$ 0.83

[1] *Based on a volume weighted-average calculation.*

The premium pricing differential that we received in 2007 primarily reflected the disconnect of the relationship between WTI and other benchmark light, sweet crude oils during the second and third quarters of 2007. The price differential in the prior two years primarily reflected supply/demand fundamentals. Increased supply levels of light synthetic crude oil from new oil sands projects (including Syncrude's Stage 3 expansion) reduced the price in some periods, while higher prices were supported by actual and anticipated supply reductions during producer planned and unplanned maintenance and turnarounds.

($ per bbl)	2007	2006	2005
Net realized selling price	**79.29**	72.56	70.91
Operating costs	**(25.23)**	(27.07)	(26.34)
Crown royalties	**(11.83)**	(6.93)	(0.71)
Netback	**42.23**	38.56	43.86
Non-production costs	**(1.54)**	(2.08)	(3.06)
Administration and insurance	**(0.69)**	(0.65)	(0.73)
Interest, net	**(2.08)**	(2.93)	(3.74)
Depreciation, depletion and accretion	**(8.56)**	(7.61)	(7.13)
Foreign exchange gain	**2.86**	0.16	1.05
Earnings before taxes	**32.22**	25.45	30.25
Future income tax expense and other	**(14.12)**	(0.53)	(0.29)
Net income per barrel	**18.10**	24.92	29.96
Sales volumes *(mmbbls)*	**41.0**	33.5	27.7

NETBACK AFTER HEDGING
($ PER BBL)



16.62
23.70
43.86
38.56
42.23
2003
2004
2005
2006
2007

Net income in 2007 of $743 million, or $1.55 per Trust unit ("Unit"), was significantly reduced by a $701 million future income tax charge following the substantive enactment of trust taxation in June 2007. Canadian Oil Sands' annual future income tax and other expense totalled $579 million in 2007, an increase of $562 million and $571 million over 2006 and 2005, respectively. On an earnings before taxes from continuing operations basis, the Trust's 2007 results of $1,321 million exceeded the two prior years by more than 50 percent, primarily reflecting the contribution of the incremental Stage 3 volumes combined with robust crude oil prices and larger foreign exchange gains, partially offset by higher operating, Crown royalties and depreciation, depletion and accretion ("DD&A") expenses. The larger foreign exchange gains in 2007 relative to the two prior years are primarily attributable to an increase in unrealized gains recorded on the revaluation of U.S. dollar denominated debt, reflecting the strengthening Canadian dollar relative to the U.S. dollar. Unrealized foreign exchange gains totalled $153 million, $1 million and $36 million in 2007, 2006 and 2005, respectively.

Operating costs rose to $1,034 million in 2007, up from $907 million and $731 million in 2006 and 2005, respectively, which reflected more equipment and a larger workforce in place at Syncrude to operate the Stage 3 facilities, rising costs for materials and labour in the Fort McMurray area, and a larger Syncrude working interest. In addition, more costs were incurred in 2007 to move additional waste and oil sand, which required Syncrude to utilize contracted equipment and operators in addition to its own equipment and workforce. These cost increases were partially offset by lower natural gas, maintenance and turnaround costs. On a per barrel basis, operating costs in 2007 were lower than the prior two years, averaging $25.23 compared to $27.07 in 2006 and $26.34 in 2005. The lower 2007 per barrel operating costs relative to both 2006 and 2005 were mainly attributable to the increase in sales volumes more than offsetting the increase in total costs. Purchased energy costs accounted for $5.15 per barrel of the operating costs in 2007, compared with $6.10 per barrel and $7.09 per barrel in 2006 and 2005, respectively. Such costs were higher in 2005 than both 2007 and 2006, primarily reflecting natural gas prices of $8.40 per GJ in that year, compared with approximately $6.00 per GJ in each of 2007 and 2006. In 2007 energy consumption was lower relative to 2006 due to improved operational efficiency, reflecting in part more energy used in the operations in 2006 as the Stage 3 units were being brought on-line without an offsetting production increase.

In 2007 Canadian Oil Sands incurred $485 million, or $11.83 per barrel, in Crown royalties expense, more than double the total expense reported in 2006 of $232 million, or $6.93 per barrel. The increase in 2007 Crown royalties relative to 2006 reflects a shift to the higher 25 percent royalty rate that occurred in the second quarter of 2006, higher net revenues and a larger Syncrude working interest. Crown royalties in 2005 totalled $19 million, or $0.71 per barrel, reflecting the rate of one percent of gross plant gate revenue before hedging.



Allen Hagerman
Executive Vice President



Rob Dawson
Treasurer

DD&A expense totalled $351 million, an increase of $96 million and $153 million relative to 2006 and 2005, respectively. The larger 2007 expense was attributable to a higher depreciation and depletion ("D&D") rate, reflecting increasing future development cost estimates, as well as larger production volumes. The Trust's 2007 D&D rate also reflected the additional assets and reserves associated with the 1.25 percent working interest acquisition. The per barrel D&D rates were $8.31, $7.34, and $6.11 in 2007, 2006 and 2005, respectively. Discussion of the Trust's future D&D rates is provided in the "Depreciation, Depletion and Accretion Expense" section of this MD&A.

The changes in revenues, operating expenses and Crown royalties also impacted cash from operating activities, unlike the unrealized foreign exchange gains, DD&A expense and future income tax expense, which are all non-cash items. Cash from operating activities totalled $1,377 million, or $2.87 per Unit, compared with $1,142 million, or $2.45 per Unit in 2006, and $949 million, or $2.07 per Unit in 2005. Also impacting cash from operating activities was the increase in non-cash working capital, which reduced 2007 results by $165 million and $56 million in 2005, as shown in the following table. Conversely, decreases in non-cash working capital requirements increased cash from operating activities by $22 million in 2006. Working capital changes and the resulting impact on our cash from operating activities are difficult to predict due to the many variables that influence the changes. Given the nature of the oil and gas industry whereby accounts receivable from customers are typically settled in the following month, working capital can fluctuate significantly resulting from volume and price changes relative to each period end. Inventory movements also can contribute to significant changes in non-cash working capital and are partially dependant on delivery times of crude oil batches to our customers, which can range from one to three months. In addition, Canadian Oil Sands' cash from operating activities is impacted by changes in its accounts payable and accrued liabilities ("A/P") balance, which reflect the timing of significant accruals and payments, such as Crown royalties, operating costs, crude oil purchases and interest payments on long-term debt.

	Twelve Months Ended December 31			Twelve Months Ended December 31		
($ millions)	2007	2006	Variance	2006	2005	Variance
Cash from (used in) changes in:						
Accounts receivable	$ (135)	$ (47)	$ (88)	$ (47)	$ (51)	$ 4
Inventories	(18)	3	(21)	3	(30)	33
Prepaid expenses	1	(4)	5	(4)	–	(4)
Accounts payable and accrued liabilities	(15)	23	(38)	23	7	16
Less: A/P reclassed to investing and other	2	47	(45)	47	18	29
Change in operating non-cash working capital	$ (165)	$ 22	$ (187)	$ 22	$ (56)	$ 78

The Trust's assets totalled approximately $7.3 billion at December 31, 2007, increasing substantially over the two prior years primarily due to the acquisition of the 1.25 percent Syncrude working interest in 2007. This acquisition increased capital assets by $668 million. In 2006 we acquired Canadian Arctic Gas Limited ("Canadian Arctic") (formerly Canada Southern Petroleum Ltd.), resulting in a $165 million increase in capital assets and $52 million increase in goodwill relative to the prior year. Accounts receivable rose to $379 million at December 31, 2007, increasing by $135 million and $182 million relative to 2006 and 2005 year-ends, respectively, reflecting higher sales volumes and realized selling prices.

Net debt, comprised of debt less cash and cash equivalents, declined to $950 million at December 31, 2007 from $1.3 billion at December 31, 2006 mainly as a result of cash generated from the operations exceeding capital expenditures and distributions during the year. Net debt was further reduced by the stronger Canadian dollar, which lowered the carrying value of our U.S. dollar denominated debt by $153 million year over year. Relative to December 31, 2005 net debt decreased $0.3 billion by December 31, 2006 mainly as a result of a larger cash balance at year-end 2006 that was used to finance a portion of the 1.25 percent working interest acquisition on January 2, 2007.

Canadian Oil Sands' 2007 asset retirement obligation ("ARO") rose over the two prior years primarily as a result of increased cost estimates to comply with new material handling requirements under Syncrude's new Alberta Environmental Protection and Enhancement Act Approval, as well as the larger Syncrude working interest. The new requirements resulted in higher cost estimates for soil salvage, soil placement thickness and soil layering. In 2006 revised assumptions regarding the volume of reclamation material required and the costs associated with storing and handling the additional material resulted in an increase in the ARO liability relative to 2005. Cost escalation associated with revegetation, landforming, and additional regional drainage requirements also contributed significantly to the estimate increases. Our ARO liability, which represents the present value of our share of the estimated environmental reclamation costs of the Syncrude project, totalled $226 million, an increase of $53 million and $78 million relative to the two prior year-ends, respectively.



Laureen DuBois
Controller

In our 2006 annual MD&A, we identified cost escalation pressures, especially in the Fort McMurray area, as a significant trend that we anticipated would continue, particularly over the next few years, as other major oil sands projects are constructed and new projects are started. We continue to believe this inflationary environment will persist, as evidenced by the higher D&D rate, ARO liability, and operating costs, as well as upward pressure on our capital projects reported in 2007, which reflected higher costs for materials and labour.

As discussed more fully in the "Unitholder Distributions" section of this MD&A, the Trust paid a total distribution of $1.65 per Unit in 2007, a 50 percent increase over the prior year and more than four times the amount paid in 2005. The substantial rise in distributions reflects strong crude oil prices, higher production volumes and lower capital costs. It also is consistent with the Trust's strategy of increasing its distributions following completion of the Stage 3 expansion. Paying out a fuller portion of cash from operating activities allows the Trust to preserve its tax pools prior to trust taxation coming into effect in 2011.

Summary of Quarterly Results

	2007				
($ millions, except per Trust Unit and volume amounts)	Q1	Q2	Q3	Q4	Annual
Revenues[1]	$ 674	$ 690	$ 936	$ 950	$ 3,250
Net income (loss)	$ 262	$ (395)	$ 361	$ 515	$ 743
Per Trust Unit, Basic	$ 0.55	$ (0.82)	$ 0.75	$ 1.07	$ 1.55
Per Trust Unit, Diluted	$ 0.54	$ (0.82)	$ 0.75	$ 1.07	$ 1.54
Cash from operating activities	$ 202	$ 324	$ 484	$ 367	$ 1,377
Per Trust Unit	$ 0.42	$ 0.68	$ 1.01	$ 0.77	$ 2.87
Unitholder distributions	$ 144	$ 191	$ 192	$ 264	$ 791
Per Trust Unit	$ 0.30	$ 0.40	$ 0.40	$ 0.55	$ 1.65
Daily average sales volumes *(bbls/d)*	108,981	98,720	124,904	116,368	112,298
Net realized selling price *($/bbl)*[3]	$ 68.69	$ 76.81	$ 81.48	$ 88.73	$ 79.29
Operating costs *($/bbl)*	$ 23.56	$ 30.13	$ 20.84	$ 27.38	$ 25.23
Purchased natural gas price *($/GJ)*	$ 6.99	$ 6.78	$ 4.99	$ 5.84	$ 6.14
West Texas Intermediate *(average US$/bbl)*[4]	$ 58.23	$ 65.02	$ 75.15	$ 90.50	$ 72.36
Foreign exchange rates *(US$/C$)*:					
Average	$ 0.85	$ 0.91	$ 0.96	$ 1.02	$ 0.93
Quarter-end	$ 0.87	$ 0.94	$ 1.00	$ 1.01	$ 1.01

	2006				
($ millions, except per Trust Unit and volume amounts)	Q1	Q2	Q3	Q4	Annual
Revenues[1]	$ 473	$ 624	$ 689	$ 646	$ 2,432
Net income	$ 91	$ 337	$ 278	$ 128	$ 834
Per Trust Unit, Basic[2]	$ 0.20	$ 0.72	$ 0.60	$ 0.27	$ 1.79
Per Trust Unit, Diluted[2]	$ 0.20	$ 0.72	$ 0.59	$ 0.27	$ 1.78
Cash from operating activities	$ 187	$ 209	$ 334	$ 412	$ 1,142
Per Trust Unit[2]	$ 0.40	$ 0.45	$ 0.72	$ 0.88	$ 2.45
Unitholder distributions	$ 93	$ 139	$ 140	$ 140	$ 512
Per Trust Unit[2]	$ 0.20	$ 0.30	$ 0.30	$ 0.30	$ 1.10
Daily average sales volumes *(bbls/d)*	74,929	86,394	95,438	110,185	91,844
Net realized selling price *($/bbl)*[3]	$ 70.24	$ 79.35	$ 78.43	$ 63.71	$ 72.56
Operating costs *($/bbl)*	$ 40.26	$ 28.48	$ 19.68	$ 23.60	$ 27.07
Purchased natural gas price *($/GJ)*	$ 7.42	$ 5.72	$ 5.42	$ 6.51	$ 6.26
West Texas Intermediate *(average US$/bbl)*[4]	$ 63.48	$ 70.72	$ 70.60	$ 60.16	$ 66.25
Foreign exchange rates *(US$/C$)*:					
Average	$ 0.87	$ 0.89	$ 0.89	$ 0.88	$ 0.88
Quarter-end	$ 0.86	$ 0.90	$ 0.90	$ 0.86	$ 0.86

[1] *Revenues after crude oil purchases and transportation expense.*

[2] *Trust Unit information has been adjusted to reflect the 5:1 Unit split that occurred on May 3, 2006.*

[3] *Net realized selling price after foreign currency hedging and based on a volume weighted-average calculation.*

[4] *Pricing obtained from Bloomberg.*

Over the last eight quarters, the following significant changes occurred that impacted the Trust's financial results:

- The substantive enactment in June 2007 of *Bill C-52 Budget Implementation Act, 2007* ("Bill C-52" or "trust taxation"), which introduces a new tax on distributions from Canadian public trusts starting in 2011. This new tax legislation resulted in the recording of a future income tax charge of $701 million in the second quarter of 2007. Canadian Oil Sands is now required to record future income tax related to temporary differences at the Trust level, which represent the differences between the accounting and tax basis of the Trust's net assets. In addition to the Bill C-52 impact, corporate tax rate reductions enacted in the second and fourth quarters of 2007 and in the second quarter of 2006 resulted in future income tax recoveries of $38 million, $153 million and $29 million in each quarter, respectively. Future income tax is a non-cash item that impacts net income but has no current impact on the Trust's cash from operating activities.

- Syncrude's Stage 3 expansion came into operation at the end of August 2006, increasing Syncrude's productive capacity by about 100,000 bpd with a corresponding pro-rata impact on the Trust's revenues, operating costs and DD&A expense.

- During the second quarter of 2006, Crown royalties shifted to the higher 25 percent of net revenue rate, compared to the one percent of gross revenue rate that had applied since January 1, 2002, increasing Crown royalties expense and somewhat offsetting the revenue increase impact on net income and cash from operating activities in the latter half of 2006 and all of 2007. As the transition occurred in May 2006, Crown royalties in the second quarter of 2006 did not reflect the full impact of the rate change.

- Starting in 2007 the Trust's financial results reflected a 36.74 percent working interest in Syncrude, which represents its increased ownership following the acquisition of Talisman Energy Inc.'s ("Talisman") 1.25 percent working interest on January 2, 2007. Prior year comparative information is based on the Trust's previous ownership of 35.49 percent.



Sherri Rogers
Manager, Accounting

- During 2007 the Canadian dollar strengthened considerably relative to the U.S. dollar, which resulted in significant unrealized foreign exchange gains on the revaluation of our U.S. dollar denominated debt and related interest payable. The unrealized foreign exchange gains related to our long-term debt are non-cash and therefore only impact net income.

- In the last six months of 2007, and in particular the fourth quarter, U.S. dollar WTI prices, which our sales are priced relative to, increased significantly and reached record highs in the last quarter. The significant increase in this benchmark pricing boosted our revenues; however, the revenue increase was mitigated somewhat by the strengthening Canadian dollar relative to the U.S. dollar.

Quarterly variances in revenues, net income, and cash from operating activities are caused mainly by fluctuations in crude oil prices, production and sales volumes, operating costs and natural gas prices. Net income is also impacted by non-cash foreign exchange gains and losses caused by fluctuations in foreign exchange rates on our U.S. dollar denominated debt and by future income tax changes. A large proportion of operating costs are fixed and, as such, unit operating costs are highly variable to production volumes. While the supply/demand balance for crude oil affects selling prices, the impact of this equation is difficult to predict and quantify and has not displayed significant seasonality. Syncrude maintenance and turnaround activities are typically scheduled to occur in the first or second quarter. The exact timing of unit shutdowns cannot, however, be precisely scheduled, and unplanned outages will occur. As a result, production levels also may not display reliable seasonality patterns or trends.

Maintenance and turnaround costs are expensed in the period incurred and can lead to significant increases in operating costs and reductions in production in those periods, as demonstrated by the particularly high per barrel operating costs in the second quarter of 2007 and first quarter of 2006. Natural gas prices are typically higher in winter months as heating demand rises but this seasonality is significantly influenced by weather conditions and North American natural gas inventory levels.

Canadian Oil Sands' unaudited fourth quarter 2007 results have been discussed and analyzed in our MD&A released on January 30, 2008 and filed with the Trust's January 30, 2008 press release, which is available at **www.sedar.com**.

2007 QUARTERLY OPERATING COSTS
($ PER BBL)


23.56
30.13
20.84
27.38
25.23
Q1
Q2
Q3
Q4
Annual

2007 QUARTERLY DAILY AVERAGE SALES VOLUMES
(MBBLS PER DAY)


109.0
98.7
124.9
116.4
112.3
Q1
Q2
Q3
Q4
Annual

2007 QUARTERLY NET REALIZED SELLING PRICE
($ PER BBL)


68.69
76.81
81.48
88.73
79.29
Q1
Q2
Q3
Q4
Annual

Non-GAAP Financial Measures

In prior years, we referred to free cash flow as an indicator of the Trust's ability to repay debt and pay distributions to its Unitholders. It was a measure that did not have any standardized meaning under GAAP. During 2007 we discontinued our discussions of free cash flow and now refer to the GAAP measure of cash from operating activities, which is derived from our Consolidated Statements of Cash Flows. We also refer to the Trust's cash from operating activities on a per Trust Unit basis, which does not have any standardized meaning under Canadian GAAP. Cash from operating activities per Trust Unit is calculated as cash from operating activities reported on the Trust's Consolidated Statement of Cash Flows divided by the weighted-average number of Units outstanding in the period, as used in the Trust's net income per Trust Unit calculations. This measure is an indicator of the Trust's capacity to fund capital expenditures, distributions, and other investing activities without incremental financing, allocated to our outstanding Units. In addition, the Trust refers to various per barrel figures, such as net realized selling prices, operating costs and Crown royalties, which also are considered non-GAAP measures, but provide meaningful information on the operational performance of the Trust. We derive per barrel figures by dividing the relevant revenue or cost figure by our sales net of purchased crude oil volumes in a period. Cash from operating activities per Trust Unit and per barrel figures may not be directly comparable to similar measures presented by other companies or trusts.

Consolidated Results Compared to the Prior Year's Annual Report Outlook

The Trust provides estimates of its anticipated financial and operating results for the next fiscal year in our annual report (the "original estimate" or "original Outlook"), and we revise this guidance throughout the year in our quarterly reports and information releases to reflect actual operating results and new information as it becomes available (the "revised estimate" or "revised Outlook"). The Trust provides guidance on financial information that we anticipate will impact cash from operating activities and capital expenditures, which directly impact Unitholder distributions. Therefore, management does not provide guidance regarding DD&A expense or future income tax expense as these are non-cash items.

		2007 Outlook	
	2007 Actual	Original[1]	Revised[2]
Outlook assumptions:			
Syncrude production *(mmbbls)*	111	110	111
Canadian Oil Sands' sales *(mmbbls)*	41	40	41
West Texas Intermediate *(average US$/bbl)*	$ 72.36	$ 55.00	$ 70.00
Premium (Discount) price differential *(C$/bbl)*[3]	$ 1.63	$ (4.00)	$ 1.50
Average foreign exchange rates *(US$/C$)*	$ 0.93	$ 0.88	$ 0.94

[1] *As provided in the Trust's 2006 annual report.*

[2] *As at October 31, 2007.*

[3] *Based on a volume weighted-average calculation.*

Syncrude production in 2007 of 111 million barrels exceeded Canadian Oil Sands' original estimate of 110 million barrels. The Trust revised its estimate for annual Syncrude production to 111 million barrels on October 31, 2007 to reflect better than anticipated operational reliability during the first nine months of the year.

Relative to our original Outlook, actual cash from operating activities of $1,377 million exceeded the Outlook by $520 million, primarily reflecting a realized selling price that was $20.52 per barrel higher than our original estimate. The significant increase in our actual selling price resulted in actual revenues that were $880 million higher than the original estimate. The revenue increase relative to our original estimate was somewhat offset by the corresponding Crown royalties expense increase of $237 million, which resulted from higher actual revenues, as well as an increase in actual non-cash working capital requirements that reduced cash from operating activities by $190 million.

Actual WTI prices averaged US$72.36 per barrel, or US$17.36 per barrel more than our original Outlook assumption. This higher benchmark price was enhanced by a premium price differential of $1.63 per barrel, compared with the originally estimated discount of $4.00 per barrel. The difference primarily reflected the temporary disconnect between WTI prices and other benchmark light, sweet crude oils during 2007. We revised our original estimate of WTI prices to US$70 per barrel and the price differential to a $1.50 per barrel premium in October 2007 to reflect the significant improvement in each price variable during the first nine months of the year. WTI prices continued to rise in the last quarter of 2007, which combined with an increase in demand for our SCO product from two major refiners that further improved our price differential, resulted in actual

NET INCOME
($ MILLIONS)


310
509
831
834
743
2003
2004
2005
2006
2007

NET INCOME – BASIC
($ PER TRUST UNIT)


0.78
1.14
1.81
1.79
1.55
2003
2004
2005
2006
2007

revenues after crude oil purchases and transportation expense of $3.3 billion, approximately $0.2 billion more than our revised estimate. A significant change in non-cash working capital (revised guidance $nil) more than offset the higher revenues, lowering actual cash from operating activities by $49 million, or $0.11 per Unit, relative to our revised guidance.

Actual capital expenditures in 2007 were $183 million compared to our original Outlook of $255 million. We revised our capital expenditures Outlook down to $199 million in October 2007 to reflect deferred spending on some projects that were originally anticipated to occur in 2007.

Revenues, after Crude Oil Purchases and Transportation Expense

($ millions)	2007	2006	$ Change	% Change
Sales revenue [1]	3,622	2,671	951	36
Crude oil purchases	(348)	(219)	(129)	59
Transportation expense	(35)	(41)	6	(15)
	3,239	2,411	828	34
Currency hedging gains [1]	11	21	(10)	(48)
	3,250	2,432	818	34
Sales volumes *(mmbbls)* [2]	41.0	33.5	7.5	22

[1] *The sum of sales revenue and currency hedging gains equals Revenues on the Trust's Consolidated Statement of Income and Comprehensive Income. Sales revenue includes revenue from the sale of purchased crude oil.*

[2] *Sales volumes, net of purchased crude oil volumes.*

($ per barrel)	2007	2006	$ Change	% Change
Realized selling price before hedging [3]	79.02	71.96	7.06	10
Currency hedging gains	0.27	0.60	(0.33)	(55)
Net realized selling price	79.29	72.56	6.73	9

[3] *Sales revenue, after crude oil purchases and transportation expense divided by sales volumes, net of crude oil volumes purchased.*

REVENUES AFTER CRUDE OIL PURCHASES, TRANSPORTATION AND MARKETING EXPENSE AND HEDGING
($ MILLIONS)



932
1,352
1,967
2,432
3,250
2003
2004
2005
2006
2007

NET REALIZED SELLING PRICE
($ PER BBL)



38.23
43.68
70.91
72.56
79.29
2003
2004
2005
2006
2007

An increase in sales volumes and a higher realized selling price before currency hedging gains contributed to the 34 percent increase in revenues before currency hedging in 2007 relative to the prior year. The incremental production from the Stage 3 facilities, less coker downtime, and the Trust's larger Syncrude ownership during 2007 resulted in a 22 percent increase in sales volumes.

Our net realized selling price before currency hedging gains averaged $79.02 per barrel, an increase of $7.06 per barrel compared to 2006. The 10 percent increase in average realized selling price year-over-year reflected the US$6.11 per barrel increase in WTI prices, which averaged US$72.36 per barrel in 2007, and an improved price differential. We realized a premium to average Canadian dollar WTI of $1.63 per barrel in 2007 relative to a discount of $2.57 per barrel in 2006. We believe the positive price differential in 2007 as compared with the discount in 2006 was supported by the following factors:

- The temporary disconnect in the price relationship between WTI and other benchmark light, sweet crude oils during the second and third quarters of 2007;
- More demand for our product by certain major refineries in the third and fourth quarters of 2007, due to upgrading and refinery unit processing issues related to those refineries;

- Actual and anticipated reductions in the supply of synthetic crude oils as a result of operational issues and turnarounds experienced by various synthetic crude oil producers during 2007, including Syncrude;
- Less demand for our SCO product from refineries in 2006 as a result of outages, higher inventory levels, lower margins, and turnarounds by refiners;
- Increased supply of light crude oil in 2006 relative to 2005 resulting from a pipeline reconfiguration and additional volumes from new oil sands projects, including Syncrude's Stage 3 expansion; and
- Downward pressure on SCO prices in 2006 due to limited pipeline capacity to move crude oil to extended markets.

The shift in differentials from discounts to premiums can happen quickly depending on the short-term supply/demand dynamics in the marketplace and pipeline availability for transporting the crude oil.

Foreign exchange rates averaged $0.93 US/Cdn and $0.88 US/Cdn in 2007 and 2006, respectively, which somewhat offset the WTI benchmark and price differential improvements in 2007.

Operating Costs

The table on the next page breaks down unit operating costs into its major components and shows bitumen costs on both a per barrel of bitumen and per barrel of SCO produced basis. This allows investors to better compare Syncrude's unit costs to other oil sands producers. As there are no definitions of what constitutes operating costs, different cost accounting and capitalization treatments are used among producers.

On an annual basis, operating costs averaged $25.23 per barrel in 2007, a reduction of $1.84 per barrel compared to 2006. Actual per barrel operating costs in 2007 were in-line with our original estimate of $25.83, and our October 31, 2007 estimate of $24.87. While coker turnarounds occurred in both years, 2007 experienced less turnaround and maintenance activity and more production relative to the prior year, which reduced operating costs by $1.15 per barrel, as reflected in the decrease in "Turnaround and catalysts" costs in the Operating Costs table. Additional infrastructure and a larger workforce were in place in 2006 to support the expanded Stage 3 facilities, thereby increasing the plant's fixed costs. The new facilities contributed production for only the last four months of 2006, however, resulting in higher per barrel production costs in 2006 over 2007.



David Sirrs
Director, Marketing

OPERATING COSTS
($ PER BBL)


21.12
19.40
26.34
27.07
25.23
2003
2004
2005
2006
2007

Operating costs excluding purchased energy costs.

PRODUCTION COSTS
($ PER BBL)


16.69
15.16
19.25
20.97
20.08
2003
2004
2005
2006
2007

Operating Costs	2007		2006	
($ per bbl)	Bitumen	SCO	Bitumen	SCO
Bitumen costs [1]				
Overburden removal	1.82		2.09	
Bitumen production [2]	8.82		7.60	
Purchased energy [4]	2.19		2.64	
	12.83	15.26	12.33	14.58
Upgrading costs [3]				
Bitumen processing and upgrading [2]		4.35		4.78
Turnaround and catalysts		1.05		2.20
Purchased energy [4]		2.55		2.98
		7.95		9.96
Other and research [2]		1.43		1.92
Change in treated and untreated inventory		(0.02)		0.25
Total Syncrude operating costs		24.62		26.71
Canadian Oil Sands adjustments [5]		0.61		0.36
Total operating costs		25.23		27.07
Syncrude production volumes *(mbbls per day)*	363	305	305	258

[1] *Bitumen costs relate to the removal of overburden, oil sands mining, bitumen extraction and tailings dyke construction and disposal costs. The costs are expressed on a per barrel of bitumen production basis and converted to a per barrel of SCO based on the effective yield of SCO from the processing and upgrading of bitumen.*

[2] *Prior year information has been restated for comparative purposes to conform to a revised presentation of costs between bitumen, upgrading and other and research in 2007.*

[3] *Upgrading costs include the production and ongoing maintenance costs associated with processing and upgrading of bitumen to SCO. It also includes the costs of major refining equipment turnarounds and catalyst replacement, all of which are expensed as incurred.*

[4] *Natural gas prices averaged $6.14 per GJ and $6.26 per GJ in 2007 and 2006, respectively.*

[5] *Canadian Oil Sands' adjustments mainly pertain to Syncrude-related pension costs, opportunity assessment team costs and contract fees related to the Management Services Agreement between Syncrude Canada and Imperial Oil, property insurance costs, actual reclamation costs, as well as the inventory impact of moving from production to sales as Syncrude reports per barrel costs based on production volumes and we report based on sales volumes.*

($ per bbl of SCO)	2007	2006	Change	% Change
Production costs	20.08	20.97	(0.89)	(4)
Purchased energy	5.15	6.10	(0.95)	(16)
Total operating costs	25.23	27.07	(1.84)	(7)

(GJs per bbl of SCO)	2007	2006	Change	% Change
Purchased energy consumption	0.84	0.98	(0.14)	(14)

Purchased energy costs fell by almost $1 per barrel in 2007 relative to 2006 due to lower per barrel consumption volumes and slightly lower natural gas prices. Energy consumption decreased by 14 percent on a per barrel basis in 2007, primarily due to improved operational efficiency. Such improvements were due in part to Stage 3 units being commissioned during the first nine months of 2006, increasing energy requirements without an offsetting production increase as Stage 3 production did not commence until August 2006.

PURCHASED ENERGY COSTS (BEFORE HEDGING)
($ PER BBL)



4.43
4.24
7.09
6.10
5.15
2003
2004
2005
2006
2007

Purchased energy consumption per barrel is expected to be about 0.85 GJs on a long-term basis as additional hydrogen, which is derived from natural gas, is used to produce the higher-quality SSP and as bitumen is increasingly sourced from the Aurora mine. The Aurora mine relies mainly on purchased natural gas for its energy needs as process heat from the upgrader is unavailable due to the mine's distance from the Mildred Lake plant.

Non-Production Costs

Non-production costs consist primarily of development expenditures relating to capital programs, which are expensed, such as: commissioning costs; pre-feasibility engineering, technical and support services; research and development ("R&D"); and regulatory and stakeholder consultation expenditures. Accordingly, non-production costs can vary depending on the number of projects under way and the stage of development of the projects. Non-production costs totalled $63 million in 2007, a



Trevor Roberts
Chief Operations Officer

decrease of $7 million compared to 2006. More spending was incurred in 2007 related to R&D activities, such as drilling to further delineate current and new mines, as well as Canadian Oil Sands' larger working interest ownership. These increases were, however, more than offset by $20 million of Stage 3 commissioning and start-up costs incurred in 2006.

Crown Royalties Expense

Under the generic Oil Sands Royalty regime that was in place in Alberta during 2007 and 2006, the Crown royalty was calculated as the greater of one percent of gross plant gate revenue before hedging, or 25 percent of net revenues, calculated as gross plant gate revenue before hedging, less allowed Syncrude operating, non-production and capital costs. Crown royalties increased by $253 million to total $485 million, or $11.83 per barrel in 2007, relative to the prior year, which reported $232 million, or $6.93 per barrel. The increase in 2007 Crown royalties relative to 2006 reflects a shift to the higher 25 percent royalty rate, which occurred in the second quarter of 2006, higher net revenues, and a larger Syncrude working interest. The shift to the higher Crown royalty rate is triggered once a project reaches payout by recovering its costs and a return allowance equal to a Government of Canada long-term bond rate. See the "Change to the Crown Royalty Regime" discussion within the "Risk Management" section of this MD&A for more information.

Interest Expense, Net

($ millions)	2007	2006	$ Change	% Change
Interest expense on long-term debt	91	102	(11)	(11)
Interest income and other	(6)	(4)	(2)	50
Interest expense, net	85	98	(13)	(13)

The Trust's net interest expense recorded in 2007 decreased relative to 2006, primarily reflecting the repayments of $195 million of medium term notes and US$70 million Senior Notes that matured in January 2007 and May 2007, respectively.

Depreciation, Depletion and Accretion Expense

($ millions)	2007	2006	$ Change	% Change
Depreciation and depletion expense	340	246	94	38
Accretion expense	11	9	2	22
	351	255	96	38

We depreciate and deplete our production assets and future development costs on a unit-of-production basis, based on proved plus probable reserves, which we believe is the most likely estimate of the Trust's reserve base and is permitted by National Instrument 51-101.

D&D expense in 2007 rose by $94 million compared to 2006, reflecting a higher per barrel D&D rate and an increase in production volumes. In 2007 our D&D rate increased by about $1 per barrel from the prior year to $8.31 per barrel. The increase resulted from the additional assets and reserves acquired in the January acquisition of an additional 1.25 percent Syncrude working interest, as well as the updated future development cost estimates provided for in the Trust's December 31, 2006 independent reserves report, which reflected a higher cost environment relative to the prior year.

DEPRECIATION AND DEPLETION EXPENSE
($ PER BBL)


3.70
5.50
6.11
7.34
8.31
2003
2004
2005
2006
2007

Based on the results of the Trust's 2007 reserves report, which was completed subsequent to December 31, 2007, we anticipate the Trust's D&D rate will increase to approximately $11 per barrel in 2008. With the exception of the increase in total reserves from a higher Syncrude working interest, offset somewhat by 2007 production, the Trust's proved plus probable reserves of 1.8 billion barrels have not changed significantly. Future development cost estimates have continued to increase, however, mainly as a result of higher projected sustaining capital expenditures, consistent with recent experience, which is the main The Trust's December 31, 2007 reserve report is summarized in our 2007 Annual Information Form and can be found at **www.sedar.com** or on our website at **www.cos-trust.com/investor/financial**.

The Trust recorded a $37 million increase to its ARO liability and corresponding asset at December 31, 2007, which primarily reflects the Trust's share of increased cost estimates to comply with new Alberta environmental regulations governing soil requirements, as discussed previously in the "Review of Financial Results" section of this MD&A. The increased ARO liability is expected to marginally increase total accretion expense to $14 million in 2008 from 2007 levels of $11 million.

Foreign Exchange Gains

($ millions)	2007	2006
Unrealized foreign exchange loss (gain)	$ (153)	$ (1)
Realized foreign exchange loss (gain)	36	(4)
Total foreign exchange loss (gain)	$ (117)	$ (5)

Foreign exchange rates as at:	(US/Cdn)
December 31, 2007	**$ 1.01**
December 31, 2006	$ 0.86
December 31, 2005	$ 0.86

As required by GAAP, foreign currency denominated monetary balances are revalued at the foreign exchange rate at each period end, and the translation gains or losses are recorded in the current period net income. Canadian Oil Sands' foreign exchange ("FX") gains/losses are primarily the result of revaluations of our U.S. dollar denominated long-term debt caused by fluctuations in U.S. and Canadian dollar exchange rates. The resulting unrealized FX gains/losses impact net income but do not affect cash from operating activities as they are non-cash items. Other FX gains/losses are created through the revaluation of cash, accounts receivable and A/P balances denominated in U.S. dollars, which impact both net income and cash from operating activities as these gains/losses are considered realized. Realized FX gains/losses also result from repayment of U.S. dollar denominated balances, such as long-term debt, in which case the resulting FX impacts are included in financing activities on the Trust's Consolidated Statement of Cash Flows.

Total FX gains increased by $112 million in 2007 relative to 2006. Unrealized FX gains resulting from debt revaluations accounted for $153 million and $1 million of the total FX gains in each of 2007 and 2006, respectively, reflecting a stronger Canadian dollar at the end of each year relative to the prior year December 31 rate. Also included in 2007 was an FX gain of $18 million realized upon repayment of US$70 million of Senior Notes in May 2007. The debt was originally issued in 1997 when the FX rate was $0.73 US/Cdn and was repaid in 2007 when the Canadian dollar strengthened considerably to $0.91 US/Cdn. Excluding the realized gains on debt repayment, the significant strengthening of the Canadian dollar in 2007 resulted in a realized loss of $54 million, compared to a $4 million gain in 2006, primarily attributable to U.S. dollar denominated accounts receivable and cash balances.

Future Income Tax and Other

Canadian Oil Sands' future income taxes on its Consolidated Balance Sheet represent the net difference between tax values and accounting values, referred to as temporary differences, tax-effected at substantively enacted tax rates expected to apply when the differences reverse. Canadian Oil Sands recorded a future income tax and other expense of $579 million in 2007, which was a substantial increase over the 2006 provision of $17 million. In 2007 the future tax expense primarily reflected the enactment of trust taxation, offset somewhat by the favourable impact of federal corporate tax rate reductions. On June 12, 2007 the new trust taxation rules previously announced by the government on October 31, 2006 became substantively enacted. As a result, the future income tax payable and corresponding future income tax expense on the Trust's temporary differences between the accounting basis and the tax basis of its assets and liabilities was recorded in the second quarter of 2007 and totalled $701 million. Prior to this legislation, Canadian Oil Sands' future income taxes reflected only those temporary differences in the Trust's corporate subsidiaries. While net income in 2007 was reduced significantly by this future tax adjustment, there was no impact on cash from operating activities.

This significant expense was partially offset by a total future income tax recovery of approximately $193 million as a result of applying corporate tax rate reductions to its net future income tax liability. During 2007 the federal government substantively enacted various corporate tax rate reductions, which lowered tax rates for the years 2008 to 2012 and beyond. The corporate tax rates were reduced from 20.5 percent in 2008 to an ultimate rate of 15 percent in 2012 and future years. These rate reductions also lowered



Marlene Ashton-Teigland
Senior Accountant

the trust taxation rate from 31.5 percent, as enacted by the federal government in the second quarter of 2007 for years commencing in 2011, to 29.5 percent in 2011 and to 28 percent in 2012 and future years.

The remaining $71 million of future income tax and other expense recorded in 2007 primarily related to changes to taxable temporary differences from utilizing more tax pools to shelter taxable income in 2007 compared to deductions taken for accounting purposes. By comparison, in 2006 the Trust recorded an $18 million future income tax expense, which was comprised of a $29 million future income tax recovery related to substantively enacted future federal and provincial tax rate reductions and the elimination of the federal surtax, offset by an expense of $47 million related to changes in temporary differences.

In response to the income trust tax changes, Canadian Oil Sands continues to evaluate alternatives as to the best structure for its Unitholders in the future. The federal government has confirmed that it intends to allow conversions from a trust to a corporate structure to occur on a tax-deferred basis, although the rules of such a conversion have yet to be established. Under current expectations, we most likely will convert to a corporate structure. We plan, however, to retain the flow-through advantages of a trust structure until 2011, unless circumstances arise that favour a faster transition to an alternate structure. Canadian Oil Sands continues to be a long-term value investment in the oil sands and does not rely on the tax efficiency of a flow-through trust model to sustain its business. Our long-life reserves and non-declining production profile provide a solid foundation to generate future cash from operating activities.

In 2007 Canadian Oil Sands recorded an additional future income tax liability on its Consolidated Balance Sheet totalling $327 million, with a corresponding increase to property, plant and equipment, as a result of the 1.25 percent Syncrude working interest acquisition on January 2, 2007 and the subsequent dissolution of the partnership in which the working interest was held. The future income tax liability represents the temporary differences between the book values of the net assets and the related tax pools acquired.

Accounting Policies

Critical Accounting Estimates

A critical accounting estimate is considered to be one that requires us to make assumptions about matters that are uncertain at the time the accounting estimate is made and would have a material impact on our financial results if different assumptions were used. Canadian Oil Sands makes numerous estimates in its financial results in order to provide timely information to users. The following estimates are, however, considered critical:

a) Canadian Oil Sands must estimate the reserves it expects to recover in the future and the related net revenues expected to be generated from those reserves. Our reserves and future net revenues are evaluated and reported in a reserve report prepared by independent petroleum reserve evaluators who determine their evaluations using various factors and assumptions, such as: forecasts of mining and extraction recovery and upgrading yield based on geological and engineering data, projected future rates of production, projected operating costs, projected crude oil prices and oil price differentials and timing and amounts of future development costs, all of which are subjective. Although reserves and forecasts of future net revenues are estimates, we believe that the factors and assumptions used in the estimates are reasonable based on the information available at the time that the estimates are prepared. The reserve report is reviewed by management, our own engineers, our Board of Directors and our Board's Reserves, Marketing Operations and Environmental, Health and Safety Committee.

As circumstances change and new information becomes available, the reserve report data could change. Future actual results could vary greatly from our estimates, which could cause material changes in our unit-of-production D&D rates and asset impairment tests, all of which use the reserves and/or future net revenues in the respective calculations. If proved plus probable reserves were 10 percent lower, DD&A expense would have been approximately $38 million higher in 2007. Our impairment test is based on proved and probable reserves for our 36.74 percent working interest at December 31, 2007, and had such reserves been 10 percent lower, there would not have been any impairment at year-end.

b) In 2007 Canadian Oil Sands recorded its ARO liability and corresponding asset based on the estimated discounted fair value of its 36.74 percent share of Syncrude's future expenditures that will be required for reclamation of each of Syncrude's mine sites that have been disturbed. In determining the fair value, Canadian Oil Sands must estimate the amount of the future cash payments, the timing of when those payments will be required, and then apply an appropriate credit-adjusted risk free rate. Given the long reserve life of Syncrude's leases, the reclamation expenditures will be made over approximately the next 60 years, and therefore it is difficult to estimate the timing and amount of the reclamation payments that will be required as they will occur far into the future.

Any changes in the anticipated timing or the amount of the payments subsequent to the initial obligation being recorded results in a change to our ARO liability and corresponding asset. Such changes will impact the accretion of the obligation and the depreciation of the asset and will correspondingly impact net income. The ARO is more fully described in Note 13 to the Consolidated Financial Statements.

In addition, due to the indeterminate useful life of Syncrude's upgrader facilities and the uncertainty in estimating the timing and amount of the reclamation expenditures, if any, related to Syncrude's sulphur blocks, no amounts have been recognized in the Trust's ARO liability for those components. Actual future reclamation costs related to the upgrading facilities and the sulphur blocks may materially impact the Trust's cash from operating activities in the years these reclamation costs are incurred.

c) Canadian Oil Sands accrues its obligations for Syncrude Canada's post-employment benefits utilizing actuarial and other assumptions to estimate the projected benefit obligation, the return on plan assets and the expense accrual related to the current period. The basic assumptions utilized are outlined in Note 10(a) to the audited Consolidated Financial Statements. A 0.25 change in the discount rate related to Syncrude Canada's defined benefit pension plan would result in an approximate increase/decrease of $22 million in our employee future benefit liability.

In addition, actuarial gains and losses are deferred and amortized into income over the expected average remaining service lives of employees, which was estimated to be 12 years. Actual costs related to Syncrude Canada's employee benefit plans could vary greatly from the amounts accrued for the pension obligation and the plan assets. If Canadian Oil Sands had recognized the actuarial losses immediately in income, pension and other post-employment expense would have increased from $30 million to approximately $52 million in 2007. In addition, the accrued benefit liability on the Consolidated Balance Sheet would have increased from $113 million to $261 million. Canadian Oil Sands does not have a pension plan for its own employees. Therefore, all of the employee future benefit liabilities and expenditures relate to its working interest share of Syncrude Canada's pension benefit plan and post-employment plan obligations.

d) Canadian Oil Sands must estimate its future tax liability at the end of each reporting period based on estimates of temporary differences, when those temporary differences are expected to reverse and the tax rates at which they will reverse. Actual tax rates at which the temporary differences will reverse and the amount and timing of reversal of the temporary differences may, however, differ from our estimates, which may result in material changes in our future income tax liability and future income tax expense or recovery.

Change in Accounting Policies

Effective January 1, 2007, the Trust prospectively adopted the Canadian Institute of Chartered Accountant's ("CICA") Handbook Section 3855, *Financial Instruments – Recognition and Measurement*; Section 3865, *Hedges*, Section 1530, *Comprehensive Income* and Section 3861, *Financial Instruments – Disclosure and Presentation*. The impacts of adopting the new standards were reflected in the Trust's 2007 results and prior year comparative financial statements have not been restated. While the new rules resulted in changes to how the Trust accounts for its financial instruments, there were no material impacts on the Trust's 2007 financial results. For a description of the new accounting rules and the impact on the Trust's financial statements of adopting such rules, including the impact on the Trust's deferred financing charges, long-term debt, and deferred currency hedging gains, see Note 3(a) to the audited Consolidated Financial Statements for the year ending December 31, 2007.

Also effective January 1, 2007 Canadian Oil Sands adopted the CICA's revisions to Handbook Section 1506 – *Accounting Changes*. Pursuant to the revisions, the Trust has provided disclosure in the Notes to the Consolidated Financial Statements of the expected effects on its financial statements of relevant future new sources of GAAP that have been issued by the CICA but are not yet effective nor applied by the Trust. The other revisions to Section 1506 are intended to enhance the information provided to financial statement users regarding effects of changes in accounting policies, changes in estimates and errors, of which the Trust did not have any material changes or errors in 2007.

In addition, the Trust early adopted the CICA's Handbook sections 1535 – *Capital Disclosures*, 3862 *Financial Instruments – Disclosures* and 3863 *Financial Instruments – Presentation*. Reporting issuers must adopt these new standards on January 1, 2008; however, the Trust has chosen to include the new disclosure requirements in Notes 19 and 20 to its 2007 annual Consolidated Financial Statements. These three new Handbook sections provide additional disclosure and presentation of financial instruments, as well as a discussion of the Trust's capital management but do not have an impact on the Trust's financial results.

New Accounting Pronouncements

The CICA has issued various other new accounting standards and has revised existing standards that will be effective January 1, 2008. Such changes are expected to have a minimal impact on the Trust's financial results and disclosure.

On February 13 2008 the CICA Accounting Standards Board announced that Canadian public reporting issuers will be required to report under International Financial Reporting Standards ("IFRS") starting in 2011. The intention is to bring more transparency and a higher degree of international financial reporting comparability, which will benefit investors and assist in achieving the goal of a single global capital market. IFRS is currently applied by more than 100 countries. Although Canadian Oil Sands will not be required to report under IFRS until 2011, we have started to assess the impact on our financial statements, including disclosure changes, of adopting IFRS and we are preparing for the transition accordingly.

Liquidity and Capital Resources

($ millions)	2007	2006
Long-term debt	**1,218**	1,644
Cash and cash equivalents	**(268)**	(353)
Net debt	**950**	1,291
Unitholders' equity	**4,172**	3,956
Total capitalization [1]	**5,122**	5,247

[1] *Net debt plus Unitholders' equity. Net debt and total capitalization are non-GAAP measures.*

Net debt to total capitalization *(%)*	**19**	25

NET DEBT AT DECEMBER 31
($ BILLIONS)


1.4
1.7
1.6
1.3
1.0
2003
2004
2005
2006
2007

NET DEBT TO TOTAL CAPITALIZATION AT DECEMBER 31
(%)


40
39
33
25
19
2003
2004
2005
2006
2007

In January 2007 Canadian Oil Sands paid $238 million in cash and issued 8.2 million Units valued at $237 million to Talisman as consideration for the purchase of Talisman's 1.25 percent indirect Syncrude working interest. The acquisition was followed by the maturity of $195 million of medium term notes on January 15, 2007 and US$70 million of Senior Notes on May 15, 2007, resulting in debt repayments of $272 million in the first half of 2007. The debt repayments were financed by drawings on the Trust's $800 million operating credit facility, which were subsequently repaid by December 31, 2007. As discussed in Note 3(a) to the audited Consolidated Financial Statements, the Trust recorded a $16 million reduction to its long-term debt as a result of adopting the new financial instruments accounting standards. The reduction reflected the reclassification of deferred financing charges against long-term debt, which were previously recorded in other assets on the Trust's Consolidated Balance Sheet. Including an unrealized foreign exchange gain of $153 million, the Trust's long-term debt decreased by $426 million to $1.2 billion at December 31, 2007 and net debt dropped to $950 million, which accounted for most of the year-over-year decrease in the Trust's net debt to total capitalization.

As at December 31, 2007, the Trust's unutilized credit facilities amounted to $808 million, net of letters of credit issued against its $40 million revolving term facility and an additional $45 million line of credit. A $150 million medium term note matures on April 9, 2008. The Trust currently anticipates refinancing this note on maturity using its available credit facilities.

Canadian Oil Sands has set a long-term net debt target of $1.6 billion by 2010, which reduces our cost of capital and conserves our tax pools during the trust taxation transition period. The Trust believes this net debt target will maintain its strong balance sheet, allow it to remain unhedged on its crude oil price exposure, provide the capacity to fund growth opportunities, and maintain an investment grade credit rating. The Trust's actual net debt will fluctuate around this level as factors such as crude oil prices, FX rates, Syncrude's operational performance and the timing of distribution changes vary from our assumptions.

The Units issued from treasury in January 2007 to partially fund the additional Syncrude working interest acquisition increased Unitholders' equity. However, as the Units were issued directly to Talisman, there was no cash impact. The investing section of the Trust's cash flow statement therefore reflects only the cash paid to Talisman for the additional working interest less cash balances acquired. Unitholders' equity was increased by net income of $743 million, but reduced by distributions of $791 million recorded in 2007.

Performance Management Ratios

	2007	2006
Return on average Unitholders' equity *(%)*[1]	**18**	23
Return on average productive capital employed *(%)*[2]	**25**	24

[1] *Calculated as net income divided by average Unitholders' equity.*

[2] *Calculated as comprehensive income before net interest expense, foreign exchange and future income taxes, divided by average productive capital employed, which excludes major expansion projects not yet in use.*

A key benchmark used to evaluate the Trust's performance is return on average productive capital employed ("ROCE"), which is a measure of the returns the Trust realizes on its assets that are in productive use. In calculating ROCE, we exclude major expansion projects that are not yet used in production. In 2007 there were no such major expansion projects excluded. In 2006, however, the Stage 3 upgrader expansion capital was put into production and therefore was considered productive capital for half a year. The Trust's ROCE was comparable in 2007 and 2006.

The lower return on average Unitholders' equity in 2007 compared to the prior year reflected lower net income as a result of the significant future income tax adjustment recorded in 2007, as well as the build in Unitholders' equity from the issuance of Units to Talisman on our acquisition of its 1.25 percent Syncrude interest.

RETURN ON AVERAGE PRODUCTIVE CAPITAL EMPLOYED
(%)


15
21
37
24
25
2003
2004
2005
2006
2007

RETURN ON AVERAGE UNITHOLDERS' EQUITY
(%)


20
21
28
23
18
2003
2004
2005
2006
2007

Unitholder Distributions

($ millions)	2007	2006
Cash from operating activities	$ 1,377	$ 1,142
Net income	$ 743	$ 834
Unitholder distributions	$ 791	$ 512
Excess (shortfall) of cash from operating activities over Unitholder distributions [1]	$ 586	$ 630
Excess (shortfall) of net income over Unitholder distributions [2]	$ (48)	$ 322

[1] *Cash from operating activities less Unitholder distributions.*

[2] *Net income less Unitholder distributions.*

Cash from operating activities and net income can fluctuate dramatically from period to period, reflecting, among other factors, variability in operational performance, WTI prices, SCO differentials and FX rates. Given these risks, we strive to smooth out the variability of distributions by taking a longer-term view in the context of our outlook for our operating and business environment, including monitoring of our net debt relative to our target and assessing our capital expenditure commitments. In this regard, we may distribute more or less in a period than we generate in cash from operating activities or net income. The distribution depends on numerous factors including our financial and operational performance, working capital requirements and future capital expenditures. Despite management's goal to strive for relative distribution stability, the highly variable nature of these considerations introduces risk to our ability to sustain or provide stability in distributions. Unwarranted expectations in the stability or sustainment of distributions should therefore not be implied. In addition, the taxation of income trusts commencing January 1, 2011 likely will materially alter our cash from operating activities, and consequently, distribution levels.

A Unitholder distributions schedule pertaining to the year ended December 31 is included in Note 18 to the audited Consolidated Financial Statements. The Trust uses debt and equity financing to the extent that cash from operating activities is insufficient to fund capital expenditures, reclamation trust contributions, acquisitions, distributions, and working capital changes from financing and investing activities. In 2007 the $586 million excess of cash from operating activities over Unitholder distributions exceeded capital expenditures and reclamation funding totalling $190 million and debt repayments of $272 million. Capital expenditures are discussed more fully in the "Capital Expenditures" section of this MD&A.

Distributions exceeded net income in 2007 as a result of the $701 million future income tax expense recorded in the second quarter related to the enactment of Bill C-52. The future income tax expense is a non-cash item that is not expected to affect the Trust's cash from operating activities, its balance sheet strength or its ability to pay distributions over the next several years. As a result, the Trust paid the distribution despite the lower net income. Early in 2007 the Trust suspended its Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") and, as such, the DRIP did not provide additional equity financing in 2007.

In determining the Trust's distributions, Canadian Oil Sands also considers funding for its significant operating obligations, which are included in cash from operating activities. Such obligations include the Trust's share of Syncrude's pension and reclamation funding, which amounted to approximately $38 million and $30 million in 2007 and 2006, respectively, and approximated the related expense for both pension and reclamation of $41 million and $42 million in each of the years, respectively. While our share of Syncrude's annual pension funding has increased modestly as a result of the most recent actuarial valuation and our share of Syncrude's future reclamation costs has also increased, we currently do not anticipate any material funding increases related to these items over the next few years.



Siren Fisekci
Director, Investor Relations

Debt covenants do not specifically limit the Trust's ability to pay distributions and are not expected to influence the Trust's liquidity in the foreseeable future. Aside from the typical covenants relating to restrictions on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business, the most restrictive financial covenant limits total debt-to-book capitalization at an amount less than 55 percent. With a current net debt-to-book capitalization of approximately 19 percent, a significant increase in debt or decrease in equity would be required to negatively impact the Trust's financial flexibility.

On January 30, 2008 the Trust declared a 36 percent increase to its quarterly distribution to $0.75 per Unit for total distributions of $359 million. The distribution is payable on February 29, 2008 to Unitholders of record on February 12, 2008. With the completion of the Stage 3 project, robust crude oil prices and our current net debt level relative to our long-term target, the Trust has more than doubled its quarterly distribution since the first quarter of 2007. Total distributions in 2007 were $791 million, or $1.65 per Unit, compared to $512 million, or $1.10 per Unit in the prior year. The 2007 distributions were 99 percent taxable as other income. The rise in the Trust's distribution levels is consistent with our previous indications that we would be moving to a fuller payout of cash from operating activities unless capital investment or acquisition opportunities arise that we believe offer Unitholders enhanced value. We are targeting a long-term net debt level of about $1.6 billion by the end of 2010 and will reconsider this target in light of future Syncrude growth and other acquisition opportunities.

Capital Expenditures

With the completion of Syncrude's Stage 3 project in 2006, Canadian Oil Sands' expansion capital expenditures have been reduced significantly and, as such, current capital costs are essentially all related to sustaining capital. The Trust defines expansion capital expenditures as the costs incurred to grow the productive capacity of the operation, such as the Stage 3 project, while sustaining capital is effectively all other capital and includes the costs required to maintain the current productive capacity of Syncrude's mines and upgrading facilities. Sustaining capital may fluctuate considerably year-to-year due to timing of equipment replacement and other factors. The productive capacity of Syncrude's operations was defined previously in the "Review of Syncrude Operations" section of this MD&A.

Capital expenditures totalled $183 million in 2007, a decrease of $117 million compared with 2006, as a result of the Stage 3 completion in 2006. Capital spending in 2007 was substantially all related to sustaining capital expenditures, including $69 million of costs for the Syncrude Emissions Reduction ("SER") project. In 2006 Stage 3 costs accounted for $121 million of the $300 million in total capital expenditures. Sustaining capital expenditures in 2007 were $4.46 per barrel compared with $5.01 per barrel recorded in 2006.

Syncrude is undertaking the SER project to retrofit technology into the operation of Syncrude's original two cokers, which should significantly reduce total sulphur dioxide ("SO_2") and other emissions. While expenditures on the SER project are currently estimated at approximately $772 million ($284 million net to the Trust based on its 36.74 percent working interest), indications of upward cost pressure on the project exist. Syncrude is currently performing a full review of the project and we plan to provide an update on any significant cost estimate or timing revision once that review has been completed. The Trust's share of the SER project expenditures incurred to December 31, 2007 was approximately $106 million, with the remaining costs to be incurred over the next three years to coordinate with equipment turnaround schedules.

CAPITAL EXPENDITURES
($ MILLIONS)


786
942
800
300
183
2003
2004
2005
2006
2007

We estimate our 2008 sustaining capital expenditures, including the SER project, to be about $7 per barrel. The increase relative to 2007 actual costs of $4.46 per barrel reflects, among other factors, an escalation in material and labour costs. Labour settlements for Alberta construction workers in 2007 will add to hourly wage rates, increasing sustaining capital costs over the coming several years. As well, we expect the cost of construction materials, such as fabricated steel, electrical components and mechanical equipment will continue to rise. Based on the current 2008 Outlook, we expect to fund our capital expenditures through our cash from operating activities but we also have sufficient credit facilities available to draw on if necessary.

We have estimated that Syncrude's longer-term sustaining capital expenditures will average about $5 per barrel; however, this estimate is being impacted by the same inflationary cost pressures previously described, as well as costs for large environmental and infrastructure projects, in addition to the SER project, that Syncrude expects to undertake over the next few years. These projects include the relocation of certain mining trains and tailings systems, which is required as mining operations progress across the active leases. Tailings system projects also include initiatives to improve and supplement the effectiveness of systems used to separate water from sand and clay so that the water can be recycled back to the operation and solids can be incorporated into the final reclamation landscapes. These infrastructure projects, including SER, are expected to add about $2 to $5 per barrel annually to our $5 per barrel longer-term sustaining capital expenditure estimate over the next few years. Our per barrel estimates are based on estimated annual Syncrude production, which increases from 115 million barrels in 2008, or 42 million barrels net to the Trust, to 129 million barrels, or 47 million barrels net to the Trust, at design capacity.

Syncrude's next significant growth stage is anticipated to be the Stage 3 debottleneck. We estimate the project will increase Syncrude productive capacity by 30,000 to 50,000 bpd. Based on the current business environment, this incremental production is expected to be achieved in 2012. Following the Stage 3 debottleneck, the Stage 4 expansion is planned to grow Syncrude capacity by a further 100,000 bpd, resulting in total productive capacity of approximately 500,000 bpd post-2016. Major capital spending on each of these respective projects is expected to commence a few years prior to the incremental production coming on-stream. The plans for these projects are preliminary and have not been approved by the Syncrude owners, and as such, may change. Timelines have not been finalized and no cost estimates have been provided for either of these projects because they are still in the early planning stages.

At the end of May 2007 Canadian Oil Sands completed the sale of the remaining conventional properties acquired in 2006 from Canadian Arctic. The conventional properties which the Trust owned up to May 31, 2007, did not generate material income in 2007, as reflected in "Income (loss) from discontinued operations" on the Trust's Consolidated Statements of Income and Comprehensive Income.

Contractual Obligations and Commitments

The following table outlines the significant financial obligations and commitments that we have assumed in the normal course of our operations and are known as of February 28, 2008. These obligations and commitments represent future cash payments that the Trust is required to make under existing contractual agreements that it has entered into either directly, or as a 36.74 percent owner in the Syncrude Joint Venture:

		Payments Due By Period			
($ millions)	Total	< 1 year	1 – 3 years	4 – 5 years	> 5 years
Long-term debt [1]	**1,229**	166	447	296	320
Capital expenditure commitments [2]	**250**	84	166	–	–
Pension plan solvency deficiency payments [3]	**122**	14	42	17	49
Management services agreement [4]	**153**	17	51	34	51
Pipeline commitments [5]	**575**	25	59	40	451
Asset retirement obligations [6]	**743**	13	34	30	666
Other obligations [7]	**288**	166	81	9	32
	3,360	485	880	426	1,569

[1] *Actual payments exclude interest payments and differ from the carrying value, which is stated at amortized cost. While there is approximately $150 million of debt maturing in 2008, Canadian Oil Sands' intention is to refinance such debt.*

[2] *Capital expenditure commitments are primarily comprised of our 36.74 percent share of the SER project.*

[3] *We are responsible for funding our 36.74 percent share of Syncrude Canada's registered pension plan solvency deficiency, which was confirmed in the December 31, 2006 valuation that was completed in 2007.*

[4] *Reflects our 36.74 percent share of Syncrude Canada's annual fixed service fees under the Management Services Agreement.*

[5] *Reflects our 36.74 percent share of the AOSPL pipeline commitment as a Syncrude Joint Venture owner, and various other of Canadian Oil Sands' pipeline commitments for transportation access beyond Edmonton.*

[6] *Reflects our 36.74 percent share of the undiscounted estimated cash flows required to settle Syncrude's environmental obligations upon the ultimate reclamation of the Syncrude Joint Venture properties. Canadian Oil Sands maintains a reclamation trust, of which the trust amount will be used to fund a portion of our ultimate reclamation obligation.*

[7] *These obligations primarily include our 36.74 percent share of the minimum payments required under Syncrude's commitments for natural gas purchases and employee retention program. Other items include, but are not limited to, annual disposal fees for the flue gas desulphurization unit and capital and operating lease obligations.*



Reshma Rawji
Marketing Analyst/Accountant

In total, the Trust's financial obligations have decreased by $919 million relative to the prior year-end. The four most significant net changes are: (1) a reduction in long-term debt of $415 million, as discussed in the "Liquidity and Capital Resources" section of this MD&A; (2) a $475 million payment, comprised of cash and Units, to Talisman on January 2, 2007 for the additional 1.25 percent Syncrude working interest acquisition; (3) a $60 million decrease in natural gas purchase commitments, mainly reflecting timing of natural gas contract renewals; and (4) a $127 million increase in the Trust's estimated undiscounted reclamation cost obligation, as previously discussed on page 27 of this MD&A. The Trust is committed to paying this obligation as the Syncrude Joint Venture properties are reclaimed and has recorded its obligation on a discounted basis in its Consolidated Balance Sheet under "Asset retirement obligation", which totalled $226 million at December 31, 2007. Syncrude Canada's pension plan actuarial valuation for December 31, 2006 was completed in the second quarter of 2007 and confirmed an increase to our share of Syncrude Canada's pension funding of approximately $5 million per year for the next five years. There have been no other significant changes to the Trust's contractual obligations and commitments in 2007 from our 2006 year-end disclosure, other than reductions to the capital expenditure and various payment obligation commitments as a result of expenditures incurred in the year.

Unitholders' Capital and Unit Trading Activity

Canadian Oil Sands issues Unit options ("options") as part of its long-term incentive plan for employees. There were 212,227 options granted in 2007 with an average exercise price of $29.93 per option and a fair value of approximately $1 million, which will be amortized into income over a three-year vesting period. On February 4, 2008 another 271,045 options were granted with a fair value of approximately $1 million. There were 2.8 million options outstanding at February 28, 2008, representing less than one percent of Units outstanding. Each option represents the right of the optionholder to purchase a Unit at the exercise price determined at the date of grant. For options granted after June 1, 2005, the exercise price is reduced by distributions over a threshold amount. The options vest by one-third following the date of grant for the first three years and expire seven years from the date of grant.

In addition, 34,953 performance unit rights ("PUPs") were issued in 2007 and had an accrued value of approximately $3 million at December 31, 2007. On February 4, 2008 an additional 30,605 PUPs were granted with a fair value of approximately $1 million. The PUPs are earned based on total unitholder return at the end of three years compared to a peer group, with the actual unit equivalents earned ranging from zero to double the target award. More detail on the Trust's stock-based compensation plans can be found in Note 16(a) to the audited Consolidated Financial Statements, as well as the Trust's Management Proxy Circular dated March 7, 2007.

Canadian Oil Sands Units trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust had a market capitalization of approximately $19 billion with 479 million units outstanding and a closing price of $38.71 per Unit on December 31, 2007. A table summarizing the Units issued in 2007 is included in Note 15(a) of the audited Consolidated Financial Statements.

Risk Management

Canadian Oil Sands systematically approaches the management of risk through a process designed to identify, categorize and assess principle risks. Syncrude Canada, as operator of the joint venture, identifies and assesses the operational and environmental, health and safety ("EH&S") risks which may impact its operations. We then augment Syncrude Canada's analysis with further consideration of risks specific to Canadian Oil Sands. Risks are categorized based on their probability of occurrence and their potential impact on Canadian Oil Sands' future Consolidated Statement of Cash Flows ("Cash Flows"), corporate reputation and EH&S performance. Syncrude and Canadian Oil Sands take a number of actions once the risks have been identified and categorized, including avoidance, mitigation, risk transfer and acceptance. The Board of Directors of Canadian Oil Sands Limited ("the Board") is presented annually with a summary of management's assessment of the risks and strategies with respect to such risks. The Board reviews such assessment and recommendations and provides oversight of this risk management process.

There are a number of risks impacting Canadian Oil Sands that affect Cash Flows and therefore the distributions ultimately paid to Unitholders. Cash Flows are highly sensitive to a number of factors including: Syncrude production; sales volumes; oil and natural gas prices; price differentials; foreign currency exchange rates; operating, administrative, and financing expenses; non-production costs; Crown royalties and regulatory and environmental risks. They are also impacted by sustaining and growth capital expenditures and Canadian Oil Sands' financing requirements thereof. Sensitivities to the most significant items affecting cash from operating activities are provided in the "2008 Outlook" section of this MD&A.

The following discusses the significant risks that impact Canadian Oil Sands' Cash Flows, corporate reputation and EH&S performance. More information regarding Canadian Oil Sands' risks is available in its Annual Information Form.

Commodity Price Risk

Crude Oil Price Risk

Our Cash Flows are impacted by changes in both the U.S. dollar denominated crude oil prices and U.S./Canadian FX rates. Over the last two years, monthly average WTI prices have experienced significant volatility, ranging from a low of US$54.67 per barrel in January 2007 to a high of US$94.63 per barrel in November 2007; see page 50 for a discussion of foreign currency risk. In the past management has hedged both elements to reduce revenue and cash flow volatility to the Trust during periods of significant financing requirements.

Canadian Oil Sands' financing requirements have declined along with our net debt levels and expansion capital expenditures. We have therefore chosen to remain unhedged and fully exposed to WTI price fluctuations. Instead, a strong balance sheet is used to reduce the risk around crude oil price movements. As at February 28, 2008, and based on current expectations, the Trust remains unhedged on its crude oil price exposure; however, it may hedge this exposure in the future depending on the business environment and our growth opportunities.

In the past few years there have also been increases to the supply of synthetic crude oil from various oil sands projects, and several additional projects are under development or being contemplated. If and when these other projects are completed, there may be a significant increase in the supply of synthetic crude oil in the market. There is no guarantee there will be sufficient demand to absorb the increased supply without eroding the selling price, which could result



Scott Arnold
Assistant Treasurer

in a deterioration of the price differential that Canadian Oil Sands may realize compared to benchmark prices such as WTI. Based on the expected supply of, and demand for, light, sweet synthetic crude oil in 2008, we are forecasting a price discount for our product of $2.50 per barrel relative to Canadian dollar WTI prices. In 2007 our average realized selling price reflected a premium of $1.63 per barrel, and in 2006 a discount of $2.57 per barrel.

In response to this growing volume of synthetic crude oil, including Syncrude's own expanding volumes, we have expanded the markets for our product. During 2007, as part of our strategy with the Stage 3 expansion, Syncrude produced a higher quality blend of SCO that is anticipated to be more attractive to refineries. This strategy is intended to enhance our price per barrel relative to our previously produced SCO blend and address the risk of weakening differentials relative to benchmark oil prices.

Natural Gas Price Risk

Purchased natural gas is a significant component of the bitumen production and upgrading processes. Increases in natural gas prices therefore introduce the risk of significantly higher operating costs. Similar to crude oil prices, monthly average AECO natural gas prices have also experienced significant movements over the last two years, ranging from a high of $11.48 per GJ during January 2006 to a low of $4.22 per GJ during October 2006. To the extent crude oil prices and natural gas prices move together, the risk of natural gas price increases is mitigated as the Trust is significantly more levered to oil price increases. The main risk involves a de-linking of crude oil and natural gas price movements, such that gas prices increase relative to crude oil prices. The Trust has previously used hedge positions to mitigate natural gas price risk and will continue to assess the strategy as a means to manage short-term operating costs. No natural gas hedges were utilized in 2007 or 2006 and as at February 28, 2008, we have no natural gas hedges in place.



Terry Frehlich
Manager, Sales & Purchases, Crude Oil Marketing

While the natural gas resource is not currently in production and there are no development plans at this time, the 2006 acquisition of Canadian Arctic's natural gas interests provides Canadian Oil Sands with a partial long-term hedge against significant future natural gas price increases.

Operational Risk

Currently, our investment in Syncrude represents our only producing asset. The results of the Trust therefore depend exclusively on the Syncrude operations. The Syncrude project is a complex, inter-dependent facility and the shutdown of one part of the facility could significantly impact the production of SCO. Causes of production shortfalls and/or interruptions may include, but are not limited to: design errors, equipment failures, operator errors, weather-related shutdowns or catastrophic events such as fire, earthquake, storms, explosions or dam failures. There is also the risk that the Syncrude plant will not achieve its design capacity on a sustained basis and/or will not be able to produce SCO with the expected quality specifications, which would impact the Trust's financial returns.

At times productivity of the mining operations may be reduced due to maintenance, extreme weather conditions or unplanned outages such that internally produced bitumen may not be sufficient to supply enough feed for the upgrading facility to meet its production capacity. While Syncrude has the ability to import purchased bitumen, there are physical restrictions on the amount of bitumen that can be transported into Syncrude's facilities and there is a risk that sufficient quantities of bitumen may not be available or economic. Further, the cost of purchased bitumen may be higher than Syncrude's own production costs. Offsetting this risk is the opportunity, at periods in time, such as during coker turnarounds, for the mining operations to produce more bitumen than is required by the upgrading facility, which results in Syncrude building bitumen inventory for later use. Syncrude's bitumen inventory capabilities are, however, limited.

Extreme cold weather can affect both ongoing operations and capital projects by reducing worker productivity, producing mechanical failure, and potentially increasing natural gas consumption. Major incidents or unscheduled outages during winter months may curtail production and result in significant increases to operating costs, as was evident in early 2008 with a disruption in Syncrude production following weather-related outages of several units.

The Syncrude project benefits from operational risk management programs implemented by Imperial Oil/ ExxonMobil through the MSA. These organizations apply robust engineering and design standards and utilize maintenance and inspection procedures to mitigate operational risk. Sustained, safe and reliable operations are critical to achieving targets for production and operating costs.



Lynette Johnston
Crude Oil Scheduler

In addition, we are exposed to the risks associated with major construction projects. These risks include the possibility that projects will not be completed on time and/or will not achieve their design objectives. Complications could arise when new systems are integrated with existing systems and facilities. The completion of Stage 3 in the second half of 2006 and fewer projects planned in the next several years somewhat reduces this risk but there is still expected to be a period of optimizing the new Stage 3 units.

Canadian Oil Sands reduces exposure to some operational risks by maintaining appropriate levels of insurance, primarily business interruption ("BI") and property insurance. We have purchased total coverage of US$1.15 billion of BI and property insurance in case Syncrude experiences an event causing a loss or interruption of production, such as a fire or explosion at the operating facilities. The BI insurance is subject to a 60-day self-retention period and the property insurance contains a $50 million deductible at the Syncrude level. While such insurance assists in mitigating some operational upsets, insurance is unlikely to fully protect against catastrophic events or prolonged shutdowns.

We also face risks associated with competition amongst other oil sands producers for limited resources, in particular skilled labour, in the Fort McMurray area where Syncrude and other oil sands producers operate. The demand for these resources contributes to cost inflation for products and services to operate and expand Syncrude's facilities. In addition to paying its employees and contract staff competitive industry compensation, Syncrude Canada has a very strong record for safety performance and has a reputation as an innovative and socially responsible company committed to the environment and dedicated to its employees, the Aboriginal Peoples, and the communities of northern Alberta. We believe these qualities assist in retaining skilled labour. Additionally, Syncrude Canada implemented an employee retention program in 2006 which will result in cash payments in early 2009, but may provide savings associated with an experienced workforce. To deal with the increased demands on local infrastructure, such as housing, Syncrude cooperates, where they are able to, with other industry participants to share resources, such as camps.

Global demand for commodities has also increased activity in industries such as the mining sector, which is competing for constrained supplies and labour. While we do not expect any specific shortage to impact our current 2008 production outlook, the ability to achieve higher levels of production may be limited by unexpected supply or labour constraints.

Capital Expenditure Risk

Inherent in the mining of oil sands and production of synthetic crude oil is a need to make substantial capital expenditures. As discussed above, inflationary pressures in the mining industry in general, and the Fort McMurray area specifically, are resulting in higher costs. This cost pressure impacts capital expenditures associated with expansion projects and sustaining capital expenditures. Further, there is a risk that maintenance at Syncrude will be required more often than currently planned or that significant capital projects could arise that were not previously anticipated.

In addition to potential capital cost increases, we are exposed to financing risks associated with funding our 36.74 percent share of Syncrude's capital program. We have historically minimized this risk by accessing diverse funding sources including credit facilities and cash from operating activities. In addition, we believe that the Trust has the ability to access public debt and equity markets given our asset base and current credit ratings. For further discussion, see the "Liquidity Risk" disclosure within the "Financial Market Risk" section of this MD&A.

There is also risk associated with estimating costs for major projects. Canadian Oil Sands often discloses estimates for Syncrude's major projects, which encompass the conceptual stage through to the final scope design, including detailed engineering cost estimates. These projects, however, typically evolve over time and updates for significant timing and cost estimate changes are often required during project construction. At each stage of these major projects, cost estimates involve uncertainties. Accordingly, actual costs can vary from the estimates Canadian Oil Sands provides and these differences can be significant.

Financial Market Risk

Canadian Oil Sands is subject to financial market risk as a result of fluctuations in foreign currency exchange rates, interest rates and liquidity.

Foreign Currency Risk

Canadian Oil Sands' results are affected by fluctuations in the U.S./Canadian currency exchange rates as we generate revenue from oil sales based on a U.S. dollar WTI benchmark price, while operating costs and capital costs are denominated primarily in Canadian dollars. Over the last two years, the Canadian dollar has experienced significant volatility, ranging from a low of $0.84 US/Cdn in February 2007 to a high of $1.09 US/Cdn in November 2007. Our revenue exposure is partially offset by U.S. dollar obligations, such as interest costs on U.S. dollar denominated debt and our share of Syncrude's U.S. dollar vendor payments. In addition, when our U.S. Senior Notes mature, we have exposure to U.S. dollar exchange rates on the principal repayment of the notes. This repayment of U.S. dollar debt acts as a partial economic hedge against the U.S. dollar denominated revenue payments we receive from our customers.

In the past the Trust has hedged foreign currency exchange rates by entering into fixed rate currency contracts including the US$20 million hedged during 2007. The Trust did not have any foreign currency hedges in place at December 31, 2007, and as at February 28, 2008, we do not intend to enter into any new currency hedge positions. The Trust may, however, hedge foreign currency exchange rates in the future, depending on the business environment and growth opportunities.

As at December 31, 2007, portions of Canadian Oil Sands' cash and cash equivalents, accounts receivable, accounts payable and long-term debt were denominated in U.S. dollars. Based on these U.S. dollar financial instrument closing balances, 2007 net income and other comprehensive income would have increased/decreased by approximately $6.6 million for every $0.01 decrease/increase in the value of the U.S./Canadian exchange rate.

Interest Rate Risk

Canadian Oil Sands' results, particularly our net interest expense, are impacted by U.S. and Canadian interest rate changes as our credit facilities and investments are exposed to floating interest rates. At December 31, 2007 the Trust had $16 million drawn on its credit facilities but no other floating rate debt was outstanding. The Trust did not have a significant exposure to interest rate risk in 2007 based on the amount of floating rate debt or investments outstanding during the year.

Liquidity Risk

Liquidity risk is the risk that Canadian Oil Sands will not be able to meet its financial obligations as they become due. Canadian Oil Sands actively manages its liquidity through daily and longer-term cash, debt and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its bank credit facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic hedging opportunities, and compliance with debt covenants.



Nick Reid
Junior Marketing Analyst / Accountant

Information regarding the amount of available credit facilities and contractual maturities of Canadian Oil Sands' long-term debt can be found in Notes 11 and 12, respectively, to the Consolidated Financial Statements. Canadian Oil Sands was in full compliance with its debt covenants as at December 31, 2007.

In the next several years, three tranches of Canadian Oil Sands' debt will mature. As well, Canadian Oil Sands has stated its intention to increase net debt to approximately $1.6 billion. Canadian Oil Sands will therefore be subject to liquidity and interest rate risk in the coming years in respect of these financing requirements. In addition, we are exposed to liquidity risk to the extent we have financing requirements related to significant capital or operating commitments. Over the long-term, Canadian Oil Sands manages these risks by spreading out the maturities of its various debt tranches and maintaining a prudent capital structure.

During 2007 the U.S. experienced a number of economic crises related to subprime lending and structured finance products which also impacted financial markets within Canada. One of the results was a tightening of North American credit markets characterized by a decline in liquidity and higher borrowing costs. Canadian Oil Sands has not been materially affected by this situation and we believe that the capital markets are still available to finance our obligations.



Trudy Curran
General Counsel & Corporate Secretary

Credit Risk

Canadian Oil Sands is exposed to credit risk primarily through its trade accounts receivable balances with customers and with financial counterparties to which the Trust has purchased investments and/or entered into derivative contracts. Canadian Oil Sands manages this credit risk through a corporate credit policy. The maximum exposure to any one customer or financial counterparty is limited based on the credit rating of that customer/counterparty. The concentration of credit risk is monitored on a regular basis by ensuring transactions are in compliance with the approved customer and counterparty credit limits. Risk is further mitigated as accounts receivable with customers typically are settled in the month following the sale, and investments with financial counterparties are typically short-term in nature and are placed with institutions that have a credit rating of "A" or better. Credit reviews and credit limit approvals are required for all new and active customers and financial counterparties. The policy also specifically limits the exposure to customers with a credit rating below investment grade to a maximum of 25 percent of Canadian Oil Sands' consolidated accounts receivable, which is monitored on a monthly basis.

The Trust's maximum credit exposure related to customer receivables was $377 million at December 31, 2007 (2006 – $238 million). The Trust's financial counterparty credit exposure relates mainly to the amounts invested with financial institutions, which as at December 31, 2007, totalled $301 million (2006 – $376 million). The Trust did not have any material derivative contracts in place as at December 31, 2007. At present, there are no financial assets that are past their maturity or impaired due to credit risk-related defaults.

Syncrude Joint Venture Ownership

The Syncrude Project is a joint venture that is currently owned by seven participants with varying interests. Major capital decisions for new projects require unanimous support of the Syncrude owners while other matters require only the approval of a majority of the working interests and three Syncrude owners. Historically, Canadian Oil Sands and the Syncrude owners have sought consensus on all significant matters. There can be no assurance, however, that unanimous agreement will be reached on major capital programs and that future expansions will be executed as currently planned.

Pipeline Transportation and Delivery Infrastructure

All of our Syncrude production is currently transported to Edmonton, Alberta through the Alberta Oil Sands Pipeline Limited ("AOSPL") system. Disruptions in service on this system could adversely affect our crude oil sales and Cash Flows. The AOSPL system feeds into various other crude oil pipelines that are used to deliver our SCO to refinery customers throughout Canada and the U.S. Interruptions in the availability of these pipeline systems may limit the ability to deliver production volumes and could adversely impact sales volumes or the prices received for our product. These interruptions may be caused by the inability of the pipeline to operate or by capacity constraints if the supply of feedstock into the system exceeds the infrastructure capacity. While we believe long-term take-away capacity will exceed production growth for synthetic supply out of the Athabasca region, there can be no certainty that investments will be made to provide this capacity. There is also no certainty that short-term operational constraints on the pipeline system, arising from pipeline interruptions and/or increased supply of crude oil, will not occur as capacity is believed to be tight. In addition, planned or unplanned shutdowns of our refinery customers may limit our ability to deliver our SCO with negative implications on revenues and cash from operating activities.

We manage exposure to these risks by allocating deliveries to multiple customers via multiple pipelines, however, pipeline choices are limited. We also maintain knowledge of the infrastructure operational issues and expansion proposals through industry organizations in order to assess and respond to delivery risks. In addition, Canadian Oil Sands is actively pursuing access to crude oil storage as a means of dealing with short-term restrictions on pipeline capacity.

Environmental Risk

We are exposed to the risk of a negative impact of Syncrude's operations on the environment. Syncrude's commitment to its objectives of operational, environmental and social excellence targets global best practices and is aligned with the mitigation of environmental impacts. The Syncrude facility incorporates technologies to reduce emissions, improve energy efficiency and upgrade the entire production stream to help refiners meet higher specifications for environmental and product quality.

The Syncrude operations involve use of water and the emission of greenhouse gases ("GHGs") so legislation that significantly restricts or penalizes current production levels would have a material impact on our operations. The costs of meeting such environmental thresholds would increase operating costs and/or capital costs and, as such, may impact the profitability of the operations.

Syncrude expects its efforts to reduce its energy consumption will contribute to lower carbon dioxide ("CO_2") emissions per barrel of SCO production. Total CO_2 emissions may, however, increase as production rises and the risk exists that these mitigation efforts will not meet societal expectations or environmental regulations.

Syncrude expects to reduce total SO_2 emissions by up to 60 percent from today's approved Alberta Environmental regulatory levels of 245 tonnes per day. Syncrude also expects to reduce other emissions, such as particulate matter and metals, through investments in sulphur reduction technology. As part of the Stage 3 expansion, Syncrude equipped its third fluid coker with a flue gas desulphurizer that captures SO_2. In addition, Syncrude has an agreement in place to provide the sulphur from the desulphurization unit to a third party for use in the manufacture of ammonium sulphate fertilizer. Syncrude has also initiated the SER project, which is expected to significantly reduce total SO_2 and other emissions such as particulate matter and metals. It will involve retrofitting sulphur reduction technology into the operation of Syncrude's original two Base Plant cokers. Procurement and construction expenditures are scheduled for the next three years. The resulting SO_2 emissions are also expected to be below new maximum emission levels that will take effect following the completion of the SER project.

Syncrude produces and stores significant amounts of sulphur in inventory blocks at its plant site as there has historically been a limited market for the sulphur. There can be no assurance that future environmental regulations pertaining to the use, storage, handling and/or sale of sulphur will not adversely impact the unit costs of production of our SCO. Syncrude is exploring the ability to store sulphur blocks underground. Initial information indicates that this may be a viable and environmentally-friendly solution for dealing with the excess sulphur. Syncrude continues to research alternatives for addressing this issue, which also affects other sulphur producers in the petroleum industry.



Aswin Patel
Manager, Operations

In 2005 the Trust entered an agreement with a major sulphur marketer to sell our share of Syncrude's sulphur production. The agreement provided for the sale of sulphur once certain port infrastructure was constructed, if the price exceeded an established minimum plant gate price. The construction of port infrastructure has been delayed pending approvals and project support. Sales under this contract may begin in 2009 if the buyer proceeds with the construction of the port infrastructure later this year. In the meantime, interim sales are also occurring from time to time for smaller volumes of sulphur.

Syncrude owners are liable for their share of ongoing environmental obligations for the ultimate reclamation of the Syncrude Project. We are currently funding our share of Syncrude's ongoing environmental obligations through cash from operating activities. Each of the Syncrude owners has directly posted letters of credit with the Province of Alberta to secure the ultimate mining reclamation obligations, of which Canadian Oil Sands' share was approximately $61 million as at December 31, 2007. In addition to the letters of credit, Canadian Oil Sands maintains a reclamation trust fund to help meet this future reclamation liability.

In 2007 we contributed approximately $7 million, including earned interest, versus approximately $5 million in 2006 to our reclamation trust account, resulting in a December 31, 2007 ending balance of approximately $37 million. The funding requirement of the reclamation trust is more fully described in Note 13 to the audited Consolidated Financial Statements.



Stephania Luciuk
Legal Counsel

A number of environmental regulations focus on limiting the emissions of gases and other substances from the Syncrude operations. In 2007 Bill 3, the Alberta government's legislation to reduce GHG emission intensity, came into effect. The legislation requires that facilities emitting more than 100,000 tonnes of GHGs per year ("Large Emitters") must reduce their emissions intensity by 12 percent over the average emissions intensity levels of 2003, 2004 and 2005. If the emissions intensity target is not met through improvements in operations, compliance tools include: per tonne payments into the climate change and emissions management fund; purchase of Alberta-based offsets; or purchase of emission performance credits from a different Alberta facility. The charge payable to the fund is $15 per tonne for every tonne not meeting the 12 percent reduction target, beginning July 1, 2007. These payments will be deposited into an Alberta-based technology fund for developing infrastructure to reduce emissions or support research into climate change solutions.

In the last six months of 2007 Syncrude accrued approximately $0.19 per barrel for compliance with the Alberta government's Bill 3 legislation, which is reflected in the Trust's operating costs. The cost estimate remains preliminary pending Syncrude's actual CO_2 emission intensity measurements, clarification from the Alberta government regarding details of the implementation of the legislation, and the calculation of the base-line emissions target. No cost estimates are available yet for future years.

On April 27, 2007 the federal government released the Regulatory Framework for Air Emissions (the "Framework") which also sets out new GHG and air pollutant emission reduction targets. The Framework establishes an emission-intensity reduction target for existing facilities of six percent per year to 2010, resulting in an initial enforceable reduction of 18 percent from 2006 emission-intensity levels starting in 2010. Every year thereafter, a two percent continuous emission-intensity improvement will be required. In addition to GHGs, the Framework also contemplates reductions in air pollutants such as nitrogen oxides, sulphur oxides, volatile organic compounds, and particulate matter post-2012. Compliance with the new requirements would allow contribution to a technology fund until 2017 at a rate of $15 per tonne from 2010 to 2012, increasing to $20 per tonne and escalating by the rate of GDP growth from 2013 to 2017. Compliance for GHG reductions can be met through contributions to the technology fund of up to 70 percent in 2010 declining to 10 percent by 2017. After 2017, contributions to the technology fund are no longer allowed for meeting GHG reductions but an emissions trading market is envisioned.

The federal government's Framework formed the basis for public consultations, with draft regulations anticipated to be released in spring 2008. Specifics regarding implementation of the Framework and harmonization between the Framework and Alberta's Bill 3 remain unresolved, making it difficult for Canadian Oil Sands to provide an accurate estimate of the cost impact for compliance with the proposed federal regulations. However, the Framework is a challenging plan that could have a significant adverse effect on operating costs and/or require significant capital investment.

American legal and regulatory regimes regarding emissions and environmental protection may also impact the Trust. Environmental legislation in importing jurisdictions in the U.S. may directly affect costs associated with sales of Syncrude production in those jurisdictions. For example, legislation regulating carbon fuel standards in California and other states could result in increased costs to the Trust, if purchases of emission permits or credits are required in order to conduct sales in those jurisdictions. The legal and regulatory regimes applicable to American refineries may also have significant, indirect consequences on Canadian Oil Sands' marketing of Syncrude products to the extent that the capacity of refining companies to handle Syncrude products is negatively impacted.



Marie Fenez
Executive Assistant, President's Office

There are also various consultation processes underway by the Province of Alberta with regard to water usage in the oil and gas industry and the oil sands sector in particular. Again, as no conclusions or recommendations have been issued by such regulatory review body, we cannot assess the impact of any such proposals on our operations. Syncrude currently operates well within its water license limits and recycles approximately 85 percent of its water usage.

Regulations

The Syncrude Project's operations are subject to extensive Canadian federal, provincial and local laws and regulations governing exploration, development, transportation, production, exports, occupational health, protection and reclamation of the environment, safety and other matters. We currently believe that Syncrude is in substantial compliance with all applicable laws and regulations. Historically, Syncrude has achieved very good safety performance in both the construction and operational aspects at the plant. Additionally, Syncrude has historically obtained renewals of its licenses and permits. While there can be no assurance that government approvals required for certain licenses and permits will be provided, we do not believe that there are any significant issues pending with governmental authorities that would cause Syncrude to lose its rights. In particular, the approval granted by the Alberta Energy and Utilities Board for the Syncrude facility does not expire until December 31, 2035 and is expected to be further extended upon application to the relevant regulatory authorities at that time.



Ida Morros
Assistant to the CFO and the General Counsel and Corporate Secretary

Syncrude's closure and reclamation plan, and thus its EUB approval, depends on the use of consolidated tails ("CT") technology to manage tailings fluids and solids associated with bitumen production. As this technology is continually being refined, there is an inherent risk that the CT technologies used by Syncrude and most other oil sands producers may not be as effective as desired or perform as required in order to meet the approved closure and reclamation plan. While Syncrude continues to develop CT technologies and investigate alternative tailings management technologies, there is a risk of increased costs to develop and implement various measures and the potential for tailings specific regulatory approval conditions to be attached to future regulatory applications and/or renewals.

Foreign ownership

Under current legislation, mutual fund trusts must be established "primarily for the benefit of Canadians". Historically, the federal government has taken this to mean that not more than 50 percent of Unitholders can be non-Canadian residents. While some royalty trusts rely upon specific tax language which provides a "technical exception" to this provision, the basis upon which Canadian Oil Sands Trust was established in 1995 does not fit within such technical language. The Trust Indenture, under which the Trust was created, provides that no more than 49 percent of the Units of the Trust can be held by non-Canadian residents. Depending upon the nature of the Trust's operations at the time, the potential impact of exceeding this threshold may be the loss of mutual fund trust status to the Trust, which may significantly adversely impact the valuation of the Units. As such, the Trust continues to monitor, to the extent possible given the practical limitations regarding beneficial ownership information, the level of non-Canadian resident Unitholders. To the best of our knowledge, the Trust has always had less than 50 percent non-Canadian resident Unitholders.

The Trust uses declarations from Unitholders and, occasionally, geographical searches to estimate the level of Canadian and non-Canadian resident Unitholders of the Trust at certain periods throughout the year. While the Trust believes that these results are reasonable estimations at the time that they are provided, the inability of all public issuers to obtain the residency information of its beneficial holders means that issuers are reliant upon the information provided to the transfer agent. As a result, the residency information is subject to the accuracy provided by third-party data and by information system limitations. Accordingly, the reported level of Canadian ownership is subject to these limitations and the level of Canadian ownership may change at any time without notice and without our knowledge.

Based on account data at February 12, 2008 Canadian Oil Sands estimates that approximately 32 percent of our Units are held by non-Canadian residents with the remaining 68 percent being held by Canadian residents.

As part of Canadian Oil Sands' assessment of the proposed changes to the taxation of income trusts announced by the federal government on October 31, 2006, the Board of Directors may reconsider the foreign ownership restrictions in light of the proposed taxation changes. If the result of the proposed tax legislation is to tax an income trust similar to a corporation, then Canadian Oil Sands believes the federal government should also provide changes to the foreign ownership restrictions as no such restrictions exist for corporations. Further clarity on this issue is required from the federal government before Canadian Oil Sands can determine the best course of action for its Unitholders should this ownership limitation arise when the proposed tax change is in effect.

Change to the Crown Royalty Regime

Changes to the Crown royalty regime by the Alberta government can have a material and adverse impact on the Trust's net income and cash from operating activities, and ultimately its Unitholder distributions.

During 2007 the Alberta government announced that it plans to introduce new Crown royalty terms, effective January 1, 2009, for the Alberta oil and gas sector. The new royalty regime for oil sands projects is to be based on a sliding scale royalty rate that responds to WTI price levels. The pre-payout rate is proposed to start at one percent of revenue and increase for every dollar oil is priced above $55 per barrel, to a maximum of nine percent of revenue when oil is priced at $120 per barrel or higher. The net royalty applied post-payout will start at 25 percent of net revenue and increase for every dollar oil is priced above $55 per barrel up to a maximum of 40 percent of net revenue when oil reaches $120 per barrel or higher.

The Syncrude Joint Venture owners have a Crown Agreement with the Alberta government that codifies the current royalty terms of 25 percent of net SCO revenues to December 31, 2015. The Agreement also provides Syncrude with the option to convert to a bitumen-based royalty, consistent with the rest of the industry, prior to 2010. Canadian Oil Sands, as one of the Syncrude owners, is currently in discussions with the Alberta government regarding both the conversion to a bitumen-based royalty and an equitable solution to offset Syncrude's transition to the higher generic royalty rate prior to 2016. Canadian Oil Sands is of the view that any transition to the new generic royalty terms must recognize our legal rights to the embedded value in Syncrude's contract with the government. The Crown has stated, however, that in the event agreement cannot be reached, the government will take other measures to ensure a level playing field for all industry stakeholders.

Canadian Oil Sands is willing to negotiate with the Alberta government in good faith in respect to both a bitumen-based royalty plus an equitable solution to offset a potential conversion to the new royalty regime prior to 2016, as long as our legal rights are protected. Until uncertainties regarding the new regime and associated economic issues are resolved, Canadian Oil Sands cannot fully assess the long-term impacts on the Syncrude Project's royalty expense.

Changes to Tax Legislation

Tax changes enacted by the federal or provincial government can have a material impact on Unitholder distributions. Of specific note is the new federal tax on certain distributions from existing income and royalty trusts effective in 2011. This new tax will ultimately have a material adverse impact on the cash available for distributions to Unitholders after the transition period in 2011. In response to these changes, and based on current expectations, Canadian Oil Sands will most likely convert to a corporation. We will also consider other options that may emerge based on further information from the federal government regarding transition rules. Implications of pending changes are difficult to evaluate without further clarification from the federal government and no assurance can be provided regarding the outcome of the transition.

2008 Outlook

Syncrude's 2008 annual production is estimated to total 115 million barrels with a range of 110 to 120 million barrels (net to the Trust, equivalent to 42 million barrels with a range of 40 to 44 million barrels). The single point production estimate incorporates Syncrude's extensive 2008 maintenance program, an allowance for unplanned outages and recognition that Syncrude is still working to establish reliable Stage 3 design rates. During 2008 Syncrude plans to perform turnarounds of Coker 8-1 in the second quarter and Coker 8-2 in the third quarter as well as associated maintenance work on other units. The production range reflects our current best estimate of the upside and downside in volumes Syncrude could experience, depending on operational reliability, in 2008.

Purchased bitumen should not be required to reach the anticipated 2008 production target; however, Syncrude has decided to increase the flexibility in its SCO production by arranging for the purchase of incremental bitumen in 2008 in the event that internal bitumen supply shortfalls occur. During the year, productivity of the mining operations may be reduced due to maintenance or extreme weather conditions, resulting in temporary decreases of internally-produced bitumen. This additional purchased bitumen supply will support increased production during times when excess upgrading capacity is available. Syncrude is focused on improving reliability in the mining operations to meet the rising needs of the upgrader as we ramp up production to design capacity rates. We currently estimate imported bitumen volumes in 2008 will be less than five percent of total supply at Syncrude and therefore do not anticipate such purchases to have a material impact on Syncrude's production or our financial results.

We expect the Trust's revenues after crude oil purchases and transportation expense in 2008 to total $3.3 billion, based on an average WTI price of US$80 per barrel, an average foreign exchange rate of $1.00 US/Cdn, and an average SCO discount to Canadian dollar WTI of $2.50 per barrel. We are budgeting operating costs of $26.83 per barrel, which includes $6.48 per barrel for purchased energy based on an average AECO natural gas price of $7.00 per GJ for 2008. The Outlook for our 2008 operating expenses also reflects currently estimated repair costs of $50 million ($18 million, net to the Trust) for the damages incurred in the December 2007 fire. We anticipate Crown royalties expense to total $443 million, or $10.49 per barrel, in 2008.

We anticipate our cash from operating activities to total $1.6 billion, or $3.24 per Unit. We estimate our share of Syncrude's capital expenditures to total $279 million with approximately 82 percent of the 2008 capital expenditures directed to maintenance of operations and the remaining 18 percent to the SER project.

Distributions paid in 2008 are expected to be 100 percent taxable as other income. The actual taxability of the distributions will be determined and reported to Unitholders prior to the end of the first quarter of 2009.

Changes in certain factors and market conditions could potentially impact Canadian Oil Sands' Outlook. The following table provides a sensitivity analysis of the key factors affecting the Trust's cash from operating activities. In addition to the factors described in the table, the supply/demand equation and pipeline access for synthetic crude oil in the North American markets could also impact the price differential for SCO relative to crude benchmarks but these factors are difficult to predict.

2008 Outlook Sensitivity Analysis

		Cash from Operating Activities Increase	
Variable [1]	Annual Sensitivity	$ millions	$ per Trust Unit
Syncrude operating costs decrease	C$1.00/bbl	32	0.07
Syncrude operating costs decrease	C$50 million	14	0.03
WTI crude oil price increase	US$1.00/bbl	29	0.06
Syncrude production increase	2 million bbls	39	0.08
Canadian dollar weakening	US$0.01/C$	23	0.05
AECO natural gas price decrease	C$0.50/GJ	15	0.03

[1] *An opposite change in each of these variables will result in the opposite cash from operating activities impacts.*

Controls Environment

Management is responsible for establishing and maintaining adequate internal control over financial reporting. We have established disclosure controls and procedures, internal control over financial reporting and organization-wide policies to provide reasonable assurance that Canadian Oil Sands' consolidated financial position, results of operations and cash flows are presented fairly. Our disclosure controls and procedures are designed to provide reasonable assurance of the timely disclosure and communication of all material information.

We periodically review and update our internal control systems to reflect changes in our business environment. We did not materially change any of our internal controls during 2007.

All internal control systems, no matter how well designed, have inherent limitations. These systems therefore provide reasonable, but not absolute, assurance that financial information is accurate and complete.

Canadian Oil Sands, under the supervision and participation of management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures and the design of our internal control over financial reporting pursuant to Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings" as of December 31, 2007. In addition, although it was not required by the amended Multilateral Instrument 52-109, management has evaluated the effectiveness of internal control over financial reporting as of December 31, 2007 using criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on these evaluations, Canadian Oil Sands' management concluded that:



Aysha McKinnon
Administrative Assistant to the COO and Executive V.P.

- Our disclosure controls and procedures were effective as of December 31, 2007 to provide reasonable assurance that material information is recorded, processed, summarized and reported within the time periods specified by the applicable Canadian securities regulators. Furthermore, our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed under applicable Canadian securities regulation is communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure; and
- Our internal control over financial reporting as of December 31, 2007 was designed and operated effectively to provide reasonable assurance regarding the reliability of financial reporting.

PricewaterhouseCoopers LLP, our auditors, have expressed an unqualified opinion on the effectiveness of Canadian Oil Sands' internal control over financial reporting as of December 31, 2007, as stated in their report which appears herein.

management's report

Financial Information

Management is responsible for the information contained in this annual report. The Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles, and include amounts based on management's informed judgments and estimates. Where alternative accounting methods exist, management has chosen those that it deems to be the most appropriate based on Canadian Oil Sands' operations. The financial and operating information included in this annual report is consistent with that contained in the Consolidated Financial Statements in all material respects.

To assist management in fulfilling its responsibilities, systems of accounting, internal controls and disclosure controls are maintained to provide reasonable, but not absolute, assurance that financial information is reliable and accurate and that assets are adequately safeguarded. In addition, Canadian Oil Sands has in place a code of business conduct that applies to all of its employees and directors.

PricewaterhouseCoopers LLP, Chartered Accountants, appointed annually by the Unitholders to serve as Canadian Oil Sands' external auditors, were engaged to conduct an examination of the Consolidated Financial Statements in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States), and have expressed their opinion on these statements. Canadian Oil Sands also engages independent reserve evaluators to conduct independent evaluations of its crude oil reserves. The external auditors and reserve evaluators have unrestricted access to the management of Canadian Oil Sands, the Audit Committee, the Reserves, Marketing Operations, and Environmental, Health and Safety Committee and the Board of Directors.

The Board of Directors has appointed a six-person Audit Committee, consisting of directors who are neither employees nor officers of Canadian Oil Sands and all of whom are independent. It meets regularly with management and external auditors to discuss controls over the financial reporting process, auditing and other financial reporting matters. In addition, the Audit Committee recommends the appointment of Canadian Oil Sands' external auditors. The Audit Committee meets at least quarterly with management and the external auditors to review and approve interim financial statements prior to their release and recommends the audited annual financial statements to the Board of Directors for their approval. Annually, the Board reviews and approves Canadian Oil Sands' annual financial statements, Management's Discussion and Analysis, Annual Information Form, Management Information Circular, and annual reserves estimates. The Board of Directors has approved the annual Consolidated Financial Statements and the Management's Discussion and Analysis based on the recommendations of the Audit Committee.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of Canadian Oil Sands' internal control over financial reporting as of December 31, 2007 using criteria established in the *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Canadian Oil Sands' internal control over financial reporting was effective as of December 31, 2007.

PricewaterhouseCoopers LLP, our auditors, have audited the effectiveness of Canadian Oil Sands' internal control over financial reporting as of December 31, 2007 as stated in their report which appears herein.

Marcel R. Coutu
President & Chief Executive Officer

February 28, 2008

Ryan M. Kubik
Chief Financial Officer

February 28, 2008

independent auditors' report

To the Unitholders of Canadian Oil Sands Trust

We have completed integrated audits of the consolidated financial statements and internal control over financial reporting of Canadian Oil Sands Trust (the "Trust") as of December 31, 2007 and 2006. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of the Trust as at December 31, 2007 and December 31, 2006, and the related consolidated statements of income and comprehensive income, Unitholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Trust's financial statements as at December 31, 2007 and December 31, 2006 and for each of the years then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Trust as at December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited the Trust's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report. Our responsibility is to express an opinion on the effectiveness of the Trust's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

An entity's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on criteria established in *Internal Control – Integrated Framework* issued by the COSO.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta
February 28, 2008

consolidated statements of income and comprehensive income

For the years ended December 31 ($ millions, except per Trust Unit amounts)	2007	2006
Revenues	$ 3,633	$ 2,692
Crude oil purchases and transportation expense	(383)	(260)
	3,250	2,432
Expenses		
Operating	1,034	907
Non-production	63	70
Crown royalties *(Note 21)*	485	232
Administration	20	17
Insurance	8	6
Interest, net *(Note 17)*	85	98
Depreciation, depletion and accretion *(Note 8)*	351	255
Foreign exchange gain	(117)	(5)
	1,929	1,580
Earnings before taxes from continuing operations	1,321	852
Future income tax expense and other *(Note 14)*	579	17
Net income from continuing operations	742	835
Income (loss) from discontinued operations *(Note 6)*	1	(1)
Net income	743	834
Other comprehensive loss, net of income taxes		
Reclassification of derivative gains to net income *(Note 3)*	(6)	–
Comprehensive income	$ 737	$ 834
Weighted-average Trust Units *(millions)*	479	466
Trust Units, end of year *(millions)*	479	471
Net income per Trust Unit[1]:		
Basic *(Note 15(c))*	$ 1.55	$ 1.79
Diluted *(Note 15(c))*	$ 1.54	$ 1.78

See Notes to Consolidated Financial Statements.

[1] *Discontinued operations did not have a material impact on basic or diluted net income per Trust Unit.*

consolidated statements of unitholders' equity

For the years ended December 31 ($ millions)	2007	2006
Retained earnings		
Balance, beginning of year, as previously reported	$ 1,692	$ 1,370
Transition adjustment on adoption of Financial Instruments standards *(Note 3)*	(1)	-
Balance, beginning of year, adjusted	1,691	1,370
Net income	743	834
Unitholder distributions *(Note 18)*	(791)	(512)
Balance, end of year	1,643	1,692
Accumulated other comprehensive income		
Balance, beginning of year	-	-
Transition adjustment on adoption of Financial Instruments standards, net of income taxes *(Note 3)*	30	-
Other comprehensive loss, net of income taxes	(6)	-
Balance, end of year	24	-
Unitholders' capital		
Balance, beginning of year	2,260	2,010
Issuance of Trust Units *(Note 15(a))*	240	250
Balance, end of year	2,500	2,260
Contributed surplus		
Balance, beginning of year	4	3
Stock-based compensation *(Note 16(a))*	1	1
Balance, end of year	5	4
Total Unitholders' equity	$ 4,172	$ 3,956

See Notes to Consolidated Financial Statements.

consolidated balance sheets

As at December 31 ($ millions)	2007	2006
Assets		
Current assets		
Cash and cash equivalents	$ 268	$ 353
Accounts receivable	379	244
Inventories *(Note 7)*	102	84
Prepaid expenses	6	7
	755	688
Property, plant and equipment, net *(Note 8)*	6,427	5,739
Other assets		
Goodwill *(Note 6)*	52	52
Assets held for sale *(Note 6)*	–	6
Reclamation trust *(Note 13)*	37	30
Deferred financing charges, net and other *(Note 3)*	–	17
	89	105
	$ 7,271	$ 6,532
Liabilities and Unitholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities *(Note 9)*	$ 289	$ 304
Current portion of employee future benefits *(Note 10)*	16	11
	305	315
Employee future benefits and other liabilities *(Note 10)*	128	100
Long-term debt *(Note 12)*	1,218	1,644
Asset retirement obligation *(Note 13)*	226	173
Deferred currency hedging gains *(Note 3)*	–	35
Future income taxes *(Note 14)*	1,222	309
	3,099	2,576
Unitholders' equity *(Note 15)*	4,172	3,956
	$ 7,271	$ 6,532

Commitments, Contingencies, and Guarantees *(Notes 22, 23 and 24, respectively)*

See Notes to Consolidated Financial Statements.

Approved by the Board of Directors

Director

Director

consolidated statements of cash flows

For the years ended December 31 ($ millions)	2007	2006
Cash from (used in) operating activities		
Net income	$ 743	$ 834
Items not requiring an outlay of cash		
Depreciation, depletion and accretion	351	255
Foreign exchange gain on long-term debt	(153)	(1)
Future income tax expense	578	18
Other	(3)	4
Net change in deferred items	26	10
Funds from operations	1,542	1,120
Change in non-cash working capital *(Note 25(a))*	(165)	22
Cash from operating activities	1,377	1,142
Cash from (used in) financing activities		
Repayment of medium term notes and Senior Notes *(Note 12)*	(272)	–
Net drawdown (repayment) of bank credit facilities *(Note 11)*	16	(92)
Unitholder distributions *(Note 18)*	(791)	(512)
Issuance of Trust Units *(Note 15(a))*	3	250
Cash used in financing activities	(1,044)	(354)
Cash from (used in) investing activities		
Capital expenditures	(183)	(300)
Acquisition of additional Syncrude working interest *(Note 5)*	(231)	–
Acquisition of Canadian Arctic Gas Ltd. *(Note 6)*	-	(199)
Disposition of properties *(Note 6)*	4	28
Reclamation trust funding	(7)	(5)
Change in non-cash working capital *(Note 25(a))*	(1)	(47)
Cash used in investing activities	(418)	(523)
Increase (decrease) in cash and cash equivalents	(85)	265
Cash and cash equivalents, beginning of year	353	88
Cash and cash equivalents, end of year	$ 268	$ 353
Cash and cash equivalents consist of:		
Cash	$ 4	$ 8
Short-term investments	264	345
	$ 268	$ 353

Supplementary Information *(Note 25(b))*

See Notes to Consolidated Financial Statements.

notes to consolidated financial statements

(Tabular amounts expressed in millions of Canadian dollars, except where otherwise noted.)

Note 1. Structure of Canadian Oil Sands Trust

Canadian Oil Sands Trust (the "Trust") is an open-ended investment trust formed under the laws of the Province of Alberta in October 1995 pursuant to a trust indenture ("Trust Indenture") that has since been amended and restated. Computershare Trust Company of Canada is appointed as Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders ("Unitholders") of the units ("Units") in the Trust.

Following the acquisition of an additional 1.25 percent interest on January 2, 2007, the Trust indirectly owned a 36.74 percent interest ("Working Interest") during 2007 (2006 – 35.49 percent) in the Syncrude Joint Venture ("Syncrude"). Syncrude is involved in the mining and upgrading of bitumen from oil sands in Northern Alberta and operated by Syncrude Canada Ltd. ("Syncrude Canada").

Note 2. Summary of Accounting Policies

Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("GAAP") and include the accounts of the Trust and its subsidiaries (collectively, "Canadian Oil Sands"). The activities of Syncrude are conducted jointly with others and, accordingly, these financial statements reflect only Canadian Oil Sands' proportionate interest in such activities, which include the production, operating costs, non-production costs, Crown royalty expenses, property, plant and equipment capital expenditures, inventories, employee future benefits and other liabilities, asset retirement obligation, and associated amounts payable and receivable. Substantially all operations of Canadian Oil Sands are carried out through the joint venture.

Cash and Cash Equivalents

Investments with maturities of less than 90 days at purchase are considered to be cash equivalents and are recorded at cost, which approximates fair value.

Property, Plant and Equipment

Property, plant and equipment ("PP&E") include oil sands assets and varying interests in natural gas licenses located in the Arctic Islands in Northern Canada (the "Arctic assets"). The oil sands assets are recorded at cost and include the costs of acquiring the Working Interest and subsequent additions to PP&E, which include those costs that are directly related to the exploration, development and construction of oil sands projects. Also included in the oil sands assets is the estimated fair value of Canadian Oil Sands' asset retirement obligation (Note 13). Overburden removal, turnaround costs, repairs and maintenance are expensed in the period incurred.

Oil sands assets are depreciated and depleted using the unit-of-production method based on estimated proved plus probable reserves. For purposes of the depreciation and depletion provision, capital costs include future development capital costs expected to be necessary in the mining, extraction and upgrading process to recover the estimated proved plus probable reserves.

An asset impairment test is applied to the oil sands assets to ensure that the capitalized costs, less the cost of unproved properties, do not exceed management's estimate of future undiscounted revenues from proved and probable reserves, less operating expenses, Crown royalties, future development capital costs and general and administrative expenses. If it is determined that the net recoverable amount is less than the net carrying amount, a write-down to the fair value is taken and charged to earnings in the period. The fair value is determined on a discounted cash flow basis. The Trust performs this test at least annually and whenever there is an indication that asset impairment has potentially occurred.

The Arctic assets are recorded at cost and include the costs of acquiring the varying interests in natural gas licenses located in the Arctic Islands in Northern Canada. The Arctic assets are not amortized as they are not yet developed. A test for impairment of the Arctic assets is performed at least annually or sooner if events or changes in circumstances indicate that their carrying amount may not be recoverable. If it is determined that the net recoverable amount is less than the net carrying amount, a write-down to the fair value is taken and charged to earnings in the period.

Goodwill

Goodwill is recorded at cost and represents the excess of the purchase price over the accounting fair value of the identifiable assets and liabilities acquired in a business combination. Goodwill is tested annually for impairment, or when events or changes in circumstances indicate that its carrying amount may not be recoverable. If it is determined that the net recoverable amount of the underlying assets that gave rise to the goodwill is less than the net carrying amount of such assets, a write-down to the fair value of goodwill is taken and charged to earnings in the period.

Inventories

Product inventories are valued at the lower of the average cost of production for the period and their net realizable value. Materials and supplies inventories are valued at the lower of average cost and replacement cost.

Asset Retirement Obligation

The estimated fair value of the Trust's 36.74 percent (2006 – 35.49 percent) share of Syncrude's retirement obligations pertaining to PP&E is recognized on the Trust's Consolidated Balance Sheet. Syncrude's reclamation obligations relate to the site restoration of each mine site. The discounted full amount of the liability is recorded upon initial land disturbance or when a reasonable estimate of the fair value of the reclamation expenditures can be determined. The fair value is determined by estimating the timing and amounts of the future reclamation expenditures, and discounting the expenditures using a credit-adjusted risk free rate applicable to the Trust. The asset retirement cost is equal to the estimated fair value of the asset retirement obligation and is capitalized as part of the Trust's PP&E. Asset retirement costs are depreciated using the unit-of-production method. The obligation is accreted based on the Trust's credit-adjusted risk-free rate. The depreciation expense and accretion expense are reflected in the Trust's depreciation, depletion and accretion ("DD&A") expense in consolidated net income.

Actual reclamation costs are charged against the accumulated obligation when incurred.

Revenue Recognition

Revenues from the sale of synthetic crude oil and other products are recorded when title passes from Canadian Oil Sands to a third party. Revenues are recorded inclusive of hedging gains and losses, if any, from foreign currency exchange rate and crude oil hedge contracts.

Employee Future Benefits

Canadian Oil Sands accrues its proportionate share of obligations as a joint venture owner in respect of Syncrude Canada's employee benefit plans and the related costs, net of plan assets. The cost of employee pension and other retirement benefits is actuarially determined using the projected benefit method based on length of service and reflects Canadian Oil Sands' best estimate of the expected performance of the plan investment, salary escalation factors, retirement ages of employees and future health care costs. The expected return on plan assets is based on the fair value of those assets. Past service costs from plan amendments are amortized on a straight-line basis over the estimated average remaining service life of active employees ("EARSL") at the date of amendment. The excess of any net actuarial gain or loss exceeding 10 percent of the greater of the benefit obligation and fair value of the plan assets is amortized over the EARSL (Note 10(a)).

Future Income Taxes

Canadian Oil Sands follows the liability method of accounting for income taxes. Under this method, future income taxes are calculated as the difference between the accounting and income tax basis of an asset or liability, referred to as temporary differences, tax effected using substantively enacted or enacted income tax rates expected to be in effect when such temporary differences reverse. Future income tax balances recorded on the Consolidated Balance Sheet are adjusted to reflect changes in temporary differences and income tax rates with the adjustments being recognized in net income in the period that the changes occur.

Non-Monetary Transactions

Canadian Oil Sands exchanges crude oil batches with third parties in the normal course of operations. These transactions lack commercial substance and are therefore recorded at carrying value without the recognition of a gain or loss.

Stock-based Compensation

Canadian Oil Sands recognizes stock-based compensation expense in its Consolidated Statement of Income and Comprehensive Income for all Unit options ("options") granted with a corresponding increase to contributed surplus in Unitholders' Equity. Canadian Oil Sands determines compensation expense based on the estimated fair values of the options at the time of grant, the cost of which is recognized in net income over the vesting periods of the options.

Canadian Oil Sands also recognizes stock-based compensation expense related to its performance units ("PUPs"), which are awards granted to Canadian Oil Sands officers, other select employees and consultants under Canadian Oil Sands' performance unit incentive plan. Canadian Oil Sands determines compensation expense based on the estimated fair values of the PUPs, the cost of which is recognized in net income over the vesting periods of the PUPs.

As an owner in the Syncrude Joint Venture, Canadian Oil Sands also records its share of costs for Syncrude Canada's stock-based compensation programs. Syncrude Canada's programs include incentive phantom share units ("phantom units") and incentive restricted share units ("restricted units"), both of which require settlement by cash payments. Compensation expense for the phantom units and restricted units is recognized over the shorter of the normal vesting period and the period to eligible retirement if vesting is accelerated on retirement. Canadian Oil Sands' share of the change in the fair values of the vested phantom units and restricted units, which are based on market-related values of various Syncrude owners' shares/units at period ends, is recognized in operating expense in the year the change occurs.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the end of the period, with the resulting gain or loss recorded in the Consolidated Statement of Income and Comprehensive Income. Non-monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at historical exchange rates. Revenues and expenses are translated into Canadian dollars at average exchange rates. Translation gains and losses on U.S. dollar denominated long-term debt are recorded as unrealized and excluded from cash from operating activities until repayment of the debt obligations, at which time, a realized foreign exchange gain or loss is recorded. All other translation gains and losses, which relate to the translation of foreign currency denominated cash, accounts receivable and accounts payable and accrued liabilities, are classified as realized.

Net Income per Trust Unit

Canadian Oil Sands applies the treasury stock method to determine the dilutive impact, if any, of options assuming they were exercised in a reporting period. The treasury stock method assumes that all proceeds received by the Trust when options are exercised would be used to purchase Units at the average market price during the period.

Measurement Uncertainty

The preparation of the consolidated financial statements under Canadian GAAP requires management to make estimates and assumptions for many financial statement items based on its best estimate and judgment. Significant judgments and estimates relate to depreciation, depletion, the impairment test and asset retirement obligation costs as they are based on reserve engineering studies, environmental studies, new mine plans and future price and cost estimates, which by their nature, are subjective and contain measurement uncertainty. Based on the December 31, 2007 independent reserve report and expected 2008 Syncrude production, of which actual 2008 production may vary based on Syncrude's operational performance, Canadian Oil Sands anticipates its 2008 depreciation and depletion ("D&D") expense to increase to approximately $470 million, or $11 per barrel, from $340 million, or $8.31 per barrel in 2007, mainly due to higher reserve report estimates of future development costs. Canadian Oil Sands also anticipates the upward cost trend to continue in 2008 regarding its asset retirement obligation costs, reflecting continuing changes in government regulations and inflationary cost pressures in the Fort McMurray area; however, the associated impact on the Trust's asset retirement obligation cannot be reasonably estimated at this time.

The values of pension and other benefit plan accrued obligations and plan assets and the amount of pension cost charged to net income depend on certain actuarial and economic assumptions, which by their nature are subject to measurement uncertainty. The calculation of future income tax is based on assumptions, which are subject to uncertainty as to the timing and at which tax rates temporary differences are expected to reverse. Uncertainties related to various income tax positions exist because the timing of resolution and the impact on tax pool balances are not currently determinable. Accordingly, actual results may differ from all of these estimated amounts as future events occur.

Note 3. Changes in Accounting Policies

a) Financial Instruments

Effective January 1, 2007 Canadian Oil Sands adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") related to the new financial instruments accounting framework, which encompasses the following new CICA Handbook sections: 3855 *Financial Instruments – Recognition and Measurement*, and 1530 *Comprehensive Income*. The CICA Handbook section 3865 *Hedges* was effective January 1, 2007, however, Canadian Oil Sands elected not to apply hedge accounting on existing financial instruments on a go-forward basis, and, therefore, only applied the transitional provisions of this Handbook section. The CICA also issued Handbook sections 3862 *Financial Instruments – Disclosures* and 3863 *Financial Instruments – Presentation*, which are effective for the Trust beginning January 1, 2008, and encouraged early adoption. Accordingly, the provisions have been adopted early and included in these financial statements.

These new Handbook sections provide comprehensive requirements for the recognition, measurement and disclosure of financial instruments, and introduce a new component of equity referred to as accumulated other comprehensive income ("AOCI"). In accordance with the transitional provisions of all of the new sections, the comparative consolidated financial statements have not been restated.

Under these new standards, all financial instruments are recognized on the Trust's Consolidated Balance Sheet. Held-for-trading financial instruments are measured at fair value with unrealized gains and losses reported in net income. Available-for-sale financial instruments are measured at fair value with unrealized gains and losses reported in other comprehensive income, which is defined below. Other financial liabilities and loans and receivables are measured at amortized cost using the effective interest rate method. Transaction costs are added to the amount of the associated financial instrument and amortized accordingly using the effective interest rate method.

Several adjustments to the Trust's consolidated financial statements were required upon transition to the new financial instruments framework. These changes included the following:

Deferred Currency Hedging Gains

In 1996 Canadian Oil Sands entered into currency hedging contracts to fix the exchange rate in future years. During 1999 Canadian Oil Sands unwound various positions and exchanged the resulting gains for adjustments to other existing currency contracts. These gains were deferred and as at December 31, 2006, the remaining cumulative deferral of the unrecognized gains was $35 million. Prior to the adoption of the new standards, the remaining deferral was to be recognized as revenue over the period 2007 to 2016 as this is when the initial hedging contracts would have expired had they not been unwound.

On transition, the deferred currency hedging gains of $35 million were reclassified to opening AOCI. The related future income tax asset of $10 million was reclassified from Canadian Oil Sands' future income tax liability to AOCI. The deferred gains included in AOCI are amortized on a straight-line basis into net income and recorded as currency hedging gains in the Trust's revenues until 2016, with a corresponding decrease to other comprehensive income, net of future income taxes.

Long-term Debt and Deferred Financing Charges

Prior to the adoption of the new standards, the Trust's long-term debt was recorded at cost. The related transaction costs were included in "Deferred financing charges, net and other" on the Trust's Consolidated Balance Sheet, and recognized in net income over the life of the debt.

Under the transitional provisions of Handbook section 3855 *Financial Instruments – Recognition and Measurement*, the Trust's long-term debt is now recorded at amortized cost using the effective interest rate method. The related financing charges have been included in the cost of the long-term debt. As a result of these changes, "Deferred financing charges, net and other" of $16 million, which was previously recorded as an asset of the Trust, was reclassified to "Long-term debt" on the Consolidated Balance Sheet, and $1 million was recorded as a decrease to January 1, 2007 retained earnings.

Determination of Fair Value

The fair value of the Trust's long-term debt is determined based on market price indications. In fair valuing its derivatives, the Trust utilizes a valuation technique using available market prices.

Comprehensive Income

The Consolidated Statement of Income and Comprehensive Income includes a new line item for comprehensive income that includes both net income and other comprehensive income ("OCI"). OCI includes recognition of unrealized gains and losses on derivatives and realized hedging gains that were previously deferred, net of the related future income tax on those items.

b) Capital Disclosures

The CICA issued an additional new accounting standard, Section 1535 *Capital Disclosures* that requires both qualitative and quantitative disclosures to provide users of financial statements with information to evaluate the entity's objectives, policies and processes for managing capital. This new section is effective for the Trust beginning January 1, 2008 but earlier adoption is encouraged. Accordingly, the provisions have been adopted early and included in these financial statements.

c) Accounting Changes

Effective January 1, 2007 Canadian Oil Sands adopted the CICA's revisions to Handbook Section 1506 *Accounting Changes.* Pursuant to the revisions, in 2007 the Trust provided disclosure of the expected effects on its financial statements of relevant future new sources of GAAP that have been issued by the CICA but are not yet effective or applied by the Trust. The other revisions to Section 1506 are intended to enhance the information provided to financial statement users regarding effects of changes in accounting policies, changes in estimates and errors. The Trust did not have any material changes in estimates or errors in 2007.

Note 4. Future Changes in Accounting Policies

In June 2007 the CICA issued a new accounting standard – Section 3031 *Inventories*, which replaces the existing standard for inventories, Section 3030. The main features of the new Section are as follows:

- Measurement of inventories at the lower of cost and net realizable value;
- Consistent use of either first-in, first-out or a weighted-average cost formula to measure cost; and
- Reversal of previous net realizable value write-downs when there is a subsequent increase to the value of inventories.

The new Section is effective for the Trust beginning January 1, 2008. Application of the new Section is not expected to have an impact on the financial statements.

Note 5. Acquisition of Additional Syncrude Working Interest

On January 2, 2007 a subsidiary of the Trust closed an acquisition with Talisman Energy Inc. ("Talisman") to purchase an additional 1.25 percent indirect working interest in Syncrude for total consideration of $476 million ($468 million net of $8 million cash acquired), including acquisition-related costs of approximately $1 million. The transaction price was comprised of $238 million in cash and 8,189,655 Units issued from treasury with an approximate value at the time of entering the acquisition agreement of $29 per Unit.

The acquisition has been accounted for as a purchase of assets in accordance with GAAP. The Trust has allocated the purchase price based on fair values to the assets and liabilities as follows:

Net Assets and Liabilities Assumed	
Property, plant and equipment	$ 668
Cash	8
Working capital	1
Employee future benefits and other liabilities	(8)
Asset retirement obligation	(6)
Future income taxes	(187)
	$ 476
Consideration	
Cash	$ 238
Issuance of Trust Units	237
Acquisition costs	1
	$ 476

The additional 1.25 percent working interest Canadian Oil Sands acquired was held in a partnership owned by Talisman and a subsidiary of the Trust. Immediately following Canadian Oil Sands' acquisition of Talisman's interest in the partnership, the partnership was dissolved. The dissolution resulted in an adjustment that increased Canadian Oil Sands' future income tax liability by $140 million and correspondingly increased its property, plant and equipment on the Consolidated Balance Sheet. This increase was accounted for prospectively.

Note 6. Acquisition of Canadian Arctic Gas Ltd. and Disposition of Certain Related Properties

In 2006 Canadian Oil Sands acquired the common shares of Canada Southern Petroleum Ltd. ("Canada Southern") through multiple share purchase transactions for US$13.10 per share, for total consideration of approximately C$223 million ($199 million net of $24 million cash acquired), including acquisition-related costs of approximately $2 million. Concurrent with the final purchase of shares in October 2006, Canada Southern was amalgamated with another two subsidiaries of Canadian Oil Sands to form Canadian Arctic Gas Ltd. ("Canadian Arctic").

The acquisition was accounted for as a business purchase between arms length parties, in accordance with GAAP. The total purchase price was allocated based on fair values to the assets and liabilities on the Trust's 2006 Consolidated Balance Sheet as follows:

Net Assets and Liabilities Assumed	
Property, plant and equipment	$ 165
Cash	24
Goodwill[1]	52
Assets held for sale[2]	34
Future income taxes	(52)
	$ 223
Consideration	
Cash	$ 221
Acquisition costs	2
	$ 223

[1] *Goodwill is entirely due to the temporary differences created between the tax basis of the Arctic assets compared to the fair value of such assets. Goodwill is not subject to amortization but is tested annually for impairment and more frequently if events or circumstances arise that could result in impairment.*

[2] *Assets held for sale include $35 million of oil and gas properties and equipment, working capital of $3 million, less asset retirement obligations of $3 million and estimated costs to sell the properties of $1 million.*

Canadian Oil Sands disposed of the conventional oil and gas exploration and development properties in 2006 and 2007. The sales did not result in a material gain or loss in either year as the carrying values approximated the consideration received. These properties did not generate material revenue or pre-tax earnings in the periods that Canadian Oil Sands owned them prior to disposal, as reflected in "Income (loss) from discontinued operations" on the Consolidated Statement of Income and Comprehensive Income.

Canadian Oil Sands continues to hold the Arctic assets that were acquired with the purchase of Canadian Arctic.

Note 7. Inventories

	2007	2006
Materials and supplies	$ 69	$ 64
Product and linefill	33	20
	$ 102	$ 84

Note 8. Property, Plant and Equipment, Net

December 31, 2007	Cost	Accumulated Depreciation and Depletion	Net Book Value
Oil sands assets	$ 7,662	$ 1,400	$ 6,262
Arctic assets	165	–	165
	$ 7,827	$ 1,400	$ 6,427
December 31, 2006			
Oil sands assets	$ 6,633	$ 1,059	$ 5,574
Arctic assets	165	–	165
	$ 6,798	$ 1,059	$ 5,739

The net book value of the Arctic assets is not being amortized as the related properties have not yet been developed.

Total DD&A expense is comprised of the following amounts for the year ended December 31:

	2007	2006
Depreciation and depletion expense	$ 340	$ 246
Accretion expense	11	9
	$ 351	$ 255

Note 9. Accounts Payable and Accrued Liabilities

	2007	2006
Due to Syncrude Joint Venture/Syncrude Canada Ltd.[1]	$ 225	$ 241
Accrued liabilities	42	33
Interest payable	22	30
	$ 289	$ 304

[1] *Typically includes commercial trade payables and Crown royalties payable.*

Note 10. Employee Future Benefits and Other Liabilities

	2007	2006
Employee future benefits *(a)*	$ 113	$ 108
Accrued variable compensation and other *(b)*	56	62
	169	170
Less current portion comprised of:		
Employee future benefits	(16)	(11)
Accrued variable compensation and other (included in accounts payable and accrued liabilities)	(25)	(59)
	$ 128	$ 100

a) Employee Future Benefits

Syncrude Canada has a defined benefit and two defined contribution plans providing pension benefits and other retirement and post-employment benefit ("OPEB") plans covering most of its employees. Other post-employment benefits include certain health care and life insurance benefits for retirees, their beneficiaries and covered dependants. The OPEB plan is not funded.

Defined Benefit Plan

Syncrude measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the pension plans for funding purposes was completed in 2007 and was as of December 31, 2006. The next required valuation will be as of December 31, 2009.

Canadian Oil Sands' share of Syncrude Canada's defined benefit plan accrued liability, based on its 36.74 percent ownership at December 31, 2007 (2006 – 35.49 percent) is comprised of its share of Syncrude Canada's accrued benefit obligation, partially offset by its share of Syncrude Canada's defined benefit plan assets as follows:

	Pension Benefit Plan		Other Post-Employment Benefits		Total	
	2007	2006	**2007**	2006	**2007**	2006
Accrued benefit obligation:						
Balance, beginning of year	**$ 533**	$ 498	**$ 39**	$ 37	**$ 572**	$ 535
Acquired [1]	**18**	–	**1**	–	**19**	–
Current service cost	**24**	21	**1**	1	**25**	22
Interest cost	**28**	25	**2**	2	**30**	27
Transferred in	**5**	5	**–**	–	**5**	5
Benefits paid	**(21)**	(16)	**(1)**	(1)	**(22)**	(17)
Actuarial loss (gain)	**(3)**	–	**8**	–	**5**	–
Balance, end of year	**$ 584**	$ 533	**$ 50**	$ 39	**$ 634**	$ 572
Fair value of plan assets:						
Actuarial fair value, beginning of year	**$ 339**	$ 287	**$ –**	$ –	**$ 339**	$ 287
Acquired [1]	**12**	–	**–**	–	**12**	–
Actual return on plan assets	**8**	41	**–**	–	**8**	41
Employer contributions	**30**	22	**–**	–	**30**	22
Contributions – transfers	**5**	5	**–**	–	**5**	5
Benefits paid	**(20)**	(16)	**–**	–	**(20)**	(16)
Actuarial fair value, end of year	**374**	339	**–**	–	**374**	339
Funded status, Plan deficit	**(210)**	(194)	**(50)**	(39)	**(260)**	(233)
Unamortized net actuarial loss [2]	**134**	120	**15**	6	**149**	126
Unamortized past service costs [2]	**–**	1	**(2)**	(2)	**(2)**	(1)
Accrued benefit liability	**$ (76)**	$ (73)	**$ (37)**	$ (35)	**$ (113)**	$ (108)

[1] *Canadian Oil Sands assumed the fair value of the accrued benefit obligation and plan assets related to the additional 1.25 percent working interest acquired on January 2, 2007.*

[2] *Amortized over the expected average remaining service lives of employees covered by the plan, which is generally 12 years.*

The asset allocation for Syncrude Canada's plan assets as of December 31 was as follows:

	Percentage of Plan Assets	
	2007	2006
Equity securities	**68**	70
Debt securities	**32**	30
	100	100

Elements of defined benefit costs recognized in the year:

	Pension Benefit Plan		Other Post-Employment Benefits		Total	
	2007	2006	2007	2006	2007	2006
Current service cost	$ 24	$ 21	$ 1	$ 1	$ 25	$ 22
Interest cost	28	25	2	2	30	27
Actual return on plan assets	(8)	(41)	–	–	(8)	(41)
Actuarial loss (gain)	(3)	–	8	–	5	–
Elements of employee future benefits costs before adjustments to recognize the long-term nature of employee future benefit costs	$ 41	$ 5	$ 11	$ 3	$ 52	$ 8
Adjustments to recognize the long-term nature of employee future benefit costs:						
Difference between expected return and actual return on plan assets	(23)	16	–	–	(23)	16
Difference between actuarial loss (gain) recognized for year and actual actuarial loss (gain) on accrued benefit obligation for year	9	8	(8)	–	1	8
	(14)	24	(8)	–	(22)	24
Defined benefit costs recognized in net income	$ 27	$ 29	$ 3	$ 3	$ 30	$ 32

Significant Assumptions

The significant assumptions adopted in measuring Syncrude Canada's accrued benefit obligations are as follows:

	Pension Benefit Plan		Other Post-Employment Benefits	
	2007	2006	2007	2006
Accrued benefit obligation as of December 31:				
Discount rate	5.25%	5.0%	5.25%	5.0%
Rate of compensation increase	5.0%	4.0%	5.0%	4.0%
Benefit costs for years ended December 31:				
Discount rate	5.0%	5.0%	5.0%	5.0%
Expected long-term rate of return on plan assets	8.5%	8.5%	N/A	N/A
Rate of compensation increase	5.0%	4.0%	5.0%	4.0%

For measurement purposes, a 10 percent annual rate of increase in the cost of supplemental health care benefits was assumed for 2007, 2008, and 2009 (2006 – nine percent), decreasing by 0.5 percent each year thereafter to a five percent ultimate rate in 2019. In addition, annual rate increases of three percent in Alberta health care premiums and four percent in dental rates were used in 2007 and 2006.

Sensitivity Analysis

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans under other post-employment benefits. A one percent increase in assumed health care cost trend rates would have increased the Trust's accrued benefit obligation by $6 million, and a similar decrease in rates would have decreased the Trust's obligation by $5 million. A one percent change in such rates would not have had a material impact on the Trust's current service and interest costs.

Defined Contribution Plans

Canadian Oil Sands' share of the total expense, based on its 36.74 percent (2006 – 35.49 percent) working interest for Syncrude Canada's defined contribution pension plans was approximately $2 million in each of 2007 and 2006.

Total Cash Payments

Canadian Oil Sands' share of Syncrude's total cash payments for employee future benefits for 2007, consisting of cash contributed by Syncrude Canada to its funded pension plans, cash to fund pension payments in excess of registered plan limits, cash payments directly to beneficiaries for its unfunded OPEB plans and cash contributed to its defined contribution plans, was $34 million (2006 – $26 million), based on its 36.74 percent (2006 – 35.49 percent) ownership.

b) Accrued Variable Compensation and Other

Syncrude Canada has short-term and long-term incentive plans that are cash settled. These plans include Syncrude Canada's employee retention program (Note 22(d)) and stock-based compensation plans (Note 16(b)). Accrued variable compensation and other consists primarily of the long-term portion of these plans. The accrued obligations for these plans are measured at their estimated fair values.

Note 11. Bank Credit Facilities

Extendible revolving term facility *(a)*	$ 40
Line of credit *(b)*	45
Operating credit facility *(c)*	800
	$ 885

Each of the credit facilities of Canadian Oil Sands Limited ("COSL"), the operating subsidiary of the Trust, is unsecured. These credit agreements contain typical covenants relating to the restriction on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business. In addition, Canadian Oil Sands has agreed to maintain its total debt-to-total book capitalization at an amount less than 60 percent, or 65 percent in certain circumstances involving acquisitions.

a) Extendible Revolving Term Facility

The $40 million extendible revolving term facility is a 364-day facility with a one-year term out, expiring April 24, 2008. This facility may be extended on an annual basis with the agreement of the bank. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

b) Line of Credit

The $45 million line of credit is a one-year revolving letter of credit facility. The amount of this facility was increased during 2007 to $45 million from $35 million. Letters of credit drawn on the facility mature April 30 each year and are automatically renewed, unless notification to cancel is provided by Canadian Oil Sands or the financial institution providing the facility at least 60 days prior to expiry. Letters of credit on this facility bear interest at a credit spread.

Letters of credit of approximately $61 million have been written against the extendible revolving term facility and line of credit, as disclosed in Note 24.

c) Operating Credit Facility

The $800 million operating credit facility is a five-year facility, expiring April 27, 2012. Amounts borrowed through this facility bear interest at a floating rate based on either prime interest rates or bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

As at December 31, 2007, a total of $16 million was drawn on this facility (2006 – $nil).

Note 12. Long-term Debt

	2007	2006
3.95% medium term notes due January 15, 2007 *(a)*	$ -	$ 175
Floating rate medium term notes due January 15, 2007 *(a)*	-	20
7.625% Senior Notes due May 15, 2007 *(b)*	-	81
5.75% medium term notes due April 9, 2008 *(c)*	149	150
5.55% medium term notes due June 29, 2009 *(d)*	200	200
4.8% Senior Notes due August 10, 2009 *(e)*	246	291
5.8% Senior Notes due August 15, 2013 *(f)*	293	350
7.9% Senior Notes due September 1, 2021 *(g)*	243	291
8.2% Senior Notes due April 1, 2027 *(h)*	71	86
Credit facilities drawn, excluding letters of credit *(Note 11)*	16	-
	$ 1,218	$ 1,644

In accordance with the CICA's new Handbook standards for financial instruments as adopted by Canadian Oil Sands on January 1, 2007, Canadian Oil Sands' long-term debt is recorded at amortized cost. Balances prior to January 1, 2007 have not been restated and therefore reflect historical cost.

All of Canadian Oil Sands' medium term notes and Senior Notes are unsecured, rank pari passu with other senior unsecured debt of COSL, and contain certain covenants that place limitations on the sale of assets and the granting of liens or other security interests. The medium term notes are guaranteed by the Trust.

a) 3.95% Medium Term Notes and Floating Rate Medium Term Notes

On January 15, 2007 the Trust repaid $175 million of 3.95% medium term notes and $20 million of floating rate medium term notes upon maturity, both of which were originally issued on January 15, 2004.

b) 7.625% Senior Notes

The Trust repaid US$70 million of 7.625% Senior Notes on May 15, 2007 upon maturity and realized a foreign exchange gain of $18 million.

c) 5.75% Medium Term Notes

On April 8, 2003 COSL issued $150 million of 5.75% unsecured medium term notes, maturing April 9, 2008. Interest is payable on the notes semi-annually on April 9 and October 9.

d) 5.55% Medium Term Notes

On June 29, 2004 COSL issued $200 million of 5.55% unsecured medium term notes, maturing June 29, 2009. Interest is payable on the notes semi-annually on June 29 and December 29.

e) 4.8% Senior Notes

On August 9, 2004 COSL issued US$250 million of 4.8% Senior Notes, maturing August 10, 2009. Interest is payable on the notes semi-annually on February 10 and August 10.

f) 5.8% Senior Notes

On August 6, 2003 COSL issued US$300 million of 5.8% Senior Notes, maturing August 15, 2013. Interest is payable on the notes semi-annually on February 15 and August 15.

g) 7.9% Senior Notes

On August 24, 2001 COSL issued US$250 million of 7.9% Senior Notes, maturing September 1, 2021. Interest is payable on the notes semi-annually on March 1 and September 1. COSL has agreed to maintain its senior debt to book capitalization at an amount less than 55 percent.

h) 8.2% Senior Notes

On April 4, 1997 COSL issued US$75 million of 8.2% Senior Notes, maturing April 1, 2027, and retired US$1.05 million during 2000. Interest is payable on the notes semi-annually on April 1 and October 1.

i) Future Payments

Future payments payable under long-term debt, the total of which differs from the amortized cost balance recorded on the Consolidated Balance Sheet, are as follows:

2008	$ 166
2009	447
After five years	617
	$ 1,230

Canadian Oil Sands intends to refinance on a long-term basis the 5.75% medium term notes that are maturing in 2008. The Trust has $808 million of unutilized operating credit facilities at December 31, 2007 to draw on to refinance these obligations and $800 million of these facilities do not expire until April 27, 2012. In accordance with EIC-122 *Balance Sheet Classification of Callable Debt Obligations and Debt Obligations Expected to be Refinanced*, debt maturing in 2008 has not been reclassified to current liabilities.

Note 13. Asset Retirement Obligation and Reclamation Trust

	2007	2006
Asset retirement obligation, beginning of year	**$ 173**	$ 148
Acquired [1]	**6**	–
Liabilities settled	**(1)**	(2)
Accretion expense	**11**	9
Asset retirement obligation increases	**37**	18
Asset retirement obligation, end of year	**$ 226**	$ 173

[1] *Canadian Oil Sands assumed the fair value of the asset retirement obligation related to the additional 1.25 percent working interest acquired on January 2, 2007.*

Canadian Oil Sands and each of the other owners of Syncrude are liable for their share of ongoing environmental obligations related to the ultimate reclamation of the Syncrude Joint Venture properties on abandonment. The Trust estimates reclamation expenditures will be made over approximately the next 60 years and has applied an average credit-adjusted risk free discount rate of approximately six percent in deriving the asset retirement obligation.

Syncrude's upgrader facilities have indeterminate useful lives. The fair values of the related asset retirement obligations therefore cannot be reasonably determined. Also, the timing and amount of the reclamation expenditures, if any, related to Syncrude's sulphur blocks are not determinable at the present time. The asset retirement obligations pertaining to the upgrader facilities and the sulphur blocks will be recognized in the year in which the settlement amounts and dates can be reasonably estimated.

The total undiscounted estimated cash flows required to settle the Trust's share of the Syncrude obligation rose to $743 million in 2007 based on its 36.74 percent Syncrude ownership (2006 – $595 million, based on 35.49 percent ownership). In addition to a larger working interest in 2007, the increase in costs primarily reflects the Trust's share of increased cost estimates to comply with Syncrude's new Alberta Environmental Protection and Enhancement Act Approval. The new requirements resulted in higher cost estimates for soil salvage, soil placement thickness and soil layering. Discounting these incremental cash flows resulted in a $37 million increase in the asset retirement obligation at December 31, 2007.

The reclamation expenditures will be funded from Canadian Oil Sands' cash from operating activities and reclamation trust. Canadian Oil Sands paid $1 million in 2007 (2006 – $2 million) for its share of Syncrude's reclamation expenditures. In addition to this funding, Canadian Oil Sands deposits $0.1322 per barrel of production attributable to its 36.74 percent (2006 – 35.49 percent) working interest to a reclamation trust established for the purpose of funding the operating subsidiary's share of environmental and reclamation obligations. As at December 31, 2007, including interest earned on investments, the balance of the reclamation trust was $37 million.

In addition, the Trust has posted letters of credit with the Province of Alberta in the amount of $61 million (2006 – $49 million) to secure its pro rata share of the ultimate reclamation obligations of the Syncrude Joint Venture participants.

Note 14. Future Income Taxes

On June 12, 2007 *Bill C-52 Budget Implementation Act, 2007* was substantively enacted by the Canadian federal government, which contains legislation to tax publicly traded trusts in Canada. As a result, a new tax will be applied to distributions from Canadian public income trusts. The new tax is not expected to apply to the Trust until 2011 as a transition period applies to publicly traded trusts that existed prior to November 1, 2006. As a result of this substantive enactment of trust taxation, the Trust recorded an additional $701 million future income tax expense and corresponding future income tax liability in the second quarter of 2007. This future income tax provision represented the taxable temporary differences of the Trust, tax-effected at 31.5 percent, which was the originally enacted trust taxation rate applicable in 2011.

During 2007 the federal government substantively enacted various tax rate reductions which lowered the corporate tax rates for the years 2008 to 2012 and beyond. The corporate tax rates were reduced from 20.5 percent in 2008 to an ultimate rate of 15 percent in 2012 and future years. These federal rate reductions also reduce the taxation rate applicable to trusts from 31.5 percent to 29.5 percent starting in 2011 and to 28 percent in 2012 and beyond. Canadian Oil Sands applied these rate reductions to its net future income tax liabilities in 2007, resulting in a total future income tax recovery of approximately $193 million.

The tax provision recorded on the consolidated financial statements differs from the amount computed by applying the combined Canadian federal and provincial income tax statutory rate to earnings before taxes as follows:

	2007	2006
Earnings before taxes	**$ 1,322**	$ 851
Statutory rates		
Federal	**31.00%**	33.00%
Federal abatement	**- 10.00%**	- 10.00%
Federal surtax	**1.12%**	1.12%
Alberta provincial rate	**10.00%**	10.38%
	32.12%	34.50%
Expected taxes at statutory rate	**$ 425**	$ 294
Add (Deduct) the tax effect of:		
Net income attributable to the Trust – tax sheltered	**(254)**	(260)
Substantive enactment of trust taxation	**701**	–
Statutory rate adjustment for future rate reductions	**(283)**	(36)
Non-taxable portion of capital gains	**(17)**	–
Resource allowance	**–**	(39)
Non-deductible Crown charges	**–**	44
Assessments and adjustments	**–**	14
Other	**7**	–
Provision for taxes	**$ 579**	$ 17

Canadian Oil Sands' income taxes are calculated according to government tax laws and regulations, which results in different values for certain assets and liabilities for income tax purposes than for financial statement purposes. The amount shown on the Consolidated Balance Sheet as future income taxes represents the net differences between tax values and accounting values on the balance sheets of the Trust and its subsidiaries at substantively enacted tax rates expected to apply when the differences reverse.

As at December 31, future income taxes are comprised of the following:

	2007	2006
Capital and other assets in excess of tax value	**$ (1,809)**	$ (826)
Net liabilities in excess of tax value	**587**	517
Balance at December 31	**$ (1,222)**	$ (309)

As at December 31, 2007, the following are the estimated balances available for deduction against future taxable income:

	2007
Canadian Oil Sands Trust:	
Canadian Development Expense[1]	**$ 89**
Canadian Oil Sands Limited:	
Undepreciated Capital Costs ("UCC")[2]	
Federal UCC	**$ 1,685**
Provincial UCC	**$ 1,545**
Scientific Research and Exploration Development	**$ 9**
Debt Issue Costs	**$ 5**

[1] *Deductible at a declining balance rate of 30 percent annually.*

[2] *Approximately 70 percent are deductible at an accelerated rate up to income from a mine, and the remaining balance is deductible at the declining balance rate of 25 percent annually. Approximately $132 million is not available for use, primarily related to Syncrude's Emissions Reduction project.*

Note 15. Unitholders' Equity

a) Unitholders' Capital

The Trust is authorized to issue an unlimited number of ordinary Units pursuant to the Trust Indenture. The Units represent a beneficial interest in the Trust, share equally in all distributions from the Trust and carry equal voting rights. No conversion or pre-emptive rights are attached to the Units and retraction rights are limited. Units are redeemable at the option of the Unitholder at a price that is the lesser of 90 percent of the average closing price of the Units on the principal trading market for the previous 10 trading days and the closing market price on the date of tender for redemption, subject to restrictions on the amount to be redeemed each quarter.

In 2007 a total of 8.5 million Units were issued (2006 – 8.3 million) for proceeds of $240 million (2006 – $250 million), primarily related to the acquisition of the 1.25 percent indirect working interest in Syncrude. Units issued prior to May 2006 have been adjusted to reflect the 5:1 Unit split, which occurred on May 3, 2006.

The following table summarizes the Units that have been issued:

Date	Net Proceeds / Trust Unit	Number of Units	Net Proceeds
Balance, January 1, 2006		462.6	$ 2,010
Issued on February 28, 2006 under DRIP	$ 28.14	1.5	$ 42
Issued on May 31, 2006 under DRIP	$ 31.75	2.2	$ 68
Issued on August 31, 2006 under DRIP	$ 34.44	2.0	$ 69
Issued on November 30, 2006 under DRIP	$ 27.67	2.5	$ 70
Issued on exercise of employee options	$ 8.60	0.1	$ 1
Balance, December 31, 2006		470.9	$ 2,260
Issued for acquisition of additional Syncrude working interest (non-cash)	$ 29.00	8.2	$ 237
Issued on exercise of employee options	$ 9.31	0.3	$ 3
Balance, December 31, 2007		479.4	$ 2,500

The Trust has a Unitholder Rights Plan (the "Rights Plan") designed to provide the Trust and its Unitholders with sufficient time to explore and develop alternatives for maximizing Unitholder value if a takeover bid is made for the Trust. One right has been issued and attached to each issued and outstanding Unit. Rights issued under the Rights Plan become exercisable when a person, and any related parties, has acquired or begins a takeover bid to acquire 20 percent or more of the Units without complying with certain provisions in the Rights Plan. Should such an acquisition or announcement occur, each right entitles the holder, other than the acquiring person, to purchase Units at a 50 percent discount to the market price.

b) Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan

In January 2002 the Trust received regulatory approval in Canada for the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP"). Eligible Unitholders were able to participate in the DRIP for the quarterly distributions payable subject to enrolment and certain other conditions. The DRIP allowed eligible Unitholders to direct their distributions to the purchase of additional Units at 95 percent of the Average Market Price, as defined in the DRIP. The DRIP also provided an alternative whereby eligible Unitholders could, under the premium distribution component, have had their distributions invested in new Units and exchanged through the Plan broker for a premium distribution equal to up to 102 percent of the amount that the other Unitholders would otherwise have received on the distribution date. Under the terms of the DRIP, Unitholders had the option to purchase additional Units for cash at 100 percent of the Average Market Price if they had participated in either of the premium distribution or distribution reinvestment components of the DRIP.

The DRIP was suspended as of January 31, 2007 as the Trust no longer required this source of funding; however, it may reinstate the DRIP to fund future investing activities, if required.

c) Net Income per Trust Unit

The following table summarizes the Units used in calculating net income per Trust Unit:

(millions)	2007	2006
Weighted-average Trust Units outstanding, Basic	479	466
Effect of options	2	2
Weighted-average Trust Units outstanding, Diluted	481	468

Note 16. Stock-based Compensation

Canadian Oil Sands' stock-based compensation includes stock option and performance unit plan grants for COSL employees pursuant to a long-term incentive program. In addition, Syncrude Canada has stock-based compensation plans for which Canadian Oil Sands records its 36.74 percent (2006 – 35.49 percent) working interest.

a) Canadian Oil Sands' Stock-based Compensation Plans

Canadian Oil Sands maintains two stock-based compensation plans as described below.

Unit Option and Distribution Equivalent Plan/Unit Incentive Option Plan

As at December 31, 2007 Canadian Oil Sands has 2,134,000 options issued under a unit option and distribution equivalent plan (the "2002 Plan") and 426,282 options issued under a unit incentive option plan (the "2005 Plan"). The initial exercise price of options granted under the 2002 Plan was based on the weighted-average price of the Units for the five days prior to the issuance of the options and the preceding day for options granted under the 2005 Plan. Subject to customary exceptions relating to retirement, death or termination, each option has a term of seven years and vests in equal amounts over a three-year period. For options granted under the 2005 Plan, the exercise price is reduced to the extent distributions exceed a threshold set by the Board of Directors at the time of the grant.

As at December 31, 2007 the following options were issued and outstanding:

Date	Number of Options	Weighted-Average Exercise Price
Outstanding at January 1, 2006	2.6	$ 9.44
Granted in 2006	0.2	$ 29.70
Exercised in 2006	(0.1)	$ (7.13)
Outstanding at December 31, 2006	2.7	$ 11.01
Granted in 2007	0.2	$ 29.93
Exercised in 2007	(0.3)	$ (8.24)
Outstanding at December 31, 2007	**2.6**	**$ 12.85**
Exercisable at December 31, 2006	2.0	$ 8.67
Exercisable at December 31, 2007	**2.1**	**$ 9.93**

Exercise Price	Number of Options Outstanding	Weighted-Average Remining Life (Years)	Weighted-Average Exercise Price
$6.95 – $14.69 (2002 Plan)	2.1	2.9	$ 9.64
$23.24 – $35.33 (2005 Plan)	0.5	5.6	$ 28.89
	2.6	3.1	$ 12.85

The fair value of each option is estimated on the grant date using an option-pricing model. The weighted-average fair values of the options granted during the various periods and the weighted-average assumptions used in their determination are as noted below:

	2007	2006
Risk-free interest rate *(%)*	**3.75**	3.75
Expected life *(years)*	**4.5**	4.5
Expected volatility *(%)*	**29**	26
Expected distribution per Trust Unit *($)*	**1.20**	0.80
Fair value per stock option *($)*	**6.00**	5.44

Performance Unit Incentive Plan

Canadian Oil Sands adopted a performance unit incentive plan ("the Incentive Plan") and granted awards of PUPs pursuant to this plan during 2006 and 2007. The PUPs are earned on the third anniversary of the date of grant, at which time the holder is entitled to receive an amount either in the form of Units or in cash equal to the aggregate current market value of the number of Units subject to the PUPs. No Units are to be issued from treasury and instead will be purchased in the secondary market. The number of Units granted under the PUPs is dependent on the total unitholder return generated by the Trust at the end of the three years compared to a peer group, with the actual unit equivalents earned ranging from zero to double the target award. At December 31, 2007 a total of 69,298 PUPs were outstanding (2006 – 34,345), however these PUPs do not vest until 2009 and later.

Canadian Oil Sands recorded approximately $3 million in 2007 (2006 – $2 million) in Administration expense related to its stock-based compensation plans.

b) Syncrude Canada's Stock-based Compensation Plans

Syncrude Canada maintains two stock-based compensation plans as described below.

Syncrude Canada's Incentive Restricted Share Units Plan

Syncrude Canada implemented an incentive restricted unit program in 2006 that awards restricted share units ("restricted units") to certain employees. The restricted units vest three years after the date of issuance and require settlement by cash payments. Employees who retire prior to the vesting period may be eligible to receive pro-rated restricted units based upon the ratio of service provided during the vesting period relative to the full vesting period. At the end of the vesting period, the cash settlement is based on the weighted-average price of the shares of certain of the Syncrude owners at that time and the total shareholder return of the owners' shares as compared to a relative peer group. At December 31, 2007 a total of 179,303 restricted units were outstanding (2006 – 50,417), however these units do not vest until 2009 and later.

Syncrude Canada's Incentive Phantom Share Units Plan

Syncrude Canada implemented a stock-based compensation plan during 2002 which awarded phantom units to certain employees. The phantom units have value if the composite value of the weighted-average stock price of 70 percent of Canadian Oil Sands Trust's Units and 30 percent of various other joint venture owners' public shares at the time of exercise by Syncrude Canada employees exceeds the issue price of the awards. The phantom units issued up to 2005 had a term of seven years and vest based on a graded vesting schedule: after the first year of issuance, 50 percent of the phantom units are exercisable, 25 percent the following year and the last 25 percent after year three. Subject to customary exceptions relating to early retirement, death or termination, each phantom unit issued under this plan after 2005 has a term of seven years and vests in equal amounts over a three-year period. When the awards are exercised they are settled in cash. At December 31, 2007 a total of 1.0 million phantom units were outstanding (2006 – 1.0 million) and a total of 0.3 million (2006 – 0.4 million) phantom units were exercisable.

In 2007 Canadian Oil Sands recorded approximately $14 million in operating expenses related to its 36.74 percent (2006 – 35.49 percent) share of Syncrude Canada's stock-based compensation expense related to the above Syncrude plans (2006 – $27 million).

Note 17. Interest, net

	2007	2006
Interest expense on long-term debt	$ 91	$ 102
Interest income and other	(6)	(4)
Interest expense, net	$ 85	$ 98

Note 18. Unitholder Distributions

The Consolidated Statements of Unitholder Distributions are provided to assist Unitholders in reconciling cash from operating activities to Unitholder distributions.

Pursuant to Section 5.1 of the Trust Indenture, the Trust is required to distribute all the income received or receivable by the Trust in a quarter less expenses and any other amounts required by law or under the terms of the Trust Indenture. The Trust primarily receives income by way of a royalty and interest on intercompany loans from its operating subsidiary, COSL. The royalty is designed to capture the cash generated by COSL, after the deduction of all costs and expenses including operating and administrative costs, income taxes, capital expenditures, debt interest and principal repayments, working capital and reserves for future obligations deemed appropriate. The amount of royalty income that the Trust receives in any period has a considerable amount of flexibility through the use of discretionary reserves and debt borrowings or repayments (either intercompany or third party). Quarterly distributions are determined by the Board of Directors after considering the current and expected economic and operating conditions, ensuring financing capacity for Syncrude's expansion projects and/or Canadian Oil Sands acquisitions, and with the objective of maintaining an investment grade credit rating.

Consolidated Statements of Unitholder Distributions

For the years ended December 31	2007	2006
Cash from operating activities	$ 1,377	$ 1,142
Add (Deduct):		
Capital expenditures	(183)	(300)
Acquisition of additional Syncrude working interest	(231)	–
Acquisition of Canadian Arctic Gas Ltd.	–	(199)
Disposition of properties	4	28
Change in non-cash working capital [1]	(1)	(47)
Reclamation trust funding	(7)	(5)
Change in cash and cash equivalents and financing, net [2]	(168)	(107)
Unitholder distributions	$ 791	$ 512
Unitholder distributions per Trust Unit [3]	$ 1.65	$ 1.10

[1] *From investing activities.*

[2] *Primarily represents the change in cash and cash equivalents and net financing to fund the Trust's share of investing activities.*

[3] *Unit information has been adjusted to reflect the 5:1 Unit split, which occurred on May 3, 2006.*

Note 19. Capital Management

The Trust's capital consists of cash and cash equivalents, debt and Unitholders' equity. The balance of each of these items at December 31 was as follows:

	2007	2006
Long-term debt	$ 1,218	$ 1,644
Cash and cash equivalents	(268)	(353)
Net debt	$ 950	$ 1,291
Unitholders' equity	$ 4,172	$ 3,956
Total capitalization [1]	$ 5,122	$ 5,247

[1] *Net debt plus Unitholders' equity*

Net debt to total capitalization *(%)*	19	25

Net debt to total capitalization decreased in 2007 to 19 percent from 25 percent. This is primarily a result of cash from operating activities exceeding distributions and capital expenditures, which reduced net debt while Unitholders' equity remained relatively unchanged.

The Trust's objective for managing capital is to maximize long-term Unitholder value by:

- Ensuring financing capacity for Syncrude's expansion projects and/or acquisitions of oil sands-related assets that are expected to add value to our Unitholders;
- Maintaining an investment grade credit rating to support financing of future expansions and acquisition opportunities, and to allow the Trust to remain unhedged on its crude oil price exposure; and
- Distributing to Unitholders any cash that is not required for financing Syncrude's operations or capital investment growth opportunities that may offer Unitholders better value.

In October 2006 the Trust adjusted its financial plan by targeting higher net debt of $1.6 billion by the end of 2010 in response to the income trust tax changes announced by the government. The Trust's actual net debt will fluctuate around this level as factors such as crude oil prices, foreign exchange rates and Syncrude's operational performance vary from our assumptions.

As disclosed in Notes 11 and 12, the Trust is bound by certain debt covenants; however, these covenants do not specifically limit the Trust's ability to pay distributions. The Trust monitors its total debt-to-total book capitalization as it must be less than 55 percent according to certain financial covenants. With a net debt-to-total capitalization of 19 percent at December 31, 2007, the Trust is well within its limits and a significant increase in debt or decrease in equity would be required to negatively impact the Trust's financial flexibility.

As a result of the Canadian trust taxation legislation passed in June 2007 and effective January 1, 2011, the Trust is subject to certain capital growth restrictions referred to as "normal growth" equity rules. These rules limit the amount of Unitholders' capital that can be issued by the Trust in each of the next three years, based on the Trust's market capitalization on October 31, 2006, as follows:

($ billions)	Annual	Cumulative
Normal growth capital allowed in:		
2008 [1]	2.9	8.6
2009	2.9	11.5
2010	2.9	14.4

[1] *The Trust's allowed growth capital prior to 2008 was approximately $5.7 billion.*

If the maximum equity growth allowed is exceeded, the Trust may be subject to trust taxation prior to 2011.

In addition to growth capital restrictions, the Trust also monitors its foreign ownership levels to the extent possible given the practical limitations regarding beneficial ownership information. The Trust Indenture, under which the Trust was created, provides that no more than 49 percent of the Units of the Trust can be held by non-Canadian residents. The potential impact of breaching this threshold may be the loss of mutual fund trust status, which may significantly adversely impact the valuation of the Units. At December 31, 2007, the Trust's best estimate of the foreign ownership level was 32 percent, based on account data at November 16, 2007.

Note 20. Financial Instruments

Fair Values

The Trust's financial instruments include cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities and debt. The fair values of the Trust's financial instruments that are included in the Consolidated Balance Sheet, with the exception of the Senior Notes and medium term notes, approximate their recorded amount due to the short-term nature of those instruments. The carrying values of the Trust's financial instruments at December 31, 2007 are as follows:

	Held for Trading	Loans and Receivables	Available for Sale	Other Liabilities	Total Carrying Value
Cash and cash equivalents	$ 268	$ –	$ –	$ –	$ 268
Accounts receivable	–	379	–	–	379
Reclamation trust	–	–	37	–	37
Accounts payable and accrued liabilities	–	–	–	289	289
Long-term debt	–	–	–	1,218	1,218
	$ 268	$ 379	$ 37	$ 1,507	$ 2,191

The fair values of the Senior Notes and medium term notes based on third-party market indications are as follows:

	2007		2006	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
3.95% medium term notes due January 15, 2007	$ –	$ –	$ 175	$ 175
Floating rate medium term notes due January 15, 2007	–	–	20	20
7.625% Senior Notes due May 15, 2007 (US$70 million)	–	–	81	82
5.75% medium term notes due April 9, 2008	149	150	150	152
5.55% medium term notes due June 29, 2009	200	201	200	205
4.8% Senior Notes due August 10, 2009 (US$250 million)	246	246	291	286
5.8% Senior Notes due August 15, 2013 (US$300 million)	293	302	350	349
7.9% Senior Notes due September 1, 2021 (US$250 million)	243	269	291	340
8.2% Senior Notes due April 1, 2027 (US$73.95 million)	71	81	86	101
	$ 1,202	$ 1,249	$ 1,644	$ 1,710

Financial Instrument Risk Management

Canadian Oil Sands provides a detailed risk management discussion, including its exposure and management of credit risk, liquidity risk and market risk (being foreign currency risk and interest rate risk) in its 2007 annual Management's Discussion and Analysis under the headings "Financial Market Risk" and "Credit Risk" included in the "Risk Management" section.

Note 21. Crown Royalties

Under Alberta's current generic Oil Sands Royalty, the Crown royalty is calculated as the greater of one percent of gross revenue before hedging or 25 percent of net revenues, defined as gross plant gate revenue before hedging, less allowed Syncrude operating, non-production and capital costs. In May 2006 there was a shift in the royalty rate from the minimum one percent of gross revenues to 25 percent of net revenues. As at December 31, 2007, there were no carry forward deductions for royalty purposes.

On October 25, 2007 the Alberta government announced significant changes to the Crown royalty regime that are effective for most companies starting in 2009. The Syncrude joint venture owners have an existing legal contract with the government that establishes the current Crown royalty terms to December 31, 2015, including the option to convert to a bitumen-based royalty prior to 2010. Canadian Oil Sands, as one of the Syncrude owners, is in discussions with the Alberta government regarding both the conversion to a bitumen-based royalty and an equitable solution to offset Syncrude's transition to the higher generic royalty rate prior to 2016. The outcome of the negotiations is not yet determinable.

Note 22. Commitments

Canadian Oil Sands is obligated to make future cash payments under existing contractual agreements that it has entered into either directly or as an owner in Syncrude. The following commitments that relate to Syncrude reflect Canadian Oil Sands' 36.74 percent working interest in the joint venture.

a) Management Services Agreement

Effective November 1, 2006 Syncrude Canada entered into a comprehensive Management Services Agreement with Imperial Oil Resources Ltd. ("Imperial Oil") to provide operational, technical and business management services to Syncrude Canada. The agreement has an initial term of 10 years, with five-year renewal provisions. Either Syncrude Canada or Imperial Oil has the option to cancel the agreement on 24 months notice for any reason. Canadian Oil Sands' 36.74 percent share of the annual fixed fee payable to Imperial Oil for the first 10 years under the agreement is $17 million. After the first three years through to year 10, variable performance fees will also apply based on the achievement of certain performance targets. Such variable fees may be comparable to the fixed fee component if Syncrude Canada realizes a corresponding benefit through higher production and/or lower per barrel operating costs.

b) Natural Gas Purchase Commitments

Syncrude has entered into purchase commitments for natural gas deliveries at floating market-related prices. There is one long-term natural gas supply contract that expires on October 31, 2010. The remaining contracts expire during 2008, unless they are renewed. Canadian Oil Sands' 36.74 percent share of this commitment is for 26 million GJs.

c) Pension Plan Solvency Deficiency Payments

The latest actuarial valuation completed in 2007 for Syncrude Canada's defined benefit pension plan requires payments to fund the pension plan solvency deficiency. Canadian Oil Sands' 36.74 percent share of these funding requirements is $122 million over the next 14 years.

d) Expenditure Commitments

Canadian Oil Sands is committed to remaining costs of approximately $178 million related to its 36.74 percent share of Syncrude's Emissions Reduction project, which are expected to be incurred over the next three years.

Syncrude introduced an employee retention incentive program for permanent Fort McMurray-based employees that began on April 1, 2006 and ends on March 31, 2009. Syncrude's estimated commitment related to the program for 2008 to 2009 is $88 million, or $32 million net to Canadian Oil Sands.

Syncrude has various vendor commitments owing in 2008 to 2009 for non-capital items of which the more significant purchases total $46 million, or $17 million net to Canadian Oil Sands.

e) Pipeline Commitments

Canadian Oil Sands has a long-term agreement with Alberta Oil Sands Pipeline Limited ("AOSPL") to transport production from the Syncrude plant gate to Edmonton, Alberta. The agreement provides for reimbursement on a cost of service basis, including operating expenses, cash taxes paid, and a return on the depreciated rate base. The agreement commits Canadian Oil Sands to pay its proportionate share of the cost of service whether or not it ships any volumes on the pipeline. The cost of service in 2007, based on Canadian Oil Sands' 36.74 percent working interest, was $21 million (2006 – $21 million based on a 35.49 percent working interest). Based on Canadian Oil Sands' 36.74 percent working interest, the projected cost of service for 2008 is $20 million. This cost is expected to remain around $20 million through to 2035.

Note 23. Contingencies

a) Tax Disputes

For the period prior to 2000, the tax filings for COSL's predecessors, Canadian Oil Sands Investments Inc. ("COSII") and Athabasca Oil Sands Investments Inc. ("AOSII"), have been reassessed and closed. AOSII's 2000 and 2002 and COSII's 2000, 2001, and 2002 Tax Returns have been reassessed by the Canada Revenue Agency and Notices of Objection have been filed pertaining to the Syncrude Remission Order and other items. The resolution of this dispute regarding the Syncrude Remission Order is not expected to result in significant additional cash taxes being paid; however, an unfavorable resolution would reduce the amount of tax pools available for carry forward. Timing of resolution of this issue and the impact on tax pool balances was not determinable at December 31, 2007.

b) General

Various suits and claims arising in the ordinary course of business are pending against Syncrude Canada, the operator of the Syncrude Project for the participants. While the ultimate effect of such actions cannot be ascertained at this time, in the opinion of the Trust's management and in consultation with its legal counsel, the liabilities that could reasonably be expected to arise from such actions would not be significant in relation to the operations of Syncrude. Syncrude Canada as well as Canadian Oil Sands and the other Syncrude Joint Venture owners also have claims pending against various parties, the outcomes of which are not yet determinable.

Note 24. Guarantees

Canadian Oil Sands has posted performance standby letters of credit with the Province of Alberta which are renewed annually. The letters of credit guarantee to the Province of Alberta the reclamation obligations of Canadian Oil Sands' interest in future reclamation of the Syncrude mine sites. The Province of Alberta can draw on the letters of credit if Syncrude fails to perform its reclamation duties on its mine sites. The maximum potential amount of payments Canadian Oil Sands may be liable for pursuant to these letters of credit is $61 million. Canadian Oil Sands accrues an asset retirement obligation on its Consolidated Balance Sheet for its share of Syncrude's mine reclamation costs, which was $226 million at December 31, 2007.

Note 25. Supplementary Information

a) Change in Non-cash Working Capital

	2007	2006
Operating activities		
Accounts receivable	$ (135)	$ (47)
Inventories	(18)	3
Prepaid expenses	1	(4)
Accounts payable and accrued liabilities	(15)	23
Less: A/P change reclassed to investing and other	2	47
	$ (165)	$ 22
Investing activities		
Accounts payable and accrued liabilities	$ (1)	$ (47)

b) Interest and taxes paid

	2007	2006
Large Corporations and Income Tax paid	$ 1	$ 5
Interest charges paid	$ 94	$ 100

unitholder information

OFFICERS

C. E. (Chuck) Shultz
Chairman of the Board

Marcel R. Coutu
President and Chief Executive Officer

Ryan M. Kubik
Chief Financial Officer

Trevor R. Roberts
Chief Operations Officer

Allen R. Hagerman, FCA
Executive Vice President

Trudy M. Curran
General Counsel & Corporate Secretary

Robert P. Dawson
Treasurer

Laureen C. DuBois
Controller

Siren Fisekci
Director, Investor Relations

Scott W. Arnold
Assistant Treasurer

BOARD OF DIRECTORS

C. E. (Chuck) Shultz [2, 3]
(Chairman of the Board)
Chairman and Chief Executive Officer
Dauntless Energy Inc.
Calgary, Alberta

Ian A. Bourne [1, 2]
Calgary, Alberta

Marcel R. Coutu
President and Chief Executive Officer
Canadian Oil Sands Limited

E. Susan Evans, Q.C. [1, 2]
Calgary, Alberta

Donald J. Lowry [1, 2]
President and Chief Executive Officer
Epcor Utilities Inc.
Edmonton, Alberta

The Right Honourable Donald F. Mazankowski [1]
Edmonton, Alberta

Wayne M. Newhouse [2, 3]
Calgary, Alberta

Brant G. Sangster [1, 3]
Calgary, Alberta

Wesley R. Twiss [2, 3]
Calgary, Alberta

John B. Zaozirny, Q.C. [3]
Counsel, McCarthy Tétrault LLP
Calgary, Alberta

[1] Member of the Corporate Governance and Compensation Committee

[2] Member of the Audit Committee

[3] Member of the Reserves, Marketing Operations and Environmental, Health and Safety Committee

Toronto Stock Exchange
COS.UN

Registrar and Transfer Agent
Computershare Trust Company of Canada, with offices in Vancouver, Calgary, Toronto, Montreal and Halifax, is the registrar and Transfer Agent for Canadian Oil Sands Trust. Computershare is also Trustee of the Trust.

Computershare Trust Company of Canada
710, 530 – 8th Avenue SW
Calgary, Alberta, T2P 3S8

Attention: Corporate Trust Department
Telephone: 1 (800) 564-6253
Fax: (403) 267-6598
E-mail: service@computershare.com

Auditors
PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta

Independent Qualified Reserve Evaluators
GLJ Petroleum Consultants Ltd.
Calgary, Alberta

Internal Auditors
Deloitte & Touche LLP
Calgary, Alberta

Canadian Oil Sands Limited
2500 First Canadian Centre
350 – 7th Avenue SW
Calgary, Alberta T2P 3N9

Telephone: (403) 218-6200
Fax: (403) 218-6201

Investor and Media Relations Contact
Siren Fisekci
Telephone: (403) 218-6220
Fax: (403) 218-6201
E-mail: investor_relations@cos-trust.com

NOTICE OF MEETING

Canadian Oil Sands' 2008 Annual and Special Meeting will be held in the Metropolitan Conference Centre, The Grand Lecture Theatre, 333 – 4th Avenue SW, Calgary, Alberta, Canada on Monday, April 28, 2008 at 2:30 pm (MST). All Unitholders are invited to attend, and those unable to do so are requested to sign and return the form of proxy mailed with this report to ensure representation at the meeting.

glossary

Alberta oil sand(s) deposits The four deposits, Athabasca, Peace River, Cold Lake and Wabasca, have total resource in place estimated at 1.7 trillion to 2.5 trillion barrels. The Athabasca Oil Sands deposit, Alberta's largest and most accessible source of bitumen, contains more than one trillion barrels of bitumen over an area encompassing more than 30,000 square kilometers.

Bitumen The molasses-like substance that comprises up to 18 percent of oil sands. Bitumen, in its raw state, is black, asphalt-like oil. It requires upgrading or blending to make it transportable by pipeline and usable by conventional refineries.

Carbon dioxide (CO_2) A non-toxic gas produced from decaying materials, respiration of plant and animal life, and combustion of organic matter, including fossil fuels; carbon dioxide is the most common greenhouse gas produced by human activities.

Cokers Vessels in which bitumen is cracked into its fractions and from which coke is withdrawn in the process of converting bitumen to upgraded crude oil.

Conventional oil Petroleum found in liquid form, flowing naturally, or capable of being pumped without further processing or dilution.

Debottleneck An undertaking to systematically remove plant capacity limitations through modifications of existing facilities and/or addition of capital facilities; commonly provides a 10 to 20 percent capacity improvement versus a major capital intensive expansion.

Feedstock(s) Raw material supplied to refinery, oil sands upgrader, or petrochemical plant.

Flue gas scrubber / desulphurizer Equipment that removes sulphur dioxide and other emissions.

Fluid coking A major part of the upgrading process whereby high temperatures in a coker break down the complex bitumen molecules, rejects carbon and causes bitumen molecules to reformulate into lighter fractions that become the main ingredients in upgraded crude oil.

Greenhouse gases Any of various gases that contribute to the greenhouse effect.

Oil sand(s) A composition of sand, bitumen, mineral rich clays and water.

Oil sand(s) lease A long-term agreement with the provincial government which permits the leaseholder to extract bitumen, other metals and minerals contained in the oil sands in the specified lease area.

Ore grade The percentage of bitumen by weight in the oil sands.

Sulphur dioxide (SO_2) A compound of sulphur and oxygen produced by burning sulphur.

Synthetic crude oil A high-quality product resulting from the mining, extraction and upgrading of bitumen.

Tailings A combination of water, sand, silt and fine clay particles that is a by-product of removing bitumen from oil sand.

Tailings Systems Separation of water from sand and clay to enable incorporation of solids into reclamation landscapes and recycling of water back into the operations.

Total volume to bitumen in place (TV/BIP) The ratio of total ore plus overburden volume to total bitumen in place.

Turnaround A unit shutdown essential for good maintenance of the mining, producing and upgrading facilities. A turnaround reduces production but does not usually halt it entirely as the various operating units are often duplicated.

Upgrading The conversion of heavy bitumen into a lighter crude oil by increasing the ratio of hydrogen to carbon, either by removing carbon (coking) or adding hydrogen (hydroprocessing).

RESERVES AND RESOURCES DEFINITIONS:

Proved Reserves Reserves that can be estimated with a high degree of certainty to be recoverable. NI 51-101 further identifies the certainty level for proved reserves as "at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves".

Proved plus Probable Reserves Additional reserves that are less certain to be recovered than proved reserves. NI 51-101 defines the certainty level as "at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves." Therefore, under NI 51-101, the proved plus probable reserves represent a "best estimate" or "expected reserves".

Contingent Resources Quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies.

Prospective Resources Quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development.

Remaining Recoverable Resources Sum of reserves, contingent resources and prospective resources.

See the "Reserve Data and Other Information" section of Canadian Oil Sands' Annual Information Form for additional information on reserves and resources.

FINANCIAL METRICS:

Netback Net realized selling price, after hedging, less operating costs and Crown royalties.

Net debt to cash from operating activities Net debt divided by cash from operating activities.

Net debt to total capitalization Net debt divided by net debt plus Unitholders' equity.

Return on average Unitholders' equity Net income divided by average Unitholders' equity.

Return on average productive capital employed Comprehensive income before net interest expense, future income tax, and unrealized foreign exchange gains/losses divided by average productive capital employed, which excludes major expansion projects not yet in use.

ABBREVIATIONS:

American Petroleum Institute specific gravity: **API**
barrel(s): **bbl, bbls**
barrel(s)/day: **bbl/d, bbls/d**
carbon dioxide: **CO_2**
gigajoule: **GJ**
greenhouse gases: **GHG(s)**
millions of barrels: **mmbbls**
sulphur dioxide: **SO_2**
Syncrude crude oil: **SCO**
thousands of barrels: **mbbls**
West Texas Intermediate: **WTI**

statistical summary

($ millions, except as indicated)	2007	2006	2005	2004	2003
Financial					
Revenues, after crude oil purchases and transportation expense	**3,250**	2,432	1,967	1,352	932
Operating costs	**1,034**	907	731	601	515
Non-production costs	**63**	70	85	48	38
Crown royalties	**485**	232	19	18	12
Administration	**20**	17	12	9	9
Insurance	**8**	6	8	9	7
Interest, net	**85**	98	104	95	68
Depreciation, depletion and accretion	**351**	255	198	172	93
Foreign exchange gain	**(117)**	(5)	(29)	(80)	(135)
Future income tax expense (recovery) and other	**579**	17	8	(29)	15
Income (loss) from discontinued operations	**1**	(1)	–	–	–
Net income	**743**	834	831	509	310
Per Trust Unit[1] *($)*	**1.55**	1.79	1.81	1.14	0.78
Cash from operating activities	**1,377**	1,142	949	594	222
Per Trust Unit[1] *($)*	**2.87**	2.45	2.07	1.33	0.56
Unitholder distributions	**791**	512	184	180	170
Per Trust Unit[1] *($)*	**1.65**	1.10	0.40	0.40	0.40
Capital expenditures	**183**	300	800	942	786
Reserves (billions of SCO bbls, net to COS)					
Proved reserves	**1.0**	1.0	1.0	1.0	1.1
Proved plus probable reserves	**1.8**	1.8	1.8	1.8	1.8
Contingent resources	**2.1**	1.4	1.4	1.4	1.4
Prospective resources	**0.8**	N/A	N/A	N/A	N/A
Average daily sales *(bbls)*[2]	**112,298**	91,844	75,994	84,575	66,793
Operating netback ($/bbl)					
Net realized selling price, after hedging	**79.29**	72.56	70.91	43.68	38.23
Operating costs	**25.23**	27.07	26.34	19.40	21.12
Crown royalties	**11.83**	6.93	0.71	0.58	0.49
Netback price	**42.23**	38.56	43.86	23.70	16.62
Financial ratios					
Net debt to cash from operating activities *(times)*	**0.7**	1.1	1.7	2.8	6.4
Net debt to total capitalization *(%)*	**18.6**	24.6	32.8	39.0	40.3
Return on average productive capital employed *(%)*	**24.7**	24.4	37.1	21.5	15.2
Return on average Unitholders' equity *(%)*	**18.3**	22.7	27.6	21.4	20.2
$/Trust Unit prices[1]					
High	**38.88**	38.75	28.60	13.64	9.14
Low	**25.09**	24.32	12.42	8.05	6.45
Close	**38.71**	32.61	25.20	13.52	9.14
Trading volume *(millions of Trust Units)*	**373.8**	406.6	356.9	389.2	227.1
Number of Trust Units outstanding *(in millions)*	**479.4**	470.9	462.6	457.2	436.0

[1] *Trust Unit information has been adjusted to reflect the 5:1 Unit split that occurred on May 3, 2006.*

[2] *The Trust's sales volumes differ from its production volumes due to changes in inventory, which are primarily in-transit pipeline volumes, and are net of purchased crude oil volumes.*

why invest?



TOTAL UNITHOLDER RETURNS
(CAPITAL APPRECIATION + REINVESTMENT OF ALL DISTRIBUTIONS/DIVIDENDS)

Value of $100 invested on December 31, 2002



$700
$600
$500
$400
$300
$200
$100
$0
2002
2003
2004
2005
2006
2007
Annual Return
26.6%
54.1%
91.4%
33.9%
24.9%
Canadian Oil Sands Trust
S&P TSX Energy Trust Index
S&P TSX Composite Index

DISTRIBUTIONS PER QUARTER
($ PER TRUST UNIT)



0.75
0.60
0.40
0.20
0.00
2003
2004
2005
2006
2007
2008

CASH FROM OPERATING ACTIVITIES VS. CAPITAL EXPENDITURES
($ MILLIONS)



2,000
1,500
1,000
500
0
2003
2004
2005
2006
2007
2008F
Cash from Operating Activities
Capital Expenditures

1. Superior Quality

With large, bitumen-rich leases located in the sweet spot of the Athabasca oil sands deposit and over $10 billion invested in the expansion of the largest oil sands upgrading facility in the world, the quality of the Syncrude asset is exceptional.

2. Track Record

Syncrude is an experienced oil sands operator and has demonstrated its expertise by growing production for 30 years.

3. Dependable

Syncrude's high-quality crude oil resource provides a solid, long-life cash generating base. With this asset in hand, Canadian Oil Sands has delivered strong total investor returns, averaging about 33 percent annually since inception.

4. Sustainable

Syncrude employs best practices to ensure the sustainable development of its resource. It invests in new ways to reduce its impact on, and build relationships with, the communities in which it lives and operates.

5. Essential

The global demand for crude oil is steadily increasing and Canada's oil sands are a significant, growing and secure source of crude. As the largest producer in the oil sands, Syncrude fills a vital and growing need.

CANADIAN OIL SANDS TRUST

SUPERIOR QUALITY
TRACK RECORD
DEPENDABLE
SUSTAINABLE
ESSENTIAL

CANADIAN OIL SANDS LIMITED
2500, 350 – 7TH AVENUE SW, CALGARY AB, T2P 3N9
T: (403) 218-6200 WWW.COS-TRUST.COM TSX:COS.UN

Canadian Oil Sands

CANADIAN OIL SANDS TRUST

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2007

March 15, 2008

TABLE OF CONTENTS

GLOSSARY

"AENV" means Alberta Environment;

"AEPEA" means *Alberta Environmental Protection and Enhancement Act* (Alberta);

"AEUB" means Alberta Energy Utilities Board;

"AOSII" means Athabasca Oil Sands Investments Inc.;

"AOST" means Athabasca Oil Sands Trust;

"bitumen" in its raw state, is a black oil. It is a naturally occurring viscous tar-like mixture, mainly containing hydrocarbons heavier than pentane, which is not recoverable at a commercial rate in its naturally occurring viscous state through a well without using enhanced recovery methods. When extracted, bitumen can be upgraded into crude oil and other petroleum products;

"bucketwheel reclaimer" means a very large machine that scoops up mined oil sand and places it on conveyors;

"CRA" means Canada Revenue Agency;

"CO" means carbon monoxide;

"CO_2" means carbon dioxide;

"Canadian Oil Sands", "us" or "we" mean collectively the Trust, the Corporation and all subsidiaries of the Trust;

"capacity" means maximum output that can be achieved from a facility in ideal operating conditions in accordance with engineering design specifications. This capacity is referred to as "barrels per stream day". When required scheduled downtime and other allowances under normal operations are considered, the capacity is referred to as "barrels per calendar day". Unless otherwise stated, all references to Syncrude's productive capacity refer to barrels per calendar day;

"coker" means vessels in which bitumen is cracked into light fractions and coke is withdrawn to start the conversion process of bitumen to upgraded crude oil;

"Corporation" means Canadian Oil Sands Limited, the continuing corporation resulting from the amalgamation of AOSII, COSII and COSL on January 1, 2003;

"COSII" means Canadian Oil Sands Investments Inc.;

"COSL" means Canadian Oil Sands Limited, prior to the amalgamation with AOSII and COSII;

"COST" means the former Canadian Oil Sands Trust, which was merged with the Trust in 2001;

"conventional crude oil" means crude oil produced through wells by standard industry recovery methods for the production of crude oil;

"cracking" means a process which breaks large, complex hydrocarbon molecules into smaller, simpler compounds by means of heat (as in the case of a coker) or by means of catalytic hydrogen addition (as in the case of the LC Finer);

"Crown Royalty" *or* ***"Crown Royalties"*** means the payments to be made to the Province of Alberta pursuant to the Alberta Crown Agreement or under the generic crown royalty scheme;

"crude oil" means unrefined liquid hydrocarbons, excluding natural gas liquids;

"double roll crusher" means a large unit which crushes the oil sand and deposits the crushed oil sand on to a conveyor;

"dragline" means a large machine which digs oil sand from the mine pit and places it into elongated piles (windrows);

"ERCB" means the Energy Resources Conservation Board of Alberta, the successor to the AEUB;

"EnCana" means EnCana Corporation, formerly PanCanadian Energy Corporation;

"extraction" means the process of separating the bitumen from the oil sand;

"fines (fine tailings)" means, essentially, muddy water, which is about 85 per cent water and 15 per cent fine clay particles by volume that is produced as a result of extraction of bitumen from oil sand;

"joint venture" means an economic activity resulting from a contractual arrangement whereby two or more ventures jointly control the economic activity;

"LP" means Canadian Oil Sands Limited Partnership;

"MD&A" means our management's discussion and analysis for the year ended December 31, 2007;

"MSA" means the management services agreement and secondment agreement dated November 1, 2006 between Syncrude Canada Ltd. and Imperial Oil Resources Ltd., and amended and restated as of May 1, 2007;

"Manager" means, prior to January 1, 2003, AOSII and COSII and, on and after January 1, 2003, the Corporation;

"naphtha" means a light fraction of crude oil used to make gasoline;

"oil sand(s)" is comprised of sand, bitumen, mineral rich clays and water;

"overburden" means material overlying oil sand that must be removed before mining; consists of muskeg, glacial deposits and sand;

"residuum" means the fraction of bitumen that remains after the light ends have been distilled;

"SCL" means Syncrude Canada Ltd., the operator of the Syncrude Project which is owned by the Syncrude Participants;

"SCO" means the synthetic crude oil produced by Syncrude, which may be SSB or SSP or some other product type from time to time;

"SER" means the Syncrude Emissions Reduction project;

"SSB" means Syncrude™ Sweet Blend;

"SSP" means Syncrude™ Sweet Premium;

"synbit" is a blend of bitumen and synthetic crude oil;

"Syncrude" means, collectively, the Syncrude Joint Venture and the Syncrude Project;

"Syncrude Joint Venture" means the joint venture formed by the Syncrude Participants for the purpose of exploiting the Athabasca oil sands, which includes the Syncrude Plant and leases acquired or developed in connection therewith;

"Syncrude Participants" *or* ***"Participants"*** means ConocoPhillips Oilsands Partnership II (9.03 per cent), Imperial Oil Resources (25 per cent), Mocal Energy Limited (5 per cent), Murphy Oil Company Ltd. (5 per cent), Nexen Oil Sands Partnership (7.23 per cent) and Petro-Canada Oil and Gas (12 per cent), and, prior to January 2, 2007, LP (5 per cent), the Corporation (31.74 per cent), and effective January 2, 2007, the Corporation (36.74 per cent), as the corporations or partnerships that own the undivided interests in the Syncrude Project and their respective successors and assigns in interest from time to time;

"Syncrude Plant" means the plant and facilities owned by the Syncrude Participants and operated by SCL located at Mildred Lake, approximately 40 kilometres north of Fort McMurray, Alberta, where upgrading of bitumen occurs;

"Syncrude Project" means (a) the scheme for recovery of oil sands, crude bitumen or products derived therefrom originally approved in Approval No. 1920 of the ERCB that was the successor to the AEUB and currently approved in Approval Nos. 8573 and 8250, as issued by the AEUB, as such scheme may be amended or superseded from time to time, (b) all property now owned or hereafter acquired or developed by the owners participating from time to time in such scheme or by SCL on their behalf in connection with such scheme, (c) the oil sands leases, and (d) any other scheme or schemes implemented for the purpose of recovering oil sands, crude bitumen or products derived from those oil sands leases related to such scheme or schemes and all property acquired or developed in connection with such scheme or schemes;

"synthetic crude oil" means the crude oil produced by the Alberta oil sands industry, including crude oil produced by Syncrude

"Trust" means Canadian Oil Sands Trust, which prior to the merger with COST, was known as Athabasca Oil Sands Trust;

"trust royalty" means the net royalty paid by the Manager on the production of synthetic crude oil and associated products, attributable to the Manager's working interest in Syncrude;

"Units" means the trust units of the Trust;

"Unitholders" means the holders of the units of the Trust; and

"upgrading" means the conversion of heavy bitumen into a lighter crude oil by increasing the hydrogen to carbon ratio, either through the removal of carbon (coking) or the addition of hydrogen (hydroprocessing).

UNITS

API	A measure of specific gravity
bbl	Barrel
bbls/d	barrels per day
gj or GJ	Gigajoule
MW	Megawatt
tcf	Trillion cubic feet equivalent of natural gas

Notes: Unless otherwise specified:

(1) all information is as at December 31, 2007;

(2) all dollar amounts are expressed in Canadian dollars, all references to "dollars" or "$" are to Canadian dollars and all references to "US$" are to United States dollars; and

(3) Unit information has been adjusted to reflect the 5:1 Unit split that occurred on May 3, 2006.

NON-GAAP FINANCIAL MEASURES

In our MD&A and this Annual Information Form ("AIF"), we refer to certain financial measures that do not have a meaning under Canadian generally accepted accounting principals ("GAAP"). In prior years, we referred to free cash flow as an indicator of the Trust's ability to repay debt and pay distributions to its Unitholders. It was a measure that did not have any standardized meaning under GAAP. During 2007, we discontinued our discussions of free cash flow, and now refer to the GAAP measure of cash from operating activities, which is derived from the Trust's Consolidated Statements of Cash Flows. We also refer to the Trust's cash from operating activities on a per Unit basis, which does not have any standardized meaning under Canadian GAAP. Cash from operating activities per Unit is calculated as cash from operating activities reported on the Trust's Consolidated Statement of Cash Flows divided by the weighted-average number of Units outstanding in the period, as used in the Trust's net income per Unit calculations. This measure is an indicator of the Trust's capacity to fund capital expenditures, distributions, and other investing activities without incremental financing, allocated to our outstanding Units. In addition, the Trust refers to various per barrel figures, such as net realized selling prices, operating costs and Crown royalties, which are also considered non-GAAP measures, but provide meaningful information on the operational performance of the Trust. We derive per barrel figures by dividing the relevant revenue or cost figure by our sales net of purchased crude oil volumes in a period. Cash from operating activities per Unit and per barrel figures may not be directly comparable to similar measures presented by other companies or trusts.

FORWARD-LOOKING INFORMATION ADVISORY

In the interest of providing Canadian Oil Sands (or "we" or "us") Unitholders and potential investors with information regarding Canadian Oil Sands, including the Corporation's assessment of Canadian Oil Sands' future plans and operations, certain statements throughout this AIF contain "forward-looking statements" under applicable securities laws. Forward-looking statements are typically identified by words such as "anticipate", "expect", "believe", "plan", "intend" or similar words suggesting future outcomes and in this AIF include but are not limited to statements with respect to: the expected amount of natural gas resources in the Arctic Island assets and the ability for these assets to act as a hedge against increases in natural gas costs at Syncrude; the estimated value and amount of reserves and recoverable and the time frame to recover such reserves; the estimated resources both at Syncrude and in the Arctic Islands licenses; the expectation that the Syncrude Emissions Reduction ("SER") project will significantly reduce total sulphur dioxide and other emissions; the anticipated cost and completion date for the SER project; the expected increased reliability and other benefits from the Management Services Agreement between Syncrude Canada Ltd. and Imperial Oil Resources; the expected impact of the announced and potential changes to the Alberta Crown royalties regime including the impact on Crown royalties or the ongoing negotiations between the Syncrude Participants and the Alberta Government regarding the Syncrude Crown royalty agreement; any expectations regarding the enforceability of legal rights and in particular, legal rights regarding the Alberta Crown royalty agreement; the expected level for sustaining capital in 2008 and over the long term; the amount of bitumen purchases in 2008; the expected impact on the Trust from the enacted changes to the federal government's taxation of income trusts, including without limitation, the negative impact on net income, cash from operating activities and Unitholder distributions; the expected timeframe that current tax pools will allow Canadian Oil Sands to shelter income post-2010; the potential amount payable in respect of any future income tax liability; the plan to move to fuller payout of cash from operating activities; the expected realized selling price, which includes the anticipated differential to WTI crude oil to be received in 2008 for Canadian Oil Sands' product; the level and timing of growth in production volumes expected from the Stage 3 debottleneck and Stage 4 expansion projects, and whether these projects will be approved by the Syncrude Participants; the expected price for crude oil and natural gas in 2008; the expected production, revenues and operating costs for 2008 and beyond; the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange rates and operating costs have on the Trust's cash from operating activities and net income; the energy consumption levels for 2008 and beyond; the anticipated timing to reach full production rates at Syncrude; the expected impact that increased supplies of synthetic crude oil will have on the net realized selling price that Canadian Oil Sands receives for its product; the expectation not to enter into crude oil hedges in the future; the expected realized selling price for Canadian Oil Sands' product as expressed as a differential to WTI; the level of natural gas consumption; the expected impact of any announced or future environmental or climate change legislation; the expected structure to be assumed given the federal government's tax changes in 2011; the ability to mitigate pipeline constraints in the future; intentions and expectations regarding future distribution levels; the expectation that there will not be any material funding increases relative to Syncrude's future reclamation costs or pension funding for the next few years; the belief that the Trust will not be restricted by its net debt to total capitalization financial covenant; and the anticipated maintenance work at Syncrude and the impact such maintenance will have on Canadian Oil Sands' financial results. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although Canadian Oil Sands believes that the assumptions and expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this AIF include, but are not limited to: the impacts of regulatory changes especially those which relate to royalties, taxation and the environment; the impact of technology on operations and processes and how new complex technology may not perform as expected; labour turnover and shortages and the productivity achieved from labour in the Fort McMurray area; uncertainty of estimates with respect to bitumen and

SCO reserves and resources; the supply and demand metrics for oil and natural gas; the impact that pipeline capacity and refinery demand have on prices for our products; the variances of stock market activities generally; the results of discussions with the Alberta Government on Crown royalties; the obtaining of required owner approvals from the Syncrude Participants for expansions, operational issues and contractual issues such as any settlement with the Alberta Government regarding Crown royalties; normal risks associated with litigation, regulatory changes and sanctions; volatility of crude oil and natural gas prices; market competition; Canadian Oil Sands' ability to either generate sufficient cash flow from operations to meet our current and future obligations or obtain external sources of debt and equity capital; changes in environmental and other regulations; general economic, business and market conditions, and such other risks and uncertainties described from time to time in our MD&A, in the *Risk Factors* section of this AIF, and in the reports and filings made with securities regulatory authorities by Canadian Oil Sands as well as those assumptions outlined in Canadian Oil Sands' guidance document being correct. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this AIF are made as of the date of this AIF, and unless required by law, Canadian Oil Sands does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this AIF are expressly qualified by this cautionary statement.

THE TRUST AND ITS STRUCTURE

Name, Address and Formation

The Trust is an open-ended investment trust formed in October 1995 under the laws of the Province of Alberta pursuant to an amended and restated trust indenture created upon the merger of the Athabasca Oil Sands Trust ("AOST") and the former Canadian Oil Sands Trust ("COST"). On July 5, 2001, AOST acquired all the assets of COST and assumed all the liabilities of COST in exchange for AOST units equal to the number of COST units issued and outstanding as of such date. AOST then changed its name to "Canadian Oil Sands Trust". The trust indenture was further amended and restated on June 1, 2005 to reflect the adoption of amendments passed at the 2003 and 2005 Unitholders' meetings and effective December 20, 2005 to allow for a change in how distributions were paid. Commencing in the fourth quarter of 2005 distributions are recorded in the quarter declared and paid to Unitholders on the last business day of February, May, August and November. The current trustee of the Trust is Computershare Trust Company of Canada (the "Trustee").

The registered and head office of the Trust is located at 2500 First Canadian Centre, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Intercorporate Relationships

The following table provides the name, the percentage of voting securities beneficially owned, or controlled, or directed, directly or indirectly and the jurisdiction of incorporation, continuance or formation of the Trust's subsidiaries as at March 15, 2008.

	Percentage of Voting Securities	Jurisdiction of Incorporation/ Formation
Canadian Oil Sands Limited(1)(2)(4)	100%	Alberta
Canadian Oil Sands Marketing Inc.(3)	100%	Alberta
Canadian Arctic Gas Ltd.	100%	Alberta

Notes:

(1) Total assets and total revenues of this entity constituted more than 10 per cent of the consolidated assets and consolidated revenues of the Trust at December 31, 2007.

(2) Effective January 2, 2007, holds a direct 36.74 per cent working interest in Syncrude (see note 4).

(3) Markets the SCO production for the Trust and its subsidiaries outside of Canada.

(4) Prior to January 2, 2007, the Corporation also acted as general partner and held a 75 per cent of Canadian Oil Sands Limited Partnership ("LP") units in LP with Talisman Energy Inc. ("Talisman") holding 25 per cent of LP. When the Corporation purchased Talisman's interest in LP on January 2, 2007, LP was dissolved with the 5 per cent working interest that had been held by LP now held directly by the Corporation.

GENERAL DEVELOPMENT OF THE BUSINESS

Summary

We are the largest energy trust in Canada, based on market capitalization as at March 10, 2008 of approximately $20 billion, and the only public investment vehicle that provides a non-diversified ownership in Syncrude, a large oil sands open-pit mining project. Syncrude is located near Fort McMurray, Alberta, Canada and operates oil sands mines, bitumen extraction plants, an upgrading complex that processes bitumen into a high quality sweet synthetic crude oil, and electrical power utility plants. Syncrude's principle product is a high quality, light, sweet synthetic crude oil blend, referred to as "Syncrude™ Sweet Premium" ("SSP"), which has an average gravity of about 31° API, low sulphur content of less than 0.2 per cent and a cetane level of 38. During 2007, Syncrude transitioned its production volumes from its historical Syncrude™ Sweet Blend ("SSB") quality level to the higher quality SSP blend (see the discussion on page 18 of this AIF as to the improved qualities of SSP compared to SSB). We use the terms "synthetic crude oil" or "SCO" to refer to Syncrude's production and sales volumes in lieu of the terms SSB and SSP. The Trust's business is its indirect ownership of Syncrude and the marketing and sales of SCO derived from such ownership as well as other products related to such Syncrude interest.

On July 5, 2001, the Trust was created by the merger of AOST and COST, which trusts held an 11.74 per cent and 10 per cent working interest, respectively, in Syncrude. Following the merger, the Trust's indirect 21.74 per cent working interest in Syncrude was administered by PanCanadian Petroleum Limited (now EnCana) pursuant to an administrative services agreement. In 2003, Canadian Oil Sands acquired an additional 13.75 per cent working interest in Syncrude from EnCana for total consideration of approximately $1.5 billion, which acquisition was financed through a combination of debt and equity issuances. On December 31, 2004, the Trust and its subsidiaries undertook a reorganization which simplified the corporate structure and enabled all of its working interests in Syncrude to be consolidated under the Corporation.

On November 29, 2006, the Corporation entered into an agreement with Talisman Energy Inc. ("Talisman") to acquire the 1.25 per cent indirect working interest in Syncrude that Talisman held through its ownership of units of Canadian Oil Sands Limited Partnership ("LP"). This acquisition, which closed on January 2, 2007, was for approximately $475 million, half of which Canadian Oil Sands paid in cash and half through the issuance of 8,189,655 Units. Immediately following the acquisition, the Corporation dissolved LP, resulting in the full 36.74 per cent working interest in Syncrude being held directly by the Corporation. This 36.74 per cent working interest in Syncrude is the major asset of the Trust as of the date of this AIF.

Canadian Oil Sands' cash from operating activities and the distributions paid to Unitholders are highly dependent on the net selling price received for our SCO, production and sales volumes, and the operating costs and other expenses of producing SCO, including Crown Royalties. In 2005, consistent with our increased focus on the stewardship of our business, we elected not to renew our marketing agreement with EnCana and in August 2006, we internalized the marketing function at the Corporation. As the markets were changing with new supply being added from various oil sands operators in Western Canada, new pipelines, new refineries and refinery re-configurations, and new feedstock choices for refiners, we decided to increase our influence over that landscape. Establishing our own marketing capability has resulted in more direct control over our marketing processes, a better understanding of our customers' needs, and enhancement of our connection with changing market dynamics. These insights have assisted us in making long-term strategic decisions about markets and products, both for our interest in Syncrude and as we consider other oil sands investments. Additionally, focusing on ensuring we obtain space on pipelines and ancillary storage facilities to move our product will continue to be a cornerstone of the marketing department's activities.

As part of such internalization of the marketing department, we created a wholly-owned subsidiary of the Corporation, called Canadian Oil Sands Marketing Inc. ("COSMI"). COSMI is the entity which markets Canadian Oil Sands' Syncrude production to customers with title transfer points in the United States (the "U.S.") as opposed to the Corporation which sells to customers with title transfer points within Canada. COSMI purchases SCO from the Corporation for resale to the customers in the U.S. and enters into U.S. pipeline and other transportation and marketing arrangements. COSMI has no employees or officers of its own and instead contracts management services from the Corporation and is allocated a portion of the overhead costs of the Corporation.

The Corporation is responsible for the management of the Trust. Specific responsibilities are: (i) to devise, manage and execute a long-term strategy aimed at optimizing Unitholders' value in the Trust; (ii) to ensure compliance by the Trust with continuous disclosure obligations under all applicable securities legislation; (iii) to provide investor relations services; (iv) to provide, or cause to be provided to Unitholders, all information to which Unitholders are entitled under the amended and restated trust indenture; (v) to call, hold and distribute material including notices of meetings and information circulars in respect of all necessary meetings of Unitholders; (vi) to determine the amounts payable from time to time to Unitholders and to arrange for distributions to Unitholders; and (vii) to determine the timing and terms of future financings, including offerings of Units, if any.

Canadian Oil Sands is responsible for funding our share of Syncrude's operations, maintenance, expansions, and our own administrative costs. Sources of funding include cash from operating activities generated from the sale of our pro rata share of SCO production and, as required, debt and equity financing. In the opinion of the Corporation's management, cash from operating activities is a key performance indicator of the Trust's ability to generate cash to fund capital expenditures and reclamation trust contributions, repay debt, and pay Unitholder distributions. The Trust makes distributions to its

Unitholders after it receives trust royalties and debt and interest payments from its subsidiaries and pays its expenses.

Following Unitholder approval; the Trust effected on May 3, 2006 a five for one Unit split by issuing to its Unitholders, four more Units for each Unit held by such Unitholder on the record date.

In 2006, Canadian Oil Sands acquired Canada Southern Petroleum Ltd. ("CSP") for cash proceeds of approximately $223 million. The objective of the acquisition was natural gas interests in the Arctic Islands estimated to contain approximately 0.9 trillion cubic feet equivalent ("tcf") of natural gas, net to CSP, based on available information and third party and internal estimates. Following the acquisition, all of the issued and outstanding shares of CSP were amalgamated with two wholly-owned subsidiaries of the Corporation to form Canadian Arctic Gas Ltd. ("Canadian Arctic"). By May, 2007, CSP's conventional oil and natural gas reserves in B.C., Alberta, Saskatchewan and the Yukon were sold in various stages to third parties leaving the Arctic Islands natural gas interests as the sole remaining significant asset of Canadian Arctic.

The acquisition of CSP was a strategic acquisition that provided Canadian Oil Sands with a unique opportunity to secure a large, long-life natural gas resource as an offset to the risk of significant future natural gas price increase impacts on its Syncrude oil sands production. On a macro-basis, the estimate in 2006 by CSP of 0.9 tcf of natural gas resource in the Arctic Island assets represents the Trust's expected natural gas requirements to produce its share of SCO at the productive capacity rate of 129 million barrels per year for approximately 25 years. This acquisition thereby provides a long-term financial hedge against any significant increases in natural gas prices. Canadian Oil Sands financed the acquisition with bank debt and cash from operating activities.

In 2006, Syncrude completed the largest expansion project in its history, known as Stage 3. The aggregate project cost for Stage 3 was estimated at $8.55 billion, or $3.1 billion net to the Trust based on its 36.74 per cent ownership. The expansion was designed to increase annual Syncrude productive capacity to about 129 million barrels and enhance the product quality of our SCO to SSP. While Syncrude started up Coker 8-3 and the related units, which are the main components of Stage 3, at the end of May 2006, Syncrude had to shut down Stage 3 operations due to odorous emissions from the plant, for which additional retrofit work was completed. The unit was restarted in late 2006, and produced at or near its design rates at various times during 2007. However, the unit underwent maintenance in the second and fourth quarters of 2007 to remove coke deposits. While Syncrude had not anticipated such extensive maintenance on Coker 8-3 that early in its run length, various performance issues are expected when bringing a new, complex expansion such as Stage 3 into operation. The unit was also brought down for a week in December 2007 following a fire in the environmental section of the coker. The estimated repair costs as a result of the fire are not considered material, and production was resumed prior to the end of 2007. Syncrude achieved production of SSP during 2007. See the discussion on page 18 of the AIF under "Syncrude".

On November 1, 2006, Canadian Oil Sands announced that the Syncrude Participants had approved Syncrude Canada Ltd. ("SCL") entering into a comprehensive management services agreement and secondment agreement (the "MSA") with Imperial Oil Resources ("Imperial Oil"). The agreement has an initial term of 10 years with renewal provisions. It was effective November 1, 2006 and was further amended and restated as of May 1, 2007. Each of SCL and Imperial Oil has the option to terminate the MSA on 24 months' notice for any reason.

Following a comprehensive onsite assessment of the Syncrude operations in the first quarter of 2007, the Syncrude Joint Venture owners approved the recommendations of an Opportunity Assessment

Team as part of the MSA. Imperial Oil began implementing the recommendations in 2007 and continues to work with Syncrude to try and establish sustained annual production of 129 million barrels, or 47 million barrels net to the Trust. Implementation of the MSA is ongoing, including the secondment of Imperial and ExxonMobil personnel to Syncrude, appointment of a new President and Chief Executive Officer and the implementation of some ExxonMobil best practices and operating systems. Pursuant to the MSA, Imperial Oil, with the support of ExxonMobil, has been providing global practices in several areas including maintenance and reliability, energy management, procurement, safety, health, and environmental performance with the goal of delivering sustainable improvement in Syncrude's operating performance.

Canadian Oil Sands will pay its pro-rata share of annual fixed service fees equivalent to about $17 million ($47 million gross to SCL) plus its share of the direct costs that Imperial Oil incurs in providing the services. Following the initial 10 year term, the annual fixed service fees drop to $33 million gross to SCL or approximately $12 million net to Canadian Oil Sands based on its 36.74 per cent share of Syncrude. In years four through 10, performance fee incentives similar in magnitude to the fixed fees also will apply if certain targets are achieved. Through higher production levels, savings in energy efficiency, more effective prioritization and execution of sustaining capital costs expenditures, reduced maintenance and operating costs, and other efficiencies from new business control systems, we believe that the value to be captured should exceed the fees paid. Other than as disclosed herein, the MSA does not change the existing Ownership and Management Agreement between SCL and the Syncrude Participants, SCL remains the operator and employer of Syncrude's personnel. Ownership in the Syncrude Joint Venture remains unchanged, as does the proportionate ownership in SCL. The oversight and strategic direction for Syncrude continues to come from the Syncrude Participants' Management Committee, which is comprised of senior representatives from each Syncrude Participant, and is currently chaired by Canadian Oil Sands.

The Syncrude Joint Venture is owned as various undivided interests by the Syncrude Participants and has produced SCO for 29 years. The assets of the Syncrude Joint Venture are operated and managed by SCL, which is owned by the Syncrude Participants in the same proportions as their interest in the Syncrude Joint Venture. SCL is a single purpose company with no significant tangible or capital assets with the exception of its workforce and retirement plan assets. The Syncrude Management Committee governs the Syncrude Joint Venture and each Participant nominates a representative to the committee, which is charged with setting the strategic direction for and making decisions regarding the operation of the Syncrude Joint Venture. Our President and Chief Executive Officer is the Chair of the Syncrude Management Committee. He is also Chair of the Board of Directors of SCL and chairs the CEO Committee of the Board of SCL. Our Chief Financial Officer is the Chair of the Audit and Business Controls sub-committee of the Syncrude Management Committee. None of the representatives of the Syncrude Joint Venture Participants on the Board and committees of SCL receives compensation as directors of that corporation. Each Participant receives its share of production *in kind* and is responsible for the subsequent marketing of such share of the production. Syncrude commenced production in 1978 and has, through capital investment and technological and efficiency improvements, increased annual production. Since the start up of our latest expansion, Stage 3, in the fall of 2006, Syncrude production continued to increase to 111 million barrels in 2007, compared to 94 million barrels in 2006 and 78 million barrels in 2005. This significant increase from 18 million barrels in 1979, the first full year of operations, shows the incredible growth and potential of Syncrude. The focus in 2008 and beyond is to achieve more reliable and efficient operations, so as to allow Syncrude to reach annual productive capacity of 129 million barrels gross to Syncrude. We believe that the implementation of the MSA between SCL and Imperial Oil is a significant step towards achieving this goal.

Syncrude's facilities have the design capability to produce approximately 375,000 bbls/d when operating at full capacity under optimal conditions and with no downtime for maintenance or turnarounds.

This daily production capacity is referred to as "barrels per stream day". However, under normal operating conditions, scheduled downtime is required for maintenance and turnaround activities and unscheduled downtime will occur as a result of mechanical problems, unanticipated repairs and other slowdowns. When allowances for such downtime are included, the daily productive capacity of Syncrude's facilities is approximately 350,000 bbls/d on average (129 million barrels annually) and is referred to as "barrels per calendar day". Unless stated otherwise, all references to Syncrude's productive capacity refer to barrels per calendar day.

Production volumes reflect the capacity of the Syncrude facility and the reliability of its operations. Our proved plus probable reserves life index, currently estimated at more than 37 years, provides a secure, long-term source of bitumen for the production of SCO. However, the process of mining, extracting and upgrading bitumen is a highly technical and complex manufacturing operation that requires regular maintenance of the various operating units, which can affect production volumes and consequently revenues and operating costs. An oil sands operation such as Syncrude is essentially a manufacturing business, whereby reliability is a key factor as costs are largely fixed. If the facilities can process more barrels for the same costs, per barrel costs are reduced, enhancing project economics. Therefore, production volumes have a significant impact on per barrel operating costs and, if the plant is not operating, repair costs typically also are being incurred. One of the most significant production cost inputs is natural gas; accordingly, operating costs are also sensitive to changes in natural gas prices and natural gas volumes consumed in the production process.

Historically, our realized selling price has correlated closely to the U.S. West Texas Intermediate ("WTI") benchmark oil price, and has also been impacted by movements in U.S./Canadian foreign exchange rates. Crude oil prices can be volatile, reflecting world events and supply and demand fundamentals. In addition, supply and demand impacts the price differential of our SCO product relative to Canadian dollar WTI prices. This price differential can quickly move from a premium to a discount depending on the supply/demand dynamics in the market. During the past three years, WTI daily closing prices have fluctuated from a low of approximately US$42 per barrel to a high of approximately US$98 per barrel.

On October 25, 2007, the Alberta Government announced that it plans to introduce a new Crown Royalty regime, currently scheduled to be effective January 1, 2009 for the Alberta oil and gas industry. For a detailed discussion of the proposed changes, and the potential impacts to Syncrude and the Trust, refer to "Royalties and Taxes" in this AIF.

On June 8, 2007, the Corporation filed a short form base shelf prospectus qualifying an aggregate principal amount of up to $1 billion of unsecured medium term notes. No notes have been issued to date.

Syncrude

Syncrude produces light, sweet synthetic crude oil from the Athabasca oil sands deposits by surface mining the oil sands, extracting the bitumen from the sands, upgrading the recovered bitumen into lighter oil fractions, and combining those component fractions into a single synthetic crude oil product. Syncrude does not currently produce a slate of different heavy, light, sweet and sour crude oils. Bitumen, in its raw state, is a thick, tar-like, crude oil that requires diluent and/or upgrading in order to make it transportable by pipeline and more useable to refineries across North America.

The Athabasca oil sands deposits are vast and the Syncrude leases contained in such deposits are illustrated in the following lease map. The 12.7 billion barrels of remaining estimated recoverable resources (see page 50 of this AIF for a detailed discussion of our estimate of remaining recoverable resources) that are contained in Syncrude's leases are all considered to be surface mineable, meaning that the layers of oil sands are found beneath a relatively shallow overburden layer. Only approximately 20 per cent of the Athabasca oil sands deposits are considered to be surface mineable with the other 80 per cent having the oil bearing layers too deep to be reached by mining and instead must be exploited using in-situ methods.


WLS
SHELL
OTHER
CLS
MINEABLE
Aurora North
Aurora South
SYNCRUDE
North Mine
Base Mine
ENCANA
SUNCOR
SASKATOON ASSETS
BADLAND
EXXON MOBIL
SCOTT
CAVALIER
VALVE CREATION

Syncrude and other developers of the Athabasca oil sands have pioneered various technologies to mine the oil sands, extract the bitumen, and upgrade the bitumen into synthetic crude oil. Syncrude engineers and scientists continue to focus on technologies to improve the energy efficiency of the various processes, improve the product quality of the finished product, improve bitumen extraction recovery efficiencies and upgrading yield efficiencies, and lessen the environmental impact of the various steps in the process. Some examples of technological advancement include: low energy extraction, intended to reduce the amount of energy required to recover each barrel of bitumen and to reduce emissions; slurry hydrotransport, a process that uses pumping of an oil sands/water mixture rather than conveying solids with a view to reducing maintenance and operating costs in the material handling area; and froth pumping, an innovative way of pumping thick tar-like bitumen slurried with water rather than with hydrocarbon-based diluents, once again intended to reduce capital, energy and operating costs.

Syncrude began operations in the late 1970s at the Mildred Lake site. The initial mining areas were developed adjacent to the main plant facilities which contained the extraction plants, the upgrading plants and the utilities plants used to support the entire operation. As the operation continued over the years, and as plant expansions were introduced, the mining operations moved further away from the base operations site. These early mining areas, located near the main processing plants, are known as the Base Mine and the North Mine. In 2000, Syncrude opened a third mining area – approximately 35 km from the base operating area at Mildred Lake – known as Aurora North. While extraction operations associated with the Base and North mines are located at the Mildred Lake site, the Aurora North mine has its own primary extraction facilities near that mine. In 2003, mining operations were again expanded with the addition of a second mining and extraction train at Aurora North called "Aurora 2".

The upgrading facilities also have been expanded over the years. The initial upgrader comprised two fluid cokers which are designed to break down the bitumen into lighter components. These cokers were de-bottlenecked several times over the years and a third primary upgrading unit, known as the LC Finer, was added. The LC Finer uses hydrogen and catalyst to crack the bitumen into lighter fractions. In early 2001, after several years of planning, the Syncrude Participants approved Stage 3, which was the largest expansion in Syncrude's history and included both Aurora 2 and an upgrader expansion ("UE-1"). As part of this project, upgrading operations were again expanded with the addition of a larger, more modern third fluid coker, otherwise similar to the original two fluid cokers. As part of UE-1, the product quality of crude oil produced by Syncrude was enhanced to a higher quality crude oil.

The Syncrude Joint Venture expended $8.55 billion on the Stage 3 project, which includes $0.7 billion for Aurora 2. Net to Canadian Oil Sands, the total cost for Stage 3 is equivalent to approximately $3.1 billion. While productive capacity increased to 350,000 bbls/d, we anticipate that a period for lining out and optimizing the different operating units will be required to ramp up to full productive capacity of 129 million barrels annually, or 47 million barrels net to the Trust.

The Syncrude Emissions Reduction Project ("SER") is being undertaken to retrofit technology into the operation of Syncrude's original two cokers and is expected to significantly reduce total sulphur dioxide emissions as well as other emissions, such as particulate matter and metals. It will involve retrofitting flue gas scrubbing facilities into the operation of Syncrude's two existing CO boilers. While expenditures on the SER are currently estimated at approximately $772 million ($284 million net to the Trust based on its 36.74 percent working interest), there are indications of upward cost pressure on the project. Syncrude is currently performing a full review of the SER and we plan to provide an update to the cost estimate and timing once that review has been completed. The Trust's share of the SER project expenditures incurred to December 31, 2007 was approximately $106 million, with the remaining costs to be incurred over the next three years to coordinate with equipment turnaround schedules. The new coker that is part of the Stage 3 expansion already includes a sulphur dioxide reduction unit. These measures are expected to reduce total sulphur dioxide emissions by up to 60 per cent from current approved levels of 245 tonnes per day. Sulphur dioxide emissions are also expected to fall below the new maximum emission levels that will take effect following the completion of the SER.

Syncrude incurs both sustaining and expansion capital expenditures. Sustaining capital expenditures, which are costs required to maintain the current productive capacity of Syncrude's mines and upgraders, can fluctuate considerably year-to-year due to timing of equipment replacement and other factors. We have estimated that Syncrude's longer-term sustaining capital expenditures will average about $5 per barrel; however, this estimate will be impacted by inflationary cost pressures in the Fort McMurray region as well as costs for large environmental and infrastructure projects, in addition to the SER, that Syncrude expects to undertake over the next few years. These projects include the relocation of certain mining trains and tailings systems, which are required as mining operations progress across the active leases. Tailings system projects also include initiatives to improve and supplement the effectiveness of systems used to separate water from sand and clay so that the water can be recycled back to the operation and solids can be incorporated into the final reclamation landscapes. These infrastructure projects, including the SER, are expected to add about $2 to $5 per barrel annually to our $5 per barrel longer-term sustaining capital expenditure estimate over the next few years. Our per barrel estimates are based on estimated annual Syncrude production, which increases from the current forecast of 108 million barrels in 2008, or 39 million barrels net to the Trust, to 129 million barrels, or 47 million barrels net to the Trust, at design capacity.

We have estimated our share of Syncrude's 2008 capital expenditures to total approximately $279 million, of which approximately $51 million will be directed to the SER.

Syncrude is currently in the preliminary scoping phase for two additional expansion phases to follow Stage 3. The "Stage 3 debottleneck" expansion phase is expected to be principally a debottlenecking of the facilities and is anticipated to increase productive capacity to about 139 million to 145 million barrels per year gross to Syncrude. The Stage 4 expansion phase is conceptually another coker and additional mining trains, similar to Stage 3, and may increase productive capacity to approximately 185 million barrels per year gross to Syncrude. The Stage 3 debottleneck expansion has received regulatory approval and the Stage 4 expansion has received partial approval. As part of the Syncrude Participant's approval of the MSA, the Syncrude Participants reconfirmed their commitment to undertake preliminary design work on both the Stage 3 debottleneck and Stage 4 expansions. However, the plans for these projects are preliminary and have not been approved by the Syncrude Participants, and as such, may change. Due to the early stage of development, no cost estimates have been provided for either of these projects.

NARRATIVE DESCRIPTION OF THE BUSINESS

Syncrude is a vast and complex operation. The mines and extraction facilities are among the largest in the world, and the upgrading plants, which could be considered similar in nature to oil refineries, are also among the largest and most complex in the world. As such, a very strong focus on the basics of safety, environmental, operational and business excellence is imperative. We refer to these focus areas collectively as "operational excellence". In order to achieve the goal of operational excellence, Syncrude has identified the following objectives: improve the operational reliability and utilization of all of its operations, reduce unit operating costs, increase bitumen and upgrading productive capacity, improve environmental and energy efficiencies, and capture expansion-related economies of scale. On safety performance, Syncrude's track record of excellence is long-standing and compares favourably with some of the world's best mining and energy companies. In 2007, Syncrude re-achieved its best ever safety performance record set in 2005 with a lost-time injury ("LTI") rate of 0.05 per 200,000 workforce hours, including permanent and contract workers (2006 – 0.15 per 200,000; 2005 – 0.05 per 200,000).

As with nearly all commodity-based mining and manufacturing operations, the key to operational excellence lies in operational reliability and cost management. Syncrude's goals include reliability and cost performance improvements through the use of structured operating, maintenance, reliability and procurement standards. Over the last few years, Syncrude has been challenged with reliability and performance issues at a time when a very complex and large scale construction project was ongoing with the Stage 3 expansion. Currently, with no significant growth projects underway, the Syncrude Participants have directed SCL to focus on ongoing reliability and performance issues. Safe, reliable operational performance is key to achieving lower per barrel operating costs. The ongoing implementation of the MSA between SCL and Imperial Oil remains a key component of the commitment made by the Syncrude Participants' to achieve this improved reliability.

Maintenance work has a key impact on Syncrude's operations and, consequently, on the cash from operating activities that Canadian Oil Sands derives. Maintenance work that occurs during the colder winter season may experience more time delays and operational issues due to the impact of having to work in extremely cold weather conditions. During these times, productivity of the mining operations may be reduced, resulting in temporary decreases of internally produced bitumen. Third party purchased bitumen supply will support increased production during times when excess upgrading capacity is available. Syncrude is focused on improving reliability in the mining operations to meet the rising needs of the upgrader as production is increased to design capacity rates. We currently estimate third party purchased bitumen volumes in 2008 will be less than five percent of total supply at Syncrude and, therefore we do not anticipate such purchases to have a material impact on Syncrude's production, and correspondingly, our financial results.

The Syncrude Operations



Tumblers
Oil Sand
Oil Sand
Oil Sand Slurry
Mildred Lake
Cyclofeeder
Aurora Mine
Slurry Prep Tower
Bitumen Froth
Inclined Plate Settler
Tailings Settling Basin
Centrifuge
Blended Product to Pipeline
Refineries and Pipeline Terminals
Fluid Cokers
Hydrotreaters
Vacuum Distillation Unit
LC Finer
Hydrogen Plant
Water
Air
Nitrogen
Steam
Electricity
Utilities

Mining

Syncrude currently mines oil sands from two mines: The North Mine, located near the Mildred Lake site, and the Aurora North Mine, located 35 kilometres northeast of the base operations site. During 2006 and 2007, ore extraction was phased out of Syncrude's original Base Mine. The mining and extraction methodologies utilized at Syncrude have evolved over time as technological innovation has been continuously introduced. The initial mining operations were based on the use of very large draglines, bucket-wheel excavators and long conveyor systems. These original systems have, for the most part, been retired in favour of new technologies. The current mining operations utilize very large shovel excavators and mining haul trucks. This technology, now the standard in the oil sands mining industry, is known as "truck and shovel" mining. The larger shovels can excavate 100 tonnes in a single pass and the larger haul trucks can carry 400 tonnes of material from the mine face to the dumping location. A fleet of 15-20 shovels and 80-90 haul trucks are used in the overburden and oil sands ore mining operations at Syncrude.

The Base Mine began operations in 1978 and was closed in 2007. The North Mine began operations in 1997 and Aurora North Mine in 2000. The Aurora North Mine is comprised of Leases 10, 12 and 34. The Aurora North Mine operations use a new generation of larger 400-tonne trucks and larger shovels. The Aurora North mine contributed 55 per cent of the total bitumen produced from Syncrude in 2007 (2006 – 58 percent) and the North mine contributed 45 per cent (2006 – 31 per cent). The Base Mine did not contribute any bitumen in 2007 (2006 – 11 per cent).

It is important to note that mining operations not only deal with oil sands excavation and delivery to extraction operations but also with overburden removal and disposition. Overburden is the sand and clay material found above the oil sands bearing layer in the Athabasca oil sands formations. It must be removed in order to expose the oil sands bearing layers for mining. In 2007, the total volume of overburden mined was approximately 226 million tonnes compared to 214 million tonnes in 2006.

Since its completion in 2005, the South West Quadrant Relocation project has added a supplemental mining system at the North Mine, feeding the existing Mildred Lake extraction plant; integrated a third material handling train into the Aurora North mine in addition to the existing two full trains of mining and extraction systems; increased the effective utilization of the two existing Aurora North bitumen production systems; and provided additional thermal energy sources at Aurora North by adding a second 80MW gas turbine generator and heat recovery hot water generator. This additional mining capacity has served to offset the phased out production from the Base Mine.

Extraction

Historically, all extraction activity occurred at the Mildred Lake plant as the ore was mined exclusively at the Base Mine. As part of the transition from the Base Mine to the North Mine and subsequently to the Aurora North Mine, the method of extraction and the location of extraction facilities have changed.

The ore from the Supplemental Mining System at the North Mine is delivered to the Mildred Lake extraction facilities by conveyor and is then mixed with steam, hot water and caustic soda to produce slurry at a temperature of approximately 80°C. This mixing process occurs in large horizontal rotating tumblers that condition the mixture for separation. This slurry is discharged from the tumblers onto vibrating screens to remove large rocks and lumps of clay prior to entering the primary separation vessel, where the floated bitumen is recovered. Much of this system continues to operate today.

At the North Mine, the ore is crushed in a double roll crusher, and conveyed to a cyclofeeder where it is mixed with warm water and caustic soda to produce a slurry at a temperature of approximately 50°C. The use of warm water in this process as opposed to hot water at Mildred Lake has led to decreases in energy consumption in this part of the operations. The resulting slurry is screened, and the oversized material is rejected for further crushing and reprocessing. The slurry is further conditioned as it is transported to the Mildred Lake extraction plant via a hydrotransport pipeline where it enters the primary separation vessels.

At the Mildred Lake extraction plant, the slurry from the North Mine flows into primary separation vessels and further separation takes place. The resulting froth is then mixed with the froth from the Aurora North Mine and diluted with naphtha prior to further processing. A final stage of separation removes substantially all of the remaining water and clay fines, leaving a relatively clean bitumen as the feedstock for the upgrader.

The extraction process at the Aurora North Mine is similar to the North Mine, with a few exceptions. After the ore is crushed in the double roll crusher, it is conveyed to a mixbox where it is mixed with water to produce a slurry with a temperature of approximately 35°C. Rather than shipping the oil sands slurry to the Mildred Lake extraction plant, the slurry is transported via a hydrotransport pipeline to one of two primary separation vessels located at the Aurora North Mine (approximately three to five kilometres from the mining area). Here, the sand settles to the bottom of the vessel and is transferred to the Aurora North Mine's tailings pond. The primary froth rises, is recovered and is then piped to Mildred Lake for further processing.

The material remaining after the bitumen is extracted from the oil sands consists of water, sand, fine clay particles and some residual hydrocarbons. This material is sent to a tailings settling basin where the solids settle to the bottom and the clarified water is recycled for re-use in the extraction process. The rate at which the fine tailings settle out of the water is extremely slow and is the subject of considerable research and development activity to identify the most cost effective and environmentally acceptable disposal method. A new composite tails technology using the mature fine tailings from the settling basin to create solid, permanent landscapes in mined-out areas began application at the Mildred Lake site during 2000. The key tailings research and development initiatives proposed for the next few years include: optimization of the composite tailings process, reclamation of tailings deposits, managing recycle water chemistry and development of thickened tailings for oil sand application.

One of the key performance metrics associated with the extraction operation is known as "recovery". Recovery measures the volume of bitumen recovered from the oil sand as a per cent of the oil that was contained in the oil sand processed in the extraction plants. In 2007, this recovery factor was approximately 92 per cent (2006 – 90 per cent). Improvements in extraction recovery ratios year-over-year are the result of continuous improvement initiatives undertaken by Syncrude.

Upgrading

Upgrading is the final stage in which the bitumen is converted into SCO. The first step in upgrading is the removal of the diluent naphtha which was added in the extraction plant. This naphtha is recycled to the froth treatment plant for re-use. Next, the bitumen is fed through a vacuum distillation unit in which lighter fractions of hydrocarbons are removed for further processing, as discussed later. The heavier bitumen components are processed in three fluid cokers and one LC Finer. While these two forms of upgrading bitumen are somewhat different, they have the same intended purpose, namely to break down the heavier hydrocarbon components into lighter components. The lighter hydrocarbons separated in the vacuum distillation unit are "by-passed" around the cokers and the LC Finer because they are already of sufficient quality to be processed directly in secondary upgrading process units. The vacuum distillation unit had a nominal capacity rating of 180,000 bbls/d of bitumen feed until, in the fourth quarter of 2005, its capacity was expanded as part of the Stage 3 expansion to about 285,000 bbls/d.

Fluid coking involves the thermal cracking of bitumen molecules into lighter components. The by-products of this process include petroleum coke, CO gas and off gas. CO gas is used as fuel in CO boilers to generate steam and power for the facility. Off gas is used as fuel in the upgrader. The residual coke produced in the coker is slurried into segregated cells in the tailings pond. The two original fluid cokers have been expanded in capacity over the years and, in 2007, each had a nominal capacity rating of approximately 105,000 bbls/d of a 50/50 mix of bitumen and heavier vacuum topped bitumen feed. This capacity was unchanged from the prior year. The third fluid coker, added in 2006 as part of the Stage 3 expansion, has the same purpose as the original two cokers but is designed to process 95,000 bbls/d of 100 per cent vacuum topped bitumen.

The LC Finer cracks bitumen molecules into lighter components via the addition of hydrogen and in the presence of a catalyst. This unit does not convert all of the bitumen to light products. An unconverted residual stream also is produced and this stream is sent to the fluid cokers to supplement the feed to those units. In 2007, the LC Finer unit had a nominal capacity rating of approximately 50,000 bbls/d of a 60/40 mix of bitumen and vacuum topped bitumen feed. This capacity was unchanged from the prior year.

One of the key performance metrics associated with the upgrading operation is referred to as "yield". Yield measures the volume of finished products produced per volumetric measure of bitumen feedstock. In 2007, the upgrading yield was approximately 84 per cent, basically unchanged from 2006.

The lighter hydrocarbon components produced by the three fluid cokers, the LC Finer, and those removed in the vacuum distillation unit are then sent to hydroprocessing units for further clean up, particularly for the removal of sulphur and nitrogen. Hydrotreating involves the removal of sulphur and nitrogen compounds via the addition of hydrogen in the presence of a catalyst. The hydrotreated components are then blended together into SCO. This SCO product contains no residuum and is low in sulphur, providing an attractive feedstock to refineries. With Stage 3 complete, the productive capacity of the upgrader rose to 129 million barrels of SCO per year by the end of 2006 (unchanged for 2007) compared to 90 million barrels of SCO per year in 2005. Actual production of SCO in 2007 was 111 million barrels, a significant increase from prior years. Production of SCO was 94 million barrels in 2006 and 78 million barrels in 2005.

With the start up of the new Stage 3 plants in August 2006, the quality Syncrude's finished synthetic crude oil blend was improved and re-designated SSP, short for Syncrude™ Sweet Premium. SSP is designed to have a diesel cetane number of approximately 38, up from the previous number of approximately 33, and the jet smoke point of approximately 19, up from 16. Our recent expectation was that the quality transition to SSP would occur in 2008 following repairs to the new hydrogen plant. However, the transition occurred in 2007, earlier than expected, as a result of the removal of some hydrogen constraints on various units. New hydrogen plant repairs are still expected to occur in 2008 to secure additional hydrogen feedstock for the continued production of SSP for when the operations reach design capacity rates.

Utilities and Offsites

The utilities plants are tasked with producing steam, electricity, air and water for the mining, extraction and upgrading plants. These commodities are often generated from fuels and heat produced as by-products in the major operating areas or from purchased energy sources such as natural gas or electricity.

Syncrude operates utility plants located both at the base Mildred Lake site and at the Aurora site. Energy systems are highly integrated at the Mildred Lake site, taking advantage of the heat generated in the upgraders and moving that energy to the energy-consuming plants in mining and extraction. At Aurora North, natural gas is purchased to provide the required utilities. Syncrude owns and operates two large gas turbine generators at Aurora North to provide both the required steam and power for the plants.

One of the key performance metrics associated with the integrated Syncrude operation is the "energy intensity". Energy intensity is measured in many ways in the industry but in Syncrude's case it is the amount of purchased energy consumed per barrel of SCO. In 2007, the purchased energy intensity was 0.84 GJ per barrel compared to 2006 which was 0.98 GJs per barrel. The increased consumption of 0.98 GJ's per barrel in 2006 was attributable to increased bitumen volumes sourced at the Aurora mine, and increased use of purchased natural gas for items such as steam generation during start-up of the Stage 3 facilities, which are highly integrated. The 2007 energy intensity reflects a full year of Stage 3 volumes. We estimate that long-term consumption going forward will be about 0.85 GJs per barrel as additional hydrogen, which is derived from natural gas, is used to produce the higher quality SCO and as bitumen is increasingly sourced from the Aurora mine. The Aurora mine relies mainly on purchased natural gas for its energy needs as process heat from the upgrader is unavailable due to the mine's remoteness from the Mildred Lake plant. Purchased natural gas prices decreased to $6.14 per GJ in 2007 compared to $6.26 per GJ in 2006.

Natural gas, used by Syncrude to fuel operating plants and as feedstock in the production of hydrogen, is transported to Syncrude from Alberta's gas production and transmission infrastructure through dedicated pipelines. The gas is purchased from producers under various supply contracts to manage Syncrude's requirements. This pipeline and storage infrastructure has been expanded in the Athabasca region in recent years to improve the overall deliverability and reliability of the supply system.

Off-sites are generally referred to as those facilities required to support the operation of the main processing plants. These facilities include product storage tank farms, waste water collection and handling systems and flares. Many of these facilities were expanded as part of the Stage 3 expansion project.

Syncrude operates a utility plant at its Mildred Lake site using refinery off gas, produced from the upgrading operation, augmented with natural gas. When operationally and economically desirable, Syncrude purchases power from, or sells power to, the Alberta electric power grid. Syncrude also owns two 80-Megawatt gas turbine power plants at the Aurora North mine site that provide electrical and thermal energy for the Aurora North mine operations. These plants are connected with the Mildred Lake facilities. The Aurora Thermal Block ("ATB") which consists of two hot water generators, has been in operation since mid-2004. The ATB facilities provide hot water generating capacity at Aurora North and allow the extraction process to operate at the required 35°C temperature.

Marketing

Each Syncrude Participant is responsible for marketing its own share of SCO and associated by-products, such as sulphur. After upgrading, the SCO is transported to markets in Canada and the U.S. through a system of inter-connected pipelines and storage locations. SCO is sometimes processed in refineries that have been specifically designed to benefit from SCO's unique properties. More often, however, it is purchased by refiners to blend with other crude oils to form a feedstock mixture which is suited to their specific refinery configuration. There are approximately 150 refineries in Canada and the U.S. Most refineries produce motor gasolines, diesel fuels, heating oils, and jet fuels. Others can also produce asphalts, lubricants and petro-chemicals. There are three refineries in or near Edmonton, Alberta which have the capability of taking synthetic crude oil as 25 per cent to 100 per cent of their feedstock. These three refineries consume approximately 160,000 to 170,000 barrels per day of synthetic crude oil.

Beginning in 2003, significant additions of synthetic crude oil production have come on-line, impacting where SCO was ultimately consumed. The production of synthetic crude oil from projects in the Fort McMurray, Edmonton and Hardisty areas of Alberta is expected to continue to increase over the next several years. As additional volumes of synthetic crude oil come into the market, our sales are made to a broader group of refineries than was historically the case. In 2004, more of our production was consumed downstream from Edmonton, Alberta to Eastern Canada and the U.S. than in the past. The trend continued in 2005, 2006 and 2007. While it is difficult to determine where our product is ultimately consumed, we anticipate that as our production volumes increase or the amount of synthetic crude oil production in the Fort McMurray and surrounding area increases, that we will continue to see a greater percentage of our production being consumed outside of Western Canada given the limited refining capacity in that area.

The growing production of bitumen in Alberta has necessitated the need for additional diluents to thin the bitumen so that it can be transported in pipelines. Traditionally, natural gas condensates, a by-product of the natural gas processing industry, have been the most common hydrocarbon diluent used to thin heavy bitumen for pumping. However, the growth in natural gas condensate production has not kept pace with the rising production of bitumen and new forms of diluent have been required. Synthetic crude oil has emerged as one of those new sources of diluent. The trend of increased use of synthetic crude oil as a diluent, however, is expected to be moderated as pipeline reversals and construction, either currently underway or planned, are expected to allow the import of condensate diluents from the U.S.

The vast array of pipeline and storage systems for the transportation of crude oils across Canada and the U.S. has been adequate to move Alberta based products to their intended markets. It is anticipated that these networks will both be expanded and extended at pace with the take-away capacity requirements of the growing Alberta based crude oil production in the future. The Spearhead pipeline and the ExxonMobil pipeline reversal projects in the first half of 2006 extended the market reach for Canadian oil production to new customers who previously were unable to access Canadian crude oil. However, in the near term, and prior to pipeline expansions that are scheduled to be completed, the balance between crude oil supply and capacity out of Western Canada is very tight. Small increases to supply or decreases to pipeline capacity could lead to temporary situations of insufficient capacity that may impact SCO sales prices and production, or both.

Canadian Oil Sands takes title to SCO at Syncrude's plant gate and then the SCO is transported by a pipeline dedicated for use by the Syncrude Participants from Fort McMurray to Edmonton at which point, our SCO volumes are sold or arrangements are made for further transportation. From mid-2001 to mid-2006, EnCana marketed our share of SCO production pursuant to a marketing agreement. During 2006, the marketing agreement with EnCana was not renewed and effective August 31, 2006 we began marketing our own production. Per barrel marketing costs as compared between 2007 and 2005 were reduced (excluding initial implementation costs). We believe that internalizing marketing has provided greater insight into our customer needs and assisted in the long-term development of product quality and distribution strategies. Profile building in the industry was a key undertaking for the new marketing team in 2006 and 2007. Members of the marketing group assumed positions on the crude oil, pipeline expansion and markets and transportation committees of the Canadian Association of Petroleum Producers, focusing on ensuring that policy decisions reflect the unique needs of light oil producers. Our marketing group is developing transportation alternatives which should reduce the risk of pipeline constraints in the coming years.

Customer education is an important objective for the marketing group as we have transitioned all of our production to SSP. This enhanced SSP product promises greater market potential with higher distillate cetane and smoke point characteristics compared to SSB. Syncrude's strict quality control standards ensure that its crude falls within a narrow, predictable set of parameters. We believe that this dependability has value for refiners, as it allows them to run their operations more smoothly and efficiently. We had anticipated that SSP's improved cetane level and jet fuel smoke point relative to SSB would enable some of our existing refinery customers to increase the amount of Syncrude production they process, and thereby contain transportation costs as our production would not have to move as far to clear the market. Early indications seem to support this expectation based on increases in certain refinery customers' demand for our product in the fourth quarter of 2007. Since Syncrude does not produce both products concurrently, it is not possible to determine if our new SSP volumes attract or will attract a premium price over our SSB product.

Synthetic crude oil sales contracts are commonly negotiated directly with refiners throughout North America. Typical contract terms are based on 30, 60 or 90 day arrangements which continue unless terminated but are occasionally made for one year terms. Synthetic crude oils are usually priced each month on the basis of Canadian and U.S. market prices, which reflect the market balance between supply and demand for crude oil, transportation costs and refined product values.

Syncrude also removes sulphur as part of its upgrading process. Currently, the majority of this sulphur is stockpiled at Syncrude's Mildred Lake plant site. Over the past few years, Syncrude has been exploring the ability to store sulphur blocks underground. Initial information indicates that this may be a viable and environmentally friendly solution. Syncrude continues to research alternatives for addressing this issue, which affects other sulphur producers in the petroleum industry. In 2005 the Trust entered an agreement with a major sulphur marketer to sell our share of Syncrude's sulphur production. The agreement provided for the sale of sulphur once certain port infrastructure was constructed, if the price exceeded an established minimum plant gate price. The construction of port infrastructure has been delayed pending approvals and project support. Sales under this contract may begin in 2009 if the buyer proceeds with the construction of the port infrastructure later this year. In the meantime, interim sales are also accruing from time to time for smaller volumes of sulphur.

Competition

The Canadian and international petroleum industry is highly competitive in all aspects, including the distribution and marketing of petroleum products. Syncrude competes with other producers of synthetic and conventional crude oil. Most of the conventional producers have considerably lower operating costs but higher finding costs. The petroleum industry also competes with other industries in supplying energy, fuel and related products to consumers. In particular, the increased activity in construction of new oil sands projects and in the production and mining of oil sands generally has created shortages in the supply of skilled labour and certain components such as large truck tires used in mining operations. With the completion of Stage 3, we do not expect to face these issues to the same degree as oil sands projects that are entering the construction phase. However, our operations were, and continue to be, impacted by the labour shortage both on the cost and scheduling aspects. The rate of labour turnover at Syncrude increased again in 2007 compared to 2006 driven largely by the retirement demographics of an aging workforce at SCL and the migration of other employees to competing projects.

Seasonal Factors

As the Syncrude Project is located in Northern Alberta, work during winter months is often more difficult as the extreme cold temperatures make steel brittle and limit the time that individuals can work in areas exposed to the elements. Accordingly, this may impact operating and capital costs as demonstrated by the operational upset that occurred in January 2008. Quarterly variances in revenues, net income, and cash from operating activities are caused mainly by fluctuations in crude oil prices, production and sales volumes, operating costs and natural gas prices. Net income is also impacted by non-cash foreign exchange gains and losses caused by fluctuations in foreign exchange rates on our U.S. dollar denominated debt and by future income tax changes. A large proportion of operating costs are fixed and, as such, unit operating costs are highly variable to production volumes. While the supply/demand balance for synthetic crude oil affects selling prices, the impact of this equation is difficult to predict and quantify and has not displayed significant seasonality. Syncrude maintenance and turnaround activities are typically scheduled to occur in the first or second quarter. However, the exact timing of unit shutdowns cannot be accurately scheduled, and unplanned outages will occur. As a result, production levels also may not display reliable seasonality patterns or trends. Maintenance and turnaround costs are expensed in the period incurred and can lead to significant increases in operating costs and reductions in production in those periods, as demonstrated by per barrel operating costs of $30.13 in the second quarter of 2007 and $40.26 in the first quarter of 2006. Natural gas prices are typically higher in winter months as heating demand rises, but this seasonality is significantly influenced by weather conditions and North American natural gas inventory levels.

Cost escalation, particularly as a result of inflationary pressures in the Fort McMurray area, has been a significant trend over the last few years. The Trust's depletion and depreciation rate, asset retirement obligation, operating and capital costs have all been impacted by higher cost of materials, services and labour. We anticipate that these inflationary pressures will continue in light of the significant level of expected oil sands activity over the next several years.

Environmental Protection

The oil and gas industry in Alberta is subject to extensive controls and regulations. The regulatory scheme, as it relates to oil sands, is somewhat different from that relating to conventional oil and gas production. Outlined below are some of the more significant aspects of the legislation and regulations governing the mining, extraction, upgrading and marketing of oil sands.

Environmental Regulation and Compliance

Oil sands operations, including Syncrude, are subject to environmental regulation pursuant to provincial and federal legislation. Environmental legislation requires various approvals and provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with certain oil and gas industry operations. In addition, legislation requires that facilities and operating sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in the imposition of fines and penalties. In Alberta, environmental compliance is primarily governed by the AEPEA. The AEPEA imposes certain environmental responsibilities on oil and natural gas operators in Alberta and, in certain instances, also imposes significant penalties for violations. SCL has received and presently maintains the requisite environmental approvals necessary to operate the Syncrude Plant.

The December 1999 AEUB approval of Syncrude's upgrading expansion application allows production of 173 million barrels of SCO per year using technology identified in the application. This permit expires on December 31, 2035.

Syncrude also maintains approvals from AENV regulating the discharge of substances into the air and water. These approvals were issued with 10 year terms, the maximum term permitted by this legislation. The renewal or modification of approvals generally involves AENV soliciting the views of stakeholders (the local community, Aboriginal population and other interested persons). Renewal or modification of approvals is often conditional, permitting AENV to review the effect of discharges or the implementation and effectiveness of new technologies. AENV approval for the Aurora North operations was received in 1998. SCL received an environmental approval for its Mildred Lake oil sands processing facilities, Base Mine and North Mine operations until June 23, 2007. A new AEPEA approval was issued in June 2007 and is effective until June 23, 2017. In the approval, the AEPEA has stipulated revised parameters for soil salvage, soil placement thickness and soil layering requirements as part of Syncrude's reclamation obligation. This was the primary reason for the 31 per cent increase in the Corporation's asset retirement obligation from December 31, 2006 to December 31, 2007 (see below).

Syncrude Participants, including Canadian Oil Sands, are liable for their share of ongoing environmental obligations for the ultimate reclamation of the Syncrude Joint Venture properties. The asset retirement obligation, or ARO, represents the present value estimate of Canadian Oil Sands' share of these costs for the mine and extraction facilities.

Canadian Oil Sands records the discounted estimated fair value of the future reclamation liability (ARO liability) on our Consolidated Balance Sheet as an increase to capital assets and as an ARO liability. The depreciation expense on the asset and the accretion expense on the obligation are recorded in depreciation, depletion and accretion expense. At December 31, 2007, the ARO liability recorded on the Consolidated Balance Sheet was approximately $226 million, a 31 per cent increase from the $173 million recorded at December 31, 2006. As noted above, the increase is primarily due to the changes required under the new AEPA approval. Canadian Oil Sands' share of Syncrude cash reclamation expenditures was about $1 million in 2007 and $2 million in 2006, which reduced the liability shown on our balance sheet. A full discussion of our accounting for the reclamation liability can be found in the notes to our consolidated financial statements in our 2007 annual report.

Since the inception of the Syncrude Project, the Syncrude Joint Venture is required to post annually with the AENV irrevocable letters of credit equal in amount to $0.03 per barrel of SCO produced from the Base Mines since inception of the Syncrude Project plus estimated reclamation costs relating to the Aurora North Mine to secure the ultimate reclamation obligations of the Syncrude Project. As at December 31, 2007, Canadian Oil Sands had posted letters of credit with the Province of Alberta in the amount of $61 million in 2007 compared to $49 million in 2006, to secure its pro rata share of the ultimate reclamation obligations of the Syncrude Participants.

In 2007, site reclamation expenditures totaled $1.8 million (2006 - $6.3 million) and approximately 86 hectares of land (2006 – 312 hectares) were reclaimed. Syncrude's long-term plan is to return the land to a stable, biologically self-sustaining condition with a vision of creating an area of forest, parklands and lakes. As at December 31, 2007, Syncrude had reclaimed more than 4,600 hectares of the land affected by its operation and planted approximately 4.5 million seedlings in the Athabasca area since 1978. A significant portion of the land that has been reclaimed by Syncrude is used as a grazing ground for more than 300 wood bison.

In addition to posting a letter of credit for its share of reclamation with the AENV, Canadian Oil Sands currently pays $0.1322 for each barrel of SCO produced and attributable to our 36.74 per cent working interest to a reclamation trust to fund our share of reclamation obligations for the Syncrude Project. Since 2002, we have the right to adjust the amount deposited in the mining reclamation trust from time to time as estimates of final reclamation costs change. As at December 31, 2007, we have accumulated (including interest earned on contributions), $37 million towards future reclamation in the reclamation trust. In 2006, this amount was $30 million.

The construction and operation of a large oil sands project such as Syncrude presents many environmental challenges. Responsible environmental management is a priority of the Syncrude Participants. The technical and managerial challenges to date have been addressed by SCL through many years of investment in research and the development of advanced management systems. SCL continues to seek ways to improve and reduce the cost of reclamation. SCL believes that it is currently in compliance with all material environmental requirements.

The Syncrude Participants support the voluntary reduction of greenhouse gas emissions, such as carbon dioxide, from Syncrude's operations. SCL is focused on reducing both energy consumption and greenhouse gas emissions per barrel of SCO produced rather than purchasing offsets or credits. SCL participates in the Cumulative Environmental Management Association and other organizations concerned with environmental, Aboriginal and community development matters.

A number of environmental regulations focus on limiting the emissions of gases and other substances from the Syncrude operations. In 2007, the Alberta government's Specified Gas Emitters Regulation under the Climate Change Emissions Management Act came into effect. The regulation requires that facilities emitting more than 100,000 tonnes of GHGs per year ("Large Emitters") must reduce their greenhouse gas ("GHG") emissions intensity by 12 per cent over the average emissions intensity levels of 2003, 2004 and 2005. If the emissions intensity target is not met through improvements in operations, compliance tools include: per tonne payment into the climate change and emissions management fund; purchase of Alberta based offsets; or purchase of emission performance credits from a different Alberta facility. The charge payable to the fund is $15 per tonne for every tonne above the 12 per cent target, beginning July 1, 2007.

These payments will be deposited into an Alberta-based technology fund for developing infrastructure to reduce emissions or support research into climate change solutions.

In the last six months of 2007, Syncrude accrued approximately $0.19 per barrel for compliance with the Specified Gas Emitters Regulation, which is reflected in the Trust's operating costs. The cost estimate remains preliminary pending Syncrude's actual CO2 emission intensity level and clarification from the Alberta Government regarding details of the implementation of the legislation, the calculation of the base-line emissions target and the actual 2007 emissions measurements. No cost estimates are available yet for future years.

On April 27, 2007 and March 10, 2008, the federal government released and enhanced, respectively, the Regulatory Framework for Air Emissions (the "Framework") which also sets out new GHG and air pollutant emission reduction targets. The Framework establishes an emission-intensity reduction target for existing facilities of six per cent per year to 2010, resulting in an initial enforceable reduction of 18 per cent from 2006 emission-intensity levels starting in 2010. Every year thereafter, a two per cent continuous emission-intensity improvement will be required. Oil sands mines and upgraders which begin operations between 2004 and 2012 (including major expansions, defined as increasing capacity by at least 25%) will be required to make a "clean fuel standard" emissions intensity reduction in addition to the initial 18 per cent reduction. Further, upgraders or major expansions to upgraders which begin operations in 2012 or later will be required to have an emissions intensity profile equivalent to that of a facility employing carbon capture and sequestration technology. In addition to GHGs, the Framework also contemplates reductions in air pollutants such as nitrogen oxides (NOx), Sulphur Oxides (SOx), Volatile Organic Compounds (VOCs), and Particulate Matter (PM) post-2012. Compliance with the new requirements would allow contribution to a technology fund until 2017 at a rate of $15 per tonne from 2010 to 2012, increasing to $20 per tonne and escalating by the rate of GDP growth from 2013 to 2017. Maximum compliance can be met through contributions to the technology fund of up to 70 per cent in 2010 declining to 10 per cent by 2017. After 2017, contributions to the technology fund are no longer possible, and an emissions trading market is envisioned.

The federal government's Framework formed the basis for public consultations, with draft regulations anticipated to be released in 2008. Specifics regarding implementation of the Framework and harmonization between the Framework and Alberta's regime remain unresolved, making it difficult for Canadian Oil Sands to provide an accurate estimate of the cost impact for compliance with the proposed federal regulations: However, the Framework is a challenging plan that could have a significant adverse effect on operating costs and/or require significant capital investment.

American legal and regulatory regimes regarding emissions and environmental protection may also impact the Trust. Environmental legislation in importing jurisdictions in the U.S. may directly affect costs associated with sales of Syncrude production in those jurisdictions. For example, legislation regulating carbon fuel standards in California and other states could result in increased costs to the Trust, if purchases of emission permits or credits are required in order to effect sales in those jurisdictions. The legal and regulatory regimes applicable to American refineries may also have significant, indirect consequences on Canadian Oil Sands' marketing of Syncrude products to the extent that the capacity of refining companies to handle Syncrude products is negatively impacted.

There are also various consultation processes underway by the Province of Alberta with regard to water usage in the oil and gas industry and the oil sands industry, in particular. Currently, no guidelines or recommendations have been issued by such regulatory review body, and as a result, we cannot assess the impact of any such proposals on our operations. Syncrude currently operates well within its water license limits and recycles approximately 85 per cent of its water usage.

Refer to the "Risk Factors" section of this AIF for a description of the risks associated with the various Environmental Regulations to which Syncrude is subject.

Regulation of Operations

In Alberta, the regulation of oil sands operations is now undertaken by the ERCB, which replaced the AEUB effective January 1, 2008. The ERCB derives its jurisdiction, in part, from the *Oil Sands Conservation Act* (Alberta). In addition to requiring certain approvals prior to the operation of an oil sands project, the *Oil Sands Conservation Act* (Alberta) allows the ERCB to inspect and investigate oil sands operations and, where a practice employed or a facility used in respect of the oil sands operations does not meet operating criteria recovery targets, to make remedial orders. Certain changes to an oil sands operation also require the approval of the ERCB.

Land Tenure

Oil from oil sands is produced under oil sands leases granted by the Province of Alberta. Such leases have initial terms which vary in length but generally are for 15 years. Although the terms of future leases may vary, the current Syncrude leases have, for the most part, 15-year terms. If production attributable to a lease exceeds the minimum production thresholds set forth in the lease, it automatically renews at the end of each term. In addition, leases renew automatically if a development plan for a project involving the lease has been approved by the Minister of Energy and is being pursued by the lessor. In 1997, the Province of Alberta approved the continuation of the four Aurora leases (being leases 10, 12, 31 and 34) based on the Syncrude Project development plan, including the Aurora project, and so long as such plan and approval is in effect and being followed, the Aurora leases will continue to renew at the end of each term. In 1999, SCL received confirmation that Leases 29 and 30 also are included for tenure purposes within the Syncrude Project development plan. In 2002, Leases 17 and 22 were continued under section 13 of the Oil Sands Tenure Regulations AR 50/2000 for an indefinite term with a production status.

Royalties and Taxes

The Province of Alberta imposes royalties of varying rates on the production of crude oil from lands where it owns the mineral rights. The products recovered by Syncrude are subject to a royalty which is payable to the Alberta Government.

In January 2002, following the conclusion of a transition period, the Syncrude Participants commenced paying royalties under the Oil Sands Royalty Regulations 1997. This legislation stipulates that the Province of Alberta will receive the greater of one per cent of the gross revenues after transportation costs and 25 per cent of the net revenues. The net revenues for any year are generally equal to the excess of gross revenues over allowed transportation, operating and non-production costs, capital expenditures and deemed interest expense and any unutilized carry forward deductions from previous years. In May 2006, Syncrude began paying Crown royalties at the higher 25 per cent of net revenues royalty rate, resulting in significantly higher Crown royalties in 2007 and 2006 compared to prior years. In 2005, due to the large capital expenditures for Stage 3, the minimum payment of one per cent of gross revenues was paid to the Alberta Government. We acknowledge the role this regime has played in enabling us to proceed with the expansion of Syncrude's facilities.

On October 25, 2007, the Alberta Government announced that it plans to introduce a new Crown Royalty regime, currently scheduled to be effective January 1, 2009, for the energy sector. The new royalty regime for oil sands projects is to be based on a sliding scale royalty rate that responds to WTI oil price levels. The pre-payout rate is proposed to start at one per cent of revenue and increase for every dollar WTI oil is priced above $55 per barrel, to a maximum of nine per cent of revenue when WTI oil is priced at $120 per barrel or higher. The royalty applied post-payout will start at 25 per cent of net revenue and increase for every dollar WTI oil is priced above $55 per barrel up to a maximum of 40 per cent of net revenue when WTI oil reaches $120 per barrel or higher. In addition to the revised royalty rates, the announced changes also note the Alberta Government's possible intention to take bitumen production in kind in lieu of Crown Royalty payments.

The Syncrude Joint Venture owners have a Crown Agreement with the Alberta Government that codifies the current royalty terms of 25 per cent of net revenues to December 31, 2015. The Agreement also provides Syncrude with a one time option prior to 2010 to convert from a royalty based on synthetic crude oil to a bitumen based royalty consistent with the rest of the Alberta oil sands industry. Under the Crown Agreement, a royalty based on crude bitumen shall provide for recapture by the Crown of the remaining value of costs previously deducted relating to upgrader growth capital in accordance with an amortization methodology agreed to by the parties.

The Syncrude owners are currently assessing the merits of exercising the option to convert to a bitumen based royalty, which is dependent upon certain items being clarified, including the upgrader growth recapture amount and amortization methodology. A methodology to value crude bitumen is also required as the Syncrude owners do not sell bitumen into the market place. The Province of Alberta, with input from industry, is considering bitumen valuation methodologies and has indicated that it intends to establish and implement a bitumen valuation methodology ("BVM") in 2008 that is based on a reference price (or a weighted average reference price) from one or more liquid, transparent, arm's-length Canadian heavy oil markets with adjustments to recognize differences in quality between the product represented by the selected market and the Bitumen from each particular source of Bitumen subject to the Crown Royalty, and adjustments to recognize transportation and handling costs of Bitumen and diluent. The Crown presently intends that the BVM may include a provision pursuant to which the Crown is entitled to increase the BVM price for royalty purposes if the Canadian heavy oil market prices are suppressed relative to North American heavy oil market prices as a result of a temporary disconnect between Canadian heavy oil and North American heavy oil market prices.

Canadian Oil Sands, as one of the Syncrude owners, is currently in discussions with the Alberta Government regarding both the conversion to a bitumen-based royalty and an equitable solution to offset Syncrude's transition to the higher generic royalty rate prior to 2016. Canadian Oil Sands is of the view that any transition to the new generic royalty terms must recognize our legal rights to the embedded value in Syncrude's contract with the Alberta Government. Any amendment to the current Crown Royalty agreement with the Alberta Government requires the agreement of all the Syncrude owners, not just a majority of those Syncrude owners. The Alberta Government has stated that in the event an agreement cannot be reached, the Alberta Government will take other measures to ensure a level playing field for all industry stakeholders. Until uncertainties regarding the conversion to a bitumen based royalty and the new regime and associated economic issues are resolved, Canadian Oil Sands cannot fully assess the long term impacts on the Syncrude Project's royalty expense.

Taxation of Syncrude-related income follows normal resource industry practices with a few important differences. As Syncrude is a mining operation, there are certain provisions that are unique, such as the accelerated capital cost allowance ("ACCA") up to the income from a mine for class 41(a) assets which applied to new mines or a major expansion of an existing mine where there was a 25 per cent or greater increase in mine capacity. Effective March 6, 1996, mining and oil sands operations, which have made capital expenditures in excess of five per cent of gross revenue in a fiscal year, are also eligible for ACCA for such expenditures over the five per cent threshold included in class 41 (a.1). The federal government, in its March 19, 2007 budget, enacted the phase out ACCA for oil sands projects. The current ACCA will continue to be available for assets acquired before March 19, 2007 and for assets acquired before 2012 that are a part of projects where major construction commenced prior to March 19, 2007. Other assets will still be eligible for ACCA but will be subject to phase-out rates between 2012 and 2015. The standard 25 per cent CCA rate will continue to apply after 2015.

On June 12, 2007, the new trust taxation rules previously announced by the Canadian federal government on October 31, 2006 were substantively enacted as Bill C-52. As a result, a 29 per cent tax will be applied to distributions from the Trust beginning in 2011, reducing to 28 per cent of distributions in 2012. Additional proposed changes announced by the Canadian federal government may reduce there rates further to 25 per cent. In response to the income trust tax changes, Canadian Oil Sands continues to evaluate alternatives as to the best structure for its Unitholders in the future. In Alberta where the Trust is registered, a corporation is subject to a lower overall tax rate than the rate that will apply to income trusts post-2010. The federal government has confirmed that it intends to allow conversions from a trust to a corporate structure to occur on a tax-deferred basis, although the rules of such a conversion have yet to be established. Under current expectations, we expect to convert to a corporate structure. We, plan however, to retain the flow-through advantages of a trust structure until 2011, unless circumstances arise that favour a faster transition to an alternate structure.

Employees

As at December 31, 2007, the Corporation employs 16 full-time and 4 part-time employees and one consultant. The Trust has no employees.

At the end of 2007, as the operator of the Syncrude Project, SCL employed approximately 4,700 people, all of whom were non-unionized. While it is believed that SCL will remain non-unionized, no assurance can be given that the workforce will not become unionized.

SCL also uses the services of various outside contractors to provide contract maintenance support for certain areas of the Syncrude Plant. Additional contractors also are required during shutdowns, maintenance work and major capital construction. Most of the workers employed by these contractors are unionized. Labour stability of the unionized contractor work force is maintained through a number of industry and site-wide agreements, which set labour rates and working conditions for unionized trade workers engaged in construction and maintenance activities at various projects in Alberta, including the Syncrude Plant.

RISK FACTORS

A substantial and extended decline in oil prices would have an adverse effect on Canadian Oil Sands

The financial condition, operating results and future growth of Canadian Oil Sands are substantially dependent on prevailing and expected prices of oil. Prices for oil are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil, market uncertainty and a variety of additional factors beyond the control of Canadian Oil Sands. Prices may be influenced by global and regional supply and demand factors. These factors include: weather conditions in Canada and the U.S.; the condition of the Canadian, U.S. and global economies; the actions of the Organization of Petroleum Exporting Countries; governmental regulation; political stability in the Middle East and elsewhere; war, or the threat of war, in oil producing regions; the foreign supply of oil; the price of foreign imports; and the availability of alternate fuel sources. All of these factors are beyond our control and can result in a high degree of price volatility not only in crude oil and natural gas prices, but also fluctuating price differentials between heavy and light grades of crude oil, which can impact prices for SCO. Oil prices have fluctuated widely in recent years and we expect continued volatility and uncertainty in crude oil prices. A prolonged period of low crude oil prices could affect the value of our crude oil properties and the level of spending on growth projects and could result in curtailment of production. Accordingly, low crude oil prices in particular could have an adverse impact on our financial condition and liquidity and results of operations. In view of the high fixed operating costs of SCL, the operating margin is very sensitive to oil prices. Any substantial and extended decline in the price of oil would have an adverse effect on the revenues, profitability and cash from operating activities of Canadian Oil Sands and may likely affect the ability of Canadian Oil Sands to pay distributions, and to repay its debt obligations.

While the Syncrude Project has not been shut down for non operational reasons by the Syncrude Participants since production commenced in 1978, a prolonged period of abnormally low oil prices could result in the Syncrude Participants deciding to suspend production. Any such suspension of production could expose Canadian Oil Sands to significant additional expense and would negatively impact its ability to pay distributions and to repay its debt obligations.

Distributions ultimately made by Canadian Oil Sands to its Unitholders are expected to be adversely impacted by changes to the taxation of income trusts and changes to the accelerated capital cost allowance classes by the federal government

The new tax changes will ultimately have a material adverse impact on the cash available for distributions to Unitholders after the transition period in 2011 (Namely, distributions of non-portfolio earnings would not be a tax deduction to the Trust, thus reducing the distributions paid). Currently, almost all of Canadian Oil Sands' Unitholder distributions are comprised of non-portfolio earnings. Distributions of non-portfolio earnings would be considered dividends under the new rule and eligible for the dividend tax credit, similar to the tax treatment on corporate dividends. As such, the after-tax impact would be relatively neutral to Canadian investors who hold our Units in taxable accounts. Investors who hold our Units in tax deferred accounts and non-resident Unitholders would see their after-tax realizations decline significantly. The impact of the federal government's trust tax announcement resulted in a substantial decline in the market value of trust units generally. In response to these changes, and based on current expectations, Canadian Oil Sands will likely convert to a corporation. We will also consider other options that may emerge based on further information from the federal government regarding transition rules. Implications of pending changes are difficult to evaluate without further clarification from the federal government and no assurance can be provided regarding the outcome of the transition.

Changes in the fiscal regime between the Province of Alberta and the Syncrude Project could affect Canadian Oil Sands' profitability

Refer to the "Royalties and Taxes" section of this AIF for a detailed discussion of the current royalty issues impacting Syncrude and Canadian Oil Sands.

Our results of operations are directly affected by the provincial government's fiscal regimes applicable to the Syncrude Project. The Syncrude Joint Venture owners are party to a Crown Agreement with the Alberta Government that codifies the current royalty terms of 25 per cent of net SCO revenues to December 31, 2015. The Crown Agreement also provides Syncrude with the option to convert to a bitumen-based royalty, consistent with the rest of the industry, prior to 2010. Canadian Oil Sands, as one of the Syncrude owners, is currently in discussions with the Alberta Government regarding both the conversion to a bitumen-based royalty and an equitable solution to offset Syncrude's transition to the higher generic royalty rate prior to 2016.

Canadian Oil Sands believes that any transition to the new generic royalty terms must recognize and preserve our legal rights to the embedded value in Syncrude's contract with the government. However, the Alberta Government has stated that in the event agreement cannot be reached, it will take other measures to ensure a level playing field for all industry stakeholders. Until current uncertainties regarding the conversion to a bitumen based royalty (including without limitation the establishment of a bitumen valuation methodology and the determination of upgrader growth capital recapture), the terms and timing of the transition to the new regime (including without limitation the resolution of the ongoing negotiations with the Alberta Government, further clarification regarding the government's intentions to potentially receive bitumen in kind in lieu of cash payments, and further clarification of certain items announced as part of the new regime), and the associated economic issues are resolved, Canadian Oil Sands cannot fully assess the long term impacts on the Syncrude Project's royalty expense.

Even if the Syncrude owners are able to reach an agreement with the Alberta Government, there can be no assurance that there will not be further changes to the Province of Alberta's regimes beyond those already announced.

Canadian Oil Sands may be impacted by risks inherent in the execution of and/or integration of a major project into existing operations.

There are certain risks associated with the execution of Syncrude's major projects, including without limitation, Stage 3 debottleneck and Stage 4. These risks include: our ability to obtain the necessary environmental and other regulatory approvals; risks relating to schedule, resources and costs, including the availability and cost of materials, equipment and qualified personnel, especially skilled construction and engineering labour; the impact of general economic, business and market conditions; the impact of weather conditions; our ability to finance growth if commodity prices were to stay at low levels for an extended period; the impact of new entrants to the oil sands business which could take the form of competition for skilled people, increased demands on the Wood Buffalo Region, Alberta infrastructure (for example, housing, roads and schools) and price competition for products sold into the marketplace; and the effect of changing government regulation and public expectations in relation to the impact of oil sands development on the environment. The commissioning and integration of new facilities and the execution of major projects within an operating plant present issues that require risk management. There are also risks associated with project cost estimates and scheduling provided by us. Some cost estimates are provided at the conceptual stage of projects and prior to completion of the final design scope and detailed engineering is needed to reduce the margin of error. Accordingly, actual costs can vary from estimates and these differences can be material.

The petroleum industry and energy sector are highly competitive

The Canadian and international petroleum industry is highly competitive in all aspects, including the distribution and marketing of petroleum products. The Syncrude Project competes with other producers of crude oil, some of whom have considerably lower operating costs. Also, an increasing supply of synthetic crude oil came on stream in recent years and is expected to increase further in 2008 and beyond. There is no guarantee there will be sufficient demand to absorb the increased supply without eroding the selling price, which could result in a deterioration of the price differential that Canadian Oil Sands may realize compared to benchmark crude oils such as WTI. Also, prices may decline to such an extent that our share of Syncrude's production is no longer economically viable. In response to growing volumes of synthetic crude oil and Syncrude's own expanding volumes following the Stage 3 completion, we have had to expand our markets to achieve the premium price we expect for our quality product. With the increased supply of synthetic crude oil, we may obtain lower net realized revenues and may need to sell our product to refineries further from the source of production. This will increase transportation costs to the consumers of the product and accordingly, the net realized selling price for our product may be negatively impacted. The petroleum industry also competes with other industries in supplying energy, fuel and related products to consumers.

In addition, the competition for skilled labour in the Wood Buffalo Region area has put pressure on recruiting, training and retaining the necessary personnel to operate Syncrude's facilities effectively and efficiently. To help provide an adequate supply of trained labour in its operations in the future, SCL supports local Aboriginal communities, colleges, universities, trade schools and various levels of government to help people develop the skills and knowledge they need to enter the workforce. SCL is one of the largest employers of Aboriginal people in Canada. In addition, SCL recruits extensively across Canada and, to a lesser extent, around the world to bring new workers to the region. The execution by SCL of the MSA with Imperial Oil should also enable SCL to access people and expertise from Imperial Oil and its affiliates, including ExxonMobil. However, there is no assurance that the net impact of any of these actions will offset the potential loss of personnel due to an aging workforce population and the competition for skilled workers.

The increase in world mining and manufacturing activity has caused longer procurement lead times for many materials used in the Syncrude operation. This has required Syncrude to place even more emphasis on maintenance planning and scheduling activities, with special attention to ensure adequate spare parts inventories are on hand at all times. Still, certain suppliers have been challenged to keep ahead of the surge in demand for maintenance and operating materials. If Syncrude cannot obtain such materials for its operations, production will be impacted and correspondingly, the sales volumes and cash from operating activities for Canadian Oil Sands would be negatively impacted.

Pipeline transportation and delivery infrastructure issues may cause an adverse impact on Canadian Oil Sands' results

All of our Syncrude production is transported to Edmonton, Alberta through the Alberta Oil Sands Pipeline Limited ("AOSPL") system. Disruptions in service on this system could adversely affect our crude oil sales and cash from operating activities. The AOSPL system feeds into various other crude oil pipelines that are used to deliver our SCO product to refinery customers throughout Canada and the United States. Interruptions in the availability of these pipeline systems may limit the ability to deliver production volumes and could adversely impact sales volumes or the prices received for our product. These interruptions may be caused by the inability of the pipeline to operate, or they can be related to capacity constraints as the supply of feedstock into the system exceeds the infrastructure capacity. While we believe long-term take-away capacity will exceed production growth for synthetic supply out of the Athabasca region, there can be no certainty that investments will be made to provide this capacity. There is also no certainty that short-term operational constraints on the pipeline system, arising from pipeline interruption and/or increased supply of crude oil, will not occur as current capacity is believed to be tight. In addition, planned or unplanned shutdowns of our refinery customers may limit our ability to deliver our SCO with negative implications on sales and cash from operating activities.

We limit exposure to these risks by allocating deliveries to multiple customers via multiple pipelines. We also maintain knowledge of the infrastructure operational issues and influence expansion proposals through industry organizations in order to assess and respond to delivery risks.

Marketing and transportation of synthetic crude oil

A significant volume of production from the Syncrude Project is sold to customers beyond Edmonton, Alberta to Eastern Canada and the U.S. As such, pipeline access and capacity, transportation tariffs and price differentials with competing products are all factors which can affect sales volumes for SCO as well as the realized selling price or netbacks received by Canadian Oil Sands for our share of production. As crude oil is consumed at delivery points further from Edmonton, Alberta to accommodate the larger amount of synthetic and heavy crude oil being produced, the realized selling price net of transportation costs is typically negatively impacted. While Syncrude's move to a higher quality product should help offset this, there can be no assurance that this will be the case or that the selling price realized by Canadian Oil Sands will not be negatively impacted in a significant manner.

Over the next five years, planned oil sands and heavy oil projects, including the Stage 3 expansion, could result in approximately 500,000 bbls/d of additional synthetic crude oil entering the market, some of which may be used for diluent. There can be no assurance that existing transportation systems will be sufficient to handle this additional production or that new transportation systems will be built in time or at all.

Canadian Oil Sands is subject to environmental legislation in all jurisdictions in which it operates and any changes in such legislation could negatively affect its results of operations

Each of the Syncrude Participants is liable for its share of ongoing environmental obligations and for the ultimate reclamation of the Syncrude Project site upon abandonment. Ongoing environmental obligations have been, and are expected to continue to be, funded out of the revenues from our sales of SCO. As the Syncrude operations involve use of water and the emission of sulphur dioxide and greenhouse gases such as CO_2, legislation which significantly restricts or penalizes current production levels would have a material impact in our operations. While Syncrude is focused on reducing these emissions on a per barrel basis, no assurance can be given that existing or future environmental regulations (see pages 22 to 25 of this AIF) will not adversely impact the ability of the Syncrude Project to operate at present levels or increased production, or that such regulations will not result in higher unit costs of production.

SCL announced in 2003 that it intends to both design and install a sulphur dioxide scrubbing system, referred to as the SER, which is designed to reduce the amount of sulphur dioxide produced on both a per barrel and absolute annual basis. These reductions would be in addition to reductions in sulphur dioxide emissions from the sulphur scrubbing technology that is part of the Stage 3 facilities. At the present time, there is no requirement under the AEPEA or the terms of SCL's current environmental approvals to install any additional or replacement sulphur dioxide scrubbing. However, there can be no assurance that requirements for installation of a system different from the one currently planned by Syncrude will not come into existence in the future or that any system which may be selected in anticipation of, or in response to, any such requirements will effectively lower sulphur dioxide emissions to desired or required levels. Syncrude's current cost estimate of $772 million for the SER is under review. There can be no assurance that the revised cost estimate will not be exceeded.

There are various consultation processes underway by the Province of Alberta with regard to water usage in the oil and gas industry and the oil sands sector in particular. As no conclusions or recommendations have been issued by such regulatory review body, we cannot assess the impact of any such proposals on our operations. Syncrude has operated below the license limits with respect to its use of water from the Athabasca River. However, as the Syncrude operations involve use of water. Any proposed legislation which significantly restricts or penalizes current production levels would have a material negative impact on our operations.

American legal and regulatory regimes regarding emissions and environmental protection may also impact the Trust. Environmental legislation in importing jurisdictions in the United States may directly affect costs associated with sales of Syncrude production in those jurisdictions. For example, legislation regulating carbon fuel standards in California and other states could result in increased costs to the Trust, if purchases of emission permits or credits are required in order to effect sales in those jurisdictions. The legal and regulatory applicable to American refineries may also have significant, indirect consequences on the marketing of Syncrude products to the extent that the capacity of refining companies to handle Syncrude products may be negatively impacted.

Syncrude produces a significant volume of fine tailings, which are presently held in a settling basin. Syncrude's closure and reclamation plan and thus its EUB approval depends on the use of consolidated tails ("CT") technology to manage tailings fluids and solids associated with bitumen production. As this is developmental technology, there is an inherent risk that the CT technologies used by Syncrude and most other oil sands producers may not be as effective as desired or perform as required in order to meet the approved closure and reclamation plan. While Syncrude continues to develop CT technologies and investigate alternative tailings management technologies, there is a risk of increased costs to develop and implement various measures and the potential for tailings specific regulatory approval conditions to be attached to future regulatory applications and/or renewals.

American climate change legislation could negatively affect markets for crude and synthetic crude oil

Environmental legislation in importing jurisdictions in the United States regulating carbon fuel standards could result in increased costs and/or reduced revenue to the Trust. For example, both California and the United States federal government have passed legislation which, in some circumstances, considers the lifecycle greenhouse gas emissions of purchased fuel and which may negatively affect marketing of Syncrude products, or require the purchase of emissions credits in order to affect sales in such jurisdictions.

The implementation of federal climate change legislation could increase Syncrude's operating costs

The Kyoto Protocol came into effect on February 16, 2005, and the federal Regulatory Framework for Air Emissions was proposed on April 27, 2007 and an enhanced version was released on March 10, 2008. The proposed Regulatory Framework provides details of proposed regulations which will require emissions intensity reductions, including an additional "clean fuel standard" emissions intensity requirement specific to upgraders and in situ oil sands operations commencing operation between 2004 and 2012. Also specific to upgraders and in situ oil sands operations commencing operations after 2012 is the requirement to meet a carbon capture and sequestration technology emissions intensity standard.

Numerous uncertainties regarding details of the implementation of both the Kyoto Protocol and the proposed federal Regulatory Framework remain, as well as harmonization with the Alberta Specified Gas Emitters Regulation, make it difficult to ascertain the cost estimate of climate change legislation compliance, including when third party costs factor their way into Syncrude's supply chain of goods and services. There is no assurance that the cost impact to Canadian Oil Sands of the Kyoto Protocol, subsequent legislation related to the Kyoto Protocol or the proposed Regulatory Framework will not be significant, which could result in a material adverse effect on our financial condition or our results of operations.

The benefits and expected results from the MSA may not materialize

The MSA may be cancelled by either SCL or Imperial Oil on 24 months notice. In addition, as with any service arrangement, especially one involving complex operations such as exists at Syncrude, the expected benefits and improvements in reliability, safety and energy efficiency may not be realized. This could have a negative impact not only on the operating costs as service fees continue to be payable but also on overall performance of the Syncrude operations and results.

Canadian Oil Sands has exposure to financial market risk

Canadian Oil Sands is subject to financial market risk as a result of fluctuations in foreign currency rates, interest rates and liquidity.

Foreign Currency Risk

Canadian Oil Sands' results can be significantly affected by fluctuations in the U.S./Canadian currency exchange rates as we generate revenue from oil sales based on a U.S. dollar WTI benchmark price, while operating costs and capital costs are denominated primarily in Canadian dollars. Over the last two years, the Canadian dollar has experienced significant volatility, ranging from a low of $0.84 US/Cdn in February 2007 to a high of $1.09 US/Cdn in November 2007. Our revenue exposure is partially offset by U.S. dollar obligations, such as interest costs on U.S. dollar denominated debt and our share of Syncrude's U.S. dollar vendor payments. In addition, when our U.S. Senior Notes mature, we have exposure to U.S. dollar exchange rates on the principal repayment of the notes. This repayment of U.S. dollar debt acts as a partial economic hedge against the U.S. denominated revenue payments we receive from our customers.

To the extent that Canadian Oil Sands issues debt securities denominated in foreign currencies, such an investment may entail significant risks that are not associated with a similar investment in a security denominated in Canadian dollars. Such risks include, without limitation, the possibility of significant changes in rates of exchange between the Canadian dollar and the various foreign currencies and the possibility of the imposition of currency controls by either the Canadian or foreign governments. These risks will vary depending upon the currency or currencies involved. At this time, Canadian Oil Sands only has Canadian and U.S. dollar denominated debt.

Interest Rate Risk

Canadian Oil Sands' results, and in particular our net interest expense, are impacted by U.S. and Canadian interest rate changes as our credit facilities and investments are exposed to floating interest rates. At December 31, 2007 the Trust had $16 million drawn on its credit facilities, but no other floating rate debt was outstanding. The Trust did not have a significant exposure to interest rate risk in 2007 based on the amount of floating rate debt or investments outstanding during the year.

Liquidity Risk

Liquidity risk is the risk that Canadian Oil Sands will not be able to meet its financial obligations as they fall due. Canadian Oil Sands was in full compliance of its debt covenants as at December 31, 2007.

In the next several years, two tranches of Canadian Oil Sands' debt will mature. As well, Canadian Oil Sands has stated its intention to increase net debt to approximately $1.6 billion. Therefore, Canadian Oil Sands will be subject to liquidity and interest rate risk in the coming years in respect of these financing requirements. In addition, we are exposed to liquidity risk to the extent we have financing requirements related to significant capital or operating commitments.

During 2007 the U.S. experienced a number of economic crises related to subprime lending and structured finance products which also impacted financial markets within Canada. One of the results was a tightening of North American credit markets characterized by a decline in liquidity and higher borrowing costs. Canadian Oil Sands has not been materially affected by this situation and we believe that the capital markets are still available to finance our obligations. There can be no assurance that this will continue to be the case.

Capital projects may experience cost overruns

Inherent in the mining of oil sands and production of synthetic crude oil is a need to make substantial capital expenditures. Inflationary pressures in the mining industry in general, and the Fort McMurray area specifically, are resulting in higher costs. This cost pressure impacts capital expenditures associated with expansion projects and sustaining capital expenditures. Further, there is a risk that maintenance at Syncrude will be required more often than currently planned or that significant capital projects could arise that were not previously anticipated. Canadian Oil Sands often provides estimates of costs for major projects. These projects typically evolve over time and we often provide estimates at various points from the conceptual stage, through to final scope design and detailed engineering. Updates are also often provided during project construction. At each stage, cost estimates involve uncertainties. Accordingly, actual costs can vary from estimates and these differences can be significant.

There is also a risk associated with providing cost estimates for major projects. Canadian Oil Sands often provides estimates for Syncrude's major projects, which encompass the conceptual stage through to final scope design, including detailed engineering cost estimates. However, these projects typically evolve over time and updates for significant timing and cost estimate changes are often required during project construction. At each stage of these major projects, cost estimates involve uncertainties. Accordingly, actual costs can vary from these estimates and these differences can be significant.

Canadian Oil Sands may not have the capital sufficient to fund all required capital expenditures; Capital Projects may experience significant cost overruns

Canadian Oil Sands and the other Syncrude Participants plan to continue to make substantial capital expenditures for the mining of oil sands and production of SCO. There is no assurance that capital cost overruns will not occur, that investments will deliver the production increases expected by design or that start up will occur as expected. Canadian Oil Sands has credit facilities available to assist it in funding capital expenditures in excess of cash from operating activities. However, it is expected that access to public debt and equity markets may be required from time to time. As noted in "Liquidity Risk", there can be no assurance that such public debt and equity markets would be available to Canadian Oil Sands.

Canadian Oil Sands will not be economically viable if reserves from the Syncrude Project cannot be economically produced and marketed

Market fluctuations of crude oil prices may render uneconomic the mining, extraction and upgrading of oil sands reserves containing relatively lower grades of bitumen. Moreover, short-term factors relating to the oil sands reserves, such as the need for orderly development of ore bodies or the processing of new or different grades of ore, may impair the profitability of a mine and upgrading facility in any particular accounting period.

Canadian Oil Sands will not be economically viable if reserves from the Syncrude Project cannot be economically produced and marketed.

There are a number of risks particular to the Syncrude operations that could have a material adverse impact on Canadian Oil Sands

Currently, our interest in the Syncrude Project is our only material asset. The Syncrude Project is a single inter-related and inter-dependent facility. The shutdown of one part of the Syncrude Project could significantly impact the production of SCO. Since essentially the sole source of income to Canadian Oil Sands is the sale of SCO, a shutdown may reduce, or even eliminate our cash from operating activities. Also, complications could arise when new systems are integrated with existing systems and facilities. The risk of such complications is somewhat mitigated by Syncrude's procedures of performing a sequenced start-up of units. However, there can be no assurance that the Syncrude Project will produce synthetic crude oil in the quantities or at the cost anticipated, or that it will not cease producing entirely in certain circumstances. Operating costs to produce SCO are substantially higher than operating costs to produce conventional crude oil. An increase in operating costs could have a materially adverse effect on Canadian Oil Sands, our net income and cash from operating activities.

The Syncrude Project is located in a remote area, and is serviced by one all-weather road. In the event that the road is closed due to climatic conditions or other factors, SCL may encounter difficulties in obtaining materials and labour required for it to continue production.

As the Syncrude Project is our only material producing asset, if a terrorist or other third party attack were to either hit Syncrude's operations or the pipelines which transport our product, this could result in a substantial or total reduction in sales of our product for a prolonged time frame, which would have a material impact on our ability to generate cash from operating activities and therefore negatively impact our ability to meet our operating and debt requirement in the interim until operations could be resumed.

The production of synthetic crude oil requires high levels of investment and has particular risks, such as settling basin dyke failures, fires, explosions, gaseous leaks, spills and migration of harmful substances, any of which can cause personal injury, damage to property, equipment and the environment, and result in the interruption of operations. Moreover, there are regulatory and economic risks associated with the emerging technologies required to economically and feasibly produce SCO at the Syncrude Project. For example, there are limited assurances that current reclamation technologies associated with the fine tailings will achieve current objectives, which may result in new investments in research as well as more stringent involvement by regulators. As such, there may be greater technological risks. Some of these risks cannot be insured.

Syncrude produces and stores significant amounts of sulphur in sulphur blocks at its plant site as there is presently a limited market for the sulphur. There can be no assurance that future environmental regulations pertaining to the use, storage, handling and/or sale of sulphur will not adversely impact the unit costs of production of SCO.

Canadian Oil Sands could experience an inability to meet debt service amounts

The ability of Canadian Oil Sands to meet our debt service obligations will depend on the future operating performance and financial results of Syncrude, which will be primarily subject to factors beyond our control, including, among others, requirements to fund our pro rata share of operating costs and capital expenditures which may exceed revenue received from the sale of our pro rata share of SCO. If we are unable to obtain sufficient cash to service our debt, we may be required to refinance all or a portion of our debt, obtain additional financing or sell certain of our assets. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained on acceptable terms, nor can there be any assurance as to the timing of any such asset sales or the proceeds which could be realized therefrom.

An increase in natural gas prices or shortages in the supply of natural gas could have an adverse effect on Canadian Oil Sands

The financial condition, operating results and future growth of Canadian Oil Sands is substantially affected by the price of natural gas. Natural gas is used in material quantities as a feed stock at the Syncrude Project primarily for the production of hydrogen and to a lesser extent as a fuel for the generation of heat, steam and power. The price of natural gas is subject to large variations based on supply and demand for natural gas in North America. SCL and Canadian Oil Sands have no control over such prices. A prolonged period of high natural gas prices or a material increase in natural gas prices could have an adverse effect on the profitability and cash from operating activities of Canadian Oil Sands. Additionally, in Alberta, there could be a restriction on the amount of natural gas available in the future, which would impact production and the operating costs for Canadian Oil Sands.

Purchased natural gas is a significant component of the bitumen production and upgrading processes. Increases in natural gas prices therefore introduce the risk of significantly higher operating costs. Similar to crude oil prices, monthly average natural gas prices have also experienced significant movements over the last three years, from a high of approximately AECO $12 per GJ during November 2005 to a low of approximately AECO $4.22 per GJ during October 2006. To the extent crude oil prices and natural gas prices move together, the risk of natural gas price increases is mitigated as the Trust is significantly more levered to oil price increases. The main risk involves a de-linking of crude oil and natural gas price movements, such that gas prices increase relative to crude oil prices. The Trust has previously used hedge positions to mitigate natural gas price risk and will continue to assess the strategy as a means to manage short-term operating costs. No natural gas hedges were utilized in 2007, 2006 or 2005, and as at March 15, 2008, we have no natural gas hedges in place.

While the natural gas resource is not currently in production and there are no development plans at this time, the 2006 acquisition of CSP's natural gas interests, which are estimated to have approximately 0.9 tcf of natural gas resource, provides Canadian Oil Sands with a partial long-term hedge against significant future natural gas price increases.

The Syncrude Project's operations are subject to extensive government regulation; the costs of compliance with additional government regulation and the cancellation of government licenses could have an adverse effect on Canadian Oil Sands

The Syncrude Project's mining, extraction, upgrading and utilities activities are subject to extensive Canadian federal, provincial and local laws and regulations governing exploration, development, transportation, production, exports, labour standards, occupational health, waste disposal, protection and redemption of the environment, safety, hazardous materials, toxic substances and other matters. We believe that SCL is in substantial compliance with all applicable laws and regulations. Amendments to current laws and regulations governing operations and activities of mining and refining companies and the more stringent implementation thereof are actively considered from time to time and the implementation thereof could have a material adverse impact on the Syncrude Project. There can be no assurance that the various government licenses granted to the Syncrude Project will not be cancelled or will be renewed upon expiry or that income tax laws and government incentive programs relating to the Syncrude Project, and the mining and oil and gas industries generally, will not be changed in a manner which may adversely affect Canadian Oil Sands. The Syncrude Project facility approval granted by the AEUB expires on December 31, 2035 unless extended.

Environmental legislation in importing jurisdictions in the United States regulating carbon fuel standards could result in increased costs and/or reduced revenue to the Trust. For example, both California and the United States federal government have passed legislation which, in some circumstances, considers the lifecycle greenhouse gas emissions of purchased fuel and which may negatively affect marketing of Syncrude products, or require the purchase of emissions credits in order to affect sales in such jurisdictions.

Nature of Trust Units

Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in a corporation. Units represent a fractional interest in a trust. As holders of Units, Unitholders will not have all the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The market price of the Units will be sensitive to a variety of market conditions including, but not limited to, crude oil prices, interest rates and the ability of the Trust to develop and produce its reserves. Changes in market conditions, especially fluctuations in the level of crude oil prices, may adversely affect the trading price of the Units.

Certain aspects relating to oil reserves data and future net revenue estimates are uncertain

The reserves, contingent resources, prospective resources and estimated remaining to be recovered resources figures contained or incorporated by reference into this AIF are estimates and no assurance can be given that the indicated level of recovery of SCO will be realized. Reserves, contingent resources, prospective resources and estimated remaining to be recovered resources estimated for properties that have not yet commenced production may require revision based on actual production experience, further core hole drilling and several other factors. Such figures have been determined based upon the term of the operating permit, plant processing capacity and estimates of yield and recovery factors as well as estimates of bitumen in place. All such estimates are to some degree uncertain, and classifications of reserves, contingent resources, prospective resources and estimated remaining to be recovered resources figures are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable reserves or resources, prepared by different engineers or by the same engineers at different times, may vary. Canadian Oil Sands' actual production, revenues and development and operating expenditures with respect to its reserves, contingent resources, prospective resources and estimated remaining to be recovered resources figures may vary from such estimates. As well, the estimates of future net revenues are dependent on estimates of future oil prices, capital and operating costs. Variances to actual costs may be significant. As such, these estimates are subject to variations due to changes in the economic environment at the time and variances in future budgets and operating plans.

The reserves contingent resources, prospective resources and estimated remaining to be recovered resources figures included in the reserves and resources data are calculated in accordance with Canadian practices and may not be directly comparable to practices in other jurisdictions. In addition, the procedures used to estimate reserves from the Syncrude Project are not directly comparable to the procedures used to estimate conventional reserves.

Certain decisions regarding the operation of the Syncrude Project require agreement among the other Syncrude Participants

The Syncrude Project is a joint venture currently owned by seven Syncrude Participants, including the Corporation. Each Syncrude Participant's voting interest is equal to its pro rata interest in the Syncrude Project. Certain decisions regarding the operations of the Syncrude Project require majority agreement among the Syncrude Participants and some fundamental decisions require unanimity. Canadian Oil Sands, through the Corporation, has a representative who chairs Syncrude's Management Committee, which is a committee of the Syncrude Participants that determines the oversight of the Syncrude Joint Venture. Future plans of the Syncrude Project, including proceeding with Stage 3 debottlenecking and Stage 4, will depend on such agreement and may depend on the financial strength and views of the other Syncrude Participants at the time such decisions are made.

Canadian Oil Sands cannot provide unequivocal assurance that it is not a passive foreign investment corporation for U.S. tax purposes

While Canadian Oil Sands has obtained independent advice that the better view is that it is not a passive foreign investment corporation for U.S. tax purposes, we cannot provide unequivocal assurance that U.S. tax regulators will not take a different view. The Corporation, as the Trust's operating subsidiary, has employees that are actively engaged in managing the Trust's investment in Syncrude and also market Canadian Oil Sands' share of SCO production. However, if U.S. authorities view this activity as "passive", then Unitholders residing in the U.S. may be subject to additional taxes and filings as a result of such determination.

Unitholders may have liability beyond their investment in limited circumstances

Canadian Oil Sands' Amended and Restated Trust Indenture (the "Trust Indenture") provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs or for any act or omission of the Trustee, provided that in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Trust's assets. In addition, the Trust Indenture states that no Unitholder is liable to indemnify the Trustee or any other person for any liabilities incurred by the Trustee, including with respect to taxes payable by the Trust or the Trustee, and all such liabilities will be enforced only against, and will be satisfied only out of, the Trust's assets. The Trust Indenture also provides that all contracts entered into by or on behalf of the Trust should generally contain a provision or be subject to an acknowledgement to the effect that the obligations of the Trust thereunder will not be binding upon Unitholders personally and that such provisions and acknowledgement shall be held in trust and enforced by the Trustee for the benefit of the Unitholders.

Effective July 1, 2004, the Alberta Government implemented section 2(1) of the *Income Trust Liability Act*, which specifically provides that beneficiaries, as beneficiaries, are not liable for any act, default, obligation or liability of the trustee of any Alberta income trust. The Trust is an Alberta income trust. However, a Unitholder who has been actively involved in the direction or management of the Trust beyond voting Units at Unitholder meetings may incur liability beyond their investment.

In conducting its affairs, Canadian Oil Sands has assumed certain existing contractual obligations and may have to do so in the future. Although we will use reasonable efforts to have any contractual obligations modified so as not to have such obligations binding upon any of the Unitholders personally, we may not obtain such modification in all cases. To the extent that any claims under such contracts are not satisfied by Canadian Oil Sands, there is a risk that a Unitholder may be held personally liable for obligations of Canadian Oil Sands where the liability is not expressly disavowed, as described above.

RESERVES DATA AND OTHER INFORMATION

Reserves data and other information

In 2003, Canadian Securities Administrators implemented new standards of disclosure for reporting issuers engaged in upstream oil and gas activities. National Instrument 51-101 ("NI 51-101") establishes a regime of continuous disclosure for oil and gas companies and includes specific reporting requirements. NI 51-101 was further amended on December 31, 2007. Canadian Oil Sands applied for and received an order from the various securities commissions in Canada allowing Canadian Oil Sands to report, on a consolidated basis, the reserves of the Trust's subsidiaries with such reporting being made only at the Trust level and to footnote the per cent of interest that the Corporation holds of such aggregate amount. The Trust's year-end reserves report summarized in this AIF is compliant with NI 51-101.

In conjunction with NI 51-101, the Standing Committee on Reserves Evaluation of the Calgary Chapter of the Society of Petroleum Evaluation Engineers and the Standing Committee on Reserves Definitions of the Canadian Institute of Mining, Metallurgy and Petroleum developed the Canadian Oil and Gas Evaluation Handbook ("COGEH") to serve as the guidelines for conducting reserves evaluations and reporting the results thereof. Canadian securities regulators require reporting issuers to comply with the COGEH, as amended from time to time.

To assist you in understanding the terminology required by NI 51-101, we are providing the following definitions:

> **Proved Reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. NI 51-101 further identifies the certainty level for proved reserves as "at least a 90 per cent probability that the quantities actually recovered will equal or exceed the estimated proved reserves".
>
> **Proved plus Probable Reserves** are those additional reserves that are less certain to be recovered than proved reserves. NI 51-101 defines the certainty level as "at least a 50 per cent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves." Therefore, under NI 51-101, the proved plus probable reserves represent a "best estimate" or "expected reserves".

Based on an independent engineering evaluation conducted by GLJ Petroleum Consultants Ltd. ("GLJ") effective December 31, 2007 and prepared in accordance with NI 51-101, Canadian Oil Sands had proved plus probable reserves of 1.8 billion barrels. All reserve information in this section is based on Canadian Oil Sands' working interest of 36.74 per cent in the Syncrude Joint Venture as at December 31, 2007. Proved developed producing reserves represent 55 cents of proved plus probable reserves. Proved non-producing reserves have not been assigned. Canadian Oil Sands currently produces only one product type, namely SCO.

Our crude oil reserves quantities and future net revenues were determined by GLJ utilizing GLJ's price forecast as of December 31, 2007. In addition, future net revenues using constant prices and costs as prepared by GLJ are also disclosed. The reserves estimates were constrained to areas where Syncrude currently has approvals to mine. The future net revenues shown below are based on the current Alberta oil sands royalty regulations and are prior to provision for currency hedging, interest, debt service charges, general and administrative costs, insurance and mine reclamation costs. It should not be assumed that the discounted future net revenues estimated represent the fair market value of the reserves. The effective date of the reserves estimate and revenue projection in this AIF is December 31, 2007.

Estimates of reserves and projections of production were generally prepared using data to February 8, 2008. The GLJ report is dated February 25, 2008. Canadian Oil Sands, on behalf of the Trust and its subsidiaries, provided GLJ with a representation letter confirming that complete and correct information has been provided to GLJ.

The reserves quantities and future net revenues set out in this AIF are dependent upon a number of assumptions and estimates. They are also subject to risks and uncertainties regarding crude oil prices, including the realized selling price that Canadian Oil Sands receives relative to Edmonton par, the impact of proposed Crown royalty changes, any impact of announced or potential environmental legislation or sanctions that may be imposed and various other factors outlined in this AIF as well as the impact that the timing and costs of developing Aurora South may have. We would refer you to the discussion under the heading Risk Factors for the full discussion of these risks and uncertainties. In addition, the evaluation does not consider the potential impact of Syncrude's research efforts and new technology developments.

Summary of Reserves as at December 31, 2007

Forecast Prices and Costs (1)(2)(3)

Reserves Category	Synthetic Crude Oil Reserves Gross million bbls	Synthetic Crude Oil Reserves Net million bbls	Before Income Taxes Future Net Revenue Discounted ($ millions)[4] 0%	5%	10%	15%	20%
Proved Developed Producing	986	857	35,685	19,837	12,973	9,516	7,539
Proved Developed Nonproducing	-	-	-	-	-	-	-
Total Proved	986	857	35,685	19,837	12,973	9,516	7,539
Probable	812	703	37,697	11,126	4,000	1,716	850
Total Proved Plus Probable	1,798	1,560	73,382	30,963	16,973	11,232	8,389

Reserves Category	Synthetic Crude Oil Reserves Gross million bbls	Synthetic Crude Oil Reserves Net million bbls	After Income Taxes Future Net Revenue Discounted ($ millions) 0%	5%	10%	15%	20%
Proved Developed Producing	986	857	28,317	16,171	10,873	8,179	6,622
Proved Developed Nonproducing	-	-	-	-	-	-	-
Total Proved	986	857	28,317	16,171	10,873	8,179	6,622
Probable	812	703	28,158	8,227	2,916	1,225	589
Total Proved Plus Probable	1,798	1,560	56,475	24,398	13,789	9,404	7,211

Notes:

(1) Canadian Oil Sands Limited constitutes 100 per cent of the total reserves shown.

(2) Figures may not add correctly due to rounding.

(3) Based on a light sweet crude oil price at Edmonton, Alberta (see Forecast Prices used in Estimates).

(4) The before income tax future net revenue discounted at 10 per cent on a $/bbl (net) basis for each category is as follows:

	$/bbl
Proved developed producing	$15.13
Proved developed non producing	$ -
Total proved	$15.13
Probable	$ 5.70
Total proved plus probable	$10.88

Total Future Net Revenue (Undiscounted Forecast Prices and Costs)[1][2]

($ Millions)

Reserves Category	Revenue	Royalties	Operating Costs	Capital Development Costs	Abandonment Costs	Future Net Revenues Before Income Taxes	Income Tax	Future Net Revenues After Income Taxes
Proved Developed Producing	90,525	11,895	31,250	11,695	-	35,685	7,369	28,317
Proved Developed Nonproducing	-	-	-	-	-	-	-	-
Total Proved	90,525	11,895	31,250	11,695	-	35,685	7,369	28,317
Total Probable	92,672	12,566	33,091	9,318		37,697	9,538	28,158
Total Proved Plus Probable	183,197	24,461	64,341	21,013	-	73,382	16,907	56,475

Notes:

(1) Figures may not add correctly due to rounding.

(2) Mining reclamation costs were not included in these calculations. Future mining reclamation costs for proved reserves are estimated at $743 million and for proved plus probable reserves at $988 million.

Constant Prices and Costs[1][2][3]

Reserves Category	Reserves Gross million bbls	Reserves Net million bbls	Before Income Taxes Future Net Revenue Discounted ($ millions)[4] 0%	5%	10%	15%	20%
Proved Developed Producing	986	822	45,456	26,173	17,392	12,775	10,049
Proved Developed Nonproducing	-	-	-	-	-	-	-
Total Proved	986	822	45,456	26,173	17,392	12,775	10,049
Probable	812	671	38,978	12,287	4,761	2,209	1,185
Total Proved Plus Probable	1,798	1,493	84,434	38,460	22,153	14,984	11,234

Reserves Category	Synthetic Crude Oil Reserves Gross million bbls	Synthetic Crude Oil Reserves Net million bbls	After Income Taxes Future Net Revenue Discounted ($ millions) 0%	5%	10%	15%	20%
Proved Developed Producing	986	822	35,953	21,196	14,430	10,841	8,702
Proved Developed Nonproducing	-	-	-	-	-	-	-
Total Proved	986	822	35,953	21,196	14,430	10,841	8,702
Probable	812	671	29,203	9,156	3,523	1,621	860
Total Proved Plus Probable	1,798	1,493	65,156	30,352	17,953	12,462	9,562

Notes:

(1) Canadian Oil Sands Limited constitutes 100 per cent of the total reserves shown.

(2) Figures may not add correctly due to rounding.

(3) Based on a light sweet crude oil price at Edmonton, Alberta as at December 31, 2007 of $93.39 per barrel and a synthetic crude oil price at the Syncrude plant gate of $92.39 per barrel.

(4) The before income tax future net revenue discounted at 10 per cent on a $/bbl (net) basis for each category is as follows:

	$/bbl
Proved developed producing	$21.17
Proved developed non producing	$ -
Total proved	$21.17
Probable	$ 7.09
Total proved plus probable	$14.84

Total Future Net Revenue (Undiscounted Constant Prices and Costs)(1)(2)(3)

($ Millions)

Reserves Category	Revenue	Royalties	Operating Costs	Capital Development Costs	Abandonment Costs	Future Net Revenue Before Income Taxes	Income Tax	Future Net Revenue After Income Taxes
Proved Developed Producing	91,072	15,152	22,008	8,457	-	45,456	9,503	35,953
Proved Developed Nonproducing	-	-	-	-	-	-	-	-
Total Proved	·91,072	15,152	22,008	8,457	-	45,456	9,503	35,953
Total Probable	75,016	12,993	17,850	5,194	-	38,978	9,775	29,203
Total Proved Plus Probable	166,088	28,145	39,858	13,651	-	84,434	19,278	65,156

Notes:

(1) Figures may not add correctly due to rounding.

(2) Mining reclamation costs were not included in these calculations. Future mining reclamation costs for proved reserves are estimated at $743 million, and for proved plus probable reserves at $988 million.

(3) Based on a light sweet crude oil price at Edmonton, Alberta as at December 31, 2007 of $93.39 per barrel and a synthetic crude oil price at the Syncrude plant gate of $92.39.

The constant prices are based on a light sweet crude oil price at Edmonton, Alberta as at December 31, 2007 of $93.39 per barrel, a synthetic crude oil price at the Syncrude plant gate of $92.39 per barrel and an AECO-C spot gas price of $6.63 per MMBTU.

Proved and probable reserves have been estimated in accordance with procedures and standards contained in the COGEH.

There are no proved undeveloped reserves. Although the center and west pits of Aurora North are not yet on production, reserves from these pits are classified as proved developed producing since their recovery does not require a material amount of additional capital. The proved undeveloped reserves case includes capital relating to the Syncrude Emissions Reduction Project or SER and certain recovery optimization projects. The production forecast reflects the current upgrading capacity at Syncrude.

The probable undeveloped gross synthetic crude oil reserves correspond to 677 million barrels. These volumes relate solely to the Aurora South mine, which was initially attributed reserves prior to the most recent three financial years. The mine has all major regulatory approvals in place and a relatively high drill density. The timing of development will be driven by upgrader demand and the productive capacity associated with currently developed mine areas. The Aurora South mine is classified as probable rather than proved in view of the significance of the associated development capital and the uncertainty that major capital spending will commence within the next three years.

The probable reserves primarily reflect development of Aurora South, as well as improvements to both extraction recovery and upgrading yield. GLJ's evaluation assumes that Aurora North capacity will not be increased further by installation of a third primary separation vessel. It is assumed that Aurora South will be developed to replace depletion of the North Mine and source the production growth under a Stage 3 debottlenecking program, which takes advantage of unused capacity in the new coker without any change in product quality.

Forecast Prices Used in Estimates

The forecast reference prices as at December 31, 2007 used in preparing Canadian Oil Sands' reserves data are provided in the table below. The Syncrude plant gate price is expected to correspond to "Light Sweet Crude Oil at Edmonton" (e.g. $91.10 per barrel in 2008).

Year	Inflation (%)	Exchange Rate ($US/$Cdn)	WTI Crude Oil at Cushing Oklahoma ($US/bbl)	Light, Sweet Crude Oil at Edmonton (40 API, 0.3% S) ($Cdn/bbl)	AECO-C Spot Gas ($/MMBTU)
2008	2.0	1.00	92.00	91.10	6.75
2009	2.0	1.00	88.00	87.10	7.55
2010	2.0	1.00	84.00	83.10	7.60
2011	2.0	1.00	82.00	81.10	7.60
2012	2.0	1.00	82.00	81.10	7.60
2013	2.0	1.00	82.00	81.10	7.60
2014	2.0	1.00	82.00	81.10	7.80
2015	2.0	1.00	82.00	81.10	7.97
2016	2.0	1.00	82.02	81.12	8.14
2017	2.0	1.00	83.66	82.76	8.31
2018	2.0	1.00	+2.0%/yr	+2.0%/yr	+2.0%/yr

The above price forecast is GLJ's, the independent evaluator's, price forecast as of December 31, 2007. In consideration of oil sands mining cost pressures, rather than the projected inflation of 2.0 per cent above, GLJ used a 5.0 per cent inflation factor for our evaluation during the period 2008 through 2010, 4.0 per cent in 2011, and 3.0 per cent in 2012.

In 2007, Canadian Oil Sands received a weighted average price of $79.02 per barrel (after crude oil purchases and transportation expense but before hedging) for its SCO.

Reconciliation of Reserves by Principal Product Type Based on Forecast Prices and Costs

The following table sets forth a reconciliation of the changes in our working interest reserve volumes before deducting Alberta Crown royalties as at December 31, 2007 against such reserves as at December 31, 2006 based on the forecast prices and costs assumptions:

	Synthetic Crude Oil		
	Proved (million bbl)	Probable (million bbl)	Proved Plus Probable (million bbl)
At December 31, 2006	982	779	1,761
Technical Revisions	13	5	18
Acquisition (1)	32	28	60
Production	(41)	0	(41)
At December 31, 2007	986	812	1,798

Note:

(1) On January 2, 2007 an additional 1.25 per cent working interest was acquired resulting in a total working interest of 36.74 per cent.

Future Development Costs

The following table sets forth the future development costs associated with the development of our reserves as set forth in the GLJ report. Development costs are expected to be funded from cash from operating activities, thus the cost of funding is not expected to affect the reserve balances or estimated future net revenues.

	Total Proved Estimated Using Forecast Prices and Costs ($ millions)	Total Proved Plus Probable Estimated Using Forecast Prices and Costs ($ millions)
2008	328	357
2009	527	608
2010	659	946
2011	807	1,051
2012	866	1,105
Remainder	8,508	16,946
Total for all years undiscounted	$ 11,695	$ 21,013
Total for all years discounted at 10%/year	$ 5,143	$ 6,688

Other Oil and Gas Information

Costs Incurred

The following table sets forth costs incurred by Canadian Oil Sands for the year ended December 31, 2007:

Property Acquisition Costs ($millions)		**Exploration Costs**	**Development Costs**
Proved Properties	**Unproved Properties**	**($ millions)**	**($ millions)**
$475	Nil	Nil	**$183**

Abandonment and Reclamation Costs

Canadian Oil Sands has abandonment and reclamation obligations relating to the mines, upgrader and related facilities. Canadian Oil Sands estimates the abandonment liability, net of salvage, for the mines with consideration given to the expected costs to abandon and reclaim the lands and extraction facilities on an undiscounted current cost basis to amount to $743 million ($143 million at a 10 per cent discount rate) for proved reserves and $988 million ($167 million at a 10 per cent discount rate) for proved plus probable reserves. These estimates are based on prevailing industry conditions, regulatory requirements and past experience.

Our share of the present value of abandonment and reclamation costs that require recognition in our financial statements at December 31, 2007 was approximately $226 million. These liabilities relate to our 36.74 per cent working interest at December 31, 2007 in the Syncrude future dismantlement and site restoration costs for the Base, North and Aurora North mines, but exclude Aurora South as no disturbance has yet occurred on that lease. Syncrude's Upgrader and related facilities have indeterminate useful lives. Therefore, the fair values of the related asset retirement obligation cannot be reasonably determined. Also, the timing and amount of the reclamation expenditures, if any, related to Syncrude's sulphur blocks are not determinable at the present time. The asset retirement obligations pertaining to the Upgrader and the sulphur blocks will be recognized in the year in which the settlement amounts and dates can be reasonably estimated. In estimating the future net revenue, GLJ has not included any abandonment and reclamation costs in the GLJ reserve report.

Tax Horizon

During 2007, Bill C-52 (Canada) was enacted which introduces an income tax on trust distributions for certain Canadian public income and royalty trusts starting in 2011. As a result the future net revenue calculations now include a provision for income taxes anticipated to be incurred post 2010.

The 36.74 per cent working interest in the Syncrude leases is held by the Corporation. Historically, taxable income in the Corporation has been sheltered by a trust royalty payable to the Trust. Therefore, prior to 2011, both the Trust and the Corporation are assumed to be non-taxable as the royalty trust structure effectively transfers the income tax obligation to individual trust Unitholders.

For purposes of the future net revenue calculations, this royalty trust structure is assumed to be discontinued effective January 1, 2011. Therefore the future net revenue calculations assume that the Corporation will be taxable at Alberta Corporate Tax rates and will have approximately $2 billion of tax pools as of January 1, 2011.

Crown Royalty Changes

As discussed in the "Royalties and Taxes" section of this AIF, the Alberta Government has announced that it plans to introduce new crown royalty terms, effective January 1, 2009. Please refer to the "Royalties and Taxes" section for a detailed discussion of the announced changes to the current Crown royalty regime. Assuming the new regime is implemented as proposed, becomes effective for the Syncrude Project post 2015 and the royalty continues to be based on synthetic crude oil, the total proved plus probable after income taxes future net revenue at forecast prices and costs would be reduced by approximately 13 per cent on an undiscounted basis and seven per cent at a 10 per cent discount rate.

Bitumen Royalty Changes

As discussed in the "Royalties and Taxes" section of this AIF, an Alberta Crown Agreement provides the Syncrude Joint Venture owners with a one time option prior to 2010 to convert from a royalty based on synthetic crude oil to bitumen based royalty consistent with the rest of the Alberta oil sands industry. Please refer to the "Royalties and Taxes" section for a detailed discussion of the bitumen royalty option.

The economic consideration of conversion to a bitumen based royalty and the resulting royalty payments is highly sensitive, among other factors, to the BVM methodology and the relationship between synthetic crude oil prices and bitumen prices. Over the past four years estimated monthly prices for Syncrude bitumen based on Lloyd Blend at Hardisty and using reasonable estimated adjustments for quality, location and diluent, are estimated to have ranged from 15 per cent to 64 per cent of light sweet crude oil postings at Edmonton, with the average being slightly less than 50 per cent.

Assuming that the bitumen royalty option is exercised effective January 1, 2009, that Syncrude bitumen is valued at 50 per cent of the light sweet crude oil price at Edmonton, and utilizing an upgrader growth recapture amount of approximately $6 billion then the total proved plus probable after income tax future net revenues at forecast prices and costs would increase by approximately 16 per cent on an undiscounted basis and 13 per cent on a 10 per cent discounted basis.

The preceding estimates for Alberta Crown Royalties and the bitumen royalty option have a significant level of uncertainty. In addition to the assumptions regarding the bitumen valuation methodology, the impact of announced changes to the Alberta Crown Royalty regime, the timing and amount of upgrader growth capital recapture, forecast prices and total costs, these reserve estimates make several additional assumptions, including, but not limited to the extraction recovery and bitumen yield achieved and the proportion of total capital and operating costs related to bitumen production. Further, any amendment to the Crown Royalty agreement with the Alberta Government as well as the decision to exercise the bitumen royalty option requires the agreement of all the Syncrude owners, not just a majority of those Syncrude owners. As a result, actual results may be different than the estimates provided, and these differences may be material.

Production Estimates

A forecast of Canadian Oil Sands' production from the Syncrude Joint Venture for 2008 based on the guidance and information known at January 30, 2008 using forecast prices is presented below:

	Synthetic Crude Oil (million barrels)	
Reserves Category	Working Interest	After Royalty
Proved developed producing	42.1	35.5
Total proved	42.1	35.5
Total proved plus probable	43.2	36.4

Production History

The following table sets forth certain information in respect of production, product prices received, royalties and netbacks received by the Corporation for each quarter of its most recently completed financial year.

	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Year
Average Daily Sales of SCO (bbls/d)[1]	108,981	98,720	124,904	116,368	112,298
Realized Selling Price before Currency Hedging[2]	68.47	76.41	81.23	88.50	79.02
Currency Hedging Gains[2]	0.22	0.40	0.25	0.23	0.27
Net Realized Selling Price[2]	68.69	76.81	81.48	88.73	79.29
Operating Expenses[2]	(23.56)	(30.13)	(20.84)	(27.38)	(25.23)
Royalties[2]	(9.58)	(9.94)	(14.32)	(12.81)	(11.83)
Netback[2]	35.55	36.74	46.32	48.54	42.23

Notes:

(1) The average daily volumes reported for 2007 represent Canadian Oil Sands' average daily sales, which differ from its average daily production volumes primarily due to in-transit pipeline volumes.

(2) Canadian dollars per barrel.

Reserve Life Index

Canadian Oil Sands' estimated reserve life index using reserves prepared by GLJ based on Canadian Oil Sands' January 30, 2008 guidance of approximately 115 million barrels per year of Syncrude production is as follows:

	Reserves (Millions of barrels)	Reserve Life Index (Years)
Total Proved Reserves	986	23
Proved plus Probable Reserves	1,798	43

Resources

In addition to the reserve definitions provided on page 40 of this AIF, we are providing the following definitions to assist you in understanding the terminology used in the following discussion of "Resources":

Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies.

Prospective Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development.

Best Estimate is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. The best estimate of Contingent and Prospective Resources is prepared independent of the risks associated with achieving commercial production.

Remaining Recoverable Resources are the sum of reserves, contingent resources and prospective resources.

See page 12 of this AIF for an outline of the leases held by the Syncrude Joint Venture, which total about 252,000 acres. Based upon independent evaluations conducted by GLJ effective December 31, 2007, our best estimate of the reserves and resources remaining to be recovered from these leases are as follows:

(billions of barrels of SCO)	Syncrude Project	COS[(1)]
Proved plus probable reserves	4.9	1.8
Contingent resources – best estimate	5.6	2.1
Prospective resources – best estimate	2.2	0.8
Remaining recoverable resources	12.7	4.7

(1) Based on the Corporation's 36.74 per cent working interest in the leases.

The contingent resources are primarily associated with separate pits not currently planned to be developed in a timeframe that enable them to be classified as reserves, and for which an application for regulatory approval has not yet been prepared. A component of the contingent resources are associated with expansion (pushback) opportunities to pits assigned reserves at December 31, 2007, but that have not yet been incorporated into Syncrude's mine plans as of the effective date of the evaluation, and for which owner commitment is currently considered insufficient to enable all of the expansion to be recognized as reserves. The pit design assumptions utilized in preparing the estimates are within the ranges currently being considered by industry in applications for regulatory approval of commercial surface mining developments. To the extent the Syncrude Joint Venture owners have not committed to mine any of the contingent resources, any decision to mine may reflect a different planning basis than utilized in preparing the estimates. While we consider the contingent resources to be potentially recoverable under reasonable economic and operating conditions, there is no certainty that they will be commercially viable.

Prospective resources have significant additional risks relative to contingent resources. They are associated with specific areas within the Syncrude leases where existing well control is not sufficient, and it is believed that additional drilling could either result in the movement of these areas to contingent resources or their elimination from the assumed planning basis. Drilling within the areas of this continuous-type deposit that have been classified by GLJ as prospective is relatively exploratory at this point in time. GLJ's best estimate of prospective resources corresponds to 50 percent of their high estimate and hence makes some adjustment for risk. Nevertheless, there is no certainty that any portion of the prospective resources will be discovered. Furthermore, if discovered, there is no certainty that it will be commercially viable to produce any portion of the prospective resources.

DISTRIBUTABLE INCOME

A full copy of the current Trust Indenture can be found at www.cos-trust.com under corporate, or at www.sedar.com.

Pursuant to Section 5.1 of the Trust Indenture, the Trust is required to distribute all the income received or receivable by the Trust in a quarter less expenses and any other amounts required by law or the Trust Indenture itself. The Trust primarily receives income by way of a royalty and interest on intercompany loans from the Corporation (its principal operating subsidiary). The royalty is designed to capture the cash generated by the Corporation, after the deduction of all costs and expenses, including: operating and administrative costs, income taxes, capital expenditures, debt interest and principal repayments, working capital, and reserves for future obligations deemed appropriate. The amount of royalty income that the Trust receives in any period has a considerable amount of flexibility through the use of discretionary reserves and debt borrowings or repayments (either intercompany or third party). Quarterly distributions are determined by the Board of Directors of the Corporation after considering current and expected economic and operating conditions, ensuring financing capacity of Syncrude's expansion projects and/or Canadian Oil Sands acquisitions, and with the objective of maintaining an investment grade credit rating.

In 2007, Unitholder distributions were comprised of the trust royalty payments and interest income received by the Trust less the direct expenses of the Trust. Cash distributions paid to Unitholders are determined by the Corporation's Board of Directors, in their sole discretion, and will only be declared and paid if deemed prudent to do so.

At the discretion of the Corporation's Board of Directors, the Trust may also make cash distributions of the Trust's capital provided that such distributions are made out of funds that are in excess of amounts reasonably required to satisfy obligations of Canadian Oil Sands.

During normal operations when no major turnarounds are occurring, the production of SCO is generally consistent from month to month, but capital and other expenditures will generally occur in a less consistent manner. As a result, the Corporation has the right to hold back certain funds in the calculation of the trust royalty to allow it to meet cash requirements attributable to the Syncrude working interest and to meet its ongoing obligations as a Participant.

The actual amount of the trust royalty received by the Trust from the Corporation depends on the quantity of oil sold, prices received, hedging contract receipts and payments, capital, operating and administrative expenses, Crown royalties, debt service charges, and changes to the utilization of expansion financing determined to be prudent by the Corporation. Further information is contained in our 2007 MD&A under the headings "Liquidity and Capital Resources" and under "Unitholder

Distributions", which sections are incorporated herein by reference and is available on SEDAR at www.sedar.com.

Distribution History

Payment Date	Amount per Unit[1]
February 29, 2008	$0.75[2]
November 30, 2007	$0.55[2]
August 31, 2007	$0.40[2]
May 31, 2007	$0.40[2]
February 28, 2007	$0.30
November 30, 2006	$0.30
August 31, 2006	$0.30
May 31, 2006	$0.30
February 28, 2006	$0.20
November 30, 2005	$0.20
August 31, 2005	$0.10
May 31, 2005	$0.10
February 28, 2005	$0.10
November 30, 2004	$0.10

Notes:

(1) Amounts adjusted to reflect the 5:1 Unit split that occurred on May 3, 2006.

(2) Increased cash flow from operating activities and a reduction in capital spending as a result of the completion of the Stage 3 expansion, and the continuing high crude oil price environment, resulted in Canadian Oil Sands increasing its quarterly distributions from $0.30 per unit per quarter in February 2007 to $0.75 per Unit per quarter in February 2008.

DESCRIPTION OF CAPITAL STRUCTURE

General Description

The Trust is authorized to issue an unlimited number of ordinary trust units ("Units"). Each Unit represents a beneficial interest in the Trust and entitles the holder to one vote per Unit and participation in any distributions made by or liquidation of the Trust. At the annual general and special meeting of Unitholders held in April 2003, Unitholders approved the issuance by the Trust of convertible securities. As of March 15, 2008, there were no securities of the Trust created and issued other than Units. All Unitholders share equally in all distributions of the Trust. No conversion, retraction or pre-emptive rights are attached to the Units. Units are redeemable at the option of the Unitholder at a price that is the lesser of 90 per cent of the average closing price of the Units on the principal trading market for the previous 10 days and the closing market price on the date of tender for redemption. There is a limit of $250,000 per quarter for such redemptions. At the annual meeting of Unitholders held in April 2006, Unitholders approved a 5:1 split in the number of Units outstanding and also increased the authorized number of Units from 500,000,000 to an unlimited number of Units. As at December 31, 2007, an aggregate of 479,389,728 Units were issued and outstanding.

Foreign Ownership

The Trust Indenture, under which the Trust was created, provides that no more than 49 per cent of the Units of the Trust can be held by non-Canadian residents. Depending upon the nature of the Trust's operations at the time, the potential impact of exceeding this threshold may be the loss of mutual fund trust status to the Trust, which may significantly adversely impact the valuation of the Units. As such, the Trust continues to monitor, to the extent possible given the practical limitations regarding beneficial ownership information, the level of non-Canadian resident Unitholders. To the best of our knowledge, the Trust has always had less than 50 per cent non-Canadian resident Unitholders.

The Trust uses declarations from Unitholders and, occasionally, geographical searches to estimate the level of Canadian and non-Canadian resident Unitholders of the Trust at certain periods throughout the year. While the Trust believes that these results are reasonable estimations at the time that they are provided, the inability of all public issuers to obtain the residency information of its beneficial holders means that issuers are reliant upon the information provided to the transfer agent. As a result, the residency information is subject to the accuracy provided by third party data and by information system limitations. Accordingly, the reported level of Canadian ownership is subject to these limitations and the level of Canadian ownership may change at any time without notice and without our knowledge.

Based on account data at February 28, 2007, Canadian Oil Sands estimates that approximately 32 per cent of our Units are held by non-Canadian residents with the remaining 68 per cent being held by Canadian residents. We will continue to monitor the non-resident ownership levels.

If, based on the declarations or on the geographical list, the level of Units held by non-Canadian residents is 46 per cent or more, then Canadian Oil Sands plans to issue a press release advising of the increased level and stating that it is anticipated that the Trust may reach 49 per cent or more non-Canadian resident Unitholders and that, in such case, each person purchasing the Units, whether through a broker or directly in registered form, will need to complete a declaration as to their residency.

If the level of non-Canadian resident ownership appears to be approximately 49 per cent or more, Canadian Oil Sands will make a public announcement that no further sales to non-Canadian residents will be allowed. No transfers will be allowed without the completion of a declaration indicating their status as a Canadian or non-Canadian resident. As part of such announcement, the Trustee shall state that it shall not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration that the person is not a non-Canadian resident. In addition, if non-Canadian ownership is greater than 50 per cent, then the Trustee will send a notice to non-resident holders of Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable, requiring them to sell their Units or a specified portion thereof within the specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Trustee with satisfactory evidence that they are not non-Canadian residents within such period, the Trustee may, on behalf of such Unitholders sell such Units and, in the interim, shall suspend the voting and distribution rights attached to such Units. Any sale shall be made on the Toronto Stock Exchange ("TSX") and, upon such sale, the affected holders shall cease to be holders of Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing the Units.

The Board of Directors may consider these restrictions regarding non-Canadian resident ownership in light of the income trust taxation changes that take effect in 2011 if and when the Board faces a situation where it may need to implement these restrictions. If the result of the tax legislation is to force income trusts to be treated the same as a corporation, Canadian Oil Sands does not understand why the federal government would impose restrictions on the foreign ownership of income trusts when no such restrictions exist on corporations. Accordingly, further clarity on this issue is required from the federal government before Canadian Oil Sands can determine the best course of action for its Unitholders should this ownership limitation arise prior to trust taxation taking effect.

Rights Plan

A Unitholders rights plan for the Trust was approved by Unitholders in 2001 and Unitholders further approved an amended and restated plan in 2004. On April 25, 2007, at the annual meeting of Unitholders, Unitholders also approved and reconfirmed an amended and restated rights plan together with minor amendments (the "Rights Plan").

The primary objective of the Rights Plan is to provide the Board with sufficient time to explore and develop alternatives for maximizing Unitholder value if a takeover bid is made for Units and to provide every Unitholder with an equal opportunity to participate in such a bid. The Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Rights Plan), which requires the takeover bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board. Unitholders are advised that the Rights Plan may preclude their consideration or acceptance of offers which do not meet the requirements of a Permitted Bid.

The effective date of the Rights Plan is April 26, 2004 and such Rights Plan has a 10 year term. On May 11, 2001, one right (a "Right") was issued and attached to each Unit then outstanding and will continue to attach to each Unit subsequently issued.

The Rights will separate from the Units and will be exercisable eight trading days (the "Separation Time") after a person has acquired, or commences a takeover bid to acquire, 20 per cent or more of the Units, other than by an acquisition pursuant to a takeover bid permitted by the Rights Plan (a "Permitted Bid"). The acquisition by any person (an "Acquiring Person") of 20 per cent or more of the Units, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Eight trading days after the occurrence of the Flip-in Event, each Right, (other than those held by the Acquiring Person), will permit the purchase of Units at a 50 per cent discount to their market price. The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the Units, reported earnings per Unit on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

A bidder may enter into lock-up agreements with Unitholders whereby such Unitholders agree to tender their Units to the takeover bid (the "Subject Bid") without a Flip-in Event (as referred to above) occurring. Any such agreement must permit the Unitholder to withdraw the Units to tender to another takeover bid or to support another transaction that exceeds the value of the Subject Bid by as much or more than a specified amount, which specified amount may not be greater than seven per cent.

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the Units issued from and after the effective date of the Rights Plan and are not to be transferable separately from the Units. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Units.

The requirements for a Permitted Bid include the following:

(a) the takeover bid must be made by way of a takeover bid circular;

(b) the takeover bid must be made to all Unitholders;

(c) the takeover bid must be outstanding for a minimum period of 60 days and Units tendered pursuant to the takeover bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50 per cent of the Units held by Unitholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the "Independent Unitholders"), have been tendered to the takeover bid and not withdrawn; and

(d) if more than 50 per cent of the Units held by Independent Unitholders are tendered to the takeover bid within the 60-day period, the bidder must make a public announcement of that fact and the takeover bid must remain open for deposits of Units for an additional 10 business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

The Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event (an "Exempt Acquisition") where the takeover bid is made by a takeover bid circular to all holders of Units. Where the Board exercises the waiver power for one takeover bid, the waiver will also apply to any other takeover bid for the Trust made by a takeover bid circular to all holders of Units prior to the expiry of any other bid for which the Rights Plan has been waived.

The Board, with the prior approval of a majority vote of the votes cast by Unitholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy, at a meeting duly called for that purpose, may redeem the Rights at $0.001 per Unit. Rights may also be redeemed by the Board without such approval following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

The Board may amend the Rights Plan with the approval of a majority vote of the votes cast by Unitholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The Board of Directors without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the Unitholders (or holders of Rights, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Trust. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to Unitholders as are considered appropriate.

Investment advisors, trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20 per cent of the Units are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a takeover bid.

Ratings

As at March 14, 2008, the Units of the Trust have a stability rating of SR-4 issued by Standard & Poor's ("S&P"). The debt securities of the Corporation, the main operating subsidiary of the Trust, were rated BBB with a stable outlook by S&P and Baa2 with a stable outlook by Moody's Investor Service ("Moody's").

A S&P Canadian Income Fund Stability Rating is an opinion of a fund's overall sustainability and variability of cash flow, and a measurement of relative risk of cash-flow generation across all income fund sectors. Ratings range from "SR-1" for the highest level of distributable cash stability, to "SR-7" for the lowest with "SR-4" having a moderate level of distributable cash flow generation relative to other income funds in the Canadian marketplace.

Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody's rating system, obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Moody's appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates mid-range ranking and the modifier 3 indicates a ranking in the lower end of its generic rating category.

S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, an obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

The credit ratings mentioned herein are not a recommendation to purchase, hold or sell the Units and do not comment as to market price or suitability for a particular investor. Neither the Corporation nor the Trust can assure investors that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant and, if any such rating is so revised or withdrawn, neither the Corporation nor the Trust is under any obligation to update this AIF.

MARKET FOR SECURITIES

Price Range and Trading Volumes of Trust Units

The Units are listed for trading on the TSX and trade under the symbol "COS.UN". The table below sets out the closing price ranges and volumes traded on the TSX during 2007.

Month	High ($/Unit)	Low ($/Unit)	Close ($/Unit)	Volume Traded (millions)
January	32.39	26.70	30.07	34.13
February	29.35	26.87	27.30	32.55
March	28.84	25.43	28.26	34.89
April	30.79	27.84	30.16	27.43
May	33.43	30.09	32.41	26.05
June	32.94	29.42	32.94	29.88
July	35.10	31.40	32.58	43.10
August	33.05	29.11	30.49	28.21
September	34.04	30.78	33.00	27.49
October	35.60	31.00	34.70	38.80
November	37.75	34.07	36.24	29.08
December	38.71	35.50	38.71	23.36

Note 15 *Unitholder Equity* of the audited annual financial statements of the Trust is incorporated herein by reference.

DIRECTORS AND OFFICERS

The Trust has no directors, officers or employees. The following information pertains to the board of directors and officers of the Corporation as at March 15, 2008.

Directors

As at December 31, 2007, the directors of the Corporation were as set forth below. The Corporation's articles provide that the Corporation must have a minimum of five and a maximum of ten directors. The Corporation's directors are elected annually by the Trust's Unitholders directing the Trustee to appoint the approved directors. In addition, in between meetings of Unitholders, the Trustee may appoint one additional director to the Board.

The following are the names, the province and country of residence of each director of the Corporation, their positions with the Corporation and principal occupations within the past five years and the year in which each first became a director of the Corporation.

Name and Province and Country of Residence	Position Held and Principal Occupation	Year First Became a Director
Ian A. Bourne(1)(2)(4) Alberta, Canada	Corporate Director, Chairman, Ballard Power Systems Inc.	2007
Marcel R. Coutu Alberta, Canada	President and Chief Executive Officer of Canadian Oil Sands Limited	2001
E. Susan Evans, Q.C.(1)(2) Alberta, Canada	Corporate Director	1997
Donald J. Lowry(1)(2)(5) Alberta, Canada	Corporate Director; President and Chief Executive Officer of EPCOR Inc.	2007
The Right Honourable Donald F. Mazankowski(2) Alberta, Canada	Corporate Director and Business Consultant	2002
Wayne M. Newhouse(1)(3) Alberta, Canada	Corporate Director	1996
Brant G. Sangster(2)(3) Alberta, Canada	Corporate Director	2006
C.E. (Chuck) Shultz(1)(3) Alberta, Canada	Chairman, Canadian Oil Sands Limited; Chairman and Chief Executive Officer, Dauntless Energy Inc. (private oil and gas corporation)	1996
Wesley R. Twiss(1)(3) Alberta, Canada	Corporate Director	2001
John B. Zaozirny, Q.C.(3) Alberta, Canada	Counsel, McCarthy Tétrault LLP (law firm)	1996

Notes:

(1) Member of the Audit Committee.

(2) Member of the Corporate Governance and Compensation Committee.

(3) Member of the Reserves, Marketing Operations and Environmental, Health & Safety Committee.

(4) Mr. Bourne became a director on November 15, 2007.

(5) Mr. Lowry became a director on April 25, 2007.

(6) All of the directors of the Corporation have been appointed to hold office until the next annual meeting of Unitholders or until their successors are duly elected or appointed, unless their office was earlier vacated.

Each of the directors listed above has been engaged in the occupation set forth in the above table or similar occupations with the same employer for the last five years except: Mr. Bourne (who was the Executive Vice President and Chief Financial Officer from January 1998 to December 2005 and President of TransAlta Power LP from March 1998 to December 2006); and Mr. Newhouse (who was President of Morgas Ltd. from 2001 to 2005).

The term of office of all directors will expire on the date of the next annual meeting of Unitholders.

Mr. Zaozirny is counsel to McCarthy Tétrault LLP, which provides legal services to Canadian Oil Sands from time to time.

Computershare Trust Company of Canada is the Trustee of the Trust. The Corporation does not have an executive committee. The Corporate Governance and Compensation Committee was formed in early 2002. Effective January 1, 2007, the Board created a Reserves, Marketing Operations and Environmental, Health & Safety Committee to deal with reserves matters, marketing matters and environmental, health and safety issues, taking over responsibility for reserves from the Audit Committee.

Audit Committee

The Audit Committee is comprised of the members listed below. The Board has determined that each member of the Audit Committee is an "independent" director and is "financially literate" under applicable securities policies. In considering criteria for the determination of financial literacy, the Board of Directors considered the member's ability to read and understand a balance sheet, an income statement and a cash flow statement of a public company as well as the member's past experience in reviewing or overseeing the preparation of financial statements. Beside each member's name is such person's education and experience relevant to such member's performance as an audit committee member.

Name	Relevant Education and Experience
Wesley R. Twiss (Chair)	Mr. Twiss has over 30 years experience in the oil and gas industry, including more than 10 years of which were in the position as chief financial officer of large public oil and gas companies which held or managed an interest in the Syncrude Joint Venture. Mr. Twiss chairs the Audit Committee of three other public issuers, including Addax Petroleum Corporation, EPCOR Power LP and Keyera Facilities Income Fund. Given this background, Mr. Twiss has experience on both trust and financial issues. Mr. Twiss has an MBA from the University of Western Ontario and is a member of the Institute of Corporate Directors ("ICD"). He has completed the ICD Corporate Governance College Director Education Program and has received the ICD.D. designation.

Name	Relevant Education and Experience
E. Susan Evans, Q.C.	Ms. Evans has acted as a director on numerous boards of public and private entities which operated in the areas of oil and gas, utility, banking, government and charities. Ms. Evans was a former Chair of the Audit Committee for the Province of Alberta, is a member of the Audit, Risk and Finance Committee of Enbridge Inc. and was a member of the Audit Committee of Anderson Exploration Ltd. and the Chair of the Audit Committee of Canadian Oil Sands prior to and immediately following the merger of COST and AOST in 2001. She was also a Commissioner of the Alberta Financial Review Commission. Ms. Evans has completed an MBA level accounting course at Edinburgh Business School, Heriot-Watt University, and has completed the Ivey League Executive Program at the Richard Ivey School of Business.
C.E. (Chuck) Shultz	Mr. Shultz has acted on the boards and audit committees of several public and private entities including Newfield Exploration Company and Enbridge Inc. He was the former Vice Chairman of the University of Calgary and Chair of the Audit Committee of the University of Calgary. Mr. Shultz was the former Chief Executive Officer of Gulf Canada Resources Limited. He has over 30 years of experience in the oil and gas sector and has completed the Advanced Management Program at Harvard Business School and has completed the ICD Corporate Governance College Director Education Program and has received the ICD.D. designation.
Wayne M. Newhouse	Mr. Newhouse has acted in various director and executive capacities for a number of private and public entities, primarily in the oil and gas sector. He is currently the Chair of the Audit Committee of ET Energy Ltd., a private company. In particular, he was the former Chair of the Audit Committee of Progas Ltd. and former director and Chair of the Reserves Audit Committee of Petrofund Energy Trust. Mr. Newhouse has also completed an Alexander Hamilton Institute two year business program and Investment Dealer Association courses as well as the Financial Literacy for Directors course.
Donald J. Lowry	Mr. Lowry has over 25 years of industry experience in the utilities and communications sectors. He has acted in various director capacities. Currently, he is the Chairman for EPCOR Power L.P. and of the Canadian Electrical Association and a director of the Alberta Climate Change Central, Alberta Economic Development Authority and the Banff Centre. Mr. Lowry is currently the Chief Executive Officer of EPCOR Inc. Mr. Lowry holds an MBA and has completed the Advanced Management Program at Harvard Business School.
Ian A. Bourne	Mr. Bourne has acted in various director capacities for a number of public entities. He is currently the Chair of Ballard Power Systems Inc., a board member of the Canada Pension Plan Investment Board and a director of WAJAX Income Fund and WAJAX Limited. Mr. Bourne has over 30 years experience including eight years as the Executive Vice President and Chief Financial Officer of TransAlta Corporation, President of TransAlta Power L.P. as well as serving as the Chief Financial Officer of Canada Post and GE Canada. He has completed the ICD Corporate Governance College Director Education Program and has received the ICD.D. designation.

The terms of reference for the Audit Committee are available on the Trust's website at www.cos-trust.com under corporate information and are attached hereto as Schedule "A". As part of such terms of reference, the Audit Committee has adopted procedures relating to the engagement of non-audit services.

The Audit Committee has restricted the auditors from providing any services that could reasonably be seen as functioning in the role of management, auditing their own work or acting in an advocate role for Canadian Oil Sands. In particular, the external auditor is not to provide bookkeeping functions, actuarial or appraisal services (other than related to tax services), internal audit, human resources, or legal services (other than for French translation services). The Audit Committee has defined what constitutes audit services, audit related services, tax services and other services. Except in relation to audit services, amounts over $25,000 require the pre-approval of the Audit Committee. However, all of the services provided and the amounts paid, regardless of their magnitude, must be disclosed to the Audit Committee at the Audit Committee meeting immediately following such engagement. If any of the services (other than audit services) are over $25,000, such services must be pre-approved by the Audit Committee or the Chair of the Audit Committee.

Officers

There are no direct officers of the Trust. Instead, management of the Trust is exercised by the Corporation and its directors and officers. The following table identifies each of the officers of the Corporation, as at March 15, 2008, their jurisdiction of residence, their current office, and their principal occupations for the five-year period proceeding December 31, 2007.

Name and Jurisdiction of Residence	Current Office	Five Year History of Principal Occupations
C.E. (CHUCK) SHULTZ Alberta, Canada	Chairman of the Board of Directors	Chairman and Chief Executive Officer of Dauntless Energy Inc. (private oil and gas corporation)
MARCEL R. COUTU Alberta, Canada	President and Chief Executive Officer	
RYAN M. KUBIK Alberta, Canada	Chief Financial Officer	Chief Financial Officer of the Corporation since April, 2007; prior thereto, Treasurer of the Corporation from September, 2002 to April, 2007 with a dual role as Controller from July, 2005 to July, 2006
ALLEN R. HAGERMAN, FCA Alberta, Canada	Executive Vice President	Executive Vice President since April, 2007; prior thereto, Chief Financial Officer of the Corporation from June, 2003 to April, 2007; prior thereto, Vice President and Chief Financial Officer of Fording Canadian Coal Trust from March , 2003 to May, 2003; and Vice President and Chief Financial Officer of Fording Inc. from June, 2001 to March, 2003
TREVOR R. ROBERTS, Alberta, Canada	Chief Operations Officer	Chief Operations Officer of the Corporation since September, 2005; prior thereto, Vice President, Operations of Suncor Inc. from 1997 to May, 2005
TRUDY M. CURRAN Alberta, Canada	General Counsel and Corporate Secretary	General Counsel and Corporate Secretary of the Corporation
ROBERT P. DAWSON Alberta, Canada	Treasurer	Treasurer of the Corporation since May, 2007; prior thereto, Director, Financial Governance and External Reporting, Suncor Energy Inc. from March, 2004 to April, 2007; prior thereto, Finance Director, Corporate, Global Crossing Ltd.
LAUREEN C. DUBOIS Alberta, Canada	Controller	Controller of the Corporation since January, 2004; prior thereto, Manager, Accounting of the Corporation from November, 2002 to January, 2004
SIREN FISEKCI Calgary, Alberta	Director, Investor Relations	Directors, Investor Relations of the Corporation since April, 2006; prior thereto, Manager, Investor Relations of the Corporation from November, 2002 to April, 2006

Name and Jurisdiction of Residence	Current Office	Five Year History of Principal Occupations
SCOTT W. ARNOLD Calgary, Alberta	Assistant Treasurer	Assistant Treasurer of the Corporation since January, 2007; prior thereto, Senior Financial Analyst of the Corporation from July 2005 to January 2007 prior thereto Senior Manager, Financial Advisory, Deloitte & Touche LLP from 2002 to July 2005

As of March 1, 2008, to the knowledge of the Corporation, the directors and officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or direction over 610,364 Units of the Trust, representing less than two per cent of the issued and outstanding Units of the Trust.

FEES PAID TO AUDITORS

PricewaterhouseCoopers LLP was first appointed on April 19, 1996 as the auditor of a predecessor of the Trust, also named Canadian Oil Sands Trust, and was appointed as the auditor of the Trust and the Corporation's predecessors in July and August 2001. The aggregate fees paid to PricewaterhouseCoopers LLP (exclusive of GST) in 2007 and 2006 were as follows:

Fees Descriptions	2007	2006	2005
Audit	$324,000	$336,500	$203,000
Audit Related	$15,000	$8,000	$14,000
Tax	$192,000	$213,000	$167,000

Audit related services relate primarily to review of specific accounting issues related to the financial statements such as future tax calculations. Most of the tax services relates to tax return filings and assessments.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, no director or officer of the Corporation, nor any person or company who beneficially owns, or controls or directs, directly or indirectly, more than 10 per cent of the outstanding Units, nor any associate or affiliate of any such persons, has a material interest, direct or indirect, in any transaction since January 1, 2005 that has materially affected or is reasonably expected to materially affect the Trust.

Computershare Trust Company of Canada acts as both Trustee and the transfer agent and registrar for the Units, and receives fees for its services in both capacities. In its capacity as Trustee of the Trust, the Trustee is paid a reasonable fee in connection with the administration and management of the Trust and is also reimbursed for all expenses properly incurred, as agreed by the Trustee and the Corporation.

The Trustee, on behalf of the Trust, holds all of the issued and outstanding common shares of the Corporation.

LEGAL PROCEEDINGS

There are no legal proceedings to which we are a party to or of which any of our property is or was the subject of, nor are there any proceedings known by us to be contemplated that involves a claim for damages exceeding ten per cent of our current assets.

TRANSFER AGENT AND REGISTRARS

Computershare is our trustee and the transfer agent and registrar for the Units at its principal offices in Vancouver, Calgary, Toronto, Montreal, and Halifax. They may be contacted at 710, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8; phone (403) 267-6800; facsimile (403) 267-6598.

INTEREST OF EXPERTS

PricewaterhouseCoopers LLP

The Trust's auditors are PricewaterhouseCoopers LLP, Chartered Accountants ("PwC"), who have prepared an independent auditors' report dated February 28, 2008 in respect of the Trust's consolidated financial statements with accompanying notes as at and for the years ended December 31, 2007 and 2006. PwC has advised that they are independent with respect to the Trust within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

GLJ Petroleum Consultants Ltd.

In July 2006, the Board appointed GLJ as the independent reserves evaluator for Canadian Oil Sands. The partners and associates of GLJ, as a group, own, directly or indirectly, less than one per cent of the outstanding Units.

MATERIAL CONTRACTS

The following is a list of the material contracts required to be disclosed under NI 51-102 *Continuous Disclosure Obligations* that either the Trust or the Corporation had entered into and which were still in effect as of March 15, 2008 and for which copies may be found at www.sedar.com:

a) ***Fifth Amended and Restated Trust Indenture dated as of April 26, 2006***

This trust indenture created the Trust and sets outs the governance of the Trust and is available on the Trust's website at www.cos-trust.com.

b) ***Management Agreement between the Corporation and the Trust***

The Trust has no directors, officers or employees. Instead, pursuant to the provisions of the Trust Indenture and the Management Agreement, the Corporation provides management services to the Trust. Under the Management Agreement, in each quarter the Corporation is to be paid an amount equal to the sum of the following: (a) a fixed fee of $125,000 per quarter and (b) all other out-of-pocket and third party fees, costs and expenses reasonably incurred by the Corporation in carrying out its obligations or duties under the Management Agreement.

c) ***The Amended and Restated Rights Plan Agreement dated as of April 25, 2007, between the Trust and Computershare Trust Company of Canada***

The amended and restated rights plan was approved by Unitholders in April 25, 2007. A copy of the document is available on SEDAR. See a description of the Rights Plan on pages 54 to 56 of this AIF.

d) ***Ownership and Management Agreement dated March 5, 1975, as amended, among Syncrude participants and SCL***

This agreement outlines and governs the basis upon which the various owners of the Syncrude Project created the Syncrude Joint Venture and how the Syncrude Participants authorize and govern the operation of such project by SCL. There is no term to the agreement. The agreement sets out the requirements for unanimous agreement of the Syncrude Participants to undertake major expansions to the Syncrude Project or to change the operator of the Project. Under the terms of the Ownership and Management Agreement, each Syncrude Participant is required to fund its proportionate share of the operating and approved capital expenditures of the Syncrude Project and in turn receives its share of the SCO and other products produced by SCL as operator of the Syncrude Project. Failure to fund by a Syncrude Participant results in the loss by that Syncrude Participant of its share of the SCO and products produced from the Syncrude Project until the other Participants have been able to offset the expenditure liability for which the defaulting Participant owes.

e) ***Crown Royalty Agreement among the Syncrude Participants and Her Majesty the Queen in Right of Canada dated February 4, 1975, as amended***

The agreement sets out the basis upon which the Syncrude Participants will pay Crown royalties to the Alberta Government in respect of production from various leases in the Syncrude Project. Through various amendments, the Alberta Government agreed to a maximum royalty payable by the Syncrude Participants in respect of production from various leases in the Syncrude Project as to one per cent of the gross revenues prior to payout of capital expansions and then 25 per cent of revenues less operating costs post payout. This maximum payment agreement is in effect until December 31, 2015. The agreement also allows the Syncrude Participants to elect to switch the method on which the royalty is calculated from being based on the revenue from sales of synthetic crude oil to being based on the value of bitumen sales, subject to recapture of expansion capital relating to the upgrader.

f) ***Bank Credit Facilities***

Each of the credit facilities of the Corporation is unsecured. These credit agreements contain typical covenants relating to the restriction on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business. In addition, Canadian Oil Sands has agreed to maintain its total debt-to-total book capitalization at an amount less than 60 percent, or 65 percent in certain circumstances involving acquisitions. In particular, there are currently three bank facilities as follows:

(i) <u>Extendible Revolving Term Facility dated April 27, 2005, as amended and extended, with the Royal Bank of Canada</u>

The $40 million extendible revolving term facility is a 364-day facility with a one year term out, expiring April 24, 2009. This facility may be extended on an annual basis with the agreement of the bank. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

(ii) Operating Credit Facility among a syndicate of banks and the Corporation dated April 27, 2005, as amended and extended

The $800 million operating credit facility is a five-year facility, expiring April 27, 2012. Amounts borrowed through this facility bear interest at a floating rate based on either prime interest rates or bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

g) Long term debt instruments

The Corporation is the entity which issues all of the material debt instruments relating to Canadian Oil Sands. All of the medium term notes and senior notes issued by the Corporation are unsecured, rank pari passu with other senior unsecured debt of the Corporation, and contain certain covenants that place limitations on the sale of assets and the granting of liens or other security interests.

The medium term notes are guaranteed by the Trust and were issued pursuant to the same trust indenture. The Senior Notes issued by the Corporation were placed in the United States under a private placement exemption and are not guaranteed by the Trust. Each of the Senior Notes is issued under separate trust indentures.

(i) Trust Indenture made as of April 2, 2003

The Corporation issued and has outstanding two tranches of medium term notes under this trust indenture, namely the 5.75 per cent medium term notes and the 5.55 per cent medium term notes. The Corporation issued on April 8, 2003 $150 million of 5.75 per cent unsecured medium term notes, maturing April 9, 2008. Interest is payable on the notes semi-annually on April 9 and October 9. On June 29, 2004 the Corporation issued $200 million of 5.55 per cent unsecured medium term notes, maturing June 29, 2009. Interest on these notes is payable semi-annually on June 29 and December 29.

(ii) Trust Indenture dated as of April 1, 1997, as amended, between the Bank of New York, as trustee, and the Corporation as successor to AOSII

On April 4, 1997, the Corporation issued US$75 million of 8.2 per cent Senior Notes, maturing April 1, 2027, and retired US$1.05 million during 2000. Interest is payable on the notes semi-annually on April 1 and October 1.

(iii) Trust Indenture dated as of August 24, 2001, as amended, between The Bank of New York as trustee and the Corporation

On August 24, 2001 COSL issued US$250 million of 7.9% Senior Notes, maturing September 1, 2021. Interest is payable on the notes semi-annually on March 1 and September 1. COSL has agreed to maintain its senior debt to book capitalization at an amount less than 55 percent. Unlike the trust indentures relating to the other issuances of senior notes, this trust indenture contains a provision whereby if the ratings for the unsecured debt of the Corporation fall below investment grade, there is a step up in the amount of interest payable on the notes.

(iv) Trust Indenture dated as of August 6, 2003, between the Bank of New York as trustee and the Corporation as the issuer

On August 6, 2003, the Corporation issued US$300 million of 5.8 per cent Senior Notes, maturing August 15, 2013. Interest is payable on the notes semi-annually on February 15 and August 15.

(v) Trust Indenture dated as of August 9, 2004, as amended, between the Bank of New York as trustee and the Corporation as the issuer

On August 9, 2004, the Corporation issued US$250 million of 4.8 per cent Senior Notes, maturing August 10, 2009. Interest is payable on the notes semi-annually on February 10 and August 10.

ADDITIONAL INFORMATION

Additional information relating to Canadian Oil Sands is available through the internet via SEDAR at www.sedar.com.

In particular, additional information, including with respect to directors' and officers' remuneration and indebtedness, principal holders of the Trust's securities, and securities authorized for issuance under equity, compensation plans is contained in the Trust's Management Proxy Circular dated March 10, 2008, which relates to the Annual and Special Meeting of Unitholders to be held on April 28, 2008. Additional financial information is also provided in the Trust's consolidated comparative audited financial statements and notes thereto and management's discussion and analysis for the year ended December 31, 2007.

SCHEDULE "A"

AUDIT COMMITTEE INFORMATION

I. PURPOSE

A. The primary function of the Audit Committee (the "Committee") is to assist the Board of Directors of Canadian Oil Sands Limited ("COSL") in fulfilling its oversight responsibilities by reviewing:

i) the financial information that will be provided to the unitholders of Canadian Oil Sands Trust (the "Trust") and the public;

ii) the systems of internal controls that management and the Board have established, including monitoring the integrity of the controls regarding financial reporting and accounting compliance; and

iii) all audit processes.

B. Primary responsibility for the financial reporting, information systems, risk management and internal controls of the Trust, COSL and the other subsidiaries of the Trust is vested in management and is overseen by the Board.

C. The Committee reviews and receives the reports of the internal auditor as part of the internal control oversight of the Trust, COSL and the other subsidiaries of the Trust.

D. The Committee shall monitor the independence and performance of the external auditors and of the internal auditors of the Trust, COSL and the other subsidiaries of the Trust.

II. CONSTITUTION, COMPOSITION AND DEFINITIONS

A. The Committee shall be composed of not fewer than three directors, none of whom shall be officers or employees of COSL. The Committee shall only be comprised of "independent" directors. An "independent" director is a director who is free from any direct or indirect relationship with COSL or the Trust and its subsidiaries that, in the Board's view, would or could reasonably interfere with the exercise of his or her independent judgment. A member must be "independent" within the meaning ascribed thereto in Multilateral Instrument 52-110, as amended from time to time. All members of the Committee shall be financially literate, as determined by the Board of Directors. Committee members will include only duly elected directors.

B. The Committee shall ensure that management advises the external auditors of the names of the Committee members and provides notice of and invites, where appropriate, the external auditors to attend meetings of the Committee. The Committee shall ensure that the external auditors are heard at those meetings on matters relating to the auditor's duties.

C. The Committee shall meet with the external auditors at least quarterly, and otherwise as it deems appropriate, to consider any matter that the Committee or the external auditors determine should be brought to the attention of the Board or unitholders.

D. The Committee shall meet at least four times each year. The Chairman may call additional meetings as required. In addition, a meeting may be called by the non-executive Chairman of the Board, the President & Chief Executive Officer, any member of the Committee or by the external auditors.

E. The Committee shall have the right to determine who shall and who shall not be present at any time during a Committee meeting. The President & Chief Executive Officer and the Chief Financial Officer of COSL are expected to be available to attend the Committee's meetings or portions thereof.

F. The Board shall appoint members to the Committee. Where a vacancy occurs at any time in the membership of the Committee, the Board may fill it. A majority of the Board may remove any member of the Committee at any time. If a member of the Committee ceases to be a Board member, then such individual shall automatically cease to be a member of the Committee.

G. The Committee shall be given access to senior management of COSL and all documents as required to fulfill its responsibilities and shall be provided with the resources necessary to carry out its responsibilities.

H. The Committee shall have the right to:

i) engage independent counsel and other advisors as it determines necessary to carry out its duties;

ii) to establish and pay the compensation for any advisors employed by the Committee; and

iii) to communicate directly with the external auditors and, if applicable, internal auditors.

I. The Committee provides open venues of communication among management, employees, external auditors and the Board.

J. The non-executive Chairman of the Board shall be a non-voting member of the Committee unless he is a member of the Committee in which case he shall have the same voting rights as any other member of the Committee.

K. The secretary to the Committee shall be either the Corporate Secretary or his/her delegate.

L. Committee meetings may be held in person, by video conference, by means of telephone or by a combination of the foregoing.

M. Notice of the time and place of each meeting may be given orally, or in writing (including by electronic means) or by facsimile to each member of the Committee at least 48 hours prior to the time fixed for such meeting. Notice shall also be given to the external auditors. Any member and the external auditors may, in any manner, waive notice of the meeting. Attendance of a member or the external auditors at a meeting shall constitute waiver of notice of the meeting except where a member or the external auditors attend the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

N. A majority of members, present in person or by videoconference, by means of telephone or combination thereof, shall constitute a quorum.

O. The Chair of the Audit Committee shall be appointed by the Board. The Chair shall preside as chair at each Committee meeting, lead Committee discussion on meeting agenda items and report to the Board, on behalf of the Committee, with respect to the proceedings of each Committee meeting. In the event that either the Chair or the Secretary is absent from any meeting, the members present shall designate any Director present to act as Chair and shall designate any Director, officer or employee of the Company to act as Secretary.

III. DUTIES AND RESPONSIBILITIES

Subject to the powers and duties of the Board and without limiting the members' duties as Board members, the Committee will perform the following duties:

A. <u>Financial Statements and Other Financial Information</u>

The Committee will review and consider all financial information that will be made publicly available. This includes:

i) reviewing and recommending approval of the annual financial statements and management's discussion and analysis with regard to the Trust, COSL and other subsidiaries of the Trust, as applicable, and report to the Board before the statements are approved by the Board;

ii) reviewing and approving the quarterly unaudited financial statements and management's discussion and analysis with regard to the Trust, COSL, and other subsidiaries of the Trust, as applicable, and approving the release of such financial statements and interim management's discussion and analysis to the public together with the press releases thereon;

iii) reviewing and authorizing for release any earnings release or guidance document to the public;

iv) reviewing and recommending to the Board for approval, the financial content of the annual report and of any material reports required by government or regulatory authorities;

v) reviewing and recommending for approval by the Board the Annual Information Form of the Trust and COSL;

vi) reviewing and recommending to the Board for approval the financial content in any prospectus or offering memorandum;

vii) reviewing and discussing the appropriateness of accounting policies and financial reporting practices used by the Trust, COSL and/or other subsidiaries of the Trust;

viii) reviewing and discussing any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the Trust, COSL and/or other subsidiaries of the Trust;

ix) reviewing and discussing any new or pending developments in accounting and reporting standards that may materially affect the Trust, COSL and/or other subsidiaries of the Trust;

x) reviewing and assessing the appropriateness of management's key estimates and judgments that may be material to financial reporting;

xi) reviewing and discussing with the internal auditors any matters which affect or may reasonably be expected to affect the accuracy or robustness of reporting as such relate to the financial statements or other financial disclosure matters;

xii) reviewing and discussing with management the use of "pro forma" or non-GAAP financial information and earnings guidance contained in news releases, any other public disclosure or any filings with the securities regulators and considering whether the information is consistent with the information contained in the financial statements of the Trust or COSL; and

xiii) reviewing and reassessing annually that adequate procedures are in place to review any other corporate disclosure derived or extracted from financial statements.

B. Financial Risk Management, Internal Control and Disclosure Control Systems

The Audit Committee will review and obtain reasonable assurance that the financial risk management, internal control and disclosure control systems are operating effectively to produce accurate, appropriate and timely management of financial risks and financial information. This includes:

i) review, at least annually, the financial risk management policies and practices of the Trust, COSL and other subsidiaries of the Trust as such relate to financial matters and accounting, it being recognized that the Board is responsible for the review of the overall risk management affecting the Trust, COSL and other subsidiaries of the Trust;

ii) obtain reasonable assurance from management or external sources as deemed appropriate that the disclosure control systems are reliable and the systems of disclosure and internal controls are properly designed and effectively implemented through discussions with and reports from management, the internal auditor, if such position exists, and the external auditor, as deemed appropriate by the Committee;

iii) review management steps to implement and maintain appropriate internal control procedures including a review of policies, including without limitation, internal controls over marketing;

iv) monitor compliance with statutory and regulatory obligations;

v) establish procedures for the receipt, retention and treatment of complaints received by the Trust or COSL regarding accounting, internal accounting controls or auditing matters and establish procedures so that the confidential, anonymous submission by employees regarding questionable accounting matters are handled appropriately;

vi) review the report from the Risk Management Committee regarding any credit risk or violations of applicable marketing policies as part of the Audit Committee's oversight of financial risk management for the Trust, COSL and any other subsidiary of the Trust; and

vii) review management's monitoring of compliance with COSL's Code of Business Conduct.

For greater certainty, the Audit Committee will review and assess the internal controls and disclosure controls as part of the certification process regarding financial statements and financial disclosure. However, the review and overall assessment of risk management and control processes related to non-financial matters shall remain with the Board.

C. **External Audit**

The external auditors shall report directly to the Audit Committee. The Committee will oversee, and review the planning and results of external audit activities and the ongoing relationship with the external auditors. This includes:

i) review, assess the performance and recommend to the Board, for unitholder approval, the appointment, retention and compensation of the external auditors;

ii) review the annual external audit plan;

iii) meet with the external auditors to discuss quarterly and annual financial statements of the Trust, COSL, and other subsidiaries of the Trust, as applicable, and the auditors' reports thereon;

iv) review and report to the Board with respect to the planning, conduct and reporting of the annual audit, including but not limited to:

a) any difficulties encountered, or restriction imposed by management, during the annual audit;

b) critical accounting policies and estimates and alternatives to such policies and estimates;

c) any significant accounting or financial reporting issue;

d) if appropriate, the auditors' evaluation of the system of internal controls, procedures and documentation for the Trust, COSL and other subsidiaries of the Trust;

e) the post audit or management letter containing any findings or recommendation of the external auditors, including management's response thereto and the subsequent follow-up to any identified disclosure or internal control weaknesses; and

f) any other material matters the external auditors bring to the Committee's attention;

v) review and pre-approve the non-audit services to be provided by the external auditors' firm or its affiliates (including estimated fees), and consider the impact on the independence of the external audit; where circumstances warrant, this pre-approval may be delegated to the Chair of the Audit Committee;

vi) meet periodically, and at least quarterly, with the external auditors without management present;

vii) meet periodically, and at least quarterly, with management, without the external auditors present;

viii) review any decision by COSL to hire employees or former employees of the Trust's or COSL's current or former external auditors; and

ix) discuss and review with the external auditor, all relationships such auditor has with the Trust and COSL as part of the assessment of the independence of the external auditor, as well as the external auditor's qualification and performance and the results of any internal reviews of the external audit firm as regards to any findings of inadequacies or concerns raised by external governance or regulating bodies.

D. Internal Audit

i) review the internal audit functions including:

(A) the purpose, authority and organizational reporting lines;

(B) the annual audit plan, budget and staffing thereof; and

(C) the results of the quarterly reporting memos and of the semi-annual and annual internal audit reports; and

ii) review, with the Chief Financial Officer, the Controller and others, as appropriate, the internal system of audit controls and the results of internal audits and consider the findings and the appropriateness of follow-up plans of the internal auditor.

E. Tax

i) review and approve any material changes to the corporate structure related to tax planning as proposed by management for the Trust and its subsidiaries; and

ii) review all material tax issues.

F. Other

i) review material litigation as such impacts on financial reporting;

ii) review policies and procedures for the review and approval of directors' and officers' expenses and perquisites, including the use of corporate assets, and consider the results of any review of these areas by an internal audit function, if available, or by the external auditors or a third party consultant, as the Committee deems applicable;

iii) review and approve a summary of the Committee's composition and responsibilities as well as summary of any audit, audit-related and other services by the external auditors for inclusion in the public disclosure documentation of the Trust and COSL, including without limitation, any such disclosure contained in a management proxy circular;

iv) review any related party transactions between the Trust or any subsidiary of the Trust, including COSL and the directors and officers of COSL;

v) review any legal and regulatory matters that may have a material impact on the interim or annual financial statements that are brought to the attention of any member of the Committee or the Board;

vi) conduct or authorize investigation into any matters within the Committee's scope of responsibilities. The Committee shall be empowered to retain independent counsel, accountants or others to assist it in the conduct of any investigation;

vii) approve the appointment, re-assignment or removal of the Chief Financial Officer of the Corporation, subject to the recommendation of the Corporate Governance and Compensation Committee and the final approval of the Board;

viii) approve the appointment, re-assignment or removal of the internal auditor, if any exists, of the Corporation, subject to the recommendation of the Corporate Governance and Compensation Committee and the final approval of the Board; and

ix) the Committee shall have the authority to direct and to supervise the investigation into any matter brought to its attention within the scope of its duties. It shall establish procedures for the receipt, retention and treatment of:

(A) Complaints COSL may receive regarding accounting, internal accounting controls, or auditing matters; and

(B) Confidential, anonymous submissions from COSL employees expressing concern regarding questionable accounting or auditing matters.

IV. ACCOUNTABILITY

The Committee shall report its discussions to the Board by either distributing the minutes of its meetings or a written summary of such discussions or by oral report at the next Board meeting. Any sensitive materials shall be kept by the Corporate Secretary and/or the Chairman of the Committee.

The Committee shall conduct a review of the Committee's effectiveness at least annually and follow up on any suggested improvements that are identified out of such review or otherwise brought to the attention of the Committee.

V. REVIEW

The Committee shall review these terms of reference each annual or, where circumstances warrant, at such short interval as the Committee deems appropriate or necessary, to determine if further additions, deletions or other amendments are required.

END